EXHIBIT 99.1

Dear Abraxis BioScience, Inc. Stockholder:

As previously announced, the board of directors of Abraxis BioScience, Inc. has approved a plan to spin-off its newly-formed subsidiary Abraxis Health, Inc. as a new independent, stand-alone company holding a significant portion of Abraxis BioScience’s drug discovery, manufacturing and development business. Following the spin-off, Abraxis BioScience stockholders will own (i) shares of Abraxis Health and (ii) shares of Abraxis BioScience, and Abraxis BioScience will continue to operate its existing business, excluding the portion of the drug discovery, manufacturing and development business to be held by Abraxis Health.

The spin-off of Abraxis Health common stock is scheduled to occur effective at 11:59 p.m., New York city time, on                     , 2009. Holders of record of shares of Abraxis BioScience common stock as of the close of business on                     , 2009 will receive one share of Abraxis Health common stock for every              shares of Abraxis BioScience common stock held. You will also retain your shares of Abraxis BioScience common stock. No action is required on your part to receive shares of Abraxis Health common stock. You will not be required to pay anything for the new shares or to surrender any Abraxis BioScience shares. The distribution of shares will be made in book-entry form, and physical stock certificates will be issued only upon request. No fractional shares will be issued, and you will receive a check for the equivalent of any fractional shares you otherwise would have received in the spin-off.

We believe that the spin-off of Abraxis Health will create a fully-integrated, next-generation, evidence-based, personalized healthcare company dedicated to the discovery, development, validation and clinical application of next-generation diagnostics and therapeutics tailored to the specific molecular profiling of patient tissues and that will offer safer and more effective treatments for critical illnesses.

We currently anticipate that, following the spin-off, quotations for the shares of Abraxis Health common stock will be available on the Pink Sheets quotation and trading system, and that a ticker symbol will be assigned for the Abraxis Health common stock shortly before quotations for the Abraxis Health common stock first become available. It may be difficult to trade Abraxis Health common stock due to the potential for low and sporadic trading activity on the Pink Sheets quotation and trading system. The shares of Abraxis BioScience common stock will continue to be listed on the Nasdaq Global Select Market under the symbol “ABII.”

I encourage you to read carefully the enclosed information statement, which is being provided to all Abraxis BioScience stockholders. It describes the spin-off in detail and contains important business and financial information about Abraxis Health.

Sincerely,

Leon O. Moulder, Jr.

Vice Chairman and Chief Executive Officer

Abraxis BioScience, Inc.

                    , 2009

ABRAXIS HEALTH, INC.

Dear Abraxis Health, Inc. Stockholder:

We are very pleased to welcome you as a stockholder of Abraxis Health, Inc.

Abraxis Health is establishing a fully-integrated, next-generation, evidence-based, personalized healthcare company dedicated to the discovery, development, validation and clinical application of next-generation diagnostics and therapeutics tailored to the specific molecular profiling of patient tissues and that will offer safer and more effective treatments for critical illnesses.

Abraxis Health plans to develop a proprietary model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure that integrates patient data management, bioinformatics, discovery, molecular medicine and clinical development. Abraxis Health currently is designing and acquiring the necessary infrastructure and plans to acquire and internally develop the hardware and software modules to organize and integrate the data streams that form the foundation of this interactive database. In so doing, Abraxis Health will aim to deliver the right medicine to the right patient at the right time. Abraxis Health will develop, test and validate diagnostics and drugs to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. This will enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, improving outcomes and pharmacoeconomics.

We are very excited about our prospects and believe we will be even better positioned to realize growth opportunities as an independent, stand-alone company. Looking forward, we intend to continue to execute our strategies of growing our drug discovery, manufacturing and development business and accelerating the commercialization of our product candidates.

We currently anticipate that, following the spin-off, quotations for the shares of Abraxis Health common stock will be available on the Pink Sheets quotation and trading system, and that a ticker symbol for our common stock will be assigned shortly before quotations for our common stock first become available. It may be difficult to trade Abraxis Health common stock due to the potential for low and sporadic trading activity on the Pink Sheets quotation and trading system.

You are invited to learn more about our company by reading the enclosed information statement. On behalf of our board of directors, management team and employees, I thank you in advance for your support as we focus on delivering long-term stockholder value as an independent, stand-alone company.

Sincerely,

Patrick Soon-Shiong, M.D.

Chairman and Chief Executive Officer

Abraxis Health, Inc.

                    , 2009

The information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission. This preliminary information statement shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

SUBJECT TO COMPLETION, DATED AUGUST 4, 2009

INFORMATION STATEMENT

ABRAXIS HEALTH, INC.

Common Stock

(par value $0.001 per share)

This information statement is being furnished to holders of Abraxis BioScience, Inc.’s (which we refer to as “Abraxis BioScience”) common stock in connection with the plan by Abraxis BioScience to distribute to its stockholders all of the issued and outstanding shares of its newly-formed subsidiary, Abraxis Health, Inc. (which we refer to as “Abraxis Health”), as an independent, stand-alone company holding a significant portion of Abraxis BioScience’s drug discovery, manufacturing and development business in a spin-off transaction, which we refer to as the “spin-off.” Following the spin-off, Abraxis BioScience stockholders will own (i) shares of Abraxis Health and (ii) shares of Abraxis BioScience, and Abraxis BioScience will continue to operate its existing business, excluding the portion of the drug discovery, manufacturing and development business to be held by Abraxis Health.

We expect that the distribution will be made on or about                      , 2009, on a pro rata basis to the holders of record of Abraxis BioScience common stock as of the close of business on                     , 2009, which is the record date. If you are a record holder of Abraxis BioScience common stock at the close of business on the record date, you will receive one share of Abraxis Health common stock for every              shares of Abraxis BioScience common stock you hold on that date. The distribution of shares will be made in book-entry form, and physical stock certificates will be issued only upon request.

You will not be required to pay for the shares of Abraxis Health common stock you receive in the spin-off, to surrender or exchange your shares of Abraxis BioScience common stock in order to receive our common stock or take any other action in connection with the spin-off. However, as more fully described in this information statement, we expect that the spin-off will be a taxable transaction to you and Abraxis BioScience for U.S. federal income tax purposes.

No public market currently exists for Abraxis Health common stock. Following the spin-off, we currently anticipate that quotations for our common stock will be available on the Pink Sheets quotation and trading system, and that a ticker symbol for our common stock will be assigned for our common stock shortly before quotations for our common stock first become available. It is possible that a limited trading market, known as a “when-issued” trading market, may develop on or shortly before the record date for the spin-off and that regular trading, to the extent available on the Pink Sheets quotation and trading system, will begin on the first trading day after the effective date of the spin-off. Abraxis BioScience will continue to list its common stock on the Nasdaq Global Select Market under the symbol “ABII” following the spin-off.

Stockholders with inquiries relating to the spin-off should contact American Stock Transfer & Trust Company, the distribution agent, at 59 Maiden Lane, Plaza Level, New York, New York 10038, telephone (800) 937-5449.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 11.

No stockholder approval of the spin-off is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

The date of this information statement is                      , 2009.

SUMMARY

The following is a summary of some of the information contained elsewhere in this information statement. It is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information set forth elsewhere in this information statement, including our financial statements and notes thereto. We urge you to read carefully the entire information statement, especially the risks discussed under “Risk Factors” and our financial statements.

Unless the context otherwise requires, references in this information statement to “Abraxis Health,” “we,” “us” and “our” refer to Abraxis Health, Inc. and its subsidiaries; references to “Abraxis BioScience” refer to Abraxis BioScience, Inc. and its subsidiaries, excluding Abraxis Health after giving effect to the spin-off. The transaction in which we will be spun-off from Abraxis BioScience and become an independent, stand-alone company is sometimes referred to in this information statement as the “separation,” the “distribution” or the “spin-off.”

In addition, references to the “2007 separation” or “2007 spin-off” refer to the November 2007 transactions in which the former Abraxis Pharmaceutical Products business (which is referred to as the “hospital-based business”) and the former Abraxis Oncology and Abraxis Research businesses (which is referred to as the “proprietary business”) were separated from the former Abraxis BioScience, Inc. (formerly American Pharmaceutical Partners, Inc.), which we refer to as “Old Abraxis”; references to “APP” refer to the hospital-based business operating under the name APP Pharmaceuticals, Inc. following the 2007 spin-off.

We describe in this information statement the drug discovery, manufacturing and development business to be contributed to us by Abraxis BioScience as if it were our business for all historical periods described. However, we are a newly-formed entity that will not have conducted any separate operations prior to the spin-off and some of the actions necessary to transfer assets and liabilities of Abraxis BioScience to us have not occurred but will occur before the effectiveness of the spin-off. Following the spin-off, we will be an independent, stand-alone company. Accordingly, our historical financial results as part of Abraxis BioScience contained herein may not reflect our financial results in the future as an independent, stand-alone company or what our financial results would have been had we been an independent, stand-alone company during the periods presented.

Our Company

We are establishing a fully-integrated, next-generation, evidence-based, personalized healthcare company dedicated to the discovery, development, validation and clinical application of next-generation diagnostics and therapeutics tailored to the specific molecular profiling of patient tissues and that will offer safer and more effective treatments for critical illnesses.

We plan to develop a proprietary model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure that integrates patient data management, bioinformatics, discovery, molecular medicine and clinical development. We currently are designing and acquiring the necessary infrastructure and plan to acquire and internally develop the hardware and software modules to organize and integrate the data streams that form the foundation of this interactive database. In so doing, we will aim to deliver the right medicine to the right patient at the right time. We will develop, test and validate next-generation diagnostics and drugs to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. We believe this may enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, improving outcomes and pharmacoeconomics.

We seek to differentiate from competitors in our personalized medicine approach through our three pronged program. We believe the technologies and infrastructure we plan to acquire and develop will enable us to: (i) assemble and interpret patient data; (ii) integrate such patient data with data from basic- and drug- discovery research; and (iii) match and prioritize these data through the application of diagnostic discoveries with ideal patient populations. We believe other organizations thus far have not been able to integrate these components in a similarly balanced manner.

We are, however, in the early stage of product development and do not generally expect to have any therapeutic products commercially available for several years, if at all, because almost all of our therapeutic product candidates are in the research or development stage. Dyloject®, which has been exclusively out-licensed, and is currently only approved in the United Kingdom, is our only approved product, and all of our therapeutic product candidates are in the pre-clinical stage of development. Therefore, initially, our principal source of revenue will be the service agreements we will enter into with Abraxis BioScience in connection with the spin-off. At various times, we may also pursue revenue opportunities from third-party contract manufacturing and sales of our raw materials.

Our Strategy

Our goal is to create a fully-integrated, next-generation, evidence-based, personalized healthcare company dedicated to the discovery, development, validation and clinical application of next-generation diagnostics and therapeutics tailored to the specific molecular profiling of patient tissues and that will offer safer and more effective treatments for critical illnesses. We initially expect our primary area of focus to be the oncology market for both therapeutic and diagnostic applications. We will aim to develop diagnostic products and next-generation therapeutics to target a disease at a specific, evidence-based, molecular level through the use of rapidly evolving next-generation molecular screening techniques, genomics, proteonomics and bioinformatics. Our goal is to facilitate the reclassification of critical illnesses such as cancer from its current methods to an entirely new molecular classification and, hence, treat the patients’ disease on that basis. None of our product candidates have been approved for marketing or sale, other than Dyloject®. The key elements of our strategy include:

•

Pursue Discovery and Development of Product Candidates Based on the Approach of Predictive, Personalized Evidence-Based Medicine. In recent years, research studies on a global scale have attempted to define subsets of biochemical markers that may be useful predictors of response to treatments (evaluated through clinical response, toxicity and time to disease progression) and prognostic markers which are important in determining the aggressiveness of cancers as well as other diseases. The era of predictive, personalized evidence-based medicine has emerged, and the strategic focus for our company will be to identify compounds with specific activity linked to specific biological markers related to specific disease states. One of our goals is to combine prognostic markers with specific therapeutic agents, which would enable clinicians to tailor therapy to the molecular profile of the patient while minimizing life-threatening toxicities.

•

Establish Proprietary Model for Delivery of Healthcare. We plan to develop a proprietary model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure that integrates patient data management, bioinformatics, discovery, molecular medicine and clinical development. We currently are designing and acquiring the necessary infrastructure and plan to acquire and internally develop the hardware and software modules to organize and integrate the data streams that form the foundation of this interactive database. In so doing, we will aim to deliver the right medicine to the right patient at the right time. We will develop, test and validate next-generation drugs and diagnostics to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. We believe this may enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, improving outcomes and pharmacoeconomics.

•

Establish Global Patient Data Management and Bioinformatics Infrastructure. We intend to create a global patient data management, bioinformatics, computer software and hardware infrastructure to provide for the delivery of predictive, preventative and evidence-based healthcare. We have developed molecular diagnostics, patient data management and therapeutic discovery and development capabilities. We will continue to build a network of capabilities by collaborating with academic and biotechnology organizations and healthcare providers, establishing access to a network of tissue sources and a national tissue repository. We expect that this infrastructure will support next-generation diagnostic and molecular interrogation techniques for the tissue, including validated and quantitative norms to differentiate normal from diseased states. In addition, we anticipate that this infrastructure will offer a network of clinical trial sites working in collaboration to identify cohorts of patients with similar abnormal molecular profiles and iterative clinical testing of drugs developed based on activity against the particular molecular profile. We believe this network will create a real-time bioinformatics and patient database, permitting us to match patients with their personalized treatment regimens and preferred healthcare providers.

•

Develop Discovery Pipeline. We have established a proprietary natural product library of broad chemical diversity for drug discovery. The library currently represents approximately 100,000 semi-purified screening samples derived from microorganisms retrieved from over 30,000 soil samples representing geographic, habitat and genetic diversity from all over the world. New strains of microorganisms are continuously being added from our soil sample collection, and we believe the numerous microorganisms in each soil sample provide us with substantial resources for continuing to create new and targeted libraries of natural product chemical diversity for drug discovery. Natural products are an important component of our drug discovery strategy and, with the capability of overcoming water insolubility through the use of the nab® technology, we believe we have the unique opportunity to work on translating water insoluble compounds discovered from our natural product library into clinical applications. We intend to leverage our proprietary nanoparticle albumin bound, or nab®, tumor targeting technology, which encapsulates chemotherapy agents in nanometer-sized particles of albumin that are approximately 1/100 the size of a single red blood cell, and our internal development and regulatory expertise to develop product candidates for the diagnosis and treatment of cancer and other critical illnesses.

•

Pursue Proprietary Pharmaceutical Product Opportunities. We intend to acquire or license rights to proprietary pharmaceutical and diagnostic products in our focus therapeutic areas, allowing us to enhance our market presence and visibility. We also intend to explore business expansion opportunities relating to the nab® tumor targeting technology, including collaborative relationships to reformulate the products of others using the nab® technology.

•

Complement Internal Growth with Strategic Acquisitions. We believe opportunities exist for us to enhance our competitive position by acquiring companies with complementary products and technologies and/or acquiring rights to proprietary, biosimilar or other specialty products or technologies from third parties.

The Spin-Off

On the distribution date, pursuant to a separation and distribution agreement, Abraxis BioScience will contribute to us a significant portion of its drug discovery, manufacturing and development business and $25 million in cash. The spin-off will not be consummated without this cash contribution, which will be funded through available internal cash resources of Abraxis BioScience, as the cash contribution is a non-waivable condition to completion of the spin-off. Immediately following the contribution, Abraxis BioScience will spin-off all of the outstanding shares of Abraxis Health in a pro rata distribution to Abraxis BioScience stockholders who own shares of Abraxis BioScience common stock as of the close of business on                     , 2009.

Reasons for the Spin-Off

The board of directors of Abraxis BioScience has approved the spin-off of our business from Abraxis BioScience into an independent, stand-alone company. Abraxis BioScience’s board of directors believes that the spin-off will enable each company to pursue its differing drug development and commercialization strategies. The spin-off is also expected to enhance each company’s financial and operational flexibility thereby allowing each company to focus its attention and resources on its own business so that it can pursue the most appropriate long-term growth opportunities and business strategies. In reaching its decision to approve the spin-off, the board of directors of Abraxis BioScience consulted with management, as well as its legal advisors, and considered a variety of factors weighing positively in favor of the spin-off, including the following:

Different Drug Development Trajectories and Changes in Opportunities and Business Environment. We and Abraxis BioScience have markedly different drug development trajectories. Abraxis BioScience is expected to have multiple registrational clinical trials in progress in 2009. In contrast, we are establishing a new model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure.

Proprietary Model for Delivering Healthcare. We plan to develop a proprietary model for delivering healthcare by addressing the molecular profile of disease in order to deliver the right medicine to the right patient at the right time. Traditional drug development involves Phase I, II and III trials of a new chemical entity without biomarker pre-selection of patients. The spin-off will allow us to pursue a different model wherein drugs and diagnostics are developed, tested and validated to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. We believe this may enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, thereby improving outcomes and pharmacoeconomics.

Need for a Unique, Global Healthcare Infrastructure. In order to implement the new healthcare delivery paradigm, we will need to establish a global patient data management, bioinformatics, computer software and hardware infrastructure to further our proprietary model for the delivery of predictive, preventative and evidence-based healthcare. We have developed molecular diagnostics, patient data management and therapeutic discovery and development capabilities. We will continue to build a network of capabilities by collaborating with academic and biotechnology organizations and healthcare providers, establishing access to a network of tissue sources and a national tissue repository. We expect that this infrastructure will support next-generation diagnostic and molecular interrogation techniques for the tissue, including validated and quantitative norms to differentiate normal from diseased states. In addition, we anticipate that this infrastructure will offer a network of clinical trial sites working in collaboration to identify cohorts of patients with similar abnormal molecular profiles and iterative clinical testing of drugs developed based on activity against the particular molecular profile. We believe this network will create a real-time bioinformatics and patient database, permitting us to match patients with their personalized treatment regimens and preferred healthcare providers.

Targeted Incentives for Employees. The spin-off will permit each company to design incentive compensation programs that relate more directly to its own business characteristics and performance and will provide each company with an equity security for use in its compensation programs. For example, Abraxis BioScience may design its incentive compensation programs based in part on commercial sales whereas we may determine to tailor our incentive compensation programs based on drug discovery and development accomplishments. Following the spin-off, we believe that equity incentives will help us continue to attract and retain qualified management and better motivate employees throughout our organization because they will receive equity awards tied solely to the business for which they perform services.

Enhanced Ability to Raise Capital. Both we and Abraxis BioScience require capital for our businesses. Abraxis BioScience requires funding for its registrational and other clinical trials to expand the indications for Abraxane® and to develop its product pipeline, as well as to develop an international distribution platform. We require significant capital to fund the development, manufacturing and regulatory approval process requirements for our product candidates, to hire additional personnel required to support the development of our product candidates, and to conduct future clinical trials. We believe that the separation of our businesses in the spin-off will better position both companies to raise capital or to use our equity as acquisition currency.

For more information about our business and a further explanation of the reasons for the spin-off, including the additional factors and potential risks associated with the spin-off considered by our board of directors, see “Business” and “The Spin-Off—Reasons for the Spin-Off.”

Risk Factors

Our business, financial condition and/or results of operations could be materially adversely affected by any of the risks described under “Risk Factors” beginning on page 11, including, among others, the following risks:

•

We are a newly-formed company with minimal revenue to date and a history of significant losses, and, initially following the spin-off, our principal source of revenue will be the service agreements between us and Abraxis BioScience. If any of these agreements with Abraxis BioScience are terminated or if Abraxis BioScience requires less services than expected, we could lose substantially all or a significant portion of our revenue and experience even greater operating losses.

•

We historically have not generated, nor do we expect in the foreseeable future to generate, any cash from operations, and may need additional funds to fund our planned operations. If we are unable to obtain additional financing, we may be unable to continue our research and development programs or complete the development and ultimate commercialization of our product candidates.

•	We are a newly-formed company and currently have no products, other than Dyloject®, available for sale. Our product development efforts may not result in commercial products.

•	We have no history operating as an independent, stand-alone company, and we may be unable to make the changes necessary to operate successfully as an independent, stand-alone company.

•	Our historical and pro forma financial information may not be representative of our future results as an independent, stand-alone company.

•	We may have potential conflicts of interest with Abraxis BioScience.

•	Our common stock, which we expect will be quoted on the Pink Sheets quotation and trading system, will be less liquid than shares listed on a national securities exchange.

•

Because our common stock will not be listed on a national securities exchange, the governance and other requirements applicable to companies listed on a national securities exchange will not apply to us.

•	Because we will likely have fewer than 300 holders of our common stock and will not be listed on a national securities exchange, we will be able to terminate our registration with the SEC.

•	Stockholders of our company may not have the same protections, or access to the same disclosure about us, as stockholders of other publicly traded companies.

•	We expect that the spin-off will be a taxable transaction for U.S. federal income tax purposes and that your receipt of all or a portion of our common stock will likely be taxable to you.

Corporate Information

We are a Delaware corporation that was formed in December 2008. Our chief executive officer and entities affiliated with him beneficially owned as of April 30, 2009 approximately 83% of Abraxis BioScience’s outstanding common stock and will beneficially own the same percentage of our common stock immediately following the spin-off. Our principal executive offices are located at 11755 Wilshire Boulevard, Suite 2000, Los Angeles, California 90025, and our telephone number is (310) 883-1300. Our internet address following the spin-off will be www.abraxishealth.com. Information contained on, or that will be accessible through, our website does not and will not constitute a part of this information statement.

This information statement contains product names, trademarks and trade names of our company and other organizations.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Please see “The Spin-Off” for a more detailed description of the matters summarized below.

How will the spin-off work?	Following final approval of the spin-off by the Abraxis BioScience board of directors, and pursuant to the terms and conditions of a separation and distribution agreement to be entered into between Abraxis BioScience and us, all of the outstanding shares of our common stock will be distributed pro rata to the holders of record of Abraxis BioScience common stock as of the close of business on , 2009. In the spin-off, each holder of Abraxis BioScience common stock will receive one share of Abraxis Health common stock for every shares of Abraxis BioScience common stock held as of the close of business on , 2009. The number of shares of our common stock that will be distributed to holders of Abraxis BioScience common stock will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock. Holders of Abraxis BioScience common stock will also retain their shares. For a more detailed description, see “The Spin-Off.”

What will Abraxis Health’s relationship with Abraxis BioScience be after the spin-off?	After the spin-off, we and Abraxis BioScience will be independent, stand-alone companies. In connection with the spin-off, we will enter into various service agreements with Abraxis BioScience under which we and Abraxis BioScience will provide transition services to each other for a period of up to three years subsequent to the spin-off; we will provide manufacturing services to Abraxis BioScience under an interim manufacturing agreement at our Melrose Park, Illinois and Grand Island, New York manufacturing facilities for a period ending on December 31, 2011, subject to extension; we will provide manufacturing services to Abraxis BioScience under a long-term manufacturing agreement at our Phoenix, Arizona manufacturing facility for an initial period of fifteen years from the time this manufacturing facility becomes qualified for the manufacture of Abraxane® and at our Melrose Park, Illinois manufacturing facility for an initial period of ten years from the expiration of the interim manufacturing agreement, subject to extension; and we will provide certain transitional pre-clinical and product development services to Abraxis BioScience for its nab® product candidates, including those we have licensed to Abraxis BioScience. In addition, we will enter into a product license agreement under which we will exclusively license to Abraxis BioScience three pre-clinical nab® product candidates. We currently anticipate that, initially following the spin-off, our principal source of revenue will be these agreements with Abraxis BioScience. See “Unaudited Pro Forma Combined Financial Statements” and “Relationship Between Abraxis BioScience and Us After the Spin-Off.” In connection with the spin-off, we will also enter into a secured credit facility under which we may borrow up to $200 million from Abraxis BioScience for working capital and general corporate purposes.

When will the spin-off be effected?	11:59 p.m., New York city time, on , 2009.

What is the record date for the spin-off?	Close of business on , 2009.

What do I have to do to participate in the spin-off?	You are not required to take any action to receive shares of Abraxis Health common stock in the spin-off. No vote of Abraxis BioScience stockholders will be taken to approve the spin-off. If you are the holder of record of shares of Abraxis BioScience common stock as of the close of business on , 2009, a book-entry will be made reflecting your ownership of shares of our common stock. Physical stock certificates will be issued only upon request. Do not mail in Abraxis BioScience common stock certificates in connection with the spin-off.

How many shares of Abraxis Health common stock will I receive?	Each record holder of Abraxis BioScience common stock will receive one share of Abraxis Health common stock for every shares of Abraxis BioScience common stock that the record holder owned as of the record date. No fractional shares of our common stock will be issued in the spin-off.

How will fractional shares be treated?	If you would be entitled to receive a fractional share of our common stock in the spin-off, you will instead receive a cash payment. Fractional shares will be aggregated by the distribution agent into whole shares and sold at prevailing trading prices. Given that we expect our common stock will trade on the Pink Sheets quotation and trading system, the fractional shares, when aggregated, may be difficult to sell due to the potential for low and sporadic trading activity. The aggregate net proceeds of these sales will be distributed ratably, after making certain deductions, to those Abraxis BioScience stockholders who would otherwise have received fractional shares. The distribution agent, in its sole discretion, without any influence by Abraxis BioScience or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Abraxis BioScience or us. None of Abraxis BioScience, our company or the distribution agent will guarantee any minimum sale price for the fractional shares of our common stock. For a discussion of the material U.S. federal income tax consequences of the spin-off, including the receipt of cash in lieu of fractional shares, please see “Material U.S. Federal Income Tax Consequences” below.

What is book-entry?	The book-entry system allows registered stockholders to hold their shares without physical stock certificates. For additional information, see “The Spin-Off—Manner of Effecting the Spin-Off.”

What will happen to restricted stock units, stock options and stock appreciation rights?	Holders of Abraxis BioScience restricted stock units (RSUs), stock options and stock appreciation rights (SARs) that continue to be employed by either Abraxis Health or Abraxis BioScience after the spin-off will continue to hold those Abraxis BioScience RSUs, options and SARs after the spin-off, except that the terms of the equity awards will be adjusted in a manner intended to preserve the intrinsic value of the equity awards. Abraxis BioScience RSUs, stock options and SARs will not be converted into any right to receive shares of Abraxis Health or rights based on the value of those shares. For additional information, see “The Spin-Off—Treatment of Employee Stock Options, Restricted Stock Units and Stock Appreciation Rights.”

What are the U.S. federal income tax consequences of the distribution of Abraxis Health common stock?	We expect that the spin-off will be a taxable transaction for U.S. federal income tax purposes. Assuming this to be the case, an amount equal to the fair market value on the distribution date of the shares of our common stock received by you (including any fractional shares) generally will be taxable as a dividend to the extent of your ratable share of Abraxis BioScience’s current or accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes with the excess treated first as a tax-free return of capital that reduces (but not below zero) your adjusted tax basis in your Abraxis BioScience common stock and then as capital gain from the sale or exchange of Abraxis BioScience common stock. For a more detailed discussion of the material U.S. federal income tax consequences of the spin-off, please see “Material U.S. Federal Income Tax Consequences” below. Tax matters are complicated and the tax consequences of the spin-off to any particular Abraxis BioScience stockholder will depend on that stockholder’s particular situation. You should consult your own tax advisor to determine the tax consequences of the spin-off to you.

Does Abraxis Health intend to pay dividends on Abraxis Health common stock?	No. We do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors in accordance with applicable law.

Where will I be able to trade my shares of Abraxis Health common stock?

There is not currently a public market for our common stock. We currently anticipate that, following the spin-off, quotations for our common stock will be available on the Pink Sheets quotation and trading system, and that a ticker symbol will be assigned for our common stock shortly before quotations for our common stock first become available. In order for our common stock to be quoted on the Pink Sheets quotation and trading system, a market maker is required to file an application to make a market in our securities. Stocks that are quoted on the Pink Sheets quotation and trading system can be difficult to buy and sell due to the potential for low and sporadic trading activity. We cannot predict to what extent the trading price of our common stock will be volatile, and, because we anticipate that our common stock will be quoted on the Pink Sheets quotation and trading system, holders of our common stock may experience a greater spread between the “bid” and “asked” prices of our common stock as compared with securities traded on a national securities exchange.

It is possible that a “when-issued” trading market may develop on or shortly before the record date and will continue up to and through the distribution date. “When-issued” trading refers to a transaction made conditionally because the security has not yet been issued. On the first trading day following the distribution date, “when-issued” trading in respect of our common stock will end and, to the extent available on the Pink Sheets quotation and trading system, “regular-way” trading of our common stock will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We cannot assure you as to the trading prices for our common stock either in the “when-issued” market, if one develops, or after “regular-way” trading, to the extent available on the Pink Sheets quotation and trading system, begins.

Will the number of shares of Abraxis BioScience common stock I own change as a result of the spin-off?	No. The number of shares of Abraxis BioScience common stock you own will not change as a result of the spin-off.

What will happen to the listing of Abraxis BioScience common stock?	Abraxis BioScience shares of common stock will continue to be listed on the Nasdaq Global Select Market under the symbol of “ABII” following the spin-off.

Will the spin-off affect the trading price of my Abraxis BioScience common stock?	Yes. After the spin-off, the trading price of Abraxis BioScience common stock may be lower than the trading price of Abraxis BioScience common stock prior to the spin-off of Abraxis Health, and the trading price of Abraxis BioScience common stock may fluctuate significantly. Moreover, the combined trading prices of Abraxis BioScience common stock and Abraxis Health common stock after the spin-off may be more or less than the trading price of Abraxis BioScience common stock prior to the spin-off. See “Risk Factors—Risks Related To Our Separation From Abraxis BioScience.”

Whom do I contact for information

regarding Abraxis Health and the spin-off?	You should direct inquiries relating to the spin-off to:

Abraxis BioScience, Inc.

11755 Wilshire Boulevard, Suite 2000

Los Angeles, California 90025

Attention: Investor Relations

Phone: (310) 883-1300

SUMMARY HISTORICAL COMBINED FINANCIAL INFORMATION

The following table sets forth our summary historical combined financial information derived from our (i) audited combined financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, which are included elsewhere in this information statement, (ii) unaudited combined financial statements for the years ended December 31, 2005 and 2004, which are not included elsewhere in this information statement, and (iii) unaudited interim combined financial statements for the three months ended March 31, 2009 and 2008, which are included elsewhere in this information statement. Our summary financial information may not be indicative of our future performance as an independent, stand-alone company. Our unaudited combined financial statements for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2009 and 2008 were prepared on the same basis as our audited combined financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly our financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

Our historical combined financial information does not include all of the expenses that would have been incurred by us had we been an independent, stand-alone entity. Accordingly, the historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone entity during the periods shown or of our future performance as an independent, stand-alone entity. Our combined financial statements were prepared on a carve-out basis from Abraxis BioScience. The carve-out combined financial statements include allocated operating expenses of $21.0 million, $25.5 million, $12.0 million, $6.3 million and $2.2 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively, and $9.9 million and $6.5 million for the three months ended March 31, 2009 and 2008, respectively. The allocations were based on a detailed historical cost center analysis and management’s estimates of efforts expended on the respective operations of Abraxis BioScience and Abraxis Health. For example, the carve-out combined financial statements reflect allocations of employee related costs (including salary, benefits and related overhead) for product development and research and general and administrative services. We will generally incur all of the employee related costs (including those costs historically allocated to Abraxis BioScience) for those employees who we will employ following the spin-off. These allocations were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. However, the carve-out combined financial statements do not reflect additional expenses we expect to incur as an independent, stand-alone company. The summary historical combined financial information should be read in conjunction with the “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited and audited combined financial statements and notes thereto included elsewhere in this information statement.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands)
	(unaudited)					(unaudited)
Combined Statements of Operations Data:
Net revenue	$1,054	$388	$2,999	$1,269	$—	$—	$—
Operating expenses	16,823	10,882	71,880	40,211	9,767	4,501	1,074
Loss from operations	(15,769)	(10,494)	(68,881)	(38,942)	(9,767)	(4,501)	(1,074)
Other income	1,294	993	4,353	630	—	—	—
Interest expense	—	(16)	(189)	(190)	(1,893)	(1,615)	(99)
Other expense	(1,701)	—	(6,822)	—	—	—	—
Net loss	$(16,176)	$(9,517)	$(71,391)	$(38,502)	$(11,660)	$(6,116)	$(1,173)
Net loss attributable to non controlling interest	(380)	—	—	—	—	—	—
Net loss attributable to Abraxis Health	$(15,796)	$(9,517)	$(71,391)	$(38,502)	$(11,660)	$(6,116)	$(1,173)

Combined Balance Sheets Data:
Total current assets	$18,347	$3,994	$21,718	$3,556	$193	$71	$48
Total assets	239,552	163,476	226,163	162,965	128,657	56,268	44,315
Total current liabilities	11,954	10,161	18,760	9,371	3,025	195	445
Total liabilities	21,628	14,286	28,360	12,728	3,595	195	445
Net investment in Abraxis Health	217,924	149,190	197,803	150,237	125,062	56,073	43,870
Working capital (deficiency)	6,393	(6,167)	2,958	(5,815)	(2,832)	(124)	(397)

Combined Other Operating Data:
Capital expenditures	$19,788	$683	$33,409	$39,910	$61,272	$15,566	$6,596

RISK FACTORS

In addition to the information contained elsewhere in this information statement, you should consider carefully the following risk factors related to Abraxis Health and the spin-off.

This information statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this information statement. See “Special Note On Forward-Looking Statements.”

Risks Related To Our Business and Industry

We historically have not generated, nor do we expect in the foreseeable future to generate, any cash from operations, and will need additional funds to fund our planned operations. If we are unable to obtain additional financing, we will be unable to continue our research and development programs or complete the development and ultimate commercialization of our product candidates.

We historically have not generated, nor do we expect in the foreseeable future to generate any cash from operations. For the years ended December 31, 2008, 2007 and 2006 and for the three months ended March 31, 2009, we were dependent on financing from Abraxis BioScience to fund our operations. As of March 31, 2009, we had $2.8 million in cash and cash equivalents. Our cash used in operations for the three months ended March 31, 2009 was approximately $14.6 million. We do not expect to generate any cash from operations in 2009.

The $25 million in cash to be received by us from Abraxis BioScience in connection with the spin-off and any amounts payable to us by Abraxis BioScience under the service agreements as well as amounts we may borrow under our $200 million credit facility with Abraxis BioScience, which matures on December 31, 2016, are expected to be our principal source of operating cash in the near term and may not be sufficient to fund our operations through the commercialization of one or more product candidates yielding sufficient revenues to support our operations. If Abraxis BioScience were to experience liquidity problems or otherwise failed to perform, we would need to obtain third-party financing, which we may be unable to obtain. In addition, the credit facility with Abraxis BioScience restricts us from borrowing more than $50 million during the six-month period following the spin-off and no more than an additional $50 million during the six-month period thereafter.

We expect that we will be required to raise additional capital to continue our research and development programs and complete the development and ultimate commercialization of our discovery pipeline. We may seek to satisfy our future funding requirements through public or private offerings of securities, by collaborative or other arrangements with major pharmaceutical companies or from other sources. Additional financing may not be available when needed or be available on terms acceptable to us to permit successful development and ultimate commercialization of our discovery pipeline. In addition, because our obligations under the credit facility will be secured by a first-priority deed of trust or mortgage in the real property on which our Elk Grove Village, Illinois warehouse and Barceloneta, Puerto Rico manufacturing facilities are located and by a first-priority lien in our interests in a certain product candidate and because the credit facility will contain covenants restricting our business, our ability to raise capital from third parties may be restricted. We may seek to obtain additional funding from our Chief Executive Officer and/or entities affiliated with him, which will collectively own approximately 83% of our common stock following the spin-off. However, neither our Chief Executive Officer nor any entities affiliated with him has made any commitment to provide us with additional funding. We may also seek to obtain financing support from one of our collaborative partners or from other third parties who may require that we waive significant rights regarding protection of our proprietary information or technologies or offer financial support on less favorable terms than those normally acceptable to us. If adequate financing is not available, we may not be able to continue as a going concern, or may be required to delay, scale back or eliminate some of our research and development programs, relinquish rights to some of our technologies or product candidates or forego desired drug discovery and development opportunities. In addition, if we raise additional capital by issuing equity securities, your ownership interest in us will be diluted.

Our long-term capital requirements and the adequacy of our available funds will depend upon many factors, including:

•	the progress and magnitude of our research and development programs;

•

changes in existing collaborative relationships, or our ability to establish additional collaborative relationships with academic institutions, biotechnology or pharmaceutical companies and governmental agencies or other third parties;

•	the extent to which our partners will share in the costs associated with the development of our programs or run the development programs themselves;

•	our ability to negotiate favorable development and marketing strategic alliances for certain product candidates;

•	our ability to build or expand internal development and commercial capabilities;

•	our ability to achieve successful commercialization of marketed products by either us or a partner;

•	the scope and results of preclinical studies and clinical trials to identify and evaluate product candidates;

•	our ability to enroll sites and patients in clinical trials;

•	the scope of manufacturing of our product candidates to support our preclinical research and clinical trials;

•	increases in personnel and related costs to support the development of our product candidates;

•	the scope of validation for the manufacturing of our product candidates required for future regulatory filings;

•	the extent to which we can successfully pursue and generate revenue from third-party contract manufacturing or other potential revenue opportunities, including from sales of our raw materials;

•	competitive and technological advances;

•	the time and costs involved in obtaining regulatory approvals; and

•	the costs involved in all aspects of intellectual property strategy and protection, including in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims.

As our development programs continue to grow, our costs will increase. Future development, manufacturing and regulatory approval process requirements, and additional personnel resources required for supporting the development of our product candidates, including future clinical trials, will consume significant capital resources and will increase our expenses, and our expenses, revenues and use of cash could vary significantly depending on many of these factors.

We are a newly-formed company with minimal revenue to date and a history of significant losses, and initially following the spin-off, our principal source of revenue will be the service agreements between us and Abraxis BioScience. If any of these agreements with Abraxis BioScience are terminated or if Abraxis BioScience requires less services than expected, we could lose substantially all or a significant portion of our revenue and experience even greater operating losses.

We are a newly-formed company and as of March 31, 2009 have generated minimal revenue and do not anticipate generating significant additional revenue in the foreseeable future, other than the revenue we may generate under our service agreements with Abraxis BioScience or any future agreements with other third parties to provide contract manufacturing of pharmaceutical products or potential revenue opportunities relating to sales of our raw materials. We had a net loss of approximately $16.2 million, $9.5 million, $71.4 million, $38.5 million and $11.7 million for the three months ended March 31, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006, respectively. In order to develop, test, produce and ultimately commercialize our product candidates, we will need to conduct significant research, development, testing and regulatory compliance activities which, together with projected general and administrative expenses, are expected to result in continuing operating losses. As a result, and notwithstanding any revenue we generate under our agreements with Abraxis BioScience, we expect that we will continue to experience significant continuing operating losses.

In connection with the spin-off, we will enter into various service agreements with Abraxis BioScience pursuant to which we and Abraxis BioScience will agree to provide transition services to one another for a period of up to three years subsequent to the spin-off; we will provide manufacturing services to Abraxis BioScience under an interim manufacturing agreement at our Melrose Park, Illinois and Grand Island, New York manufacturing facilities for a period ending on December 31, 2011, subject to extension; we will provide manufacturing services to Abraxis BioScience under a long-term manufacturing agreement at our Phoenix, Arizona manufacturing facility for an initial period of fifteen years from the time this facility becomes qualified for the manufacture of Abraxane® and at our Melrose Park, Illinois manufacturing facility for an initial period of ten years from the expiration of the interim manufacturing agreement, subject to extension; and we will provide certain transitional pre-clinical and product development services to Abraxis BioScience for its nab® product candidates, including those we have licensed to Abraxis BioScience. In addition, we will enter into a product license agreement under which we will exclusively license to Abraxis BioScience three pre-clinical nab® product candidates. See “Relationship Between Abraxis BioScience and Us After the Spin-Off.” We currently anticipate that, initially following the spin-off, our principal source of revenue will be these agreements with Abraxis BioScience. See “Unaudited Pro Forma Combined Financial Statements.” The agreements we will enter into with Abraxis BioScience will generally be terminable by Abraxis BioScience in the event of an uncured material breach by us. If Abraxis BioScience were to terminate any of these agreements with us prior to the stated expiration dates or if Abraxis BioScience requires less services than expected, we could lose substantially all or a significant portion of our revenues and we would experience greater operating losses. At various times, we may also pursue revenue opportunities from third-party contract manufacturing and sales of our raw materials. We cannot however assure you these opportunities will materialize to any meaningful degree or at all.

Because of the risks and uncertainties associated with developing our product candidates and their ultimate potential for commercialization, there can be no assurance that when our agreements with Abraxis BioScience terminate we will have in place any sustainable revenue source or that our operations will become profitable, even if we are able to ultimately commercialize our products. To become profitable, we will need to successfully develop and manufacture product candidates, receive regulatory approval, and successfully commercialize or enter into profitable agreements with other parties, all of which are subject to numerous risks and uncertainties. It could be several years, if ever, before we receive revenues directly from product sales.

The current disruptions in the financial markets could affect our ability to obtain financing on favorable terms or at all.

The United States financial markets have recently experienced historic dislocations and liquidity disruptions which have caused financing to be unavailable in many cases and, even if available, have caused the cost of prospective debt and equity financings to increase. These circumstances have materially impacted liquidity in the debt and equity markets, making financing terms for borrowers able to find financing less attractive, and in many cases have resulted in the unavailability of certain types of debt or equity financing. There can be no assurances that we will be able to secure any debt or equity financing or obtain favorable terms on debt or equity financing if it is available. If cash and cash equivalents, together with cash generated from operations and any equity investments we may receive if any, are insufficient to satisfy our liquidity requirements, we will not have sufficient resources to continue operations.

If we borrow all or substantial amounts under our credit facility with Abraxis BioScience, our substantial indebtedness could adversely affect our results of operations and financial condition.

We do not anticipate that our initial cash of $25 million will be sufficient to fund our operations until we are able to generate positive cash flow and, therefore, we anticipate that we will borrow substantial amounts under our credit facility with Abraxis BioScience and will have a significant amount of indebtedness. This indebtedness could have important consequences to us, such as:

•	limiting our ability to obtain additional third-party financing to fund growth, working capital, capital expenditures, debt service requirements or other cash requirements;

•	exposing us to the risk of increased interest costs if the underlying interest rates rise;

•	limiting our ability to invest operating cash flow in our business due to debt service requirements;

•	limiting our ability to compete with companies that are not as leveraged and that may be better positioned to withstand economic downturns; and

•	increasing our vulnerability to economic downturns and changing market conditions.

Our ability to meet our expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including the success of our product development efforts. If we do not have enough cash to satisfy our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets or reduce our spending. We may not be able to, at any given time, refinance our debt or sell assets on terms acceptable to us or at all.

We are a newly-formed company and currently have no products, other than Dyloject®, available for sale. Our product development efforts may not result in commercial products.

We are in the early stage of product development and do not expect to have any new therapeutic products commercially available for several years, if at all, because almost all of our therapeutic product candidates are in the pre-clinical stage of development. We currently only have one product, Dyloject® (diclofenac sodium solution for injection), an injectable painkiller for the treatment of post-surgical pain. Dyloject®, which was launched in December 2007 by Javelin Pharmaceuticals under an exclusive license, is currently only approved in the United Kingdom. Accordingly, our business plan and growth strategy is dependent on developing new product candidates that will ultimately be commercially viable. We intend to maintain an aggressive research and development program for our product candidates and intend to pursue the discovery and development of product candidates based on the approach of predictive, personalized evidence-based medicine. Successful product development in the biotechnology industry is highly uncertain, and statistically very few research and development projects produce a commercial product. To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market product candidates. If potential product candidates are identified, they will require significant additional investment, development, preclinical testing and clinical trials prior to potential regulatory approval and ultimate commercialization. There can be no assurance that we will succeed in the development and marketing of any of our product candidates. Product candidates that appear promising in the early phases of development, such as in early stage human clinical trials, may fail to reach the market for a number of reasons, including:

•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive pre-clinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects in humans or animals;

•	the necessary regulatory bodies, such as the FDA, did not approve a product candidate for an intended use;

•	the product candidate was not economical to manufacture and commercialize;

•	other companies or people have or may have proprietary rights to a product candidate, such as patent rights, and will not let the product candidate be sold on reasonable terms, or at all;

•	the product candidate is not cost effective in light of existing therapeutics;

•	our potential collaborators may withdraw support for, or otherwise impair, the development and commercialization of our product candidates; or

•	others may develop equivalent or superior products.

If our product candidates fail to reach the market, we may not generate revenues related to these products and our business plan and growth strategy will be materially adversely affected.

The regulatory approval process is uncertain. If regulatory approval is not obtained for our product candidates, including our biosimilar product candidates, we will be unable to ultimately commercialize our product candidates which could materially adversely affect our business plan and growth strategy.

The development, production and ultimate commercialization of pharmaceutical products in the United States and abroad is subject to stringent governmental regulation. In the United States, the FDA regulates the research, development, pre-clinical and clinical testing, manufacture, safety, effectiveness, record-keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of pharmaceutical and biological products. Obtaining FDA approval for a new product candidate may take many years and involve substantial expenditures. Our manufacturing facilities and procedures and those of our suppliers are also subject to ongoing regulation, including periodic inspection by the FDA and foreign regulatory agencies. For example, manufacturers of pharmaceutical products must comply with detailed regulations governing current good manufacturing practices, including requirements relating to quality control and quality assurance. We must spend funds, time and effort in the areas of production, safety, quality control and quality assurance to ensure compliance with these regulations. We cannot assure you that our manufacturing facilities or those of our suppliers will not be subject to regulatory action in the future. If our products are marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its indications. Compliance with applicable United States and foreign regulations can be costly, time-consuming and subject us to unanticipated delays in developing our products. We cannot assure you that we or our collaborative partners will not encounter difficulties or will not incur significant costs to obtain the necessary approvals or permits required to ultimately commercialize our product candidates. If we are unable to obtain the required regulatory approvals or permits, we may be required to delay or cease commercialization of our product candidates, which could materially adversely affect our business plan and growth strategy.

In addition, our discovery pipeline includes product candidates in the follow-on biologics area, also known as biosimilars. Although, like all pharmaceutical products, these product candidates must receive appropriate regulatory clearance before they can be marketed and sold in a particular country, including the United States, there does not currently exist a defined abbreviated regulatory approval process for obtaining this approval in the United States. As a result, considerable uncertainty exists regarding the pathway, timing and likelihood of approval for these types of product candidates in the United States. Because of the absence of a defined abbreviated regulatory approval process for biosimilars in the United States, it could take a longer amount of time to obtain regulatory approval for our biosimilar product candidates than for our other product candidates in our discovery pipeline, if at all. Any delay in, or the inability to receive, regulatory approval for our biosimilar product candidates could materially adversely affect our business plan and growth strategy.

If we do not fulfill our contractual obligations as a contract manufacturer or if our contract manufacturing agreements are terminated or not renewed, our manufacturing-related revenues will decline and our business, financial condition and results of operations could be materially adversely affected.

We expect that, immediately following the spin-off, we will begin providing manufacturing services to Abraxis BioScience pursuant to an interim manufacturing agreement. We will also provide manufacturing services to Abraxis BioScience pursuant to a long-term manufacturing agreement. In addition, we may, as part of our business plan, determine to continue providing contract manufacturing services to unaffiliated third parties. We currently provide limited contract manufacturing services to an unaffiliated third party, Watson Pharmaceuticals, Inc., in our Phoenix manufacturing facility.

In providing these manufacturing services, we may encounter difficulties, including issues involving:

•	inconsistent production yields;

•	interruption of the delivery of materials required for the manufacturing process;

•	unexpected equipment failure;

•	potential catastrophes that could strike our manufacturing facilities;

•	potential impurities in drug substances or drug products;

•	poor quality control and assurance or inadequate process controls;

•	unexpected recall of products;

•	product liability issues associated with products manufactured by us; and

•	lack of compliance with regulations and specifications set forth by the FDA or other foreign regulatory agencies.

In addition, changes in the manufacturing process or procedure may require prior review and approval in accordance with the FDA’s Current Good Manufacturing Practice (cGMPs) and comparable foreign requirements. This review may be costly and time-consuming and could delay the manufacturing of a product. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. If we are unable to comply and are determined to be liable under our manufacturing agreements, we may be subject to regulatory action, civil actions or penalties.

If any of these or other events occur, including product liability claims, claims that the manufacture, use or sale of manufactured products infringes a patent or other proprietary right of a third-party, recall claims or other third-party claims relating to a manufactured product, we may become subject to counterparty disputes, including with Abraxis BioScience. In addition, Abraxis BioScience or any future third parties to whom we provide manufacturing services may determine that we are in breach under our agreements with them. As a result, Abraxis BioScience or other third parties may exercise their rights to terminate, or may decline to renew, their manufacturing agreements with us. If we lose our relationship with any one or more of these parties, including Abraxis BioScience, we could experience a significant decline in our manufacturing-related revenues which would have a material adverse effect on our business, financial conditions and results of operations.

If the clinical trials of our product candidates fail, we will not be able to produce and commercialize our product candidates and, as a result, will not realize product-related revenue.

Almost all of our current product candidates are in the research and development stage, and we have not begun any clinical trials of these product candidates. However, we or our partners will need to demonstrate through future preclinical studies and clinical trials that each product candidate is safe and effective in order to receive the regulatory approvals necessary to ultimately commercialize our product candidates. If we or our partners are unable to demonstrate that our product candidates are safe and effective, our product candidates will not receive regulatory approval and will not be produced and commercialized and, as a result, we will not realize product-related revenue. In addition, because some of our product candidates are biosimilars, even if we are able to demonstrate that our product candidates are safe and effective, because there is not currently a defined abbreviated regulatory process to obtain approval for biosimilars in the United States, even if our clinical trials are successful our biosimilar product candidates may not be produced and commercialized.

The clinical trial process is complex and uncertain. We may decide to discontinue development of product candidates due to the cost and duration of the associated clinical trials if the product candidates are unlikely to:

•	show positive results in the trials;

•	help advance a product to the point of a meaningful collaboration; or

•	have a reasonable commercial potential.

Positive results from any future preclinical studies or early clinical trials do not ensure positive results in clinical trials designed to permit application for regulatory approval, called registrational clinical trials. We may suffer significant setbacks in registrational clinical trials, even after earlier clinical trials show promising results. Any of our product candidates may produce undesirable side effects in humans. These side effects could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a product candidate. These side effects could also result in the FDA or foreign regulatory authorities refusing to approve the product candidate for any targeted indications. We, our partners, the FDA or foreign regulatory authorities may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks.

Clinical trials are lengthy and expensive. We or our partners will likely incur substantial expense for, and devote significant time to, future preclinical testing and clinical trials, but cannot be certain that any future tests and trials will ever result in the commercial sale of a product. Clinical trials require adequate supplies of drug and sufficient patient enrollment. Delays in patient enrollment can result in increased costs and longer development times. Even if we or our partners successfully complete future clinical trials for product candidates, we or our partners might not file the required regulatory submissions in a timely manner and may not receive regulatory approval for the product candidate.

We may be required to perform additional clinical trials or change the labeling of our products if side effects or manufacturing problems are identified after our products are on the market.

If side effects are identified after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and product recalls, reformulation of products, additional clinical trials, changes in labeling of products, and changes to or re-approvals of our manufacturing facilities may be required, any of which could have a material adverse effect on sales of the affected products and on our business and results of operations.

If any of our product candidates are ultimately approved for commercial use, we or regulatory bodies could decide that changes to the product labeling are required. Label changes may be necessary for a number of reasons, including the identification of actual or theoretical safety or efficacy concerns by regulatory agencies or the discovery of significant problems with a similar product that implicates an entire class of products. Any significant concerns raised about the safety or efficacy of our products could also result in the need to recall products, reformulate those products, to conduct additional clinical trials, to make changes to the manufacturing processes, or to seek re-approval of the manufacturing facilities. Significant concerns about the safety and effectiveness of a product could ultimately lead to the revocation of our marketing approval. The revision of product labeling or the regulatory actions described above could be required even if there is no clearly established connection between the product and the safety or efficacy concerns that have been raised. The revision of product labeling or the regulatory actions described above could have a material adverse effect on sales of the affected products and on our business and results of operations.

We will depend on raw materials and other components for the development and manufacture of our product candidates. If we are not able to obtain sufficient quantities of these materials and components, or to find suitable alternative suppliers, we may be unable to develop and manufacture our products on a timely and cost-effective basis and our operating results could be materially adversely affected.

We will depend on raw materials and other components for the development and manufacture of our product candidates that must meet stringent FDA requirements. Some of these raw materials and other components may only be available from a limited number of sources. However, our business currently is not substantially dependent upon any supplier. In addition, we have not historically experienced any supply shortages nor do we anticipate any such shortages in the foreseeable future. Although we believe that alternative sources of supply for our various raw materials exist, any change in our suppliers of components for our technology could have a significant impact on our ability to complete certain research and development projects and could adversely affect our business, and operating results. In addition, obtaining approval to change, substitute or add a raw material or component, or the supplier of a raw material or component, may be time consuming and expensive, as testing and regulatory approval are necessary. We cannot assure you that these alternative suppliers will successfully pass the requisite testing or receive regulatory approval. We also cannot be certain of our ability to secure alternative sources of raw materials and other components at competitive pricing and upon terms and conditions reasonable to us. If any of our suppliers are unable to deliver sufficient quantities of raw materials and other components on a timely basis or on favorable terms to us, or if we encounter difficulties in our relationships with these suppliers and we are unable to find alternate sources of supply or to do so on a cost-effective basis, the research and development of our future products may be disrupted, and our business, operating results and reputation could be materially and adversely affected.

The strategy to license rights to or acquire and commercialize proprietary, biosimilars or other specialty products or technologies from third parties may not be successful, and we may never receive any return on our investment in these products.

We may license rights to or acquire products or technologies from third parties. Other companies, including those with substantially greater financial and sales and marketing resources, will compete with us to license rights to or acquire these products and technologies. We may not be able to license rights to or acquire these proprietary or other products or technologies on acceptable terms, if at all. Even if we obtain rights to a pharmaceutical product and commit to payment terms, including, in some cases, significant up-front license payments, we may not be able to produce a commercially successful drug or generate product sales sufficient to create a profit or otherwise avoid a loss.

Once approved, our products may not be accepted in the marketplace.

Even if clinical trials demonstrate the safety and efficacy of our product candidates and all regulatory approvals are obtained, the commercial success of our products depends on gaining market acceptance among physicians, patients, third-party payers and the medical community. The degree of market acceptance will depend on many factors, including:

•	the scope of regulatory approvals, including limitations or warnings contained in a product’s FDA-approved labeling;

•	establishment and demonstration of clinical safety and efficacy;

•	cost-effectiveness, convenience and ease of use of our product candidates;

•	the safety, availability and effectiveness of alternative treatment methods and potentially competitive products;

•	the availability of third-party reimbursement from the government or other third-party payers; and

•	the effectiveness of marketing and distribution support for our product candidates.

Market acceptance could be further limited depending on the prevalence and severity of any expected or unexpected adverse side effects associated with our product candidates. If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, third-party payers and patients, we may never generate significant revenue from these products, and our business, financial condition and results of operations may be materially adversely affected.

Significant competition for our technology platforms and product candidates could make our technologies or product candidates obsolete or uncompetitive, which would materially adversely affect our business, results of operations and financial condition.

The biotechnology industry is highly competitive and requires extensive research and development efforts, in part, because it is subject to rapid and substantial technological changes. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our product candidates and technologies becoming obsolete and non-competitive.

We face intense competition from established biotechnology and pharmaceutical companies, as well as academic and research institutions that are pursuing competing technologies and products. We know that competitors are developing or manufacturing various platform technologies and products that are used for the prevention, diagnosis or treatment of diseases that we have targeted for product development, including companies that are developing drugs and diagnostics based on personalized medicine. We believe we will compete with Abbott Laboratories, F. Hoffmann-La Roche Ltd, GlaxoSmithKline plc and Merck & Co., Inc. (pending merger with Schering-Plough Corporation) for therapeutic and diagnostic products, some of whom are also actively pursuing product development based on personalized medicine. In the diagnostic area, we also expect to compete with Agendia, Genomic Health, Inc., Response Genetics, Inc. and SEQUENOM, Inc. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer comparable performance at a lower cost. In addition, any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share.

Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing and financial resources than we do. In addition, many of our competitors have more experience than we do in pre-clinical testing and human clinical trials of new drugs, as well as in obtaining FDA and other regulatory approval. We face competition from these companies not just in product development but also in areas such as recruiting employees, developing and acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies. Accordingly, our competitors may develop technologies and products that are superior to those we are developing and render our technologies and products obsolete and noncompetitive. If we cannot compete effectively, our business and financial performance would be materially adversely affected.

Because we have made investments in entities that we do not control, we may not realize the anticipated benefits of the investments due to factors beyond our control, which could materially adversely affect our business and financial condition.

We have made strategic debt and equity investments, typically less than $5 million, in entities with complementary products or technologies, such as companies pursuing biomarker research. We believe many of these investments are in furtherance of our drug discovery, manufacturing and development business. Although these investments typically do not give us operational control, we believe they enhance our competitive position and give us access to important technologies. Our inability to control entities in which we invest may affect our ability to fully implement our business plan, including as it relates to our research and development programs. Because we do not have voting control of these entities, we have limited ability to control their policies, management or affairs. The interests of persons who control these entities or partners may differ from ours, and they may cause these entities to take actions which are not in our best interests or to our benefit. These entities may fail to adequately perform under the terms we initially agreed upon or may breach their agreements with us and we may not realize the anticipated benefits of our investments. In addition, the incurrence of debt or entry into other agreements by an entity not under our control may result in restrictions or prohibitions on that entity’s ability to pay dividends or make other distributions. If we are unable to maintain our relationships with our partners in these entities, we could lose our ability to operate in these areas which could have a material adverse effect on our business and financial condition.

If we are unable to integrate successfully potential future acquisitions, our business may be harmed.

As part of our business strategy and growth plan, we have acquired and may continue to acquire in the future businesses, technologies or products that we believe will complement our business, including business expansion opportunities relating to the nab® tumor targeting technology. We cannot be certain that these acquisitions will be successfully integrated with our research and development programs or will ultimately result in the successful development and commercialization of our product candidates. The process of integrating an acquired business, technology or product may result in unforeseen operating difficulties and expenditures, including with respect to our ability to retain collaborative partners on attractive terms, and may disrupt our ongoing business and divert management attention from day to day operations that would otherwise be available for the development of our existing business. In addition, we may not be able to achieve the desired or anticipated cost synergies and benefits of the acquisitions and may not be able to maintain the levels of operating efficiency that any acquired company achieved or might have achieved separately. Successful integration of the companies that we have acquired or may acquire in the future will depend upon, among other things, our ability to effectively manage the combined organizations, retain, integrate and train key employees of the acquired business and eliminate redundancies and excess costs. As a result of difficulties associated with combining operations, we may also be subject to claims by third parties relating to intellectual property. In addition, future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities or have a negative impact on our financial statements.

We depend heavily on the principal members of our management and research and development teams, the loss of whom could harm our business.

We depend heavily on the principal members of our executive management and research and development teams, including Dr. Patrick Soon-Shiong, Chief Executive Officer, Dr. Edward Geehr, President, Mr. Bruce Wendel, Executive Vice President of Global Corporate Operations and Development, Dr. Neil P. Desai, Senior Vice President of Research and Development, Dr. Lex H.T. Van der Ploeg, Senior Vice President of Integrative Medicine and Translational Science, and Mr. Mitchall Clark, Senior Vice President of Global Regulatory Affairs. Each of the members of the executive management and research development teams is employed “at will.” Only Dr. Geehr has an employment agreement with us. The loss of the services of any member of the executive management team may significantly delay or prevent the achievement of product development or business objectives.

To be successful, we must attract, retain and motivate key employees, and the inability to do so could seriously harm our business and operations.

To be successful, we must attract, retain and motivate executives and other key employees. Although we have not historically experienced problems attracting and retaining key employees, and do not anticipate that any key employees will retire or leave our company in the near future, we face competition for qualified scientific, technical and other personnel, which may adversely affect our ability to attract and retain key personnel. We also must continue to attract and motivate employees and keep them focused on our strategies and goals.

Other companies may claim that we infringe on their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our products.

Our success will depend in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of products have been subject to substantial litigation in the pharmaceutical industry relating to the validity and infringement of patents or proprietary rights of third parties. A number of pharmaceutical companies, biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

Future or existing patents issued to third parties may contain claims that are infringed by our products. We may be subject to infringement claims from time to time in the ordinary course of our business, and third parties could assert infringement claims against us in the future with respect to products that we may develop or products that we may license. To our knowledge, none of the material patents we own or have in-licensed is currently subject to filed or asserted claims of infringement in the United States or abroad. Litigation or administrative proceedings, including before the United States Patent and Trademark Office (USPTO), or other foreign patent offices, could force us or may make it prudent for us to:

•	stop or delay selling, manufacturing or using products that incorporate or are made using asserted third party intellectual property;

•	pay damages; or

•	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

Any future litigation or administrative proceedings, regardless of their outcome, would likely delay the regulatory approval process of our product candidates, be costly and require significant time and attention of key management and technical personnel. Any judgment adverse to us in any litigation or other proceeding arising in connection with a patent or patent application could materially adversely affect our business, financial condition and results of operations.

Our inability to protect our intellectual property rights in the United States and foreign countries could limit our ability to exclude others from manufacturing or selling our products.

We rely on trade secrets, including unpatented proprietary know-how, continuing technological innovation and patent protection to preserve our competitive position. The intellectual property we own or have in-licensed, including those relating to the nab® technology, is covered by more than 200 issued U.S. and foreign patents and is the subject of more than an additional 450 pending U.S. and foreign patent applications. Our patents and those for which we have licensed or will license rights, including the nab® technology, may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We do not know whether any of our pending patent applications will be granted or whether we will be able to develop patentable products. Even if patent claims are issued, the issued claims may be found invalid or unpatentable in subsequent litigation or administrative proceeding and may not be sufficient to protect the technology owned by or licensed to us.

The patent position of pharmaceutical companies is generally highly uncertain, involves complex legal, factual and scientific issues and has recently been the subject of much litigation. The validity, scope, enforceability and commercial value of these rights, therefore, is highly uncertain. Existing third-party patents could prevent us from marketing our products and reduce the coverage of the patents currently licensed to us or that may be licensed to or owned by us in the future. For example, if the nab® technology platform is found to infringe the intellectual property of a third party, any of our future plans related to this technology platform could be materially and adversely affected. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by these patents, or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies as effective as those that we have or will develop based on our patented products.

We may not be able to prevent third parties from infringing or using our intellectual property. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite our efforts to protect this proprietary information, however, unauthorized parties may obtain and use information that we regard as proprietary. Other parties may also independently develop similar know-how.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

Our success is also dependent upon the skills, knowledge and experience, none of which is patentable, of our scientific and technical personnel. To help protect our rights, we require all employees, consultants, advisors and partners to enter into confidentiality agreements that prohibit the disclosure of confidential information to anyone outside of our company and require disclosure and assignment to us of their inventions. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of this information, and if any proprietary information is disclosed, our business may suffer because our revenues will ultimately depend on our ability to license or commercialize our product candidates. Any of these events could significantly impact the value of our product candidates and materially adversely affect our business, financial condition and results of operations.

We face uncertainty related to pricing and reimbursement and health care reform.

In both domestic and foreign markets, future sales of our products, if approved and ultimately commercialized, will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other health care-related organizations. However, reimbursement by third-party payors is presently undergoing reform, and there is significant uncertainty at this time how this will affect sales of certain pharmaceutical products. There is possible U.S. legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare, the importation of prescription drugs that are marketed outside the U.S. and sold at prices that are regulated by governments of various foreign countries.

Medicare, Medicaid and other governmental reimbursement legislation or programs govern drug coverage and reimbursement levels in the United States. Federal law requires all pharmaceutical manufacturers to rebate a percentage of their revenue arising from Medicaid-reimbursed drug sales to individual states. For proprietary products which are marketed and sold under new drug applications, manufacturers are required to rebate the greater of (a) 15.1% of the average manufacturer price or (b) the difference between the average manufacturer price and the lowest manufacturer price for products sold during a specified period.

Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of health care. Existing regulations that affect the price of pharmaceutical and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we develop in the future. In addition, third-party payers are increasingly challenging the price and cost- effectiveness of medical products and services and litigation has been filed against a number of pharmaceutical companies in relation to these issues. Our products may not be considered cost effective or adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an adequate return on our investment.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval.

In addition, because we will be providing certain services to Abraxis BioScience following the spin-off, including manufacturing services, and may in the future continue to provide manufacturing services to unaffiliated third parties, we may be subject to product liability claims relating to human clinical trials or products that we develop or manufacture for Abraxis BioScience or other unaffiliated third parties pursuant to these arrangements. See “Relationship Between Abraxis BioScience and Us After the Spin-Off —Long-Term Manufacturing Agreement,” “—Interim Manufacturing Agreement” and “—Services Agreement.” When we were part of Abraxis BioScience, Abraxis BioScience maintained product liability insurance for product liability claims, including for claims related to our drug discovery, manufacturing and development business. Following the spin-off, we expect to maintain insurance coverage for product liability claims in the aggregate amount of at least $50 million, including primary and excess coverages, which we believe is reasonably adequate coverage. Product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention and adversely affect our reputation and the demand for these products.

Our operations are subject to extensive environmental laws and regulations.

Our research and development processes involve the use of certain hazardous materials. We are subject to federal, state and local laws and regulations governing the use, manufacturing, storage, handling and disposal of these materials and certain waste products. We believe that our safety procedures comply with these regulatory requirements, and that we have sufficient insurance coverage in place against this risk. However, the risk of accidental contamination or injury cannot be completely eliminated. In the event of an accident, we could be held liable for damages, which could exceed our resources. Although we believe that we comply in all material respects with the applicable environmental legislation and regulations, and we currently have no immediate plans for major capital expenditures in respect of environmental protection installations, we cannot assure you that we will not be required to incur significant costs to comply with regulatory requirements in the future, or that our operations, business or assets will not be materially adversely affected by current or future legislative or regulatory requirements.

We will be subject to numerous risks and uncertainties as our product candidates are developed, any or all of which could result in the failure of these product candidates to be commercialized which could materially adversely affect our business plan and growth strategy.

We are a newly-formed company and almost all of our current product candidates are in the pre-clinical stage of development. As a result, our business plan and growth strategy will depend upon our ability to successfully develop our product candidates by obtaining regulatory approval for, and effectively manufacturing and commercializing, our product candidates. Even if we are able to successfully develop our product candidates, our business plan and growth strategy remains subject to numerous risks and uncertainties, including the following:

•	we may be subject to federal false claims or other similar litigation brought by private individuals and the government;

•	we may need to change our business practices to comply with changes to, or may be subject to changes under, various federal and state health care fraud and abuse laws; and

•	we may be exposed to regulatory and legal action by state governments and other government authorities for failure to comply with state pharmaceutical marketing compliance and reporting requirements.

Risks Related To Our Separation From Abraxis BioScience

We have no history operating as an independent, stand-alone company, and we may be unable to make the changes necessary to operate successfully as an independent, stand-alone company.

Prior to the spin-off, our business was operated by Abraxis BioScience as part of its broader corporate organization rather than as an independent, stand-alone company. Abraxis BioScience assisted us by providing financing and corporate functions such as legal, human resources, information technology, internal audit, tax, accounting and treasury functions. Following the spin-off, Abraxis BioScience will have no obligation to provide assistance to us other than the interim services that will be provided to us under the transition services agreement described in “Relationship Between Abraxis BioScience and Us After the Spin-Off.” Separately, pursuant to other agreements we will enter into in connection with the spin-off, we will provide certain pre-clinical and product development, manufacturing and other services to Abraxis BioScience. Providing these services to Abraxis BioScience will require substantial resources, place significant demands on our employees and require our employees to allocate their time and attention between us and Abraxis BioScience. In this respect, our employees may experience diversions of their attention from us.

In addition, because our business has not been operated as an independent, stand-alone company, no assurance can be given that we will be able to successfully implement the changes necessary to operate independently or that we will not incur additional costs operating independently that would have a negative effect on our business, results of operations and financial condition.

Our historical and pro forma financial information may not be representative of our future results as an independent, stand-alone company.

The historical financial and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent, stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent, stand-alone company. This is primarily because:

•

our historical financial information does not reflect amounts that would have been charged to Abraxis BioScience by us for providing certain pre-clinical and product development, manufacturing and transition services;

•

our historical financial statements reflect allocations of employee costs (including salary, benefits and related overhead) for product development and research and general and administrative services;

•

our historical financial information reflects allocations for services historically provided to us by Abraxis BioScience, which allocations may not reflect the costs we will incur for similar services in the future as an independent, stand-alone company; and

•

our historical and pro forma financial information does not reflect changes that we expect to incur in the future as a result of our separation from Abraxis BioScience, including changes in the cost structure, personnel needs, financing and operations of the contributed business as a result of the separation from Abraxis BioScience and from reduced economies of scale.

Following the spin-off, we will incur additional costs associated with being an independent, stand-alone company including expenses relating to accounting, legal, risk management, corporate governance and other support services. The SEC has imposed substantial requirements on companies registered with the SEC, including requirements for internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our accounting, legal and other costs and to make some activities more time-consuming. Therefore, our historical financial statements may not be indicative of our future performance as an independent, stand-alone company. While our pro forma consolidated financial statements reflect certain of our estimates of the expected cost of revenues for services provided under the service agreements as well as estimated operating expenses related to corporate overhead historically allocated to Abraxis BioScience that will be incurred by us following the spin-off, these estimates may not be accurate and our costs may be greater than reflected in our pro forma consolidated financial statements. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Historical Combined Financial Information,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this information statement.

We may not achieve the benefits expected from our separation from Abraxis BioScience.

Following the spin-off, we and Abraxis BioScience will be independent, stand-alone companies. While the board of directors of Abraxis BioScience believes that the spin-off will enable each company to pursue its differing drug development and commercialization strategies and will provide each company with financial and operational flexibility to allow each company to seek the most appropriate long-term growth opportunities, it is possible that we will be unable to achieve any or all of these anticipated benefits as an independent, stand-alone company. Accordingly, we may be more susceptible to market fluctuations or other adverse events than we would have been as a part of Abraxis BioScience. Furthermore, we may need to raise capital from other sources to fund our operations, including on terms less favorable than those normally acceptable to us. While we were a part of Abraxis BioScience, we had access to capital from Abraxis BioScience and used this capital as needed to fund our operations. Following the spin-off, we will no longer have access to the capital of Abraxis BioScience to fund our operations, other than under our credit facility with Abraxis BioScience. If we are unable to realize the benefits expected from our separation from Abraxis BioScience, our financial condition and results of operations could be materially adversely affected and our stock price could decline.

We may have potential conflicts of interest with Abraxis BioScience.

Conflicts of interest may arise between Abraxis BioScience and us in a number of areas relating to our past and ongoing relationships, including:

•	business opportunities that may be attractive to both Abraxis BioScience and us;

•

certain pre-clinical and product development, manufacturing and other transition services we will provide to Abraxis BioScience, and transition services Abraxis BioScience will provide to us, following the spin-off;

•	the $200 million credit facility we will enter into with Abraxis BioScience;

•	lease agreements we will enter into with Abraxis BioScience; and

•	employee retention and recruiting.

Our Chief Executive Officer and Chairman of our board of directors, Patrick Soon-Shiong, M.D., is also the executive chairman of the board of directors of Abraxis BioScience. Dr. Soon-Shiong and entities affiliated with him also owned, as of April 30, 2009, and will own following the spin-off, approximately 83% of the outstanding capital stock of Abraxis BioScience and us. As a result, Dr. Soon-Shiong, together with our other employees that will provide services to Abraxis BioScience pursuant to various service agreements to be entered into with Abraxis BioScience, may experience conflicts of interest with respect to decisions involving business opportunities and similar matters that may arise in the ordinary course of our business, on the one hand, and the business of Abraxis BioScience, on the other hand. In addition, our employees that provide services to Abraxis BioScience may own shares of, or options or other equity awards to purchase, Abraxis BioScience common stock, which may be of greater value than any equity interests in, or other equity awards of, us. Ownership of Abraxis BioScience common stock by our employees could create, or appear to create, potential conflicts of interest when our employees are faced with decisions that could have different implications for Abraxis BioScience than they do for us.

We expect to resolve potential conflicts of interest on a case-by-case basis, in the manner required by applicable law and customary business practices. In connection with the spin-off, we will enter into an agreement with Abraxis BioScience under which we and Abraxis BioScience will acknowledge and agree that Dr. Soon-Shiong may serve as an officer of both companies and receive compensation from either or both companies. Abraxis BioScience will also acknowledge and agree in this agreement that Dr. Soon-Shiong will not have any obligation to present to us any business or corporate opportunity that may come to his attention. This agreement does not ensure the continued services of Dr. Soon-Shiong following the spin-off, restrict him from resigning from our company or restrict our board of directors from terminating his employment with us. We still may be unable, however, to resolve some potential conflicts of interest with Abraxis BioScience and Dr. Soon-Shiong and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

Our separation from Abraxis BioScience may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of our separating from Abraxis BioScience. These difficulties include:

•	the challenge of effecting the spin-off while carrying on the ongoing operations of each business;

•	preserving supplier and other important relationships of each business;

•	the potential difficulty in retaining key officers and personnel of each company; and

•	separating corporate infrastructure, including systems, insurance, accounting, legal, finance, tax and human resources.

We anticipate that it generally will take up to 36 months to completely separate from Abraxis BioScience. Our spin-off from Abraxis BioScience may not be successfully or cost-effectively completed. The failure to do so could have an adverse effect on our business, financial condition and results of operations.

The process of separating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses. Members of our senior management may be required to devote considerable amounts of time to this spin-off process, which will decrease the time they will have to manage our business. If our senior management is not able to manage effectively the spin-off process, or if any significant business activities are interrupted as a result of the spin-off process, our business could suffer.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

Our financial results previously were included within the consolidated results of Abraxis BioScience. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result of the spin-off, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require beginning with the year ending December 31, 2010, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, and our accounting and other management systems and resources may not be adequately prepared to meet these demands.

Our management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those written policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

If we or our independent registered public accounting firm are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports. In addition, we or members of our management could be the subject of adverse publicity, investigations and sanctions by regulatory authorities, including the SEC, and be subject to shareholder lawsuits. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Risks Related To The Spin-Off

Because there has not been any public market for our common stock, the trading price and trading volume of our common stock may be volatile.

Prior to the spin-off, there has been no trading market for our common stock. Following the spin-off, the combined trading prices of Abraxis BioScience common stock and our common stock may be greater than, equal to or less than the trading price of Abraxis BioScience common stock prior to the spin-off. We currently anticipate that, following the spin-off, quotations for our common stock will be available on the Pink Sheets quotation and trading system provided by Pink OTC Markets Inc. In order for our common stock to be quoted on the Pink Sheets quotation and trading system, a market maker is required to file an application to make a market in our securities. It is possible that a “when-issued” trading market may develop on or shortly before the record date and will continue up to and through the distribution date. We cannot predict to what extent the trading price of our common stock will be volatile, and, because we anticipate that our common stock will be quoted on the Pink Sheets quotation and trading system, holders of our common stock may experience a greater spread between the “bid” and “asked” prices of our common stock as compared with securities traded on a national securities exchange. We may also experience even lower and more sporadic trading activity relative to other companies quoted on the Pink Sheets quotation and trading system because approximately 83% of our common stock will be beneficially owned by our Chief Executive Officer and entities affiliated with him. Moreover, if significant amounts of our common stock are sold, the prices quoted by market makers may, as a result, significantly decline.

We cannot predict the extent to which investors’ interest will lead to a liquid trading market. The trading price of our common stock could fluctuate significantly for many reasons, including in response to the depth and liquidity of the market for our common stock or the risk factors listed in this information statement or for reasons unrelated to our specific performance such as reports by industry analysts, investor perceptions about us or our business or negative announcements by our competitors regarding their own performance, as well as general economic and industry conditions. In addition, when the trading price of a company’s common stock drops significantly, stockholders often initiate securities class action lawsuits against that company. A lawsuit against us, regardless of merit, could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Although we expect that our shares of common stock will be quoted on the Pink Sheets quotation and trading system following the spin-off, there is no existing market for our common stock. We cannot assure you as to the trading prices for our common stock either in the “when-issued” market, if one develops, or after “regular-way” trading to the extent available on the Pink Sheets quotation and trading system, begins. In addition, as a result of the smaller size of our market capitalization after the spin-off compared to the market capitalization of Abraxis BioScience prior to the spin-off and the fact that our common stock will not be listed on a national securities exchange, it is unlikely that there will be stock research analyst coverage of us. The absence of analyst coverage may make it difficult for us to find and maintain an investor following.

Substantial sales of our common stock following the spin-off could depress the trading price of our common stock.

All of the shares of our common stock issued in the spin-off, other than shares issued to our affiliates, will be eligible for immediate resale. Although shares issued to our affiliates are not immediately freely tradable, under the terms of the registration rights agreement Abraxis BioScience entered into in connection with the 2007 spin-off, we will grant registration rights to our Chief Executive Officer and entities affiliated with him. Under the registration rights agreement, these stockholders will have the right to require us to register all or a portion of the shares of our common stock they receive in the spin-off. In addition, these stockholders may require us to include their shares in future registration statements that we file and our Chief Executive Officer may require us to register shares for resale on a Form S-3 registration statement. Upon registration, the registered shares generally will be freely tradeable without restriction. However, in connection with any underwritten offering, the holders of registrable securities will agree to lock up any other shares for up to 90 days and will agree to a limit on the maximum number of shares that can be registered for the account of the holders of registrable securities under so-called “shelf” registration statements. Please see “Certain Relationships and Related Party Transactions” for additional information regarding our registration obligations.

It is possible that some Abraxis BioScience stockholders will sell shares of our common stock received in the spin-off for various reasons, including the fact that our business profile or market capitalization as an independent, stand-alone company does not fit their investment objectives. In addition, we expect that the spin-off will be a taxable transaction to Abraxis BioScience stockholders for U.S. federal income tax purposes and some Abraxis BioScience stockholders may sell shares of our common stock following the spin-off to pay any tax they owe as a result of the spin-off. Substantial sales of our shares, or the perception that these sales might occur, could depress the trading price for our shares. We cannot predict whether substantial amounts of our common stock will be sold following the spin-off.

Our common stock, which we expect will be quoted on the Pink Sheets quotation and trading system, will be less liquid than shares listed on a national securities exchange.

Following the spin-off, we anticipate that shares of our common stock will be quoted on the Pink Sheets quotation and trading system. As a result, there may be relatively limited trading of our common stock in this market, and this may impose significant practical limitations on any stockholder’s ability to achieve liquidity at any particular quoted price. For example, it may be difficult to buy and sell our stock because it is quoted on the Pink Sheets quotation and trading system due to the potential for low and sporadic trading activity. In addition, we may experience even lower and more sporadic trading activity relative to other companies quoted on the Pink Sheets quotation and trading system because approximately 83% of our common stock will be beneficially owned by our Chief Executive Officer and entities affiliated with him. Our common stock will also not constitute “margin securities” under the regulations of the Federal Reserve Board, meaning that our common stock will be ineligible to be used as collateral for margin loans made by brokers.

Automatic electronic processing of orders is not available for securities quoted on the Pink Sheets quotation and trading system and high order volume and communication risks may prevent or delay the execution of one’s trading orders. This lack of automated order processing may affect the timeliness of order execution reporting and the availability of firm quotes for shares of our common stock. Heavy market volume may lead to a delay in the processing of security orders for shares of our common stock, due to the manual nature of these markets. Consequently, holders of our common stock may not able to sell shares of our common stock at the optimum trading prices. In addition, after the spin-off, many of our stockholders may hold odd lots or blocks of less than 100 shares of our common stock. An investor selling an odd lot may be required to pay a higher commission rate than an investor selling round lots or blocks of 100 shares.

If the trading price of our common stock is less than $5 per share, our common stock may become subject to the penny stock rules, which would make it more difficult for stockholders to sell their shares.

If the trading price of our common stock is less than $5.00 per share, our common stock may become subject to the SEC’s penny stock rules. These rules impose sales practices and disclosure requirements on broker-dealers who engage in transactions involving penny stocks with persons other than established customers or accredited investors. Penny stock rules impose special sales practice requirements upon broker-dealers who sell penny stocks unless the broker-dealer or transaction is exempt. Before a broker-dealer can sell a penny stock, the penny stock rules require the firm to first approve the customer for the transaction and receive from the customer a written agreement to the transaction. Furthermore, the penny stock rules generally require, among other things, certain disclosure requirements. The firm must furnish the customer with a disclosure document describing the risks of investing in penny stocks. The broker-dealer must tell the customer the current market quotation, if any, for the penny stock and the compensation the firm and its broker will receive for the trade. Finally, the firm must send monthly account statements showing the market value of each penny stock held in the customer’s account. These disclosure requirements tend to make it more difficult for a broker-dealer to make a market in penny stocks and, accordingly, broker-dealers may be less willing to execute transactions in securities subject to penny stock rules. This could, therefore, reduce the level of trading activity in and cause a decline in the market value of a stock that is subject to the penny stock rules. Consequently, if our common stock becomes subject to the penny stock rules, our stockholders may find it difficult to sell their shares.

Because our common stock will not be listed on a national securities exchange, the governance and other requirements applicable to companies listed on a national securities exchange will not apply to us.

Because our common stock will not be listed for trading on a national securities exchange, we will not be subject to the corporate governance requirements established by the national securities exchanges. See “Management—Composition of the Board of Directors.” These rules generally require, among other things, that listed companies:

•	maintain a board of directors comprised of a majority of independent directors;

•	maintain an audit committee comprised of at least three independent directors and at least one financial expert;

•	determine or recommend the compensation of executive officers by a majority of independent directors or a compensation committee comprised solely of independent directors;

•	select or recommend director nominees for the board of directors by either a majority of independent directors or a nominating committee comprised solely of independent directors; and

•	adopt, other than as required by the SEC, corporate governance guidelines, a code of ethics or code of conduct for our directors, officers and employees.

Although we currently intend to maintain audit and compensation committees of the board of directors comprised solely of independent directors, in the future these committees may be comprised of directors who are not independent. In addition, although we intend to adopt a code of ethics applicable to our employees, officers and directors, we are not obligated to do so. Moreover, other corporate governance requirements imposed by the rules of national securities exchanges will not apply to us. For example, the listing standards requiring stockholder approval for the adoption of equity plans, issuances of 20% or more of a company’s common stock in an acquisition and private issuances of 20% or more of a company’s common stock, in each case at a price less than the greater of book value or market value, will not apply. If we were to undertake these actions and issue substantial amounts of our common stock, your ownership interest in us may be diluted.

Because we will likely have fewer than 300 holders of our common stock and will not be listed on a national securities exchange, we will be able to terminate our registration with the SEC.

Abraxis BioScience currently has fewer than 300 holders of record of its common stock, and, therefore, we will likely have fewer than 300 holders of record of our common stock following the spin-off. As a result, we could terminate our registration under the Exchange Act 90 days after application to the SEC to deregister. If we determine to terminate the registration of our common stock under the Exchange Act in the future, the public information otherwise required to be furnished by us to our stockholders and the SEC, such as the requirement to provide quarterly and annual reports with interim and audited financial information, would be eliminated. The ability of our “affiliates” and persons holding our “restricted securities” to dispose of our common stock pursuant to Rule 144 promulgated under the Securities Act may also be impaired or eliminated because there may no longer be adequate current public information concerning us available as required by Rule 144. Moreover, certain other provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement to furnish proxy statements and annual reports in connection with stockholders’ meetings, would no longer be applicable.

Stockholders of our company may not have the same protections, or access to the same disclosure about us, as stockholders of other publicly traded companies.

Irrespective of whether we determine to terminate our registration with the SEC, because we will likely have fewer than 300 holders of record of our common stock, it is also likely that we will not be subject to the requirements of Exchange Act Rule 13e-3 with respect to “going-private” transactions. As a result, we or our affiliates, including our Chief Executive Officer, could determine to take our company private without providing our stockholders with the disclosure required by Rule 13e-3 related to the transaction. If we were to undertake a “going-private” transaction, holders of our common stock would not receive the same disclosure as stockholders of other publicly traded companies under similar circumstances.

Our Chief Executive Officer and entities affiliated with him collectively own a significant percentage of our common stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

Our Chief Executive Officer and entities affiliated with him will collectively beneficially own approximately 83% of our outstanding common stock following our spin-off from Abraxis BioScience. Accordingly, they will have the ability to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations and sales of assets. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination, which could cause the trading price of our common stock to fall or prevent our stockholders from receiving a premium in such a transaction. This significant concentration of stock ownership may adversely affect the market for and trading price of our common stock if investors perceive that conflicts of interest may exist or arise.

Our stock price may be volatile in response to trading and other factors.

The trading price for our common stock may be volatile and subject to price and volume fluctuations in response to trading and other factors, including the following, some of which are beyond our control:

•	low trading volume and lack of liquidity of our common stock on the Pink Sheets quotation and trading system;

•	investor perceptions about us, our business or our industry;

•	announcements by us or other companies of significant acquisition, strategic partnerships, joint ventures or capital commitments;

•	negative announcements by our competitors regarding their own performance;

•	general economic and industry conditions;

•	insider selling or buying;

•	investors entering into short sale contracts;

•	regulatory developments affecting our industry;

•	whether our common stock becomes subject to the SEC’s penny stock rules; and

•	any other factors described in the “Risk Factors” section of this information statement.

We expect that the spin-off will be a taxable transaction for U.S. federal income tax purposes and your receipt of our common stock will likely be taxable to you.

We expect that the spin-off will be a taxable transaction for U.S. federal income tax purposes. Assuming this to be the case, an amount equal to the fair market value on the distribution date of the shares of our common stock received by you (including any fractional shares) generally will be taxable as a dividend to the extent of your ratable share of Abraxis BioScience’s current or accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes, with the excess treated first as a tax-free return of capital that reduces (but not below zero) your adjusted tax basis in your Abraxis BioScience common stock and then as capital gain from the sale or exchange of Abraxis BioScience common stock. This determination is made on a share-by-share basis.

In general, the public trading value of stock is strong evidence of its fair market value. Our common stock will not be listed on a national securities exchange. We currently anticipate that, following the spin-off, quotations for our common stock will be available on the Pink Sheets quotation and trading system. The value Abraxis BioScience reports to you as the amount of the distribution may be higher or lower than the trading price, if any, of our common stock on the Pink Sheets quotation and trading system on the distribution date. The value Abraxis BioScience reports to you will not be binding on the IRS or any other taxing authority and a taxing authority could ascribe a higher value to our shares. For a more detailed discussion of the material U.S. federal income tax consequences of the spin-off, please see “Material U.S. Federal Income Tax Consequences” below.

The uncertain tax reporting of the spin-off may result in stockholders overpaying income taxes and having to file amended tax returns.

The portion of the distribution that will be taxable as a dividend for U.S. federal income tax purposes is dependent upon the earnings and profits of Abraxis BioScience through the close of its taxable year in which the spin-off is made (currently expected to be the taxable year ending December 31, 2009). Abraxis BioScience generally will be required, by January 31 of the year following the year in which the spin-off is made, to send to stockholders information returns reporting the spin-off. Copies of these information returns are also required to be filed with the IRS. At the time Abraxis BioScience is required to send these information returns, Abraxis BioScience’s earnings and profits for the relevant period will likely not be known and, consequently, the amount of the distribution constituting a dividend for U.S. federal income tax purposes will likely not be known. Treasury Regulations require, in these circumstances, that Abraxis BioScience report the entire amount of the distribution as a taxable dividend, resulting in an overstatement of the amount of the distribution constituting a dividend if the amount of the distribution exceeds the earnings and profits of Abraxis BioScience.

The IRS has not provided clear guidance on how stockholders should file their tax returns in these circumstances. Stockholders who file their returns based on the information returns supplied by Abraxis BioScience will overstate the amount of the taxable dividend if the amount of the distribution exceeds the earnings and profits of Abraxis BioScience (as subsequently determined), and such stockholders may pay higher taxes than if the final actual amount of the taxable dividend were reflected on their tax returns. Alternatively, stockholders who file their returns based on their own estimate of the amount of the distribution constituting a taxable dividend may face increased audit risk due to the discrepancy between the amount reported to them by Abraxis BioScience and the amount reflected on their tax returns, and may be liable for interest and penalties if their estimate of tax resulting from the dividend understates the amount of tax ultimately determined to be due. Stockholders who do not file their returns based on the information returns supplied by Abraxis BioScience are advised to consult with their own tax advisors regarding tax return disclosure, recordkeeping and other requirements that could apply to them.

Abraxis BioScience currently intends to provide stockholders with a determination of the portion of the distribution constituting a taxable dividend as soon as practicable after its earnings and profits for the taxable year in which the spin-off is made are determined. However, it is currently anticipated that this determination will not be made until after Abraxis BioScience’s federal income tax return for its taxable year ending December 31, 2009 is completed. Thus, assuming the spin-off is made in 2009, a calendar year stockholder may need to file an amended tax return for 2009 to reflect the corrected amount of the taxable dividend. Stockholders who report the full amount of the distribution as a dividend must reduce their tax basis in our common stock by the amount, if any, ultimately determined not to constitute a dividend whether or not they amend their originally filed return.

We will not be subject to the provisions of Section 203 of the Delaware General Corporation Law, which could negatively affect your investment.

We, like Abraxis BioScience, will elect in our certificate of incorporation to not be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions in which the interested stockholder receives, or could receive, a financial benefit on other than a pro rata basis with other stockholders. An “interested stockholder” is a person who, together with affiliates and associates, own, or within three years did own, 15% or more of the corporation’s outstanding voting stock. Because we will elect not to be subject to Section 203, our Chief Executive Officer (who, as of April 30, 2009, with entities affiliated with him, beneficially owned approximately 83% of our common stock) will be allowed, for example, to transfer shares in excess of 15% of our voting stock to a third party free of the restrictions imposed by Section 203. This may make us more vulnerable to takeovers that are completed without the approval of our board of directors and/or without giving us the ability to prohibit or delay these takeovers as effectively. These provisions could also limit the price that investors would be willing to pay in the future for shares of our common stock.

We do not expect to pay any dividends in the foreseeable future.

We do not expect to declare dividends in the foreseeable future. There can be no assurance that we will have, at any time, sufficient surplus under Delaware law to be able to pay any dividends. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in us. This appreciation may not occur.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This information statement and other materials filed or to be filed by Abraxis BioScience or us with the Securities and Exchange Commission, or the SEC, as well as information included in oral statements or other written statements made or to be made by Abraxis BioScience and us, contain forward-looking statements within the meaning of federal securities laws that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” and similar words. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our stockholders. Our forward-looking statements include, but are not limited to, information in this information statement regarding our drug discovery and development program, our business plan and growth strategy, expectations regarding domestic and foreign regulatory approval requirements, future potential revenue opportunities and our ability to operate our business as an independent, stand-alone company. In particular, there are forward-looking statements under “Business—Strategy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. There may be events in the future, however, that we are not able to predict accurately or control. The factors listed under “Risk Factors,” as well as any cautionary language in this information statement, provide examples of risks, uncertainties and events that may cause our results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this information statement could have a material adverse effect on our business, results of operations and financial position.

Forward-looking statements, whether express or implied, are not guarantees of future performance and are subject to risks and uncertainties, which can cause actual results to differ materially from those currently anticipated, due to a number of factors, which include, but are not limited to:

•

risks that we may not have sufficient capital in the amounts and at the times needed to finance our business and risks related to our inability to access capital from Abraxis BioScience under our credit facility or from other third parties;

•

risks inherent in acquisitions, divestitures and spin-offs, including related to the capital resources required for acquisitions, business risks, legal risks and risks associated with the tax and accounting treatment of these transactions;

•

the risks associated with initially having our principal source of our revenue be agreements that we have with Abraxis BioScience and that the amounts received under those agreements may be lower than anticipated;

•	the risks that any future potential revenue opportunities from third party contract manufacturing and sales of our raw materials may not materialize to any meaningful degree or at all;

•	the risks of operating as an independent, stand-alone company and loss of certain benefits associated with being owned by Abraxis BioScience;

•	the risk that the benefits of the spin-off may not be fully realized or may take longer to realize than anticipated;

•	the absence of a public market for our common stock;

•	our ability to attract and retain qualified personnel and key employees;

•	the difficulty in predicting the timing or outcome of product development efforts and regulatory approvals;

•	the amount and timing of costs associated with the research and development of our product candidates;

•	our ability to generate operating revenue;

•	the market adoption of any new pharmaceutical products;

•	the highly competitive nature of the biotechnology industry;

•

our ability and that of our suppliers to comply with laws, regulations and standards, and the application and interpretation of those laws, regulations and standards, that govern or affect the pharmaceutical industry, the non-compliance with which may delay or prevent the development of product candidates;

•	the availability and price of acceptable raw materials and components from third-party suppliers;

•	volatility in the financial markets;

•	any adverse outcome in litigation;

•	general economic, political and business conditions that adversely affect our company or our suppliers or any company to which we provide contract research and development or manufacturing services;

•	changes in costs, including changes in labor costs and raw material prices;

•	the impact on each company’s product development of patents and other proprietary rights licensed or owned by them, their competitors and other third parties;

•	the ability to successfully manufacture products or other materials for other third parties in an efficient, time-sensitive and cost-effective manner; and

•	the impact of recent legislative changes to the governmental reimbursement system.

You should read this information statement completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this information statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this information statement, and neither Abraxis BioScience nor we undertake any obligation (and we and Abraxis BioScience expressly disclaim any such obligation), other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes in future operating results over time or otherwise.

THE SPIN-OFF

Background

The board of directors of Abraxis BioScience has determined that a spin-off of our business from Abraxis BioScience and the distribution of our common stock to Abraxis BioScience stockholders is in the best interests of Abraxis BioScience and its stockholders. As a part of the spin-off, Abraxis BioScience will distribute on a pro rata basis to holders of record of its common stock one share of Abraxis Health common stock for every             shares of Abraxis BioScience common stock held of record at the close of business on                    , 2009, which is the record date and the distribution date. No fractional shares of our common stock will be issued in the distribution. The distribution is subject to satisfaction or waiver of the conditions set forth in the separation and distribution agreement between us and Abraxis BioScience. Under the terms of the separation and distribution agreement, Abraxis BioScience’s board of directors, in its sole discretion and for any reason or no reason at all, may amend, modify or abandon the proposed distribution without liability at any time prior to the time the distribution is effected.

The discussion of the reasons for the spin-off set forth herein includes forward-looking statements that are based on numerous assumptions with respect to the trading characteristics of our common stock, our ability to take advantage of growth opportunities and to successfully operate as an independent, stand-alone company. These and other risks relating to such forward-looking statements are discussed above under “Special Note on Forward-Looking Statements” and “Risk Factors.”

The Spin-Off

On the distribution date, pursuant to a separation and distribution agreement, Abraxis BioScience will contribute to us a significant portion of its drug discovery, manufacturing and development business and $25 million in cash. The spin-off will not be consummated without this cash contribution, which will be funded through available internal cash resources of Abraxis BioScience, as the cash contribution is a non-waivable condition to completion of the spin-off. In connection with the spin-off, we will also enter into a secured credit facility under which we may borrow up to $200 million from Abraxis BioScience for working capital and general corporate purposes. Immediately following the contribution, Abraxis BioScience will distribute all of the outstanding shares of Abraxis Health in a pro rata distribution to Abraxis BioScience stockholders who own shares of Abraxis BioScience common stock as of the close of business on                     , 2009.

Reasons for the Spin-Off

The board of directors of Abraxis BioScience has approved the spin-off of our business from Abraxis BioScience into an independent, stand-alone company. Abraxis BioScience’s board of directors believes that the spin-off will enable each company to pursue its differing drug development and commercialization strategies. The spin-off is also expected to enhance each company’s financial and operational flexibility thereby allowing each company to focus its attention and resources on its own business so that it can pursue the most appropriate long-term growth opportunities and business strategies. In reaching its decision to approve the spin-off, the board of directors of Abraxis BioScience consulted with management, as well as its legal advisors, and considered a variety of factors weighing positively in favor of the spin-off, including the following:

Different Drug Development Trajectories and Changes in Opportunities and Business Environment. We and Abraxis BioScience have markedly different drug development trajectories. Abraxis BioScience is expected to have multiple registrational clinical trials in progress in 2009. In contrast, we are establishing a new model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure.

Proprietary Model for Delivering Healthcare. We plan to develop a proprietary model for delivering healthcare by addressing the molecular profile of disease in order to deliver the right medicine to the right patient at the right time. Traditional drug development involves Phase I, II and III trials of a new chemical entity without biomarker pre-selection of patients. The spin-off will allow us to pursue a different model wherein drugs and diagnostics are developed, tested and validated to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. We believe this may enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, thereby improving outcomes and pharmacoeconomics.

Need for a Unique, Global Healthcare Infrastructure. In order to implement the new healthcare delivery paradigm, we will need to establish a global patient data management, bioinformatics, computer software and hardware infrastructure to further our proprietary model for the delivery of predictive, preventative and evidence-based healthcare. We have developed molecular diagnostics, patient data management and therapeutic discovery and development capabilities. We will continue to build a network of capabilities by collaborating with academic and biotechnology organizations and healthcare providers, establishing access to a network of tissue sources and a national tissue repository. We expect that this infrastructure will support next-generation diagnostic and molecular interrogation techniques for the tissue, including validated and quantitative norms to differentiate normal from diseased states. In addition, we anticipate that this infrastructure will offer a network of clinical trial sites working in collaboration to identify cohorts of patients with similar abnormal molecular profiles and iterative clinical testing of drugs developed based on activity against the particular molecular profile. We believe this network will create a real-time bioinformatics and patient database, permitting us to match patients with their personalized treatment regimens and preferred healthcare providers. The spin-off will allow us to pursue this initiative, which is distinct from the traditional drug development model being pursued by Abraxis BioScience.

Targeted Incentives for Employees. The spin-off will permit each company to design incentive compensation programs that relate more directly to its own business characteristics and performance and will provide each company with an equity security for use in its compensation programs. For example, Abraxis BioScience may design its incentive compensation programs based in part on commercial sales whereas we may determine to tailor our incentive compensation programs based on drug discovery and development accomplishments. Following the spin-off, we believe that equity incentives will help us continue to attract and retain qualified management and better motivate employees throughout our organization because they will receive equity awards tied solely to the business for which they perform services.

Enhanced Ability to Raise Capital. Both we and Abraxis BioScience require capital for our businesses. Abraxis BioScience requires funding for its registrational and other clinical trials to expand the indications for Abraxane® and to develop its product pipeline, as well as to develop an international distribution platform. We require significant capital to fund the development, manufacturing and regulatory approval process requirements for our product candidates, to hire additional personnel required to support the development of our product candidates, and to conduct future clinical trials. We believe that the separation of our businesses in the spin-off will better position both companies to raise capital or to use our equity as acquisition currency.

The board of directors of Abraxis BioScience also considered potential risks and negative consequences of the spin-off, including the following:

Operational Independence. The board of directors of Abraxis BioScience considered our financial viability as an independent, stand-alone company following the spin-off. In particular, Abraxis BioScience’s board of directors considered that we are a newly-formed company, with minimal anticipated revenues in the near term, other than revenue from Abraxis BioScience under the service agreements to be entered into in connection with the spin-off, and a history of losses and significant anticipated research and development costs to support product development efforts.

Additional Capital. The board of directors of Abraxis BioScience considered our need for substantial additional funds to fund our planned operations. The board of directors of Abraxis BioScience also considered the current disruptions to the financial markets as possibly inhibiting our ability to obtain debt or equity financing on favorable terms or at all.

Tax Consequences. The board of directors of Abraxis BioScience considered that it is expected the spin-off will be a taxable transaction to Abraxis BioScience and its stockholders for U.S. federal income tax purposes.

Market for Abraxis Health Common Stock. The board of directors of Abraxis BioScience considered that quotations of our common stock were anticipated to be available on the Pink Sheets quotation and trading system and that there may be relatively limited trading of our common stock in this market as compared to a national securities exchange, which may impose significant practical limitations on any stockholder’s ability to achieve liquidity at any particular quoted price.

Potential Lack of Information. The board of directors of Abraxis BioScience considered that given we will likely have fewer than 300 holders of record of our common stock following the spin-off, we could terminate our registration under the Exchange Act 90 days after application to the SEC to deregister.

Diversion of Management. The board of directors of Abraxis BioScience considered the diversion of management resulting from the substantial time and effort necessary to complete the spin-off.

Ultimately, however, the board of directors of Abraxis BioScience concluded that the potential benefits of the spin-off outweigh these factors and that spinning off the drug discovery, manufacturing and development business is appropriate and advisable.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in the separation and distribution agreement to be executed on or prior to the distribution date between us and Abraxis BioScience. See “Relationship Between Abraxis BioScience and Us After the Spin-Off—Separation and Distribution Agreement.”

The distribution of our common stock to Abraxis BioScience stockholders will be effective at 11:59 p.m., New York city time, on the distribution date, which we expect will be                    , 2009. For Abraxis BioScience stockholders who own Abraxis BioScience common stock in registered form as of the close of business on                     , 2009, the transfer agent will credit their shares of Abraxis Health common stock to book entry accounts established by the transfer agent to hold their Abraxis Health common stock, and the distribution agent will send them a statement reflecting their Abraxis Health common stock ownership. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Abraxis BioScience common stock through a broker or other nominee, their shares of Abraxis Health common stock will be credited to their accounts by the broker or nominee. Following the spin-off, stockholders whose shares are held in book entry form may request that their shares be transferred to a brokerage or other account, or that physical stock certificates be sent to them, in each case at any time and without charge.

The distribution will be made on the basis of one share of our common stock for every             shares of Abraxis BioScience common stock. The actual number of shares of our common stock that will be distributed will depend on the number of shares of Abraxis BioScience common stock outstanding on the record date. The shares of our common stock will be fully paid and nonassessable, and the holders of these shares will not be entitled to preemptive rights. No fractional shares of our common stock will be issued in the spin-off. See “Description of Capital Stock” for a more complete description of our authorized capital stock.

Holders of Abraxis BioScience common stock are not required to pay cash or any other consideration for the shares of our common stock that they receive in the distribution. Holders of Abraxis BioScience common stock will not need to surrender or exchange shares of Abraxis BioScience common stock or take any other action in order to receive shares of our common stock. No vote of Abraxis BioScience stockholders is required or sought in connection with the spin-off, and Abraxis BioScience stockholders have no appraisal rights in connection with the spin-off. The spin-off will not otherwise change the number of, or the rights associated with, outstanding shares of Abraxis BioScience common stock.

Fractional shares of our common stock will not be issued to Abraxis BioScience stockholders as part of the spin-off nor credited to book entry accounts. Instead, the distribution agent will, as soon as possible on or after the distribution date, aggregate fractional shares into whole shares and sell them at then-prevailing trading prices and thereafter will distribute the aggregate proceeds ratably to Abraxis BioScience stockholders otherwise entitled to these fractional shares, net of any deductions required to be withheld for federal income tax purposes and after deducting all brokerage charges, commissions and transfer taxes attributable to the sale of the fractional shares. Given that we expect our common stock will trade on the Pink Sheets quotation and trading system, the fractional shares, when aggregated, may be difficult to sell due to the potential for low and sporadic trading activity. None of Abraxis BioScience, our company or the distribution agent will guarantee any minimum sale price for the fractional shares of our common stock. No interest will accrue on the amount of any payment made in lieu of the issuance of a fractional share. The distribution agent will distribute a check to the record holder representing the cash amount deliverable in lieu of the record holder’s fractional share interest as soon as practicable following the calculation of these cash amounts. If you physically hold Abraxis BioScience stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be included together with the account statement in the mailing that the distribution agent expects to send out on the distribution date. Any cash payment will be made to the holders in the same account in which the underlying shares are held. For a discussion of the material U.S. federal income tax consequences of the distribution, including the receipt of cash in lieu of fractional shares, please see “Material U.S. Federal Income Tax Consequences” below.

After the spin-off, many of our stockholders may hold odd lots or blocks of less than 100 shares of our common stock. An investor selling an odd lot may be required to pay a higher commission rate than an investor selling round lots or blocks of 100 shares.

Results of the Spin-Off

After the spin-off, we will be an independent, stand-alone company owning and operating what had previously been a significant portion of Abraxis BioScience’s drug discovery, manufacturing and development business. The number and identity of the holders of our common stock immediately following the spin-off will be substantially the same as the number and identity of the holders of Abraxis BioScience common stock on the record date. Immediately after the spin-off, we expect to have approximately            holders of shares of our common stock. We expect that approximately             shares of our common stock will be issued and outstanding following the completion of the spin-off based on the number of beneficial stockholders and the number of outstanding shares of Abraxis BioScience common stock as of the close of business on                     , 2009 and the distribution ratio of one share of Abraxis Health common stock for every             shares of Abraxis BioScience common stock. No fractional shares of our common stock will be issued in the distribution.

The spin-off will not affect the number of outstanding shares of Abraxis BioScience common stock or any rights of Abraxis BioScience stockholders, although it may affect the market value of each outstanding share of Abraxis BioScience common stock.

Market for Our Common Stock

There is no existing market for our common stock. We currently anticipate that, following the spin-off, quotations for the shares of our common stock will be available on the Pink Sheets quotation and trading system, and that a ticker symbol will be assigned for our common stock shortly before quotations for our common stock first become available. In order for our shares to be quoted on the Pink Sheets quotation and trading system, a market maker is required to file an application to make a market in our securities. It is possible that a “when-issued” trading market for our common stock may develop on or shortly before the record date and will continue up to and through the distribution date. The term “when-issued” means that shares can be traded prior to the time certificates are actually available or issued. If a “when-issued” trading market develops, holders of Abraxis BioScience common stock on the record date may trade their entitlement to receive shares of our common stock, without trading their Abraxis BioScience common stock. On the first trading day following the distribution date, “when-issued” trading in our common stock will end and “regular-way” trading, to the extent available on the Pink Sheets quotation and trading system, will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We cannot assure you as to the trading prices for our common stock either in the “when-issued” market, if one develops, or after “regular-way” trading, to the extent available on the Pink Sheets quotation and trading system, begins.

The trading prices for our common stock may fluctuate. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for these securities, developments generally affecting our business, the impact of the factors referred to in “Risk Factors,” investor perceptions of our company and our business and operating results, our dividend policy, and general economic and market conditions. In addition, it may be difficult to buy and sell stock quoted on the Pink Sheets quotation and trading system due to the potential for low and sporadic trading activity. We cannot predict to what extent the trading price of our common stock will be volatile, and, because we anticipate that our common stock will be quoted on the Pink Sheets quotation and trading system, holders of our common stock may experience a greater spread between the “bid” and “asked” prices of our common stock as compared to securities traded on a national securities exchange.

Shares of our common stock distributed to Abraxis BioScience stockholders in the spin-off will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us and may include our officers, directors and principal stockholders. After the spin-off, securities held by persons who are our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of the entity of which these persons are affiliates only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. Certain of our affiliates have been granted registration rights requiring us to register their shares of our common stock. See “Certain Relationships and Related Party Transactions.”

Our transfer agent and registrar will be American Stock Transfer & Trust Company.

Distribution Conditions and Termination

The distribution of our common stock to Abraxis BioScience stockholders will be effective at 11:59 p.m., New York city time, on the distribution date, which we expect will be                     , 2009. However, the spin-off is subject to satisfaction or waiver of the conditions set forth in the separation and distribution agreement. These conditions include, but are not limited to, the following:

•	the SEC shall have declared effective our registration statement on Form 10 filed under the Exchange Act, and no stop order relating to the registration statement shall be in effect;

•

no governmental entity shall have adopted, promulgated or enforced any applicable laws, and no injunction shall be in effect, having the effect of making the spin-off or any material provision of the separation and distribution agreement illegal or otherwise prohibiting consummation of the spin-off or the performance of any material provision of the separation and distribution agreement;

•

all actions and filings under applicable state securities and “blue sky” laws of the United States (or any comparable laws under any foreign jurisdictions) shall have been taken and made and where applicable, have become effective or been accepted;

•	we shall have entered into with Abraxis BioScience and any other named party, each of the transaction agreements contemplated by the separation and distribution agreement;

•	Abraxis BioScience shall have contributed to us the relevant assets and liabilities of the drug discovery, manufacturing and development business;

•	we shall have received a cash contribution from Abraxis BioScience in the amount of $25 million. This condition is not waivable; and

•

our board of directors and the board of directors of Abraxis BioScience shall have approved the contribution to us of the relevant assets and liabilities of the drug discovery, manufacturing and development business, the cash contribution and the spin-off, and shall not have determined that any events or developments shall have occurred to make it inadvisable to effect the Abraxis Health asset contribution, the cash contribution and/or the spin-off.

The satisfaction or waiver of the foregoing conditions will not create any obligation on the part of Abraxis BioScience to effect the spin-off. Abraxis BioScience’s board of directors, in its sole discretion and for any reason or no reason at all, may amend, modify or abandon the proposed spin-off without liability at any time prior to the time the spin-off is effected.

Treatment of Employee Stock Options, Restricted Stock Units and Stock Appreciation Rights

In connection with the spin-off, Abraxis BioScience restricted stock units (RSUs), stock options and stock appreciation rights (SARs) held by our employees and directors that are outstanding immediately before the spin-off will remain outstanding as rights to acquire Abraxis BioScience equity following the spin-off and will continue to be subject to the same terms and conditions as applied to the options, RSUs or SARs immediately before the spin-off, including the expiration date and vesting schedule, except that the terms of the options, RSUs and SARs will be adjusted in a manner intended to preserve the intrinsic value of the options, RSUs and SARs. Abraxis BioScience RSUs, stock options and SARs will not be converted into any right to receive shares of our common stock or rights with a value based on those shares.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Abraxis BioScience stockholders who will receive shares of our common stock in the spin-off as required by applicable law. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Abraxis BioScience or of us. The information contained in this information statement is believed by Abraxis BioScience and by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Abraxis BioScience nor we will update the information except in the normal course of its or our public disclosure obligations and practices.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of the spin-off to holders of Abraxis BioScience common stock. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of Abraxis BioScience common stock. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. Any such change could alter the tax consequences described herein. This discussion assumes that the spin-off will be consummated in accordance with the separation and distribution agreement and as described in this information statement.

For purposes of this discussion, we use the term “U.S. Holder” to mean a beneficial owner of shares of Abraxis BioScience common stock that is:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

We use the term “Non-U.S. Holder” to mean a beneficial owner of shares of Abraxis BioScience common stock that is not a U.S. Holder.

An individual may, subject to certain exceptions, be deemed to be a U.S. resident alien (as opposed to a nonresident alien) with respect to a calendar year by virtue of being present in the United States on at least 31 days in the calendar year and on an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). U.S. resident aliens generally are subject to U.S. federal income tax as if they were citizens of the United States.

This discussion assumes that a holder holds its shares of Abraxis BioScience common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to an Abraxis BioScience stockholder in light of its particular circumstances, or that may apply to an Abraxis BioScience stockholder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, non-U.S. governments and their controlled entities, tax-exempt organizations (including private foundations), financial institutions, mutual funds, subchapter S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain expatriates, corporations that accumulate earnings to avoid U.S. federal income tax, persons who hold shares of Abraxis BioScience common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons who acquired their shares of Abraxis BioScience common stock through the exercise of options or other compensation arrangements or persons that hold five percent or more of the outstanding shares of Abraxis BioScience common stock). In addition, this discussion does not address any aspect of state, local, foreign, estate, gift or other tax law that may apply to Abraxis BioScience stockholders. Abraxis BioScience stockholders are urged to consult their own tax advisors to determine the tax consequences to them of the spin-off, including the application and effect of any U.S. federal, state, local and foreign income, estate, gift and other tax laws. The U.S. federal income tax consequences described below are not intended to constitute a complete description of all tax consequences relating to the spin-off. You should consult your own tax advisor to determine the tax consequences of the spin-off to you, including the applicability and effect of any U.S. federal, state, local and foreign income, estate, gift and other tax laws to the spin-off.

U.S. Holders

We expect that the spin-off will be a taxable transaction for U.S. federal income tax purposes. Assuming this to be the case, a U.S. Holder receiving shares of our common stock in the spin-off will be treated as receiving a distribution of property equal to the fair market value on the distribution date of the shares received (including any fractional shares). That distribution will be taxable as a dividend to the extent of the U.S. Holder’s ratable share of Abraxis BioScience’s current or accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes. Any amount of the distribution that exceeds a U.S. Holder’s ratable share of Abraxis BioScience’s current and accumulated earnings and profits will be treated as a tax-free return of capital that reduces (but not below zero) the U.S. Holder’s adjusted tax basis in its Abraxis BioScience common stock to the extent of such tax basis, with any remaining amount taxable as capital gain from the sale or exchange of Abraxis BioScience common stock. This determination is made on a share-by-share basis. Any capital gain will be long-term capital gain if the U.S. Holder’s holding period for its shares of Abraxis BioScience common stock exceeds one year on the distribution date.

A U.S. Holder’s tax basis in its shares of our common stock received in the spin-off generally will equal the fair market value of such shares on the distribution date, and a U.S. Holder’s holding period for such shares will begin the day after the distribution date. As noted above, a U.S. Holder’s tax basis in its shares of Abraxis BioScience common stock generally will be reduced (but not below zero) to the extent the spin-off represents a return of capital to such holder; the U.S. Holder’s holding period for such Abraxis BioScience shares will not be affected by the spin-off.

A U.S. Holder that receives cash in lieu of a fractional share of our common stock in the spin-off should be treated as receiving the fractional share of our common stock in the spin-off (taxed in the manner described above) and then selling the fractional share for the amount of cash received.

Corporate U.S. Holders may be entitled to a dividends received deduction, subject to certain limitations and requirements. Corporate U.S. Holders should be aware that under certain circumstances, a corporation that receives an “extraordinary dividend” is required (i) to reduce (but not below zero) its tax basis in its shares by the portion of such dividend that is not taxed because of the dividends received deduction and (ii) to the extent such non-taxed portion exceeds the holder’s tax basis in its shares, to treat such excess as a gain from the sale or exchange of the distributing corporation’s stock for the taxable year in which such dividend is received. For this purpose, a dividend paid on common stock is generally deemed to be “extraordinary” if the amount of such dividend equals or exceeds ten percent of the U.S. Holder’s adjusted tax basis in such share of stock.

Dividends received by individual and certain other non-corporate U.S. Holders may qualify for U.S. federal income taxation at a preferential rate of 15%, provided that a minimum holding period and other requirements are satisfied. Such U.S. Holders who receive an “extraordinary dividend” on common stock will be required to treat any losses from the sale of such stock as long-term capital losses to the extent such taxable dividend income qualified for the preferential rate.

The portion of the spin-off that will be taxable as a dividend for U.S. federal income tax purposes is dependent upon the earnings and profits of Abraxis BioScience through the close of its taxable year in which the spin-off occurs (currently expected to be the taxable year ending December 31, 2009). Abraxis BioScience generally will be required, by January 31 of the year following the year of the spin-off, to send to stockholders information returns reporting the spin-off. Copies of these information returns are also required to be filed with the Internal Revenue Service (“IRS”). At the time Abraxis BioScience is required to send these information returns, Abraxis BioScience’s earnings and profits for the relevant period will likely not be known and, consequently, the amount of the distribution constituting a dividend for U.S. federal income tax purposes will likely not be known. Treasury Regulations require, in these circumstances, that Abraxis BioScience report the entire amount of the distribution as a taxable dividend, resulting in an overstatement of the amount of the distribution constituting a dividend if the amount of the distribution exceeds the earnings and profits of Abraxis BioScience.

The IRS has not provided clear guidance on how stockholders should file their tax returns in these circumstances. Stockholders who file their returns based on the information returns supplied by Abraxis BioScience will overstate the amount of the taxable dividend if the amount of the distribution exceeds the earnings and profits of Abraxis BioScience (as subsequently determined), and such stockholders may pay higher taxes than if the final actual amount of the taxable dividend were reflected on their tax returns. Alternatively, stockholders who file their returns based on their own estimate of the amount of the distribution constituting a taxable dividend may face increased audit risk due to the discrepancy between the amount reported to them by Abraxis BioScience and the amount reflected on their tax returns, and may be liable for interest and penalties if their estimate of tax resulting from the dividend understates the amount of tax ultimately determined to be due. Stockholders who do not file their returns based on the information returns supplied by Abraxis BioScience are advised to consult with their own tax advisors regarding tax return disclosure, recordkeeping and other requirements that could apply to them.

Further, the portion of the distribution that does not constitute a dividend for U.S. federal income tax purposes also affects a stockholder’s tax basis in its Abraxis BioScience common stock as described above. As a result, until the amount of the distribution constituting a dividend is determined, a stockholder will not know with certainty its tax basis in its Abraxis BioScience common stock. Thus, stockholders who sell their Abraxis BioScience common stock prior to this determination will face uncertainty with respect to their gain or loss on such sale.

Abraxis BioScience currently intends to provide stockholders with a determination of the portion of the distribution constituting a taxable dividend as soon as practicable after its earnings and profits for the taxable year in which the spin-off occurs. However, it is currently anticipated that this determination will not be made until after Abraxis BioScience’s federal income tax return for its taxable year ending December 31, 2009 is completed. Thus, assuming the spin-off occurs in 2009, a calendar year stockholder may need to file an amended tax return for 2009 to reflect the corrected amount of the taxable dividend.

Backup withholding may apply with respect to the amount of the distribution treated as a dividend paid to a U.S. Holder, unless the U.S. Holder provides a correct taxpayer identification number (which, in the case of an individual, is his or her social security number) and certifies whether such U.S. Holder is subject to backup withholding by properly completing and executing IRS Form W-9 (or successor form) or otherwise establishes a basis for exemption from backup withholding. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. If backup withholding is required, shares of our common stock that otherwise would be distributed will be withheld.

Non-U.S. Holders

For Non-U.S. Holders, the treatment of the spin-off by Abraxis BioScience of our common stock as a dividend, a return of capital or a capital gain will be determined in the manner described above under “U.S. Holders.”

In the case of a Non-U.S. Holder, the amount of the distribution constituting a dividend for U.S. federal income tax purposes will generally be subject to U.S. federal income tax at a rate of 30%, or a lower rate specified in any applicable income tax treaty. The amount of the distribution not constituting a dividend generally will not be subject to U.S. federal income tax.

The 30% income tax referenced above is generally collected by way of withholding. Because the amount of the distribution constituting a dividend for U.S. federal income tax purposes will not be known at the time of the distribution, it is expected that Abraxis BioScience or another U.S. withholding agent will withhold 30% of the fair market value of our common stock distributed to a Non-U.S. Holder (as if the gross amount of such distribution was a taxable dividend). Non-U.S. Holders may be eligible to obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders who wish to claim the benefit of an applicable income tax treaty or other reduction in withholding for the spin-off must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming such reduction.

Special rules will apply to a Non-U.S. Holder whose ownership of Abraxis BioScience common stock is treated as effectively connected with such Non-U.S. Holder’s trade or business conducted within the United States (or, if certain tax treaties apply, is attributable to a permanent establishment maintained in the United States).

Consequences to Abraxis BioScience

Prior to the spin-off, Abraxis BioScience will contribute to us in exchange for shares of our stock the assets and liabilities comprising the businesses that we will conduct following the spin-off. Abraxis BioScience generally will recognize gain upon this contribution equal to the excess of the fair market value of our shares received by Abraxis BioScience over Abraxis BioScience’s adjusted tax basis in the assets contributed to us. Although we expect that the spin-off will be a taxable transaction to Abraxis BioScience for U.S. federal income tax purposes, since Abraxis BioScience’s adjusted tax basis in our shares on the distribution date should be equal to their fair market value, Abraxis BioScience should not recognize any additional gain upon the spin-off.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE SPIN-OFF. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE SPIN-OFF, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE, GIFT AND OTHER TAX LAWS IN YOUR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

CAPITALIZATION

The following table sets forth our unaudited combined capitalization as of March 31, 2009 on a historical basis and on a pro forma basis to give effect to the spin-off. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined and unaudited pro forma combined financial statements and notes thereto included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical combined financial statements for the spin-off, please see “Unaudited Pro Forma Combined Financial Statements.”

	March 31, 2009
	Historical	Pro Forma
	(in thousands)
Cash (1)	$2,846	$27,846

Stockholders’ equity:
Abraxis BioScience net investment in Abraxis Health	219,911	—
Common stock	—	40
Additional paid-in capital	—	286,967
Accumulated other comprehensive loss	(1,607)	(1,607)
Noncontrolling interest	(380)	(380)

Total stockholders’ equity	217,924	285,020

Total capitalization	$217,924	$285,020

(1)	The pro forma cash balance reflects Abraxis BioScience’s contribution to us of $25 million in cash immediately prior to the closing of the spin-off. In connection with the spin-off, we will enter into a secured credit facility under which we may borrow up to $200 million from Abraxis BioScience for working capital and general corporate purposes. Please see “Relationship Between Abraxis BioScience and Us After the Spin-Off—Secured Credit Facility.” The table does not reflect any borrowings under this credit facility. The amount we may borrow under the credit facility will depend upon, among other things, our future capital requirements and the amount of cash generated by operations, including any revenue generated through our service and license agreements with Abraxis BioScience and research and development costs.

Upon the closing of the spin-off, Abraxis BioScience’s net investment in Abraxis Health will be redesignated as Abraxis Health stockholders’ equity and will be allocated between common stock and additional paid-in capital based on the number of shares of Abraxis Health common stock outstanding at the closing of the spin-off. We have assumed for purposes of the pro forma combined financial statements a distribution ratio of one share of our common stock for each outstanding share of Abraxis BioScience’s common stock.

DIVIDEND POLICY

We do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors in accordance with applicable law and will depend upon, among other things, our results of operations, financial condition and cash requirements.

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION

The following table sets forth our selected historical combined financial information derived from our (i) audited combined financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, which are included elsewhere in this information statement, (ii) unaudited combined financial statements for the years ended December 31, 2005 and 2004, which are not included elsewhere in this information statement, and (iii) unaudited interim combined financial statements for the three months ended March 31, 2009 and 2008, which are included elsewhere in this information statement. Our selected financial information may not be indicative of our future performance as an independent, stand-alone company. Our unaudited combined financial statements for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2009 and 2008 were prepared on the same basis as our audited combined financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

Our historical combined financial information does not include all of the expenses that would have been incurred by us had we been an independent, stand-alone entity. Accordingly, the historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone entity during the periods shown or of our future performance as an independent, stand-alone entity. Our combined financial statements were prepared on a carve-out basis from Abraxis BioScience. The carve-out combined financial statements include allocated operating expenses of $21.0 million, $25.5 million, $12.0 million, $6.3 million and $2.2 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively, and $9.9 million and $6.5 million for the three months ended March 31, 2009 and 2008, respectively. The allocations were based on a detailed historical cost center analysis and management’s estimates of efforts expended on the respective operations of Abraxis BioScience and Abraxis Health. For example, the carve-out combined financial statements reflect allocations of employee related costs (including salary, benefits and related overhead) for product development and research and general and administrative services. We will generally incur all of the employee related costs (including those costs historically allocated to Abraxis BioScience) for those employees who we will employ following the spin-off. These allocations were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. However, the carve-out combined financial statements do not reflect additional expenses we expect to incur as an independent, stand-alone company. The selected historical combined financial information should be read in conjunction with the “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited and audited combined financial statements and notes thereto included elsewhere in this information statement.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands)
	(unaudited)					(unaudited)
Combined Statements of Operations Data:
Net revenue	$1,054	$388	$2,999	$1,269	$—	$—	$—
Operating expenses	16,823	10,882	71,880	40,211	9,767	4,501	1,074
Loss from operations	(15,769)	(10,494)	(68,881)	(38,942)	(9,767)	(4,501)	(1,074)
Other income	1,294	993	4,353	630	—	—	—
Interest expense	—	(16)	(189)	(190)	(1,893)	(1,615)	(99)
Other expense	(1,701)	—	(6,822)	—	—	—	—
Net loss	$(16,176)	$(9,517)	$(71,391)	$(38,502)	$(11,660)	$(6,116)	$(1,173)
Net loss attributable to non controlling interest	(380)	—	—	—	—	—	—
Net loss attributable to Abraxis Health	$(15,796)	$(9,517)	$(71,391)	$(38,502)	$(11,660)	$(6,116)	$(1,173)

Combined Balance Sheets Data:
Total current assets	$18,347	$3,994	$21,718	$3,556	$193	$71	$48
Total assets	239,552	163,476	226,163	162,965	128,657	56,268	44,315
Total current liabilities	11,954	10,161	18,760	9,371	3,025	195	445
Total liabilities	21,628	14,286	28,360	12,728	3,595	195	445
Net investment in Abraxis Health	217,924	149,190	197,803	150,237	125,062	56,073	43,870
Working capital (deficiency)	6,393	(6,167)	2,958	(5,815)	(2,832)	(124)	(397)

Combined Other Operating Data:
Capital expenditures	$19,788	$683	$33,409	$39,910	$61,272	$15,566	$6,596

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements reported below consist of unaudited pro forma combined statements of operations for the three months ended March 31, 2009 and for the year ended December 31, 2008 and an unaudited pro forma combined balance sheet as of March 31, 2009. The unaudited pro forma combined financial statements reported below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited combined financial statements and the notes thereto, and the unaudited interim combined financial statements and the notes thereto, all of which are included elsewhere in this information statement. Our unaudited financial information was prepared on the same basis as with our audited combined financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position and results of operations for these periods.

The pro forma balance sheet adjustments assume that our spin-off from Abraxis BioScience occurred as of March 31, 2009. The pro forma adjustments to the combined statements of operations for the three months ended March 31, 2009 and for the year ended December 31, 2008 assume that the spin-off occurred as of January 1, 2008. The pro forma adjustments are factually supportable and are consistent with the terms of the service and other agreements we will enter into with Abraxis BioScience in connection with the spin-off. There are no amounts included in the pro forma adjustments that are not pursuant to the terms of these agreements.

In connection with the spin-off, we will obtain a significant portion of the assets and liabilities constituting the drug discovery, manufacturing and development business that was previously being conducted through Abraxis BioScience. Based on the pro forma combined balance sheet as of March 31, 2009, these assets and liabilities included assets of approximately $306.6 million and liabilities of approximately $21.6 million.

The following unaudited pro forma combined financial statements reflect Abraxis BioScience’s transfer to us a significant portion of its assets and liabilities related to the drug discovery, manufacturing and development business and the contribution to us of $25 million in cash; the distribution by Abraxis BioScience to its stockholders of approximately 40 million shares of our common stock (which is based on the number of shares of Abraxis BioScience common stock outstanding at March 31, 2009 and an assumed distribution ratio of one share of our common stock for each outstanding share of Abraxis BioScience common stock); and the conversion of invested equity into stockholders’ equity.

The unaudited pro forma combined balance sheet and statements of operations included in this information statement have been derived from our audited combined financial statements and our unaudited interim combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position, results of operations or cash flows actually would have been had the spin-off occurred on the date indicated, or to project our financial performance for any future period.

Unaudited Pro Forma Combined Statement of Operations

For the Three Months Ended March 31, 2009

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Net revenue	$1,054	$19,096	(a)	$20,150
Operating expenses:
Cost of revenues	747	13,720	(b)	14,467
Research and development	13,537	—		13,537
Selling, general and administrative	3,337	4,352	(c)	7,689
Equity in net income of Drug Source Company, LLC	(798)	—		(798)

Total operating expenses	16,823	18,072		34,895

Loss from operations	(15,769)	1,024		(14,745)
Other expense	(1,701)	—		(1,701)
Other income	1,294	—		1,294

Net loss	$(16,176)	$1,024		$(15,152)

Net loss attributable to noncontrolling interest	(380)	—		(380)

Net loss attributable to Abraxis Health	$(15,796)	$1,024		$(14,772)

Comprehensive loss, net of tax:
Unrealized gain on marketable equity securities	$2,094	$—		$2,094
Foreign currency translation adjustments	(38)	—		(38)
Net loss	(16,176)	1,024		(15,152)

Comprehensive loss	(14,120)	1,024		(13,096)
Comprehensive loss attributable to noncontrolling interest	(380)	—		(380)

Comprehensive loss attributable to Abraxis Health	$(13,740)	$1,024		$(12,716)

Net loss per common share:
Basic				$(0.32	)(d)
Diluted				$(0.32	)(e)

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2008

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Net revenue	$2,999	$95,776	(a)	$98,775
Operating expenses:
Cost of revenues	2,383	71,526	(b)	73,909
Research and development	48,354	—		48,354
Selling, general and administrative	9,103	13,366	(c)	22,469
Acquired in-process research and development	13,900	—		13,900
Equity in net income of Drug Source Company, LLC	(1,860)	—		(1,860)

Total operating expenses	71,880	84,892		156,772

Loss from operations	(68,881)	10,884		(57,997)
Other expense	(6,822)	—		(6,822)
Interest expense	(189)	—		(189)
Other income	4,353			4,353

Loss before income taxes	(71,539)	10,884		(60,655)
Benefit for income taxes	(148)	—		(148)

Net loss	$(71,391)	$10,884		$(60,507)

Comprehensive loss, net of tax:
Unrealized loss on marketable equity securities	$(2,882)	$—		$(2,882)
Foreign currency translation adjustments	(1,431)	—		(1,431)
Net loss	(71,391)	10,884		(60,507)

Comprehensive loss	$(75,704)	$10,884		$(64,820)

Net loss per common share:
Basic				$(1.62	)(d)
Diluted				$(1.62	)(e)

Unaudited Pro Forma Balance Sheet

March 31, 2009

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$2,846	$25,000	(f)	$27,846
Accounts receivable	1,049	—		1,049
Related party receivable	3,447	—		3,447
Inventories	1,058	42,096	(g)	43,154
Prepaid expenses and other current assets	9,947	—		9,947

Total current assets	18,347	67,096		85,443
Property, plant and equipment, net	168,272	—		168,272
Intangible assets	8,503	—		8,503
Investment in Drug Source Company, LLC	11,214	—		11,214
Investments	29,962	—		29,962
Other non-current assets	3,254	—		3,254

Total assets	$239,552	$67,096		$306,648

Liabilities and Stockholders’ equity
Current liabilities:
Accounts payable	$7,262	$—		$7,262
Accrued liabilities	4,291	—		4,291
Deferred rental income	401	—		401

Total current liabilities	11,954	—		11,954
Deferred income taxes, non-current	1,839	—		1,839
Other non-current liabilities	7,835	—		7,835

Total liabilities	21,628	—		21,628

Stockholders’ equity:
Abraxis BioScience, Inc. net investment in Abraxis Health	219,911	(219,911	)(h)	—
Investment in Abraxis Health	—	25,000	(f)	25,000
		(25,000	)(h)	(25,000)
Common stock	—	40	(h)	40
Additional paid-in capital	—	286,967	(h)	286,967
Accumulated other comprehensive loss	(1,607)	—		(1,607)
Noncontrolling interest	(380)	—		(380)

Total stockholders’ equity	217,924	67,096		285,020

Total liabilities and stockholders’ equity	$239,552	$67,096		$306,648

Notes to Unaudited Pro Forma Combined Financial Statements

(a)

We will enter into various revenue-generating service agreements with Abraxis BioScience in connection with the spin-off pursuant to which we and Abraxis BioScience will provide transition services to each other for a period of up to three years subsequent to the spin-off; we will provide manufacturing services to Abraxis BioScience under an interim manufacturing agreement at our Melrose Park, Illinois and Grand Island, New York manufacturing facilities for a period ending on December 31, 2011, subject to extension; we will provide manufacturing services to Abraxis BioScience under a long-term manufacturing agreement at our Phoenix, Arizona manufacturing facility for an initial period of fifteen years from the time this facility becomes qualified for the manufacture of Abraxane® and at our Melrose Park, Illinois manufacturing facility for an initial period of ten years from the expiration of the interim manufacturing agreement, subject to extension; and we will provide certain transitional pre-clinical and product development services to Abraxis BioScience for its nab® product candidates, including those we have licensed to Abraxis BioScience. In addition, we will enter into a product license agreement under which we will exclusively license to Abraxis BioScience three pre-clinical nab® product candidates. The revenue adjustment approximates the amount that Abraxis BioScience would have paid to us under these agreements had the agreements been in effect during the periods presented and includes:

(i)

Employee costs (including salary, benefits and related overhead) and manufacturing overhead for providing manufacturing services to Abraxis BioScience at our Melrose Park and Grand Island facilities with a markup of 12%, plus raw material and component costs without any markup, under the interim manufacturing agreement. The fees for manufacturing Abraxane®, which were estimated based on a detailed historical cost center analysis and management’s estimates of efforts to be expended following the spin-off, are subject to a per unit floor price.

(ii)	An annual capital expense fee of $4 million payable to us under the long-term manufacturing agreement for capital expenses related to the build-out of our Phoenix, Arizona facility, which fee is payable until Abraxis BioScience’s acceptance of the first lot of commercial product manufactured at the facility.

(iii)	Employee costs (including salary, benefits and related overhead) for providing certain transitional pre-clinical and product development services to Abraxis BioScience, which were estimated based on a detailed historical cost center analysis and management’s estimates of efforts to be expended following the spin-off, plus a markup of 7%, under the services agreement.

(iv)

Employee costs (including salary, benefits and related overhead) for providing general and administrative and other services to Abraxis BioScience, which were estimated based on a detailed historical cost center analysis and management’s estimates of efforts to be expended following the spin-off, with either no markup or a markup of 7%, depending on the particular service, under the transition services agreement.

(v)	An annual license maintenance fee of $2 million payable to us under the technology license agreement.

Manufacturing under the long-term manufacturing agreement is expected to begin at our Phoenix, Arizona manufacturing facility approximately two to three years following the spin-off for a duration of fifteen years and at our Melrose Park, Illinois manufacturing facility for an initial period of ten years from the expiration of the interim manufacturing agreement, subject to extension with respect to each facility for an additional five years by Abraxis BioScience. As a result, the pro forma adjustment does not include any revenues expected to be earned on products manufactured under the long-term manufacturing agreement. Upon commencement of the manufacturing services under the long-term manufacturing agreement, we will receive revenue equal to our employee costs (including salary, benefits and related overhead) and manufacturing overhead for providing manufacturing services with a markup of 12%, plus raw material and component costs without any markup, subject to the proviso that our fees for manufacturing Abraxane® are subject to a per unit floor price. In addition, the pro forma adjustment does not include (i) an annual management fee of $3 million payable to us for managing and overseeing the Phoenix, Arizona manufacturing facility, which fee is payable beginning from and after Abraxis BioScience’s acceptance of the first lot of commercial product manufactured at the facility or (ii) an annual management fee of $2 million payable to us for managing and overseeing the Melrose Park, Illinois manufacturing facility, which fee is payable beginning from and after expiration of the interim manufacturing agreement. No adjustment has been made for any milestones and royalties payable to us under our product license agreement or technology license agreement with Abraxis BioScience.

Based on current estimates of the expected services to be provided by us under the service agreements with Abraxis BioScience, we expect to earn revenues of at least approximately $     million for at least the first full year following the spin-off. The amounts we will earn under the service agreements during the first full year following the spin-off and in subsequent years will depend on a variety of factors, including the employee costs of the services provided and the amount of services required by Abraxis BioScience. As a result, the actual amounts we will earn under the service agreements during the first full year following the spin-off and in subsequent years may vary significantly from our current estimates.

Please see “Relationship Between Abraxis BioScience and Us After the Spin-Off” for further descriptions of the service and license agreements.

(b)	This adjustment reflects the estimated cost of revenues for services provided under the service agreements, noted in Note (a) above, to Abraxis BioScience subsequent to the spin-off, including the direct and employee costs (including salary, benefits and related overhead) and other expenses of providing pre-clinical and product development, manufacturing and transition services.

(c)	This adjustment reflects certain operating expenses related to corporate overhead historically allocated to Abraxis BioScience that will be incurred by us subsequent to the spin-off.

(d)	The number of our shares used to compute basic earnings per share is based on the number of shares of Abraxis BioScience common stock outstanding on March 31, 2009 (40,117,678) and December 31, 2008 (40,066,451) and an assumed distribution ratio of one share of Abraxis Health common stock for each share of Abraxis BioScience common stock. The actual number of our basic shares outstanding will not be known until the distribution date.

(e)	The number of shares used to compute diluted earnings per share is based on the assumed number of basic shares as described in Note (d) above.

(f)	We will receive a cash contribution of $25 million from Abraxis BioScience immediately prior to the closing of the spin-off. In connection with the spin-off, we will enter into a secured credit facility under which we may borrow up to $200 million from Abraxis BioScience for working capital and general corporate purposes. Please see “Relationship Between Abraxis BioScience and Us After the Spin-Off—Secured Credit Facility.” The unaudited pro forma combined financial statements do not reflect any borrowings under this credit facility. The amount we may borrow under the credit facility will depend upon, among other things, our future capital requirements and the amount of cash generated by operations, including any revenue generated through our service and license agreements with Abraxis BioScience and research and development costs.

(g)	Abraxis BioScience will contribute to us its existing raw materials and work in process inventories in connection with the spin-off.

(h)	The distribution by Abraxis BioScience to its stockholders of one share of our common stock (which is based on the number of shares of Abraxis BioScience common stock outstanding at March 31, 2009 and an assumed distribution ratio of one share of our common stock for each outstanding share of Abraxis BioScience common stock) and the conversion of invested equity into stockholders’ equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the financial statements and other financial information included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Special Note on Forward-Looking Statements.”

Overview

We are establishing a fully-integrated, next-generation, evidence-based, personalized healthcare company dedicated to the discovery, development, validation and clinical application of next-generation diagnostics and therapeutics tailored to the specific molecular profiling of patient tissues and that will offer safer and more effective treatments for critical illnesses.

We plan to develop a proprietary model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure that integrates patient data management, bioinformatics, discovery, molecular medicine and clinical development. We currently are designing and acquiring the necessary infrastructure and plan to acquire and internally develop the hardware and software modules to organize and integrate the data streams that form the foundation of this interactive database. In so doing, we will aim to deliver the right medicine to the right patient at the right time. We will develop, test and validate next-generation diagnostics and drugs to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. We believe this may enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, improving outcomes and pharmacoeconomics.

We are, however, in the early stage of product development and do not generally expect to have any therapeutic products commercially available for several years, if at all, because almost all of our therapeutic product candidates are in the research or development stage. Dyloject®, which has been exclusively out-licensed and is currently only approved in the United Kingdom, is our only approved product, and all of our therapeutic product candidates are in the pre-clinical stage of development. Therefore, initially, our principal source of revenue will be the service agreements we will enter into with Abraxis BioScience in connection with the spin-off. At various times, we may also pursue revenue opportunities from third-party contract manufacturing and from sales of our raw materials.

Separation from Abraxis BioScience

We were incorporated under the laws of the State of Delaware in December 2008 as a wholly-owned subsidiary of Abraxis BioScience, Inc. We will have no material assets or activities as an independent, stand-alone company until Abraxis BioScience contributes to us the business described in this information statement, which is expected to occur immediately prior to the distribution. Following the spin-off, we will be an independent, stand-alone company holding a significant portion of Abraxis BioScience’s drug discovery, manufacturing and development business. Prior to the spin-off, we will enter into several agreements with Abraxis BioScience governing our provision to Abraxis BioScience of certain pre-clinical and product development, manufacturing and transition services following the spin-off. In addition, we will enter into a product license agreement under which we will exclusively license to Abraxis BioScience three pre-clinical nab® product candidates. We currently anticipate that, initially following the spin-off, our principal source of our revenue will be these agreements with Abraxis BioScience. For a summary of these agreements and the pro forma impact of these agreements on us, please see “Relationship Between Abraxis Bioscience and Us After the Spin-Off” and “Unaudited Pro Forma Combined Financial Statements.”

Our financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the portion of the drug discovery, manufacturing and development business to be transferred to us from Abraxis BioScience as part of the spin-off. Our financial statements have been prepared and are presented as if we had been operating as a separate entity using the historical cost basis of the relevant assets and liabilities of Abraxis BioScience and including the historical operations of a significant portion of the drug discovery, manufacturing and development business to be transferred to us from Abraxis BioScience as part of the spin-off. For each of the periods presented, we were fully integrated with Abraxis Bioscience and the accompanying financial statements reflect the application of certain estimates and allocations, including the allocated costs discussed below. Our statements of operations include all revenues and costs that are directly attributable to the portion of Abraxis BioScience’s drug discovery, manufacturing and development business to be transferred to us. In addition, certain expenses of Abraxis BioScience have been allocated to us using various assumptions that, in the opinion of management, are reasonable, but actual results may differ from these allocations and assumptions. These expenses include an allocated share of product development and other operating expenses (primarily related to facility, human resources, accounting and other administrative costs) which were allocated to us based on a detailed historical cost center analysis and management’s estimates of efforts expended on the respective operations of Abraxis BioScience and Abraxis Health. The allocated operating expenses include $21.0 million, $25.5 million and $12.0 million for the years ended December 31, 2008, 2007 and 2006, respectively, and $9.9 million and $6.5 million for the three months ended March 31, 2009 and 2008, respectively. These expenses also include allocations of employee related costs (including salary, benefits and related overhead) for product development and research and general and administrative services. We will generally incur all of the employee related costs (including those costs historically allocated to Abraxis BioScience) for those employees who we will employ following the spin-off. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented.

Net Revenue

Net revenue includes amounts received from contract manufacturing and research and development activities for third parties. Contract manufacturing revenue generally consists of amounts earned from the manufacture of products, or components thereof, for third parties. Research revenue generally consists of amounts earned from development and research to advance the commercial application of pharmaceutical compounds. This research revenue may include license fees, milestone payments and reimbursement of development and other costs and royalties.

Operating Expenses

Our operating expenses have historically consisted of cost of revenues, research and development expenses and selling, general and administrative expenses. In addition, for the year ended December 31, 2008, we also recognized an in-process research and development charge related to our acquisition of Shimoda Biotech (Pty) Limited and its subsidiary, Platco Technologies (Pty) Limited, in April 2008.

Cost of revenues include the costs for providing contract manufacturing and research and development activities for third parties.

Research and development expenses comprise the costs incurred in performing research and development activities on our behalf or for third parties, including salaries and benefits, facilities expenses, depreciation, overhead expenses, contract services and other outside expenses.

We do not track total research and development expenses separately for each of our research and development programs. Our research and development expenses are comprised primarily of costs related to our drug discovery efforts, drug development efforts and other research and development activities. Drug discovery and drug development expenses mostly include personnel expenses, lab supplies, non-refundable upfront payments, consulting fees, occupancy costs and other third-party costs. Research and development expenses other than drug discovery and drug development are classified as “Other research and development activities.” The following table summarizes our research and development expenses for the periods presented:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(in thousands)
Drug discovery	$3,799	$2,327	$12,870	$10,977	$8,394
Drug development	6,597	3,870	20,141	16,254	1,128
Other research and development activities	3,141	2,581	15,343	6,288	495

Total research and development	$13,537	$8,778	$48,354	$33,519	$10,017

The scope and magnitude of our future research and development expenses are difficult to predict at this time given the number of studies that will need to be conducted for any of our product candidates. In general, biotechnology product development involves a series of steps. The process begins with discovery and preclinical evaluation leading up to the submission of an IND to the FDA, which allows for the initiation of the clinical evaluation of a potential drug candidate in humans. Clinical evaluation is typically comprised of three phases of study: Phase I, Phase II and Phase III. Generally, the majority of a drug candidate’s total development costs are incurred during Phase 3, which consists of trials that are typically both the longest and largest conducted during the drug development process. The length of time to complete clinical development may take as many as seven to ten years. However, the length of time may vary substantially according to factors relating to the particular clinical trial, such as the type and intended use of the drug candidate, the clinical trial design and the ability to enroll suitable patients. As most of our product candidates are pre-clinical in nature, no clinical costs are presently included in research and development.

The estimation of completion dates or costs to complete our research and development projects would be highly speculative and subjective due to the numerous risks and uncertainties associated with developing biotechnology products. These risks include, among others, (i) significant changes in government regulation, (ii) the uncertainty of future preclinical and clinical study results, (iii) uncertainties associated with developing biotechnology products and (iv) uncertainties associated with process development and manufacturing.

Selling, general and administrative expenses include costs related to our contract manufacturing and research and development activities, including with respect to any acquired businesses or licensing or other arrangements with third parties, as well as professional fees.

Cost of revenues, research and development expenses and selling, general and administrative expenses also include allocated amounts of share-based compensation expense. A portion of Abraxis BioScience’s consolidated share-based compensation expense was allocated to our company based on the percentage of employee time spent on our behalf and not whether an employee will become an employee of our company following the spin-off.

Other Income

Other income has historically included recognized deferred rental income from our Puerto Rico facility acquired in February 2007 and rental income on leases at our Cornell and Ruby Street facilities in Melrose Park, Illinois.

Interest Expense

Interest expense includes interest allocated to our company from Abraxis BioScience related to financing insurance premiums by Abraxis BioScience.

Other Expense

Other expense includes amounts recognized for the other-than-temporary impairment of marketable securities.

Results of Operations

The following is a discussion of the results of our operations for the three months ended March 31, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006.

Three Months Ended March 31, 2009 and 2008

The following table sets forth the results of our operations for each of the three months ended March 31, 2009 and 2008, and forms the basis for the following discussion of our operating activities:

	Three Months Ended March 31,		Change Favorable (Unfavorable)
	2009	2008	$	%
	(unaudited, in thousands)
Net revenue	$1,054	$388	$666	172%
Operating expenses:
Cost of revenues	747	511	(236)	(46)%
Research and development	13,537	8,778	(4,759)	(54)%
Selling, general and administrative	3,337	1,635	(1,702)	(104)%
Equity in net income of Drug Source Company, LLC	(798)	(42)	756	1800%

Total operating expenses	16,823	10,882	(5,941)	(55)%
Loss from operations	(15,769)	(10,494)	(5,275)	(50)%
Other expense	(1,701)	—	(1,701)	—
Interest expense	—	(16)	16	100%
Other income	1,294	993	301	30%

Net loss	$(16,176)	$(9,517)	$(6,659)	(70)%

Net loss attributable to noncontrolling interest	(380)	—	(380)	—

Net loss attributable to Abraxis Health	$(15,796)	$(9,517)	$(6,279)	(66)%

Operating Results

Net Revenue

Net revenue for the three months ended March 31, 2009 was $1.1 million, or $0.7 million greater than the revenue of $0.4 million for the three months ended March 31, 2008. The increase was due to an increase in the contract manufacturing services provided to Watson Pharmaceuticals at our Phoenix, Arizona facility.

Cost of Revenues

Cost of revenues for the three months ended March 31, 2009 was $0.7 million, or $0.2 million greater than the cost of revenues of $0.5 million for the three months ended March 31, 2008. The increase was due to an increase in the contract manufacturing services provided to Watson Pharmaceuticals at our Phoenix, Arizona facility.

Research and Development

Research and development expense for the three months ended March 31, 2009 was $13.5 million, or $4.7 million greater than the research and development expense of $8.8 million for the three months ended March 31,

2008. The increase was driven primarily by $1.5 million in ramp up activities at the Phoenix facility. In addition, for the three months ended March 31, 2009, we incurred $1.5 million in increased development expenses from our pursuit of commercialization of certain drugs and $1.2 million in increased development expenses to develop biosimilar drugs, $0.3 million of research and development expenses related to Shimoda Biotech (Pty) Ltd and Platco Technologies (Pty) Ltd, which were acquired in April 2008, and $0.3 million of research and development expenses related to our investment in DiThera, Inc.

Selling, General and Administrative

Selling, general and administrative costs for the three months ended March 31, 2009 increased $1.7 million, or 104%, to $3.3 million compared to $1.6 million for three months ended March 31, 2008 as a result of $0.9 million in increased corporate administrative expense, $0.4 million in increased general expenses to support business development and $0.2 million increase in general expense related to manufacturing.

Equity Income in Drug Source Company, LLC

Drug Source Company, LLC is 50% owned by us and is a selling agent of raw materials to the pharmaceutical industry. Our investment in Drug Source Company is intended to both generate a return on our investment and to strengthen our future strategic sourcing capabilities over time. Because our 50% ownership interest in Drug Source Company does not provide financial or operational control of Drug Source Company, we account for our interest in Drug Source Company under the equity method. Income from Drug Source Company in the first quarter of 2009 was higher than the corresponding period in 2008 due to higher sales volume and lower operating costs.

Other Income

Other income for the three months ended March 31, 2009 was $1.3 million, or $0.3 million greater than other income of $1.0 million for the three months ended March 31, 2008. The increase resulted from accelerated recognition of deferred rental income on the Puerto Rico facility. We accelerated recognition in the third quarter of 2008 when the tenant-lessee gave notice that it would be exercising an option for early termination of the lease in September 2009. The increase in other income was partially offset by $0.2 million recorded for the gain on sale of certain assets for the three months ended March 31, 2008.

Other Expense

Other expense for the three months ended March 31, 2009 of $1.7 million related to the other-than-temporary impairment charge recorded on available for sale securities of $2.9 million, whose values, based on market quotation, had declined below their carrying value. We also recognized a gain of $0.8 million for sale of marketable securities and a gain of $0.4 million, relating to a change in fair value of warrants and other derivative instruments. We did not record any amounts as other expenses for the three months ended March 31, 2008.

Years Ended December 31, 2008, 2007 and 2006

The following table sets forth the results of our operations for each of the years ended December 31, 2008, 2007 and 2006, and forms the basis for the following discussion of our operating activities:

	Years Ended December 31,			Change Favorable (Unfavorable)
				2008 vs 2007		2007 vs 2006
	2008	2007	2006	$	%	$	%
	(in thousands)
Net revenue	$2,999	$1,269	$—	$1,730	136%	$1,269	—
Operating expenses:
Cost of revenues	2,383	1,501	—	(882)	(59)%	(1,501)	—
Research and development	48,354	33,519	10,017	(14,835)	(44)%	(23,502)	(235)%
Selling, general and administrative	9,103	8,091	2,674	(1,012)	(13)%	(5,417)	(203)%
Acquired in-process research and development	13,900	—	—	(13,900)	—	—	—
Equity in net income of Drug Source Company, LLC	(1,860)	(2,900)	(2,924)	(1,040)	(36)%	(24)	(1)%

Total operating expenses	71,880	40,211	9,767	(31,669)	(79)%	(30,444)	(312)%
Loss from operations	(68,881)	(38,942)	(9,767)	(29,939)	(77)%	(29,175)	(299)%
Other expense	(6,822)	—	—	(6,822)	—	—	—
Interest expense	(189)	(190)	(1,893)	1	1%	1,703	90%
Other income	4,353	630	—	3,723	591%	630	—

Loss before income taxes	$(71,539)	$(38,502)	$(11,660)	$(33,037)	(86)%	$(26,842)	(230)%

Benefit for income taxes	(148)	—	—	(148)	—	—	—

Net loss	$(71,391)	$(38,502)	$(11,660)	$(32,889)	86%	$(26,842)	(230)%

Operating Results

Net Revenue

Net revenue for the year ended December 31, 2008 was $3.0 million, or $1.7 million greater than the revenue of $1.3 million for the year ended December 31, 2007. The increase was due to a full year of contract manufacturing services provided to Watson Pharmaceuticals in 2008 at our Phoenix, Arizona facility, compared to six months of contract manufacturing services in 2007.

Net revenue for the year ended December 31, 2007 was $1.3 million, compared to no revenue recorded for the year ended December 31, 2006. The increase in revenue for the year ended December 31, 2007 was due to contract manufacturing services provided to Watson Pharmaceuticals at our Phoenix, Arizona facility The Phoenix, Arizona facility was purchased in July 2007; therefore no revenues were recorded in periods prior to 2007.

Cost of Revenues

Cost of revenues for the year ended December 31, 2008 was $2.4 million, or $0.9 million greater than the cost of revenues of $1.5 million for the year ended December 31, 2007. The increase was due to a full year of contract manufacturing services provided to Watson Pharmaceuticals in 2008 at our Phoenix, Arizona facility, compared to six months of contract manufacturing services in 2007.

Cost of revenues for the year ended December 31, 2007 was $1.5 million and related primarily to costs incurred for contract manufacturing services performed at our Phoenix, Arizona facility purchased in July 2007.

Research and Development

Research and development expense for the year ended December 31, 2008 was $48.4 million, or $14.9 million greater than the research and development expense of $33.5 million for the year ended December 31, 2007. The increase was driven primarily by $8.0 million in expense at the Phoenix facility, which was included in the results for all of 2008, compared to only six months in 2007. The increase was also due to $5.5 million recorded in connection with St. John’s Health Center and other grant activity and $1.4 million to fund the operations of our consolidated majority-owned subsidiary Cenomed Biosciences, LLC. In addition, for the year ended December 31, 2008, we incurred $1.9 million in increased development expenses from our pursuit of commercialization of certain drugs and $3.1 million in increased development expenses to develop biosimilar drugs, $1.2 million of research and development expenses related to our acquisitions of Shimoda Biotech (Pty) Ltd and Platco Technologies (Pty) Ltd and $0.5 million of research and development expenses related to our investment in DiThera, Inc. The increase was partially offset by a decrease of $2.4 million in share-based compensation expense, $0.7 million in decreased legal expenses and $4.0 million in expenses related to our 2007 license agreement with Biocon Limited to develop and commercialize a biosimilar version of G-CSF in North America and the European Union.

Research and development expense for the year ended December 31, 2007 was $33.5 million, or $23.5 million greater than research and development expense of $10.0 million for the year ended December 31, 2006, a 235% increase. The increase was driven primarily by $5.2 million in expenses related to our 2007 license agreement with Biocon Limited and $2.8 million in expenses incurred in the pre-clinical development of a drug candidate. The increase was also due to $4.3 million in development expenses incurred at our Phoenix, Arizona facility, which was acquired in July 2007, and $1.0 million to fund the operations of Cenomed Biosciences. In addition, for the year ended December 31, 2007, we incurred $1.6 million in increased development expenses from our pursuit of commercialization of certain drugs, $2.6 million in increased development expenses to develop biosimilar drugs, $3.0 million in increased share-based compensation expense due to an expanded workforce, $0.7 million in increased legal expenses relating to intellectual property and $1.5 million in expenses in connection with the company’s research and development grants with St. John’s Health Center.

Selling, General and Administrative

Selling, general and administrative costs for the year ended December 31, 2008 was $9.1 million, or $1.0 million greater than selling, general and administrative expenses for the year ended December 31, 2007. The increase was primarily due to $2.8 million in legal expense relating to business development and intellectual property to develop biosimilars and $1.3 million in corporate administrative expense. This was partially offset by a decrease of $1.9 million in share-based compensation expense and a $1.2 million decrease in administrative costs as we ramped down operations at the Elk Grove facility.

Selling, general and administrative costs for the year ended December 31, 2007 increased by $5.3 million, or 203%, to $8.0 million compared to $2.7 million for the year ended December 31, 2006 as a result of the $1.6 million administrative costs at the Elk Grove facility, $2.6 million of share-based compensation expense as a result of an expanded workforce, $0.8 million in corporate administrative expense and $0.2 million in expenses at our Puerto Rico facility.

2008 Acquired In-Process Research and Development Charge

The $13.9 million acquired in-process research and development charge for the year ended December 31, 2008 was related to our acquisitions of Shimoda Biotech (Pty) Limited and its subsidiary, Platco Technologies (Pty) Limited, in April 2008. As part of the purchase price allocation, $13.9 million of the purchase price was expensed as in-process research and development for projects that, as of the acquisition date, had not yet reached technological or regulatory feasibility and had no alternative future uses in their current states.

Equity Income in Drug Source Company, LLC

Our equity income in Drug Source Company for the years ended December 31, 2008, 2007 and 2006 was $1.9 million, $2.9 million and $2.9 million, respectively. The decrease in 2008 was due primarily to higher sales of lower margin products.

Other Income

Other income for the year ended December 31, 2008 was $4.4 million, or $3.8 million greater than other income of $0.6 million for the year ended December 31, 2007. Of the increase, $2.4 million was due to a full year of rental income being recorded for the lease on the Melrose Park facilities, compared to one month in 2007, $1.0 million was due to the amortization of deferred lease rental income on the Puerto Rico facility, $0.2 million was recorded for the gain on sale of certain assets sold and $0.1 million of miscellaneous income was recorded for the use of our Culver City property.

Other income for the year ended December 31, 2007 was $0.6 million relating to the amortization deferred lease rental income on the Puerto Rico facility, which was purchased in February 2007. We did not record any amounts as other income for the year ended December 31, 2006.

Other Expense

Other expense for the year ended December 31, 2008 was $6.8 million, primarily related to $4.7 million of other-than-temporary impairment charge recorded on available for sale securities whose values, based on market quotation, had declined below their carrying value. We also recognized a loss of $1.7 million for the change in fair value of derivatives. We did not record any amounts as other expenses for the year ended December 31, 2007.

Liquidity and Capital Resources

Overview

Our primary source of liquidity has historically been funding from Abraxis BioScience. This funding has been primarily used to fund our operations, including our research and development activities. Following the spin-off, we expect that our primary source of liquidity will be the $25 million in cash to be contributed to us by Abraxis BioScience in connection with the spin-off, any revenue to be generated under the service agreements with Abraxis BioScience and any amounts we may borrow under our $200 million credit facility with Abraxis BioScience.

The following table summarizes key elements of our financial position and sources and (uses) of cash and cash equivalents as of and for the three months ended March 31, 2009 and 2008 and each of the years ended December 31, 2008, 2007 and 2006:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(in thousands)
	(unaudited)
Summary Financial Position
Cash and cash equivalents	$2,846	$267	$786	$208	$—
Working capital (deficiency)	6,393	(6,167)	2,958	(5,815)	(2,832)
Total assets	239,552	163,476	226,163	162,965	128,657
Net investment in Abraxis Health	217,924	149,190	197,803	150,237	125,062

Summary of Sources and (Uses) of Cash and Cash Equivalents:
Operating activities	$(14,591)	$(7,368)	$(47,969)	$(33,602)	$(10,741)
Investing activities	(19,058)	(5,007)	(77,977)	(40,718)	(76,330)
Financing activities	35,466	12,434	126,495	74,528	87,071

Sources and Uses of Cash

Total cash and cash equivalents as of March 31, 2009 and 2008 were $2.8 million and $0.3 million, respectively.

Total cash and cash equivalents as of December 31, 2008 and 2007 were $0.8 million and $0.2 million, respectively. We did not have any cash on hand at December 31, 2006.

Operating Activities

Net cash used in operating activities was $14.6 million for the three months ended March 31, 2009, compared to $7.4 million for the same period in 2008. The $7.2 million increase was due to an increase in net loss primarily due to increased research and development spending and an increase in accounts receivable, partially offset by an increase in accounts payable and accrued expenses.

Net cash used in operating activities was $48.0 million for the year ended December 31, 2008, compared to $33.6 million for the same period in 2007. The $14.4 million increase was due to an increase in net loss primarily due to increased research and development spending, an increase in related party receivables due from APP for lease rentals and an increase in prepaid and other current assets due to a $2.7 million increase in prepayments on raw materials and other deposits. The increase was partially offset by an increase in accounts payable relating to a commitment to purchase raw materials and an increase in accrued payroll expenses.

Investing Activities

Our investing activities to date have included capital expenditures we believed were necessary to expand and maintain our manufacturing capabilities and our drug discovery, manufacturing and development business. Our investing activities also included outlays needed to acquire various intellectual property rights, including certain license agreements with third parties to develop and commercialize product candidates, as well as investments in marketable securities.

Net cash used in investing activities was $19.1 million and $5.0 million for the three months ended March 31, 2009 and 2008, respectively. The increase of $14.1 million in cash used to fund investing activities for the three months ended March 31, 2008 compared to the same period in 2009 resulted from a $19.1 million increase in cash used for the acquisition of property, plant and equipment and $4.6 million in payments for the Shimoda Biotech (Pty) Ltd milestones. These increases were partially offset by a decrease in the cash used to purchase marketable securities and other investments of $4.4 million, a $2.0 million payment received from Javelin Pharmaceuticals for milestones achieved related to our Dyloject® product and $3.7 million in cash received from the sale of marketable securities.

Net cash used in investing activities was $78.0 million and $40.7 million for the years ended December 31, 2008 and 2007, respectively. The increase of $37.3 million resulted from a $19.7 million increase in cash used to acquire available for sale securities and a $14.8 million increase in cash used to acquire Shimoda Biotech (Pty) Ltd and Platco Technologies (Pty) Ltd. We also used cash of $2.6 million to purchase warrants and other investment rights, $4.2 million for our investment in DiThera, Inc. and $3.0 million for a deposit. These increases were partially offset by the decrease in cash used to acquire property, plant and equipment of $6.5 million.

Net cash used in investing activities was $40.7 million and $76.3 million for the year ended December 31, 2007 and 2006, respectively. The decrease of $35.6 million resulted from a $3.0 million decrease in cash used to acquire an equity investment in an unconsolidated entity, a $13.4 million decrease in cash used to purchase other non-current assets and a $21.4 million decrease in cash used for the acquisition of property, plant and equipment, offset by $1.2 million in proceeds from the paydown of notes receivable. In 2006, we purchased certain land for $13.4 million, which is not currently in use and is included in non-current assets.

Financing Activities

Financing activities included net transactions with Abraxis BioScience.

Net cash provided financing activities was $35.5 million and $12.4 million for the three months ended March 31, 2009 and 2008, respectively.

Net cash provided financing activities was $126.5 million, $74.5 million and $87.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Sources of Financing

We have historically funded our operations with funding from Abraxis BioScience. In connection with the spin-off, Abraxis BioScience will contribute $25 million to us from its available internal cash resources. We intend to use the $25 million contribution primarily to invest in research and development to commercialize our discovery pipeline and for potential strategic opportunities as well as for general corporate purposes, including working capital and capital expenditures. Pending any specific use of the cash contribution, we generally intend to invest these funds in short-term, investment grade, interest-bearing securities.

We will enter into a secured multiple advance credit facility with Abraxis BioScience under which we may borrow up to an aggregate of $200 million for working capital and general corporate purposes. Amounts to be borrowed under the credit facility must be in increments of $10 million, and we may borrow no more than $50 million during the six-month period following the spin-off and no more than an additional $50 million during the six-month period thereafter. Loans under the credit facility will accrue interest at a per annum rate equal to 30-day LIBOR plus a margin of 2%. Such interest will be capitalized semi-annually and all amounts outstanding under the credit facility will be due and payable when the credit facility matures on December 31, 2016. Our obligations under the credit facility will be secured by a first-priority deed of trust or mortgage granted to Abraxis BioScience in the real property on which our Elk Grove Village, Illinois warehouse and Barceloneta, Puerto Rico manufacturing facilities are located and by a first-priority lien in our interests in a certain product candidate. Abraxis BioScience’s recourse in the event of most types of default under the credit facility will be limited to such collateral. The credit facility documentation will contain limited representations and warranties, covenants and events of default.

Capital Requirements

Our future capital requirements will depend on numerous factors, including:

•	working capital requirements and research and development costs to commercialize our discovery pipeline;

•	working capital requirements needed to finance the activities under the service agreements with Abraxis BioScience;

•	the need for manufacturing expansion and improvement;

•

the requirements of any potential future acquisitions (including the acquisition of other companies, proprietary products or technologies and license rights), asset purchases or equity investments; and

•	the amount of cash generated by operations, including any revenue generated through our service and license agreements with Abraxis BioScience.

The $25 million in cash to be received by us from Abraxis BioScience in connection with the spin-off and any amounts payable to us by Abraxis BioScience under the service and license agreements as well as any amounts we may borrow under our $200 million credit facility with Abraxis BioScience, which matures on December 31, 2016, are expected to be our principal source of operating cash in the near term and may not be sufficient to fund our operations through the commercialization of one or more product candidates yielding sufficient revenues to support our operations. If Abraxis BioScience were to experience liquidity problems or otherwise failed to perform, we would need to obtain third-party financing, which we may be unable to obtain. In addition, the credit facility with Abraxis BioScience restricts us from borrowing more than $50 million during the six-month period following the spin-off and no more than an additional $50 million during the six-month period thereafter.

We expect that we will be required to raise additional capital to continue our research and development programs and complete the development and ultimate commercialization of our discovery pipeline. We may seek to satisfy our future funding requirements through public or private offerings of securities, by collaborative or other arrangements with major pharmaceutical companies or from other sources. Additional financing may not be available when needed or be available on terms acceptable to us to permit successful development and ultimate commercialization of our discovery pipeline. In addition, because our obligations under the credit facility will be secured by a first-priority deed of trust or mortgage in the real property on which our Elk Grove Village, Illinois warehouse and Barceloneta, Puerto Rico manufacturing facilities are located and by a first-priority lien in our interests in a certain product candidate and because the credit facility will contain covenants restricting our business, our ability to raise capital from third parties may be restricted. We may seek to obtain additional funding from our Chief Executive Officer and/or entities affiliated with him, which will collectively own approximately 83% of our common stock following the spin-off. However, neither our Chief Executive Officer nor any entities affiliated with him has made any commitment to provide us with additional funding. We may also seek to obtain financing support from one of our collaborative partners or from other third parties who may require that we waive significant rights regarding protection of our proprietary information or technologies or offer financial support on less favorable terms than those normally acceptable to us. If adequate financing is not available, we may not be able to continue as a going concern, or may be required to delay, scale back or eliminate some of our research and development programs, relinquish rights to some of our technologies or product candidates or forego desired drug discovery and development opportunities.

Contractual Obligations and Off-Balance Sheet Arrangements

The following information summarizes our contractual obligations and other commitments, consisting solely of operating leases, as of December 31, 2008:

	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 Years
	(unaudited, in thousands)
Purchase obligations	$218,713	$19,733	$57,023	$57,023	$84,934
Operating lease obligations	4,256	1,455	2,264	537	—

	$222,969	$21,188	$59,287	$57,560	$84,934

The table above excludes contractual obligations relating to milestones and royalty payments due to third parties contingent upon certain future events. These events could include, but are not limited to, development milestones, regulatory approvals and product sales.

We own a library of natural drug discovery soil samples and related strains acquired from around the world, which is intended for use in the discovery of new chemical entities. We are committed to paying up to $4.2 million upon the achievement of certain milestones related to this library.

In June 2007, we entered into an agreement with Biocon Limited (Biocon) under which we licensed the right to develop and commercialize a biosimilar version of G-CSF (granulocyte-colony stimulating factor) in North America and the European Union. G-CSF is an haematopoietic growth factor that works by encouraging the bone marrow to produce white blood cells. Therapeutic G-CSF is primarily used for the treatment of neutropenia, the lowering of the white blood cells that fight infections. Biocon has received regulatory approval from the Drugs Controller General of India (DCGI) for its G-CSF product for the treatment of neutropenia in cancer patients. Under the terms of the agreement, we paid Biocon a $7.5 million licensing fee, which was recorded as research and development expense in 2007, and, following regulatory approval in the licensed territories, we will pay royalties to Biocon based on a percentage of net sales under the agreement.

In July 2007, we entered into a research collaboration agreement with the California NanoSystems Institute (CNSI) at UCLA under which the parties agreed to collaborate on early research in nanobiotechnology for the advancement of new technologies in medicine. Under the agreement, we committed to fund up to $10 million over ten years in two tranches of $5 million for research projects selected by a committee comprised equally of our and CNSI representatives. We generally can control the timing and amount of funding under this agreement because we in effect need to approve any projects to be funded. The term of the agreement is ten years, but either party can terminate the agreement on 30 days notice, and the funding commitment for the second $5 million is subject to mutual agreement within 30 days of the end of the fifth year of the agreement.

In November 2007, we entered into a license agreement with Green Cross Corporation under which we licensed the right to develop and commercialize five biosimilars for the United States and Canada on an exclusive basis: Enbrel® (etanercept), pegylated G-CSF, recombinant Factor VIII, Interferon-Alpha and Erythropoietin. We will make milestone payments to Green Cross upon each successful launch of a licensed biosimilar product and pay royalties based upon a percentage of net sales under the agreement. The aggregate amount of milestone payments under the agreement is $1.65 million.

In November 2007, we entered into a master grant agreement with St. John’s Health Center and the John Wayne Cancer Institute to build and support a clinical trial infrastructure and clinical trial program and to support certain research efforts. As of March 31, 2009, we had a total of $46.9 million in commitments through December 31, 2012, which may be drawn under this agreement with our approval. In October 2008, we entered into a service agreement with St. John’s Health Center under which St. John’s Health Center agreed to provide tissue analysis services for certain clinical trials for a period of up to five years. In April 2009, we entered into a service agreement with John Wayne Cancer Institute under which John Wayne Cancer Institute agreed to provide tissue analysis services for certain clinical trials for a period of up to five years. We can control the timing and amount of funding under these agreements as projects require our approval in advance of funding. We made payments to St. John’s Health Center and John Wayne Cancer Institute in the aggregate of $3.1 million through March 31, 2009 under these agreements, and we have not received, nor do we have the right to receive, any payments from St. John’s Health Center and John Wayne Cancer Institute under these agreements.

In April 2008, we acquired 100% of the equity of both Shimoda Biotech (Pty) Limited and its subsidiary, Platco Technologies (Pty) Limited, located in South Africa, for an initial upfront payment at closing of $15.1 million. Under this agreement, we may be required to make additional payments up to $23.2 million upon the achievement of specified milestones.

In May 2008, we purchased notes having an aggregate principal amount of $5.0 million from a privately held company. The notes are senior secured convertible notes due 2018 and earn interest at nine percent per annum. The notes are convertible into an ownership interest of up to 49% of the privately held company. In addition, at the option of the privately held company, subject to certain restrictions, we may be required to purchase additional notes having an aggregate principal amount of up to $5.0 million through May 2009. The $5.0 million convertible notes are designated as available-for-sale securities and are measured at fair value each reporting period.

In September 2008, we entered into agreements with ProMetic Life Sciences Inc. (ProMetic) to develop and commercialize four biopharmaceutical products targeting underserved medical conditions. The transaction included an initial investment by us in ProMetic of $7 million and optional future investment rights of up to $20 million. Under the agreement, we will have access to ProMetic’s proprietary technologies to commercialize the biopharmaceuticals and will fund all development costs to regulatory approval. For the year ended December 31, 2008, we incurred $1.1 million in development costs under the license agreements and are committed to pay $3.3 million through December 31, 2009. We may also make potential payments of $2 million upon achievement of specified milestones and make royalty payments to ProMetic based on potential net sales. Additionally, ProMetic will perform product development activities on our behalf under the service agreement.

In December 2008, we entered into an agreement to provide a grant to a non-profit US-based incubator for biomedical start-ups. The transaction included an initial grant of $4 million and additional funding of $0.6 million per quarter for a total of $14 million over five years subject to our approval. Additionally, an optional future payment of $3.5 million is possible upon approval of an additional project by our company.

In addition, we have entered into various collaborative agreements under which we have agreed to provide funding to academic institutions for research and other projects. As of March 31, 2009, we had $0.2 million in commitments over the next five years related to these collaboration agreements.

We do not currently have any off-balance sheet arrangements that are material or reasonably likely to be material to our financial position or results of operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. The most significant estimates in our combined financial statements are discussed below. Actual results could vary from those estimates.

Available-For-Sale Securities

We determine the appropriate classification of our investments in debt and equity securities at the time of purchase and re-evaluate these determinations at each balance sheet date. We consider our marketable equity investments available-for-sale as defined in Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, these investments are recorded at fair value and the unrealized gains and losses are included in the determination of comprehensive income and reported in Abraxis BioScience’s net investment in Abraxis Health.

Revenue Recognition

Revenue includes contract manufacturing and research revenue. Contract manufacturing revenues are recognized when title and risk of loss have transferred to the customer, collection is reasonably assured and we have no further performance obligation. Research revenue generally consists of amounts earned from the development and research to advance the commercial application of pharmaceutical compounds for third parties. This research revenue may include upfront license fees, milestone payments and reimbursement of development and other costs, and royalties. Non-refundable upfront license fees under which we have continuing involvement in the form of development, manufacturing or commercialization are recognized as revenue ratably over either the development period, if the development risk is significant, or the estimated product useful life, if development risk has been substantially eliminated. Achievement-based milestone payments are recognized as revenue when the milestone objective is attained because the earnings process relating to such payments is complete upon attainment and because the payments are non-refundable and are not dependent upon future activities or the achievement of future objectives. As such, these milestone payments are at risk and require substantive activity to achieve. Reimbursement of development and other costs are recognized as revenue as the related costs are incurred. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectability is reasonably assured. Royalty estimates are made in advance of amounts collected using historical and forecasted trends.

Income Taxes

We were not a separate legal entity prior to the spin-off and, therefore, were not subject to taxation by federal and state authorities for the periods presented; however, income taxes are provided in the accompanying combined financial statements as if we filed a separate return. Abraxis BioScience will indemnify us for all tax liabilities arising through the distribution date.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the combined financial statements in the period that includes the legislative enactment date. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to change the valuation allowance, which could materially impact our financial position and results of operations.

Research and Development Costs

Research and development costs are expensed as incurred or consumed and consist of pre-production manufacturing scale-up and related salaries and other personnel-related expenses, depreciation, facilities, raw material and production costs and professional services.

Share-Based Compensation

Those Abraxis BioScience employees who become employees of our company following the spin-off will continue to hold their equity awards in Abraxis BioScience. Cost of revenues, research and development expenses and selling, general and administrative expenses also include allocated amounts of share-based compensation expense. A portion of Abraxis BioScience’s consolidated share-based compensation expense was allocated to our company based on the percentage of employee time spent on our behalf and not whether an employee will become an employee of our company following the spin-off. Share-based compensation expense is accounted for in accordance with SFAS 123(R), Share-Based Payment (“SFAS 123(R)”), which requires the recognition of compensation cost for all stock-based payments (including employee stock options) at fair value. SFAS 123(R) was adopted on January 1, 2006 using a modified version of the retrospective application. As a result, the fair value of share-based employee compensation was recorded as an expense beginning in 2006. In addition, prior year results were restated as if the fair value method had been used during previous periods. We use the straight-line attribution method to recognize stock-based compensation expense over the vesting period of the award. Options currently granted generally expire ten years from the grant date and vest ratably over a four-year period, while awards under the RSU Plan II generally vested with respect to one half of the units in April 2008 and will vest with respect to the remaining one half of the units in April 2010. Share-based compensation recognized under SFAS 123(R), as well as expense associated with the retrospective application, uses the Black-Scholes option pricing model to estimate the fair value of options granted under equity incentive plans and rights to acquire stock granted under a stock participation plan.

Fair Value of Financial Instruments

Our financial instruments consist mainly of cash and cash equivalents, accounts receivable, investments in available-for-sale securities and accounts payable. Cash equivalents include investments with maturities of three months or less at the time of acquisition. At December 31, 2008 and 2007, the carrying amounts of all non-debt financial instruments comprising current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments. Investments in available-for-sale securities are reflected at fair value at December 31, 2008 and 2007. We do not use derivatives or other foreign currency or interest rate hedging instruments.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combination (“SFAS 141R”) and Statement No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”). These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141R and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier application is not permitted. SFAS 141R and SFAS 160 could have a significant impact on our accounting for future business combinations and other business arrangements after the implementation of these statements.

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements (“EITF 07-1”). EITF 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements. EITF 07-1 will be applicable to arrangements we may enter into regarding development and commercialization of products and product candidates. EITF 07-1 is effective for our company as of January 1, 2009, and its adoption is not expected to have a material impact on our consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 was adopted on January 1, 2008. The adoption of SFAS 159 did not have a material effect on our consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which redefines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 applies where other accounting pronouncements require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The effects of adoption are determined by the types of instruments carried at fair value in our financial statements as well as the methods utilized to determine their fair values prior to adoption. SFAS No. 157 did not have a material effect on our consolidated results of operations and financial position.

Quantitative and Qualitative Disclosures about Market Risk

We have limited exposure to market risks associated with changes in interest rates and foreign currency exchange rates. Interest rate changes may affect our investments in marketable securities and our debt obligations. Changes in foreign currency exchange rates may affect our operations outside of the United States.

Foreign Currency Risk: We have operations in South Africa; however, both revenue and expenses of those operations are typically denominated in the currency of the country of operations, providing a partial hedge. Nonetheless, these foreign operations are presented in our combined financial statement in U.S. dollars and can be impacted by foreign currency exchange fluctuations through both (i) translation risk, which is the risk that the financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and (ii) transaction risk, which is the risk that the currency impact of transactions denominated in currencies other than the subsidiaries functional currency may vary according to currency fluctuations.

With respect to translation risk, even though there may be fluctuations of currencies against the U.S. dollar, which may impact comparisons with prior periods, the translation impact is included in accumulated other comprehensive income, a component of stockholders’ equity, and does not affect the underlying results of operations. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which we operate are included in the consolidated statements of operations. As of December 31, 2008, there were no outstanding hedge arrangements.

Investment Risk: The primary objectives of our investment program are the safety and preservation of principal, maintaining liquidity to meet operating and projected cash flow requirements, and maximizing return on invested funds, while diversifying risk.

Some of the securities that we invest in may have interest rate risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the prevailing rate and the prevailing rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk, we maintain an investment portfolio of cash equivalents and short-term investments consisting of high credit quality securities, including money market funds, commercial paper, government and non-government debt securities.

We do not use derivative financial instruments. The average maturity of the debt securities in which we invest has been less than 90 days and the maximum maturity has been three months.

We are also exposed to equity price risks on the marketable portion of equity securities included in our portfolio of investments acquired for business and strategic objectives. These investments are generally in small capitalization stocks in the biotechnology industry sector. We regularly review the market prices of these investments for impairment purposes. For the three months ended March 31, 2009 and for the year ended December 31, 2008, we realized other than temporary losses of $2.9 and $4.7 million, respectively, on available for sale securities whose values, based on market quotation, had declined below their carrying value. No losses were recognized on investments in marketable securities in 2007 or 2006.

Interest Rate Risk: As of December 31, 2008, we had no debt obligations outstanding. Consequently, we have no current exposure to changes in interest rates on borrowings.

BUSINESS

We are a newly-formed entity and, prior to the spin-off, our business was conducted as part of Abraxis BioScience. References in this information statement to our historical assets, liabilities, products, business or activities are generally intended to refer to the historical assets, liabilities, products, business or activities of our company as it was conducted as part of Abraxis BioScience prior to the spin-off.

Overview

We are establishing a fully-integrated, next-generation, evidence-based, personalized healthcare company dedicated to the discovery, development, validation and clinical application of next-generation diagnostics and therapeutics tailored to the specific molecular profiling of patient tissues and that will offer safer and more effective treatments for critical illnesses.

We plan to develop a proprietary model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure that integrates patient data management, bioinformatics, discovery, molecular medicine and clinical development. We currently are designing and acquiring the necessary infrastructure and plan to acquire and internally develop the hardware and software modules to organize and integrate the data streams that form the foundation of this interactive database. In so doing, we will aim to deliver the right medicine to the right patient at the right time. We will develop, test and validate next-generation diagnostics and drugs to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. We believe this may enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, improving outcomes and pharmacoeconomics.

We intend to create a global patient data management, bioinformatics, computer software and hardware infrastructure to provide for the delivery of predictive, preventative and evidence-based healthcare. We have developed molecular diagnostics, patient data management and therapeutic discovery and development capabilities. We will continue to build a network of capabilities by collaborating with academic and biotechnology organizations and healthcare providers, establishing access to a network of tissue sources and a national tissue repository. We expect that this infrastructure will support next-generation diagnostic and molecular interrogation techniques for the tissue, including validated and quantitative norms to differentiate normal from diseased states. In addition, we anticipate that this infrastructure will offer a network of clinical trial sites working in collaboration to identify cohorts of patients with similar abnormal molecular profiles and iterative clinical testing of drugs developed based on activity against the particular molecular profile. We believe this network will create a real-time bioinformatics and patient database, permitting us to match patients with their personalized treatment regimens and preferred healthcare providers.

We seek to differentiate from competitors in our personalized medicine approach through our three pronged program. We believe the technologies and infrastructure we plan to acquire and develop will enable us to: (i) assemble and interpret patient data; (ii) integrate such patient data with data from basic- and drug- discovery research; and (iii) match and prioritize these data through the application of diagnostic discoveries with ideal patient populations. We believe other organizations thus far have not been able to integrate these components in a similarly balanced manner.

We are, however, in the early stage of product development and do not generally expect to have any therapeutic products commercially available for several years, if at all, because almost all of our therapeutic product candidates are in the research or development stage. Dyloject®, which has been exclusively out-licensed, and is currently only approved in the United Kingdom, is our only approved product, and all of our therapeutic product candidates are in the pre-clinical stage of development. Therefore, initially, our principal source of revenue will be the service agreements we will enter into with Abraxis BioScience in connection with the spin-off. At various times, we may also pursue revenue opportunities from third-party contract manufacturing and from sales of our raw materials.

Strategy

Our goal is to create a fully-integrated, next-generation, evidence-based, personalized healthcare company dedicated to the discovery, development, validation and clinical application of next-generation diagnostics and therapeutics tailored to the specific molecular profiling of patient tissues and that will offer safer and more effective treatments for critical illnesses. We initially expect our primary area of focus to be the oncology market for both therapeutic and diagnostic applications. We will aim to develop diagnostic products and next-generation therapeutics to target a disease at a specific, evidence-based, molecular level through the use of rapidly evolving next-generation molecular screening techniques, genomics, proteonomics and bioinformatics. Our goal is to facilitate the reclassification of critical illnesses such as cancer from its current methods to an entirely new molecular classification and, hence, treat the patients’ disease on that basis. None of our product candidates have been approved for marketing or sale, other than Dyloject® . The key elements of our strategy include:

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Pursue Discovery and Development of Product Candidates Based on the Approach of Predictive, Personalized Evidence-Based Medicine. In recent years, research studies on a global scale have attempted to define subsets of biochemical markers that may be useful predictors of response to treatments (evaluated through clinical response, toxicity and time to disease progression) and prognostic markers which are important in determining the aggressiveness of cancers as well as other diseases. The era of predictive, personalized evidence-based medicine has emerged, and the strategic focus for our company will be to identify compounds with specific activity linked to specific biological markers related to specific disease states. One of our goals is to combine prognostic markers with specific therapeutic agents, which would enable clinicians to tailor therapy to the molecular profile of the patient while minimizing life-threatening toxicities.

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Establish Proprietary Model for Delivery of Healthcare. We plan to develop a proprietary model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure that integrates patient data management, bioinformatics, discovery, molecular medicine and clinical development. We currently are designing and acquiring the necessary infrastructure and plan to acquire and internally develop the hardware and software modules to organize and integrate the data streams that form the foundation of this interactive database. In so doing, we will aim to deliver the right medicine to the right patient at the right time. We will develop, test and validate next-generation drugs and diagnostics to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. We believe this may enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, improving outcomes and pharmacoeconomics.

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Establish Global Patient Data Management and Bioinformatics Infrastructure. We intend to create a global patient data management, bioinformatics, computer software and hardware infrastructure to provide for the delivery of predictive, preventative and evidence-based healthcare. We have developed molecular diagnostics, patient data management and therapeutic discovery and development capabilities. We will continue to build a network of capabilities by collaborating with academic and biotechnology organizations and healthcare providers, establishing access to a network of tissue sources and a national tissue repository. We expect that this infrastructure will support next-generation diagnostic and molecular interrogation techniques for the tissue, including validated and quantitative norms to differentiate normal from diseased states. In addition, we anticipate that this infrastructure will offer a network of clinical trial sites working in collaboration to identify cohorts of patients with similar abnormal molecular profiles and iterative clinical testing of drugs developed based on activity against the particular molecular profile. We believe this network will create a real-time bioinformatics and patient database, permitting us to match patients with their personalized treatment regimens and preferred healthcare providers.

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Develop Discovery Pipeline. We have established a proprietary natural product library of broad chemical diversity for drug discovery. The library currently represents approximately 100,000 semi-purified screening samples derived from microorganisms retrieved from over 30,000 soil samples representing geographic, habitat and genetic diversity from all over the world. New strains of microorganisms are continuously being added from our soil sample collection, and we believe the numerous microorganisms in each soil sample provide us with substantial resources for continuing to create new and targeted libraries of natural product chemical diversity for drug discovery. Natural products are an important component of our drug discovery strategy and, with the capability of overcoming water insolubility through the use of the nab® technology, we believe we have the unique opportunity to work on translating water insoluble compounds discovered from our natural product library into clinical applications. We intend to leverage the nab® tumor targeting technology and our internal development and regulatory expertise to develop product candidates for the diagnosis and treatment of cancer and other critical illnesses.

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Pursue Proprietary Pharmaceutical Product Opportunities. We intend to acquire or license rights to proprietary pharmaceutical and diagnostic products in our focus therapeutic areas, allowing us to enhance our market presence and visibility. We also intend to explore business expansion opportunities relating to the nab® tumor targeting technology, including collaborative relationships to reformulate the products of others using the nab® technology.

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Complement Internal Growth with Strategic Acquisitions. We believe opportunities exist for us to enhance our competitive position by acquiring companies with complementary products and technologies and/or acquiring rights to proprietary, biosimilar or other specialty products or technologies from third parties.

Drug Discovery, Manufacturing and Development Business

Pursuant to a separation and distribution agreement, Abraxis BioScience will contribute to us a significant portion of its drug discovery, manufacturing and development business. As part of the contribution, Abraxis BioScience will assign or transfer to us all rights to intellectual property owned or licensed by it and related to the portion of the drug discovery, manufacturing and development business to be transferred to us. No third-party consents are required for Abraxis BioScience to assign or otherwise transfer the relevant intellectual property rights to us in the spin-off. Our drug discovery and development strategies are based upon the following:

•	our natural product drug discovery platform;

•	SPARC protein;

•	the nab® tumor targeting technology;

•	biomarkers and molecular profiling;

•	cyclodextrin-based delivery technology;

•	nucleic acid complementation technology;

•	pluripotent adult stem cells;

•	our cancer drug discovery targeting the tumor suppressor p53;

•	immunotherapeutics and related assay systems;

•	translational molecular bioscience at CNSI; and

•	biosimilars.

Natural Product Drug Discovery Platform

Almost half of today’s best-selling drugs originate from natural products or their derivatives. A key feature of natural products is their structural and chemical diversity that is not represented in combinatorial libraries of synthetic compounds. This makes natural products a fertile resource for finding novel compounds that interact with new targets for drug discovery. In addition, the nab® tumor targeting technology platform is well-suited to the formulation and delivery of natural products, which tend to be more water insoluble, larger and more complex than typical synthetic drugs.

We have established a proprietary natural product library of large chemical diversity for drug discovery. The library currently represents approximately 100,000 semi-purified screening samples derived from microorganisms (over 65,000 strains of actinomycetes, fungi and bacteria) retrieved from over 30,000 soil samples representing geographic, habitat and genetic diversity from all over the world. New strains of microorganisms are continuously being added from our soil sample collection, and we believe the numerous microorganisms in each soil sample provide us with substantial resources for continuing to create new and targeted libraries of natural product chemical diversity for drug discovery.

Natural products are an important component of our drug discovery strategy and, with the capability to overcoming water insolubility through the use of the nab® technology, we believe we have the unique opportunity to translate water insoluble compounds discovered from our natural product libraries into clinical applications.

SPARC

SPARC (Secreted Protein Acidic Rich in Cysteine) is a major intratumoral target of the nab® technology platform due to its secretion by a variety of tumors and the affinity of albumin for SPARC. In addition, the SPARC protein, when administered systemically in combination with chemotherapy, can greatly sensitize a chemotherapy resistant tumor in xenograft tumor models. Our scientists, in collaboration with university scientists, are exploring the therapeutic potential of SPARC in the treatment of chemo-resistant tumors. We will continue to explore the role of the nab® technology for targeting SPARC and other biological pathways, as well as for the development of new therapeutic candidates.

nab® Tumor Targeting Technology Platform

We have identified a biological pathway specific to tumors through which tumors preferentially accumulate albumin-bound complexes. This preferential accumulation of albumin appears to be facilitated through a tumor’s secretion of a protein called SPARC, which binds to and accumulates albumin. Research has suggested that the secretion of SPARC occurs in most solid tumors that are difficult to treat, including in breast, lung, ovarian, head and neck, melanoma, gastric, esophageal, glioma and cervical tumors. We have developed a novel mechanism, which exploits these tumors’ attraction for albumin, to deliver chemotherapy agents in high concentrations preferentially to all tumors secreting SPARC. This is accomplished through the nab® tumor targeting technology, which encapsulates chemotherapy agents in nanometer-sized particles of albumin that is approximately 1/100th the size of a single red blood cell. Millions of these particles can be injected in a single dose of medication. This albumin-bound medication enters the bloodstream where it is transported across the blood vessel wall through a specific albumin receptor (gp60) on the blood vessel wall and targeted by SPARC secreted from the tumor cell. We will continue to explore the role of the nab® technology for targeting SPARC and other biological pathways, as well as for the development of new therapeutic candidates.

The following diagram depicts the nab® tumor targeting technology and the proposed mechanism by which high concentrations of chemotherapy agents are delivered preferentially to tumors through the biological gp60 receptor pathway and through albumin binding to SPARC.

We believe we can apply the nab® tumor targeting technology to numerous chemotherapy agents. By exploiting the abnormal vascular growth (angiogenesis) and the overexpression of albumin-binding proteins (gp60 and SPARC) in advanced tumor cells and by overcoming water insolubility of many active chemotherapy agents, we believe that this technology may change the delivery of chemotherapy agents to cancer patients. The nab® technology takes advantage of albumin, a natural carrier of water insoluble molecules (e.g., various nutrients, vitamins and hormones) found in humans. Because tumors have an increased need for nutrients to support rapid malignant growth, albumin complexes accumulate preferentially in tumors. We believe that the nab® tumor targeting technology can serve as the platform for the development of numerous other drugs for the treatment of cancer and other critical illnesses. We are committed to maximizing the potential application of this technology.

Biomarkers and Molecular Profiling

In May 2007, we entered into a license agreement with the University of Southern California (USC) under which we licensed the exclusive worldwide development and commercialization rights for an intellectual property portfolio of diagnostic protein biomarkers for therapy response, therapy toxicity and disease recurrence in colorectal cancers. The intellectual property licensed is based on USC research by Associate Professor of Medicine Heinz-Joseph Lenz and colleagues. We believe these licensed biomarkers are consistent with our strategy to identify compounds with specific activity linked to specific biological markers related to particular disease states and may be useful predictors of response to treatments (evaluated through clinical response, toxicity and time to disease progression) and prognostic markers which are important in determining the aggressiveness of cancers as well as other diseases. Under the terms of the agreement, we made a $500,000 upfront payment to USC. We agreed to make minimum annual royalty payments of $25,000. If products are successfully developed incorporating any of the licensed technologies, we will pay USC royalties based on a single digit percentage of net sales. We have also agreed to spend at least $100,000 internally or with third parties for product development under the agreement. The general royalty payments and product development expenses are fully creditable towards the annual minimal royalty. Under the agreement, we paid a total of approximately $50,000 in upfront and royalty payments through March 31, 2009. The agreement will remain in effect until terminated in accordance with its terms by one of the parties. Either party may terminate the agreement if the other party fails to timely cure a breach or default. We may also terminate the agreement at any time for any reason upon 90 days written notice. USC may terminate the agreement if we use, sublicense or transfer our rights or obligations under the agreement in violation of the agreement or in derogation of USC’s proprietary rights with respect to the licensed patents or if we become bankrupt or insolvent.

In November 2007, we entered into a master grant agreement with St. John’s Health Center and the John Wayne Cancer Institute to build and support a clinical trial infrastructure and clinical trial program and to support certain research efforts. The master grant agreement will remain in effect until terminated in accordance with its terms. Either party may terminate the agreement if the other party fails to timely cure a breach or default. We also have the right to terminate the master grant agreement if the majority of the board members of St. Johns Health Center is not from its service area or there are other changes at the Sisters of Charity Leavenworth Health System that interfere with the ability for the St. John’s Health Center and John Wayne Cancer Institute to make binding decisions under the master grant agreement. St. John’s Health Center and John Wayne Cancer Institute have the right to terminate the master grant agreement if we engage in any acts of moral turpitude that would cause them to be widely viewed in a serious negative public light through its relationship with us, resulting in substantial harm to them. In addition, commencing with the sixth year from the effective date of the master grant agreement, we may renew the agreement. We made payments to St. John’s Health Center and John Wayne Cancer Institute in the aggregate of $3.1 million through March 31, 2009 under the master grant agreement, and we have not received, nor do we have the right to receive, any payments from St. John’s Health Center and John Wayne Cancer Institute under the master grant agreement.

In October 2008, we entered into a service agreement with St. Johns Health Center under which St. John’s Health Center agreed to provide tissue analysis services for certain clinical trials for a period of up to five years. In April 2009, we entered into a service agreement with John Wayne Cancer Institute under which John Wayne Cancer Institute agreed to provide tissue analysis services for certain clinical trials for a period of up to five years. Under the terms of each agreement, either party may terminate the agreement if the other party fails to timely cure a breach or default or at any time on a specified period of prior written notice. We believe the clinical trial infrastructure we are building through St. John’s Health Center and John Wayne Cancer Institute could become an important element of the global patient data management, bioinformatics infrastructure we are establishing to further the delivery of personalized medicine. The primary focus of the research efforts we aim to support under the agreements with St. John’s Health Center and John Wayne Cancer Institute are expected to be in the biomarker area. We have not made payments to St. John’s Health Center and John Wayne Cancer Institute through March 31, 2009 under these agreements, and we have not received, nor do we have the right to receive, any payments from St. John’s Health Center and John Wayne Cancer Institute under these agreements.

Through our investment in Expression Pathology Incorporated (EPI), we are developing technology for tissue protein analysis and are developing proprietary, personalized medicine clinical assays that relate measurement of protein biomarkers to specific patient treatment decisions. These proprietary technologies include the Liquid Tissue® technology for the extraction of proteins from formalin-fixed tissue and the Director™ technology for the laser microdissection of tissue. We believe these technologies and clinical assays will provide valuable support in the development of therapeutic and diagnostic programs. We purchased $225,000 of Series A preferred stock of EPI in January 2009 and $6.5 million of Series B preferred stock of EPI in April 2009.

Cyclodextrin-Based Delivery Technology

Through our wholly-owned subsidiary Shimoda Biotech (Pty) Limited (Shimoda), we are developing cyclodextrin-based formulations of existing therapeutics to improve their bioavailability characteristics. Shimoda has used cyclodextrin formulations to improve the dissolution rate and bioavailability of orally-deliverable drugs, such as diclofenac sodium, to increase aqueous solubility of poorly water-soluble drugs, to increase the chemical and physical stability of injectable drugs and to mask the unpleasant taste of oral drugs. Cyclodextrin is a water-soluble complex oligosaccharide that structurally forms a unique nanoparticle capable of delivering hydrophobic compounds via multiple routes, including oral ingestion and intravenous injection.

Shimoda’s first cyclodextrin-based product, Dyloject® (diclofenac sodium solution for injection), is an injectable painkiller for the treatment of post-surgical pain. Dyloject® is the world’s first solubilized intravenous formulation of diclofenac. Diclofenac is a non-steroidal anti-inflammatory drug (NSAID). Dyloject® was launched in December 2007 in the United Kingdom by Javelin Pharmaceuticals under an exclusive worldwide license agreement. Under the license agreement, we received milestone payment of $2.0 million in the first quarter of 2009 and will receive additional payments upon achievement of various clinical, regulatory and other milestones, with total potential additional payments of approximately $2.0 million over the remaining license term. In addition, if products are successfully developed incorporating any of the licensed technologies, we will receive royalties based on a single digit percentage of net sales. Under the agreement, we have received a total of approximately $90,000 in royalty payments since our acquisition through March 31, 2009. The agreement will remain in effect until terminated in accordance with its terms by one of the parties. A non-breaching party may generally terminate the agreement if the breaching party fails to timely cure a breach, including a failure to make required payments. In addition, the licensee may terminate the agreement at any time as to all or any portion of the licensed rights upon 90 days written notice.

Nucleic Acid Complementation Technology

We are pursuing the development of an engineered split-toxin platform and related technologies which leads to the functional reconstitution of a cytotoxin from multiple parts under very specific conditions (for example, in cancer cells arising from known genetic anomalies or in virus-infected cells). This strategy does not require traditional high-throughput drug screening methodologies and has the added capability of being further modified to serve as a diagnostic tool for monitoring patients’ responses to therapy. This research is being pursued through Dithera, Inc. (Dithera). In December 2008, we purchased $5 million of preferred stock of Dithera representing 50% of Dithera’s outstanding capital stock.

Pluripotent Adult Stem Cells

In September of 2006, we entered into a license with the University of Maryland under which we exclusively licensed the worldwide intellectual property rights to the CD34+ non-adherent adult bone marrow stem cell technology. This technology may present an opportunity to reverse the effects of neurodegenerative diseases such as macular degeneration, Alzheimer’s and Parkinson’s diseases, and multiple sclerosis, as well as to rehabilitate non-CNS diseased organs such as the pancreas for autologous production of insulin in diabetic patients. Under the terms of the agreement, we made a $22,000 upfront payment to the University. We also agreed to pay an annual maintenance fee of $5,000 (or $10,000 following the issuance of a U.S. patent) as well as a milestone payment of $250,000 when aggregate net sales from a commercialized product exceed a specified threshold. If products are successfully developed incorporating any of the licensed technologies, we will pay the University royalties based on a single digit percentage of net sales. Under the agreement, we paid a total of approximately $27,000 in upfront and maintenance payments through March 31, 2009. The agreement will expire on a country-by-country basis on the date on which the last of the claims of the licensed patents in such country expires, lapses or is declared to be invalid by a court or other authority of competent jurisdiction. The University may terminate the agreement if we fail to timely cure a material breach, including a failure to make required payments or achieve diligence milestones or if we become bankrupt or insolvent. We may terminate the agreement on a country-by-country basis upon 90 days written notice if we determine that the licensed patent rights in any particular country would no longer be advantageous to our commercial success.

Cancer Drug Discovery Targeting the Tumor Suppressor p53

In July 2007, we entered into a license agreement with the Buck Institute for Age Research under which we exclusively licensed the worldwide intellectual property rights for technologies designed to generate novel therapeutics and identify new drug discovery targets. There are no upfront or milestone payments required by us under the license agreement. If products are successfully developed incorporating any of the licensed technologies, we will pay the Buck Institute royalties based on a single digit percentage of net sales. We have not made any payments to the Buck Institute to date under this agreement. The term of the agreement will continue until the last patent claiming a licensed product under the agreement expires. However, the license agreement may be terminated earlier by a party upon the other party’s failure to timely cure a material breach under the agreement or upon the other party’s bankruptcy or insolvency.

Through this license agreement, we own the rights to a proprietary discovery platform designed to discover new chemical entities that remediate the signaling activities of the tumor suppressor p53 in p53-dysfunctional cancer cells. Loss of p53 activity is associated with one-half of all human tumors, often rendering these cancer cells resistant to conventional therapies. The licensed technologies have made the discovery of reactivators of appropriate p53 signaling behavior possible. Inherent in the design of the technologies is a strategy to develop therapeutics that selectively stimulate programmed cell death in p53-dysfunctional cancer cells and that would leave healthy cells expressing normal p53 unaffected.

The therapies developed in this program will target a specific population of aberrant (tumor) cells and forge a novel class of chemotherapeutics which have the potential to be much more potent than general inhibitors of cell proliferation or inducers of cell death. In the era of personalized medicine, and in combination with our emerging diagnostic methodologies, we believe this program may be utilized to generate a new pipeline of drugs that may provide cancer patients with greater proficiency and fewer side effects.

Immunotherapeutics and Related Assay Systems

The technologies licensed from the Buck Institute also included a novel immunotherapeutic/anti-cancer compound (T9) and highly sensitive cell-based assay systems for the discovery of additional immune-modulating drugs. Immune-modulating drugs represent an emerging class of therapies with broad clinical application in the treatment of cancer, allergies, inflammation, autoimmunity and tissue transplantation. T9 is a highly potent bi-functional molecule with the ability to kill cancer cells and to activate the immune response to recognize cancer cells in a manner analogous to childhood vaccination.

T9 was originally discovered using robust ultra-sensitive cell-based assay systems which respond to minute amounts of potential immune-modulating drugs. Over time, these systems were further modified to allow for their use in high throughput screens for the identification of compounds that can control the magnitude and quality of the immune response. The immune-modulating high throughput screening systems (IMHTSS) technologies are important tools for the discovery of novel agents which modulate the immune response through controlling the type and degree of inflammation. “Hits” resulting from the screening of synthetic and natural product libraries using the IMHTSS technologies are anticipated to be further developed to act as immune adjuvants in improving existing vaccination platforms or to inhibit the immune response in the context of allergies (such as asthma) or autoimmune diseases (such as type I diabetes, multiple sclerosis and lupus erythematosus).

Translational Molecular Bioscience at CNSI

The California NanoSystems Institute (CNSI) is a multidisciplinary research center at UCLA whose mission is to encourage university-industry collaboration and to enable the rapid commercialization of discoveries in nanosystems. CNSI members include some of the world’s preeminent scientists, and the work conducted at the institute represents world-class expertise in five targeted areas of nanosystems-related research: renewable energy, environmental nanotechnology and nanotoxicology, nanobiotechnology and biomaterials, nanomechanical and nanofluidic systems, and nanoelectronics, photonics and architectonics.

In July 2007, we entered into a research collaboration agreement with CNSI under which we and CNSI agreed to collaborate on early research in nanobiotechnology for the advancement of new technologies in medicine. Under the agreement, we committed to fund up to $10 million over ten years in two tranches of $5 million for research projects selected by a committee comprised equally of our and CNSI representatives. Under the agreement, we have provided funding of approximately $2.1 million through March 31, 2009. Any intellectual property resulting from the projects will be owned by CNSI. However, we have an exclusive option to license such intellectual property on reasonable terms to be negotiated, including a single digit royalty percentage. In addition, if the parties are unable to successfully negotiate a license, CNSI may not license the intellectual property to another party at a lower rate than offered to us for a specified period of time. The term of the agreement is ten years, but either party can terminate the agreement on 30 days notice, and the funding commitment for the second $5 million is subject to mutual agreement within 30 days of the end of the fifth year of the agreement.

This partnership provides CNSI and our researchers the opportunity to jointly pursue innovative approaches to the diagnosis and treatment of life-threatening diseases, leveraging the complementary resources and skills of both organizations. Working side by side with CNSI collaborators, our scientists will focus on rapidly and seamlessly translating early scientific discovery into practical application. The Abraxis/CNSI Research Collaboration Lab has been designed to integrate and support multidisciplinary science, including cellular and molecular biology (including high-throughput discovery), nanodetection methodologies and tools for diagnostic discoveries, medicinal and synthetic chemistry, computational structural biology (including rational approaches to drug discovery) and bioengineering of nanodevices and nanomaterials.

Biosimilars

In June 2007, we entered into a license agreement with Biocon Limited under which we licensed the right to develop and commercialize a biosimilar version of G-CSF (granulocyte-colony stimulating factor) in North America and the European Union. Our rights are exclusive with respect to North America and the more significant countries in the European Union, including the United Kingdom, Italy, France, Germany and Spain, or the key EU countries. Our rights are co-exclusive with Biocon with respect to the other countries in the European Union. If we fail to obtain regulatory approval in any key EU country, then Biocon has the right to terminate our license in that country unless we make a payment to Biocon equal approximately to the royalty that would have been payable had we achieved a specified target market share. In addition, if we fail to achieve that target market share by a specified time in any key EU country or the United States, then Biocon has the right to make our license in that country non-exclusive unless we make a payment to Biocon equal approximately to the royalty that would have been payable had we achieved the target market share. If we lose exclusivity in all key EU countries, then our rights become non-exclusive in all countries in the European Union. If we fail to achieve a minimum market share by a specified time in any country for two consecutive calendar years, then Biocon also has the right to terminate our rights with respect to such country. The initial term of the agreement is for ten years, with automatic renewals for successive three year terms for all countries other than those in which we failed to achieve the minimum market share by the specified time for two consecutive calendar years. We may terminate the agreement if Biocon fails to timely cure a material breach. Biocon may terminate the agreement if we fail to timely cure a material breach or we develop, manufacture or market any competing product.

G-CSF is an haematopoietic growth factor that works by encouraging the bone marrow to produce more white blood cells. Therapeutic G-CSF is primarily used for the treatment of neutropenia, the lowering of the white blood cells that fight infections. Biocon has received regulatory approval of its G-CSF from the Drugs Controller General of India (DCGI) for the treatment of neutropenia in cancer patients. The biological activity of Biocon’s G-CSF used in clinical trials was evaluated by the National Institute of Biological Standards and Control (NIBSC), UK, which provides independent testing of biological medicines. The NIBSC found that the potency of Biocon’s drug met the necessary requirements of a biosimilar G-CSF. Under the terms of the agreement, we paid Biocon a $7.5 million licensing fee upon achievement of the only milestone under the agreement and, following regulatory approval in the licensed territories, we will pay Biocon royalties based on a percentage of net sales.

In November 2007, we entered into a license agreement with Green Cross Corporation under which we licensed the right to develop and commercialize five biosimilars for the United States and Canada on an exclusive basis: Enbrel® (etanercept), pegylated G-CSF, recombinant Factor VIII, Interferon-Alpha and

Erythropoietin. Etanercept is a chimeric protein designed to neutralize tumor necrosis factor (TNF), an important regulator of local inflammatory response. Pegylated G-CSF, like G-CSF, is primarily used for the treatment of neutropenia, but its half-life is greatly increased compared to G-CSF because of the polyethylene glycol treatment (a process also commonly referred to as “pegylating”), thereby reducing the frequency and dose of the injections required to sustain a patient’s neutrophil levels. Recombinant Factor VIII is a clotting factor that is essential for reestablishing hemostasis in hemophiliac patients. Interferon-Alpha is a powerful, multifunctional protein produced by innate cells of the immune system to combat viral infections. Erythropoietin is a protein produced mainly by cells of the kidneys to maintain red blood cell levels by inhibiting their ability to commit cellular “suicide” and stimulate their production from precursors and is approved for patients experiencing anemia due to a variety of mechanisms including chronic renal failure and certain anti-cancer chemotherapies. Under the terms of the agreement, we agreed to make a milestone payment to Green Cross upon each successful launch of a licensed biosimilar product. The aggregate amount of milestone payments under the agreement is $1.65 million. If any licensed product is commercially launched, we will pay Green Cross royalties based on a single digit percentage of net sales. We have not made any payments to Green Cross to date under the agreement. The agreement will expire on a product-by-product basis upon the later of expiration of the last to expire licensed patent applicable to a biosimilar product or 30 years after commercial launch of a biosimilar product in the territory. Either party may terminate the agreement if the other party fails to timely cure a material breach. We may also terminate the agreement upon written notice if we are prohibited by applicable law from marketing a product in the territory or if we determine not to develop or market one or more of the biosimilar products in the territory. The agreement will automatically terminate if we become bankrupt or insolvent.

Research and Development

Our research and development efforts are based on the tight integration and rapid translation of discovery from the bench to the clinic among our chemistry, biology, pharmaceutical and regulatory groups. Following the spin-off, our research and development team will consist of a portion of Abraxis BioScience’s former research and development team. We have recruited seasoned discovery scientists, medicinal chemists and formulation scientists and have integrated these scientists with a team of regulatory experts. Our approach is based on the integration of our drug discovery strategies, including with respect to the nab® tumor targeting technology, our proprietary natural product drug discovery platform, cyclodextrin-based delivery technology and nucleic acid complementation technology, with various capabilities and resources, including our multi-functional chemistry capabilities.

Multi-functional Chemistry Capabilities. We possess a full range of chemistry capabilities, including organic and medicinal chemistry, analytical chemistry, formulation, process development and natural product isolation chemistry. Our approach, which involves chemistry-driven discovery combined with biology-driven validation and integration with the nab® technology, has been applied successfully on many drug discovery programs.

Competition

Competition among biotechnology, pharmaceutical and other companies that research, develop, manufacture or market proprietary pharmaceuticals is intense and is expected to increase. We compete with these entities in all areas of business, including competing to attract and retain qualified scientific and technical personnel. We believe we will compete with Abbott Laboratories, F. Hoffmann-La Roche Ltd, GlaxoSmithKline plc and Merck & Co., Inc. (pending merger with Schering-Plough Corporation) for therapeutic and diagnostic products, some of whom are also actively pursuing product development based on personalized medicine. In the diagnostic area, we also expect to compete with Agendia, Genomic Health, Inc., Response Genetics, Inc. and SEQUENOM, Inc.

We seek to differentiate from competitors in our personalized medicine approach through our three pronged program. We believe the technologies and infrastructure we plan to acquire and develop will enable us to: (i) assemble and interpret patient data; (ii) integrate such patient data with data from basic- and drug- discovery research; and (iii) match and prioritize these data through the application of diagnostic discoveries with ideal patient populations. We believe other organizations thus far have not been able to integrate these components in a similarly balanced manner.

Our product candidates’ competitive position among other pharmaceutical products may be based on, among other things, patent position, product efficacy, safety, reliability, availability, patient convenience/delivery devices and price, as well as, the development and marketing of new competitive products. Certain of our product candidates may face substantial competition from products marketed by large pharmaceutical companies, many of which have greater clinical, research, regulatory, manufacturing, marketing, financial and human resources and experience than we do. In addition, the introduction of new products or the development of new processes by competitors or new information about existing products may result in product replacements or price reductions, even for products protected by patents.

Some of our competitors are actively engaged in research and development in areas where we are developing product candidates. The competitive marketplace for our product candidates is significantly dependent upon the timing of entry into the market. Early entry may have important advantages in gaining product acceptance and market share and, as a result, may contribute significantly to the product’s eventual success and profitability. Accordingly, in some cases, the relative speed with which we can develop products, complete the testing, receive approval, and supply commercial quantities of the product to the market is expected to be important to its competitive position.

In addition, we compete with large pharmaceutical and biotechnology companies when entering into cooperative arrangements with smaller companies and research organizations in the biotechnology industry for the development and commercialization of products and product candidates. Small companies, academic institutions, governmental agencies and other public and private research organizations conduct a significant amount of research and development in the biotechnology industry. These entities may seek to enter into licensing arrangements to collect royalties for use of technology or for the sale of products they have discovered or developed. We may face competition in licensing or acquisition activities from pharmaceutical companies and large biotechnology companies that also seek to acquire technologies or product candidates from these entities.

Sales and Marketing

Although we anticipate that it will be at least several years, if ever, before any of our product candidates will receive regulatory approval permitting products to be marketed in the United States or abroad, if this occurs we will need marketing and sales personnel to market these product for which we receive approval. However, there can be no assurance that, even with marketing and sales personnel, we will be successful in penetrating the markets for any products developed.

Regulatory Considerations

Proprietary pharmaceutical products, including diagnostic products, are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of the products under the Federal Food Drug and Cosmetic Act and the Public Health Services Act, and by comparable agencies in foreign countries. FDA approval is required before any dosage form of any drug can be marketed in the United States. All applications for FDA drug approval must contain information relating to pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling and quality control. Diagnostic kits that are sold and distributed through interstate commerce are regulated as medical devices by the FDA. Devices subject to FDA regulation must undergo pre-market review prior to commercialization, unless the device is of a type exempted from such review. In addition, clinical laboratory tests are regulated under the Clinical Laboratory Improvement Amendments of 1988, as administered by Centers for Medicare and Medicaid Services, as well as by applicable state laws.

The process required by the FDA before a new drug may be marketed in the United States generally involves:

•	completion of pre-clinical laboratory and animal testing;

•	submission of an investigational new drug application (IND) which must become effective before trials may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product’s intended use; and

•	submission to and approval by the FDA of a new drug application (NDA).

Clinical trials are typically conducted in three sequential phases that may overlap. These phases generally include:

•	Phase I during which the drug is introduced into healthy human subjects or, on occasion, patients, and generally is tested for safety, stability, dose tolerance and metabolism;

•

Phase II during which the drug is introduced into a limited patient population to determine the efficacy of the product in specific targeted diseases, to determine dosage tolerance and optimal dosage and to identify possible adverse effects and safety risks; and

•	Phase III during which the clinical trial is expanded to a more diverse patient group in geographically dispersed trial sites to further evaluate clinical efficacy, optimal dosage and safety.

The drug sponsor, the FDA or the Institutional Review Board at each institution at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

The results of product development, preclinical animal studies and human studies are submitted to the FDA as part of the NDA. The NDA also must contain extensive manufacturing information. The FDA may approve on the basis of the submission made or disapprove the NDA if applicable FDA regulatory criteria are not satisfied. The FDA may also require additional clinical data. Under certain circumstances, drug sponsors may obtain approval pursuant to Section 505(b)(2) of the Federal Food, Drug & Cosmetic Act based in part upon literature or an FDA finding and/or effectiveness for another approved product, even where the products are not duplicates in terms of chemistry and bioequivalence. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

Satisfaction of FDA pre-market approval requirements typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon a manufacturer’s activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

In addition to regulating and auditing human clinical trials, the FDA regulates and inspects equipment, facilities, laboratories and processes used in the manufacturing and testing of such products prior to providing approval to market a product. If after receiving clearance from the FDA, a material change is made in manufacturing equipment, location or process, additional regulatory review may be required. We and our suppliers also must adhere to current good manufacturing practice and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA also conducts regular, periodic visits to re-inspect equipment, facilities, laboratories and processes following the initial approval. If, as a result of these inspections, the FDA determines that the equipment, facilities, laboratories or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against our manufacturers, including the suspension of manufacturing operations.

In addition, our discovery pipeline includes product candidates in the follow-on biologics area, also known as biosimilars. Although, like all pharmaceutical products, these product candidates must receive appropriate regulatory clearance before they can be marketed and sold in a particular country, including the United States, there does not currently exist a defined abbreviated regulatory approval process for obtaining this approval in the United States. As a result, considerable uncertainty exists regarding the pathway, timing and likelihood of approval for these types of product candidates. See “Risk Factors—Risks Related To Our Business and Industry—The regulatory approval process is uncertain. If regulatory approval is not obtained for our product candidates, including our biosimilar product candidates, we will be unable to ultimately commercialize our product candidates which could materially adversely affect our business plan and growth strategy.”

We are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential future federal, state, or local laws, rules and/or regulations. Our research and development activities involve the controlled use of chemicals, biological materials and other hazardous materials. We believe that our procedures comply with the standards prescribed by federal, state and local laws, rules and/or regulations; however, the risk of injury or accidental contamination cannot be completely eliminated.

Manufacturing

We have a sterile injectible manufacturing facility in Phoenix, Arizona that we acquired from Watson Pharmaceuticals, Inc. in July 2007. This fully-equipped facility, comprising approximately 200,000 square feet, includes manufacturing as well as chemistry and microbiology laboratories and has the ability to manufacture lyophilized powders, suspension products and aqueous and oil solutions. In connection with the acquisition, we agreed to contract manufacture certain injectable products for and on behalf of Watson Pharmaceuticals, Inc. We may at various times pursue other opportunities to provide third party manufacturing services but we cannot assure you that any such opportunities will materialize. We have begun to implement a capital development plan at our Phoenix, Arizona manufacturing facility with the objective of having the facility become qualified by the FDA or the EMEA for the manufacturing of Abraxane® and nab®-docetaxel no later than January 1, 2013 in order to manufacture those products at that facility for Abraxis BioScience under the long-term manufacturing agreement. We also have a manufacturing facility in Melrose Park, Illinois and manufacturing operations in Grand Island, New York. Following the spin-off, we will perform manufacturing services for Abraxis BioScience at these facilities in accordance with the terms of the interim manufacturing agreement. Following the expiration of the interim manufacturing agreement, we will continue to perform manufacturing services for Abraxis BioScience at our Melrose Park, Illinois facility under the long-term manufacturing agreement. See “Relationship Between Abraxis BioScience and Us After the Spin-Off— Interim Manufacturing Agreement” and “—Long-Term Manufacturing Agreement.” In addition, a subsidiary of APP currently owns the Puerto Rico facility which is in the process of being divided into two separate facilities, one part of which we will take ownership. The portion of the Puerto Rico facility that will be owned by us following the division of the Puerto Rico facility is the 90,000 square foot active pharmaceutical ingredients manufacturing plant currently leased to a third-party for a term expiring in February 2012. The lessee has notified us that it intends to vacate the premises in September 2009. The lessee will not incur any penalty for the early termination of the lease. In accordance with the terms of the lease, the lessee may exercise this option at its discretion and without incurring a penalty by giving sufficient notice to us.

We are required to comply with the applicable FDA manufacturing requirements contained in the FDA’s current Good Manufacturing Practice, or cGMP, regulations. cGMP regulations require quality control and quality assurance as well as the corresponding maintenance of records and documentation. Our manufacturing facilities must meet cGMP requirements to permit us to manufacture products. We are subject to the periodic inspection of our facilities, procedures and operations and/or the testing of our products by the FDA, the Drug Enforcement Administration and other authorities to assess our compliance with applicable regulations.

Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with a product must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Agreements with Abraxis BioScience

Prior to the spin-off, we will enter into several agreements with Abraxis BioScience governing the relationship between Abraxis BioScience and us following the spin-off. See “Relationship Between Abraxis BioScience and Us After the Spin-Off.”

Properties

We operate various facilities in the United States, Puerto Rico and South Africa, which have an aggregate size of approximately 1.0 million square feet. We believe that our existing facilities are sufficient to meet our expected needs. The location and uses of our principal facilities as of April 30, 2009 were as follows:

Location	Use	Own/Lease	Lease Expiration	Approximate Square Feet
Los Angeles, California (1)	Principal executive offices	Lease	July 2012	45,300
Marina Del Rey, California	Research and development	Lease	August 2011	50,700
Melrose Park, Illinois (2)	Research and development warehouse	Own	—	147,000
Auburn, California	Research and development	Lease	April 2010	12,800
Phoenix, Arizona	Manufacturing	Own	—	200,000
Barceloneta, Puerto Rico (3)	Manufacturing	Own	—	90,000
George, South Africa (4)	Research and development	Lease	November 2011	6,500
Elk Grove Village, Illinois	Warehouse	Own	—	90,000
Melrose Park, Illinois (5)	Manufacturing	Own	—	122,000
Grand Island, New York (6)	Manufacturing	Lease	December 2011	5,700
Costa Mesa, California	Research and development	Own	—	180,000
Oelwein, Iowa	Manufacturing	Own	—	40,000

				990,000

(1)	Abraxis BioScience is party to a lease for our principal executive offices that expires in July 2012. In connection with the spin-off, we will sublease these offices from Abraxis BioScience through the expiration of the underlying lease in July 2012. We may terminate the sublease at an earlier date without penalty on six months’ notice.
(2)	We have leased approximately 71,000 square feet of our warehouse space located in the Melrose Park facility to APP under a lease expiring in December 2011. We have also leased approximately 48,000 square feet of research and development space located at this Melrose Park facility to APP for a lease expiring in December 2011. In connection with the spin-off, we will lease approximately 14,000 square feet of our research and development space located at the Melrose Park facility to Abraxis BioScience for an initial term expiring in December 2011.
(3)	A subsidiary of APP owns a facility in Puerto Rico that will be divided into two separate facilities. We will take ownership of one part of the facility. The portion of the Puerto Rico facility that will be owned by us following the division of the Puerto Rico facility is the 90,000 square foot active pharmaceutical ingredients manufacturing plant currently leased to a third-party for a term expiring on February 2012. The lessee has notified us that it intends to vacate the premises in September 2009. The lessee will not incur any penalty for the early termination of the lease. In accordance with the terms of the lease, the lessee may exercise this option at its discretion and without incurring a penalty by giving sufficient notice to us.
(4)	Through our wholly-owned subsidiary, Shimoda Biotech (Pty) Limited, we also lease approximately 250 square feet of office space in Port Elizabeth, South Africa under a lease expiring in July 2010.

(5)	The manufacturing facility in Melrose Park (other than the compounding and formulations area) has been leased to APP through the end of 2011, or 2012 if the lease is extended. We will use this manufacturing facility to perform manufacturing services for Abraxis BioScience following the spin-off under the interim manufacturing agreement and the long-term manufacturing agreement.
(6)	We have leased from APP the compounding and formulations area of this facility, which is owned by APP, through the end of 2011, or 2012 of the lease is extended. We will use this manufacturing facility to perform manufacturing services for Abraxis BioScience following the spin-off under the interim manufacturing agreement.

Raw Materials

We are developing a raw material supply business, including active pharmaceutical ingredients, for biological and biosimilar applications. Ultimately, these raw materials may be used in our product candidates and/or sold to third parties. We acquired a manufacturing facility in Oelwein, Iowa in part to support these raw material activities. At various times, we may pursue revenue opportunities from sales of our raw materials, but we cannot assure any such opportunities will materialize to any meaningful degree or at all.

The manufacture of our products will require raw materials and other components that must meet stringent FDA requirements. Some of these raw materials and other components currently are available only from a limited number of sources. Additionally, regulatory approvals for a particular product denote the raw materials and components, and the suppliers for such materials that may be used for that product. Even when more than one supplier exists, we may elect to list one supplier in our applications with the FDA. Any change in or addition of a supplier not previously approved must then be submitted through a formal approval process with the FDA. From time to time, it is necessary to maintain increased levels of certain raw materials due to the anticipation of raw material shortages or in response to market opportunities.

Intellectual Property

We rely on trade secrets, including unpatented proprietary know-how, continuing technological innovation and patent protection to preserve our competitive position. Our success depends on our ability to operate without infringing the patents and proprietary rights of third parties.

The following charts set forth the number of patents and patent applications that protect or relate to our significant research programs, whether those patent or patent applications are issued (or filed) in the United States or internationally, whether they are owned by us, licensed to us, or both owned and licensed, and the approximate expiration date of those patents.

United States Patent Portfolio

Technology	Approximate # of Patents	Approximate # of Pending Patent Applications	Owned /Licensed	Approximate Patent Expiration
Nab® tumor targeting technology platform	23	37	Owned or licensed	2013-2030
Biomarkers and molecular profiling	1	7	Licensed	2020-2027
Dyloject®	1	1	Owned	2014-2024
Cyclodextrin-based delivery technology (other than those included in Dyloject®)	2	2	Owned	2014-2029
Nucleic acid complementation technology	—	4	Licensed	2023-2027
Pluripotent adult stem cell	—	1	Licensed	2024
Cancer drug discovery targeting the tumor suppressor p53	—	1	Licensed	2025
Immunotherapeutics	—	1	Licensed	2026
Cell death and related assay systems	2	4	Licensed	2018-2024
Central nervous system therapeutics	7	6	Owned or licensed	2010-2029
SPARC	2	15	Owned or licensed	2024-2030

International Patent Portfolio

Technology	Approximate # of Patents	Approximate # of Pending Patent Applications	Owned /Licensed	Approximate Patent Expiration
Nab® tumor targeting technology Platform	91	244	Owned or licensed	2014-2029
Biomarkers and molecular profiling	—	26	Licensed	2020-2028
Dyloject®	49	11	Owned	2014-2024
Cyclodextrin-based delivery technology (other than those included in Dyloject®)	30	4	Owned	2013-2023
Nucleic acid complementation technology	—	33	Licensed	2026-2027
Pluripotent adult stem cell	—	4	Licensed	2024
Cancer drug discovery targeting the rumor suppressor p53	—	6	Licensed	2025
Immunotherapeutics	—	5	Licensed	2027
Cell death and related assay systems	—	13	Licensed	2021-2025
Central nervous system therapeutics	2	10	Owned or licensed	2022-2028
SPARC	—	29	Owned or licensed	2024-2030

We cannot determine with certainty whether patents or patent applications of other parties will materially affect our ability to make, use, offer to sell or sell any products. A number of pharmaceutical companies, biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover aspects of our or our licensors’ products, product candidates or other technologies.

Intellectual property protection is highly uncertain and involves complex legal, factual and scientific questions. Our patents and those for which we have or will have licensed rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are issued, the issued claims may be found invalid or unpatentable in subsequent litigation or administrative proceeding and may not be sufficient to protect the technology owned by or licensed to us.

Third-party patent applications and patents could reduce the coverage of the patents licensed, or that may be licensed to or owned by us. If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to our licensors or our technologies.

Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope or validity of another party’s proprietary rights. U.S. Patent and Trademark Office interference proceedings may be necessary if we and another party both claim to have invented the same subject matter. Similarly, our patents and patent applications, or those of our licensors, could face other challenges, such as opposition proceedings and reexamination proceedings. Any challenge, if successful, could result in the invalidation of, or a narrowing of scope of, any such patents and patent applications. We could incur substantial costs and our management’s attention would be diverted if:

•	patent litigation is brought by third parties;

•	we are a party to, or participate in, patent suits brought against or initiated by us or our licensors;

•	we are a party to, or participate in, an interference proceeding; or

•	we are a party to, or participate in, an opposition or reexamination proceeding.

In addition, we may not prevail in any of these actions or proceedings.

Employees

As of April 30, 2009, we had a total of approximately 445 full time employees, of which approximately 150 were dedicated to research and development activities, approximately 230 were in manufacturing and approximately 65 were in administration and finance. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppage and consider our relations with our employees to be good.

Environment

We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our financial condition or competitive position.

Legal Proceedings

We are from time to time subject to claims and litigation arising in the ordinary course of our business. We intend to defend vigorously any such litigation that may arise under all defenses that would be available to us. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to us, will not have a material adverse effect on our financial position or results of operations.

RELATIONSHIP BETWEEN ABRAXIS BIOSCIENCE AND US

AFTER THE SPIN-OFF

We have provided below a summary description of the separation and distribution agreement and the key related transaction agreements. This description, which summarizes the material terms of these agreements, is qualified in its entirety by reference to the full text of the forms of the agreements listed below which are filed with the SEC as exhibits to the registration statement into which this information statement is incorporated. The terms of these agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spin-off.

The Spin-Off

We were formed by Abraxis BioScience as its wholly-owned subsidiary, and, prior to the spin-off, the results of operations of the assets and entities that will constitute our company have been included in Abraxis BioScience’s consolidated financial statements. After the spin-off, Abraxis BioScience will not have any ownership interest in us, and we will be an independent, stand-alone company.

Prior to the spin-off, we and Abraxis BioScience will enter into a separation and distribution agreement and various other agreements described below that will set forth our agreements with Abraxis BioScience regarding the principal arrangements required to contribute a significant portion of Abraxis BioScience’s drug discovery, manufacturing and development business described in this information statement to us. These agreements will govern the relationship between Abraxis BioScience and us after the spin-off and will provide for, among other things:

•	allocation of tax liabilities arising from the spin-off and from the prior operations of each entity;

•	continued cooperation in the resolution of any third-party disputes pending against Abraxis BioScience stemming from activity prior to the spin-off;

•	allocation of responsibility with respect to certain employee benefit plans and other employment-related matters after the spin-off;

•	our continued or future performance of certain pre-clinical and product development and manufacturing functions for Abraxis BioScience after the spin-off; and

•	the provision of certain administrative and support services between us and Abraxis BioScience.

These agreements will be entered into between us and Abraxis BioScience or its affiliates prior to the spin-off.

The 2007 Spin-Off

On November 13, 2007, Old Abraxis was separated into two independent publicly-traded companies: one holding the former Abraxis Pharmaceutical Products business (which was referred to as the “hospital-based business”) and the other holding the former Abraxis Oncology and Abraxis Research businesses (which was referred to as the “proprietary business”). The proprietary business is operated by Abraxis BioScience, Inc. and the hospital-based business was operated under the name APP Pharmaceuticals Inc., which we refer to as APP. In connection with the 2007 spin-off, Abraxis BioScience entered into various agreements governing its relationship with APP, including a manufacturing agreement and various real estate leases. In September 2008, APP was acquired by a subsidiary of Fresenius SE, and APP remains a party to the various agreements relating to the 2007 spin-off.

In general, Abraxis BioScience will remain the party to the various agreements relating to the 2007 spin-off, and we will not undertake any obligations with respect to these agreements. However, since we will own the manufacturing facility as well as the research and development and warehouse space located in Melrose Park,

Illinois following the spin-off, we will become the lessor under the leases for a portion of these facilities to APP. In connection with the spin-off, we will assume Abraxis BioScience’s manufacturing agreement with APP and we will assume Abraxis BioScience’s lease with APP for APP’s Grand Island, New York manufacturing facility and will become the lessee under the Grand Island lease with APP. We will perform manufacturing services for Abraxis BioScience following the spin-off at our Melrose Park, Illinois and APP’s Grand Island, New York manufacturing facilities under an interim manufacturing agreement. Following the expiration of the interim manufacturing agreement, we will continue to perform manufacturing services for Abraxis BioScience at our Melrose Park, Illinois facility under the long-term manufacturing agreement. We will also lease certain space to Abraxis BioScience at our research and development facility in Melrose Park, Illinois in connection with the spin-off.

Separation and Distribution Agreement

General. The separation and distribution agreement between us and Abraxis BioScience defines the separation of the assets, liabilities and contractual relationships of Abraxis BioScience and will set forth, among other things, the principal corporate transactions required to effect the spin-off. The separation and distribution agreement will also provide certain terms governing the relationship between us and Abraxis BioScience following the spin-off.

Contribution of Assets; Assumption of Liabilities. The agreement will provide that, immediately prior to the distribution date, Abraxis BioScience will transfer or cause to be transferred to us all of its right, title and interest in a significant portion of the assets used in its drug discovery, manufacturing and development business and that we will assume all liabilities of Abraxis BioScience relating to these assets and business. The only liabilities we will assume in connection with the spin-off are those related to the ordinary course ongoing operations of the portion of the drug discovery, manufacturing and development business being contributed to us, and we do not believe these liabilities are material to us. We refer to the transfers of assets to us under the separation and distribution agreement as the Abraxis Health asset contribution. All assets will be transferred to us without any representation or warranty, on an “as is-where is” basis. Generally, all liabilities of Abraxis BioScience that are not related to these transferred assets and business will be retained by Abraxis BioScience.

Both we and Abraxis BioScience will agree to exercise commercially reasonable efforts to obtain promptly any necessary consents and approvals and to take any other actions that may be reasonably necessary or desirable to carry out the purposes of the separation and distribution agreement and the transactions required to effect the spin-off.

Cash Contribution. In connection with the spin-off, Abraxis BioScience will contribute $25 million in cash to us, which we refer to as the cash contribution. The spin-off will not be consummated without this cash contribution, which will be funded through available internal cash resources of Abraxis BioScience, as the cash contribution is a non-waivable condition to completion of the spin-off.

Declaration of Distribution and Setting of Record Date. Prior to the spin-off, the Abraxis BioScience board of directors will declare the distribution and set the record date for the distribution, subject to the satisfaction or waiver of the conditions to the distribution in the separation and distribution agreement.

Prior to the distribution, Abraxis BioScience and we will cause the number of shares of our common stock held by Abraxis BioScience to equal the number of our shares to be distributed in the spin-off. Abraxis BioScience will enter into an agreement with American Stock Transfer & Trust Company, the distribution agent, with respect to the distribution. At or prior to the time of the distribution, Abraxis BioScience will deliver to the distribution agent the shares of our common stock in order to effect the distribution.

The Distribution. Subject to the terms and conditions of the separation and distribution agreement, at the time established by the Abraxis BioScience board of directors and following the Abraxis Health asset contribution and the cash contribution, Abraxis BioScience will effect the spin-off by delivering to the distribution agent one global certificate representing all of the outstanding shares of our common stock and instructing the distribution agent to record in book entry form in our stock transfer records the distribution of one share of our common stock to each holder of Abraxis BioScience common stock as of the record date for the distribution for every shares of Abraxis BioScience common stock held of record, and to hold these shares in trust for the benefit of the stockholders of Abraxis BioScience entitled to these shares. No fractional shares of our common stock will be issued in the distribution. Instead, the distribution agent will, as soon as possible on or after the distribution date, aggregate fractional shares into whole shares and sell them at then-prevailing trading prices and thereafter will distribute the aggregate proceeds ratably to Abraxis BioScience stockholders otherwise entitled to these fractional shares, net of any deductions required to be withheld for federal income tax purposes and after deducting all brokerage charges, commissions and transfer taxes attributable to the sale of the fractional shares. Given that we expect our common stock will trade on the Pink Sheets quotation and trading system, the fractional shares, when aggregated, may be difficult to sell due to the potential for low and sporadic trading activity. We refer to us and our subsidiaries following the spin-off as the “Abraxis Health Group” and Abraxis BioScience and its subsidiaries following the spin-off as the “Abraxis BioScience Group.”

Timing. The distribution is expected to be effected at 11:59 p.m., New York city time, on the distribution date. On that date, we will enter into the separation and distribution agreement with Abraxis BioScience.

Conditions to the Completion of the Distribution. The separation and distribution agreement will provide that the obligation of the parties to consummate the distribution is subject to specified conditions, unless waived by the board of directors of Abraxis BioScience. These conditions are described above under “The Spin-Off – Distribution Conditions and Termination.”

Mutual Release; Indemnification. We and Abraxis BioScience will agree to release and discharge each other and each of our officers, directors and employees from any and all liabilities and claims against the other party which arise out of, result from or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the spin-off. The mutual release will not release or discharge any person from:

•

any liability or obligation under, or resulting from, any contract between the Abraxis Health Group and the Abraxis BioScience Group that does not terminate as of or prior to the date of the distribution;

•

any liability or obligation assumed, transferred, assigned or allocated to the Abraxis Health Group or the Abraxis BioScience Group in accordance with, or any other liability of either of them under, the separation and distribution agreement or any other transactions agreement contemplated thereby; or

•

any liability the release of which would result in the release of any person other than a member of the Abraxis Health Group or the Abraxis BioScience Group or their respective directors, officers or employees; provided, however, that each party agrees not to bring suit against the other party or its directors, officers or employees with respect to the liability.

We will indemnify the Abraxis BioScience Group and each of its representatives from and against any and all indemnifiable losses relating to:

•	all liabilities assumed by us under the separation and distribution agreement; and

•

any breach by a member of the Abraxis Health Group of the separation and distribution agreement or any other transaction agreement entered into in connection with the spin-off (except to the extent of any express limitation of liability).

Abraxis BioScience will indemnify us and each of our representatives from and against all indemnifiable losses relating to:

•	all liabilities remaining with Abraxis BioScience under the separation and distribution agreement;

•

any breach by a member of the Abraxis BioScience Group of the separation and distribution agreement or any other transaction agreement entered into in connection with the spin-off (except to the extent of any express limitation of liability);

•	the enforcement by the Abraxis Health Group and each of our representatives of their rights to be indemnified, defended and held harmless under the separation and distribution agreement; and

•

any document filed with the SEC or provided to stockholder of Abraxis BioScience in connection with the distribution, including this information statement and the registration statement that includes this information statement, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Insurance. Following the spin-off, we will be responsible for obtaining and maintaining our own insurance coverage and will no longer be an insured party under Abraxis BioScience insurance policies, except in specified circumstances to be set forth in the separation and distribution agreement.

Access to Information. The Abraxis Health Group and the Abraxis BioScience Group will afford the other party and its representatives reasonable access and duplicating rights during normal business hours to such group’s records, books, contracts, instruments, computer data and other data and information (and personnel or advisors possessing any such information) to the extent related to the assets, liabilities subsidiaries or business of the party requesting access (or such party’s group) and reasonably required by the requesting party (except with respect to information that is or may be reasonably protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or other applicable privilege or that is required to be kept confidential pursuant to the terms of a contact with a third party), provided that each group may redact information to the extent related to that group’s business. In addition, to the extent reasonably required in connection with any legal proceeding in which the requesting party may from time to time be involved, the Abraxis Health Group and the Abraxis BioScience Group will make available to the requesting party, such group’s directors, officers, employees and agents as witnesses.

Retention of Records. Except as otherwise required by law or agreed to in writing, the Abraxis Health Group and the Abraxis BioScience Group will retain any and all information in their possession relating to the other group’s business, assets or liabilities in accordance with the applicable records retention policy of the Abraxis Health Group in effect from time to time. The Abraxis Health Group and the Abraxis BioScience Group will agree not to destroy or dispose of such information without providing prior notice to the other party, and, subject to certain exceptions, will agree to return the information to the other party if requested.

Confidentiality. The separation and distribution agreement will include customary confidentiality provisions pursuant to which we and Abraxis BioScience will each agree to keep confidential (and to cause our respective group members to keep confidential) all confidential information of the other group, subject to certain exceptions. In addition, we and Abraxis BioScience will each agree to maintain and protect any privileged claim to the information in each of our possession that relates to the other.

Expenses. Unless provided otherwise in the separation and distribution agreement or in another transaction agreement, all costs or expenses incurred in connection with the separation and distribution will be borne by Abraxis BioScience.

Termination. Abraxis BioScience will have the right to terminate the separation and distribution agreement at any time prior to the distribution in its sole discretion.

Amendments and Assignment. The separation and distribution agreement will provide that it cannot be amended except by a written agreement between us and Abraxis BioScience. Neither party will be permitted to assign or otherwise transfer any of its rights or obligations under the agreement without the prior written consent of the other party; provided that either party will be permitted to assign the agreement and all of its rights thereunder to its lenders and debt providers for collateral security purposes.

Employee Matters Agreement

We will enter into an employee matters agreement with Abraxis BioScience providing our respective obligations to employees who are associated with our respective businesses, and for other employment and employee benefit matters. Under the terms of the employee matters agreement, we generally will assume all liabilities and obligations related to employee benefits for current employees who are with our business, and Abraxis BioScience generally will retain all liabilities and obligations related to employee benefits for current and former employees who are or were associated with the existing business or who are or were terminated before the spin-off date.

Welfare Plans. On or about the spin-off date, we will assume the liabilities and obligations under the welfare plans sponsored by Abraxis BioScience or its subsidiaries (which we refer to as the “Abraxis BioScience welfare plans”) for our current employees. However, from the spin-off date until December 31, 2009, we will be a participating employer in the Abraxis BioScience welfare plans, and our current employees will continue to participate in the Abraxis BioScience welfare plans. We anticipate adopting new welfare plans to be effective January 1, 2010 and, at that time, we will cease being a participating employer in the Abraxis BioScience welfare plans and our employees will cease to be participants in the Abraxis BioScience welfare plans.

When our new welfare plans become effective, we will use our commercially reasonable efforts to cause our welfare plans to recognize all pre-spin-off coverage and contribution elections made by our current employees who had participated in an Abraxis BioScience welfare plan immediately prior to January 1, 2010. As a participating employer under the Abraxis BioScience welfare plans, and then under our own welfare plans, we will retain sole responsibility for all liabilities incurred under the welfare plans in which our employees participate after the spin-off and will retain sole responsibility for all claims for welfare benefits incurred by any of our current employees after the spin-off. In addition, we will retain sole responsibility for documented out-of-pocket claims for welfare benefits incurred by any of our current employees at or prior to the spin-off, to the extent that such claims remain unpaid and/or unreported as of such date, and are not reimbursed by insurance.

We will from and after the spin-off, assume, and be solely responsible for, all liabilities under the Consolidated Omnibus Budget Reconciliation Act and the Health Insurance Portability and Accountability Act for our employees and their qualified beneficiaries and liabilities with respect to any of our employees receiving short-term disability benefits or long-term disability benefits under any of Abraxis BioScience welfare plans.

Incentive Plans. We will be solely responsible for all 2009 fiscal year bonus and incentive compensation plans (including equity compensation plans) from and after the spin-off. We will no longer participate in the Abraxis BioScience bonus and incentive compensation plans, and our current employees will no longer participate in the Abraxis BioScience bonus and incentive compensation plans.

Defined Contribution Plans. Upon the completion of the spin-off, we will become a participating employer in the Abraxis BioScience Savings and Retirement Plan, which we refer to as the “qualified plan.” Until December 31, 2009, our employees will continue to participate in this plan. No later than January 1, 2010, we will adopt, and our employees will be eligible to participate in, a new defined contribution plan intended to be tax-qualified. We anticipate that the new plan will be effective as of January 1, 2010 and, after this time, we and Abraxis BioScience will cooperate with each other to cause the qualified plan to transfer to the plan established by us with assets having a value equal to the account balances of, and liabilities with respect to, all our employees with account balances. The plan adopted by us will recognize all service, compensation, and other determinations that, at the time of the spin-off, were recognized under the qualified plan.

Administrative Complaints/Litigation. Under the employee matters agreement, we will assume and be liable for claims asserted against us or Abraxis BioScience by any of our employees or any other person arising out of or relating to the employment of employees with respect to our business or the compensation and/or employee benefits of the employees of our business. In addition, Abraxis BioScience and its subsidiary will retain or assume, as applicable, and be jointly and severally liable for claims asserted against us or Abraxis BioScience by any employees or any other person arising out of or relating to the employment of the employees with respect to the business of Abraxis BioScience or the compensation and/or employee benefits of employees of the Abraxis BioScience business.

Under the employee matters agreement, the parties have agreed to reimburse one another for all indemnifiable losses that each may incur on behalf of the other as a result of any of the benefit plans or any of the termination or severance obligations.

The employee matters agreement also provides for sharing of certain employee information to enable the parties to comply with their respective obligations.

In addition, the employee matters agreement provides that following the spin-off, holders of Abraxis BioScience restricted stock units (RSUs), stock options and stock appreciation rights (SARs), including our employees, will continue to hold Abraxis BioScience RSUs, stock options and SARs, as adjusted pursuant to a formula that is intended to preserve the intrinsic value of their pre-spin-off RSUs, stock options and SARs. Abraxis BioScience RSUs, stock options and SARs will not be converted into any right to receive shares of our common stock or rights with a value based on those shares. Please refer to “The Spin-Off—Treatment of Employee Stock Options and Restricted Stock Units and Stock Appreciation Rights” for further discussion of this adjustment and formula.

No third party will have rights to enforce the terms of the employee matters agreement against us or Abraxis BioScience.

Trademark License Agreement

The separation and distribution agreement will provide that the name “Abraxis,” together with all trademarks and other source identifiers related to or involving the “Abraxis” name, will be transferred to us as part of the Abraxis Health asset contribution. Under the trademark license agreement, we will grant, subject to certain limitations, a royalty-free license to Abraxis BioScience to use the “Abraxis” name and related trademarks and source identifiers. We will have a right to terminate this license upon 90 days’ prior notice in the event Abraxis BioScience is involved in a transaction resulting in a change in the control of Abraxis BioScience. Under the trademark license agreement, Abraxis BioScience will indemnify us and each of our representatives against any losses relating to the use by any member of the Abraxis BioScience Group of any of the Abraxis Health Group trademarks or other source identifiers owned by us, including the “Abraxis” name.

Dual Officers Agreement

We will enter into an agreement with Abraxis BioScience under which we and Abraxis BioScience will acknowledge and agree that Dr. Soon-Shiong may serve as an officer of both companies and receive compensation from either or both companies. Abraxis BioScience will also acknowledge and agree in this agreement that Dr. Soon-Shiong will not have any obligation to present to us any business or corporate opportunity that may come to his attention. This agreement does not ensure the continued services of Dr. Soon-Shiong following the spin-off, restrict him from resigning from our company or restrict our board of directors from terminating his employment with us.

Tax Allocation Agreement

In connection with the distribution, we will enter into a tax allocation agreement, which will allocate liability for taxes, including any taxes that may arise in connection with the distribution. Under the tax allocation agreement, Abraxis BioScience will be responsible for, and will indemnify us against, all tax liabilities:

•	imposed on Abraxis BioScience and its subsidiaries in all periods through the date of the distribution;

•	imposed on Abraxis BioScience and its subsidiaries in all periods following the date of the distribution; and

•	all taxes arising as a result of the distribution.

As a result, we generally expect to be liable only for tax liabilities imposed on us and our subsidiaries in periods after the date of the distribution.

The tax allocation agreement will not be binding on the IRS or any other governmental entity and will not affect the liability of any of Abraxis BioScience, its subsidiaries and affiliates, us or our subsidiaries and affiliates to the IRS or any other governmental authority for all federal, foreign, state or local taxes of the Abraxis BioScience consolidated group relating to periods through the date of the distribution.

Transition Services Agreement

We will enter into a transition services agreement pursuant to which we and Abraxis BioScience will agree to provide to one another various services on an interim, transitional basis, for a period up to three years from the spin-off depending on the particular service. Services that we will provide to Abraxis BioScience include legal services (e.g., assistance with SEC filings, labor and employment matters, and litigation support), corporate development, regulatory support, human resources, corporate purchasing and facility services. Services that Abraxis BioScience will provide to us include legal services, information technology support, general accounting and finance assistance, clinical development and clinical services and investor relations support. Payments made under the transition services agreement will be based on the providing party’s actual cost, including employee costs (including salary, benefits and related overhead), of providing the service, with either no markup or a markup of 7%, depending on the particular service. This agreement will terminate after a period of three years, but generally may be terminated earlier by either party as to specific services on certain conditions.

Interim Manufacturing Agreement

We will enter into an interim manufacturing agreement with Abraxis BioScience pursuant to which we will perform certain manufacturing activities with respect to Abraxane® and certain pipeline products, principally related to formulation and compounding activities, and generally manage on behalf of Abraxis BioScience the manufacture of Abraxane® and certain pipeline products by APP at our Melrose Park, Illinois and Grand Island, New York manufacturing facilities in accordance with the terms of Abraxis BioScience’s existing manufacturing agreement with APP. While we will be, as Abraxis BioScience’s assignee of the APP manufacturing agreement, generally responsible for performing in place of Abraxis BioScience under the APP manufacturing agreement, pursuant to the terms of the interim manufacturing agreement, Abraxis BioScience will retain responsibility for obtaining and maintaining the regulatory approvals required to sell and distribute Abraxane® and certain pipeline products both in the United States and in other jurisdictions (other than those required to be maintained by APP for the Grand Island and Melrose Park facilities under the APP manufacturing agreement) and for the final release of the product for sale at the completion of the manufacturing process.

Under the interim manufacturing agreement, Abraxis BioScience will agree to pay the facility management fees payable to APP under the APP manufacturing agreement. In addition, Abraxis BioScience will agree to pay to us our employee costs (including salary, benefits and related overhead) and manufacturing overhead, including any amounts invoiced to us by APP under the APP manufacturing agreement, for providing manufacturing services to Abraxis BioScience with a markup of 12%, plus raw material and component costs without any markup. However, the manufacturing fees for Abraxane® are subject to a per unit floor price.

The term of the interim manufacturing agreement will end simultaneously with the expiration of the APP manufacturing agreement, which is scheduled to expire on December 31, 2011, but is subject to a one year extension.

Under the interim manufacturing agreement, Abraxis BioScience will agree to indemnify us, our affiliates, officers, directors, employees and agents from any damages incurred by or assessed against them resulting from claims of APP under the APP manufacturing agreement, and for third-party claims not arising from our bad faith or intentional misconduct.

Long-Term Manufacturing Agreement

We will enter into a long-term manufacturing agreement with Abraxis BioScience pursuant to which we will manufacture Abraxane® and certain of Abraxis BioScience’s pipeline products, which we refer to as “manufactured products”, at our Phoenix, Arizona facility once this facility becomes qualified by the FDA or the EMEA for the manufacture of Abraxane® and at our Melrose Park, Illinois facility upon the expiration of the interim manufacturing agreement. Under the terms of the long-term manufacturing agreement, we will perform certain manufacturing activities with respect to the manufactured products in accordance with Abraxis BioScience’s specifications, including formulating and compounding the active pharmaceutical ingredients in the manufactured products and inspecting, packaging and labeling of the manufactured products. We will be responsible for providing the materials, components and active chemical ingredients for the manufactured products but Abraxis BioScience will be responsible for the final inspection and release of the products for sale as finished goods.

Under the agreement, we will use commercially reasonable efforts to implement a capital development plan for our Phoenix, Arizona facility in order to have it qualified by the FDA or the EMEA for the manufacturing of Abraxane® no later than January 1, 2013. Abraxis BioScience will pay us an annual capital expense fee of $4 million for capital expenses related to the build-out of our Phoenix, Arizona manufacturing facility. This fee is payable until Abraxis BioScience’s acceptance of the first lot of commercial product manufactured at the facility. Under the agreement, we will, at Abraxis BioScience’s request and expense, use commercially reasonable efforts to implement a capital development plan for our Melrose Park, Illinois facility in order to have it qualified by the EMEA for the manufacture of Abraxane®.

We will be responsible for obtaining and maintaining any necessary regulatory approvals required to manufacture the manufactured products in compliance with the regulatory requirements applicable to the jurisdictions in which the manufactured products are sold. Abraxis BioScience will be responsible for obtaining and maintaining the remainder of the regulatory approvals required to import, market, sell, distribute and use the manufactured products in the United States and in other jurisdictions chosen by Abraxis BioScience.

Abraxis BioScience will agree to limit the amount by which it may increase the number of manufactured products we are required to manufacture over the term of the agreement. We expect manufacturing at the Phoenix, Arizona facility under the long-term manufacturing agreement to begin approximately two to three years following the spin-off for a duration of fifteen years, subject to extension for an additional five years by Abraxis BioScience. Manufacturing at the Melrose Park, Illinois facility under the long-term manufacturing agreement will begin upon expiration of the interim manufacturing agreement for a duration of ten years, subject to extension for an additional five years by Abraxis BioScience. Abraxis BioScience will pay us fees equal to our employee costs (including salary, benefits and related overhead) and manufacturing overhead for providing manufacturing services with a markup of 12%, plus raw material and component costs without any markup. However, the fees for manufacturing Abraxane® are subject to a per unit floor price. Abraxis BioScience will pay us a management fee of $3 million per year for managing and overseeing our Phoenix, Arizona facility beginning from and after Abraxis BioScience’s acceptance of the first lot of product manufactured at the facility. Abraxis BioScience will also pay us a management fee of $2 million per year for managing and overseeing our Melrose Park, Illinois facility beginning from and after the expiration of the interim manufacturing agreement. Once the term has commenced, Abraxis BioScience will be required to order for delivery at least 75% of the worldwide manufacturing requirements for the manufactured products.

Manufacturing of the manufactured products at the Phoenix, Arizona facility will commence on the earlier of:

•	the facility first being qualified by the FDA for the manufacture of Abraxane®; or

•	the facility first being qualified by the EMEA for the manufacture of Abraxane®.

The manufacturing at the Phoenix, Arizona facility under the long-term manufacturing agreement will end on the fifteenth anniversary of the date the manufacturing at that facility commenced. The term for manufacturing at the Phoenix, Arizona facility may be extended for an additional five year term at Abraxis BioScience’s option. If the Phoenix, Arizona facility is not expected to be qualified for the manufacture of Abraxane® by the FDA or the EMEA prior to January 1, 2013, we will cooperate with Abraxis Bioscience in order to transfer all applicable technologies, as appropriate, required for the manufacture of the manufactured products, and Abraxis BioScience will have the right to terminate the agreement as it relates to the Phoenix, Arizona facility. Manufacturing at the Melrose Park, Illinois facility under the long-term manufacturing agreement will end on the tenth anniversary of the expiration of the interim manufacturing agreement. The term for manufacturing at the Melrose Park, Illinois facility may be extended for an additional five year term at Abraxis BioScience’s option.

The long-term manufacturing agreement will include customary confidentiality provisions pursuant to which we and Abraxis BioScience will agree not to disclose all confidential information of the other party, subject to certain exceptions. In addition, under the long-term manufacturing agreement, we will indemnify Abraxis BioScience if we fail to provide the manufactured products in accordance with any order we are required to fill under the agreement; provided, however, that our sole responsibility with respect to nonconforming batches of manufactured products ordered is to replace the nonconforming batches we would otherwise have been required to deliver the manufactured products. We will not be liable for monetary damages in excess of the aggregate amount paid by Abraxis BioScience under the long-term manufacturing agreement during the 12-month period prior to the date upon which the claim for damages is made.

Abraxis BioScience will indemnify us for any damages caused by:

•	Abraxis BioScience’s failure to perform its obligations under the long-term manufacturing agreement;

•	any product liability claim arising from:

•	the negligence, fraud or intentional misconduct of Abraxis BioScience;

•	the manufacturing components provided by Abraxis BioScience in accordance with the agreement; or

•	the sale, marketing, or use of the manufactured products;

•	any claim that the manufacture, use or sale of manufactured products infringes a patent or any other proprietary right of a third party;

•	any recall of the manufactured products; or

•	other third-party claims related to the manufactured products.

Product License Agreement

We will enter into a product license agreement under which we will exclusively license to Abraxis BioScience ABI-010 (nab®-17AAG), ABI-011 (nab®- thiocolchicine dimer) and ABI-013 (nab®-novel taxane), our only three current nab® product candidates. Abraxis BioScience will also make payments to us of up to an aggregate of approximately $36 million for each product candidate upon achievement of various development and regulatory milestones through and including its commercial approval by the FDA as well as subsequent additional payments of up to an aggregate of $110 million for each product candidate upon the achievement of various sales and regulatory milestones. If any licensed product candidate is commercially launched, Abraxis BioScience will pay us sliding scale royalties based on a percentage of net sales. If Abraxis BioScience incorporates any of our advancements to the nab® technology platform in a current or future version of any of these three product candidates, Abraxis BioScience will pay us an additional single digit royalty based on a percentage of net sales for such product. The agreement will remain in effect until terminated in accordance with its terms. Either party may terminate the agreement if the other party fails to timely cure a material breach. Abraxis BioScience may terminate the agreement on a product-by-product basis on nine months prior written notice if it determines for safety, efficacy, regulatory or other reasons not to pursue development and commercialization of a licensed product candidate. We may terminate the agreement on a product-by-product basis on 30 days prior written notice at any time within twelve months following a change of control of Abraxis BioScience. We may also terminate the agreement if Abraxis BioScience becomes bankrupt or insolvent.

Services Agreement

We will enter into a services agreement under which we will provide certain transitional pre-clinical and product development services to Abraxis BioScience for its nab® product candidates, including those we have licensed to Abraxis BioScience. Under the agreement, Abraxis BioScience will pay us fees equal to our employee costs (including salary, benefits and related overhead) of providing the transitional pre-clinical and product development services plus a markup of 7%. The term of the agreement is up to three years. Either party may terminate the agreement if the other party fails to timely cure a material breach. In addition, either party may terminate the agreement on a product-by-product basis at any time upon six months written notice. The services with respect to any licensed product candidate will also automatically terminate if the corresponding license for such product candidate is terminated under the product license agreement.

Secured Credit Facility

We will enter into a secured multiple advance credit facility with Abraxis BioScience under which we may borrow up to an aggregate of $200 million for working capital and general corporate purposes. Amounts to be borrowed under the credit facility must be in increments of $10 million, and we may borrow no more than $50 million during the six-month period following the spin-off and no more than an additional $50 million during the six-month period thereafter. Loans under the credit facility will accrue interest at a per annum rate equal to 30-day LIBOR plus a margin of 2%. Such interest will be capitalized semi-annually and all amounts outstanding under the credit facility will be due and payable when the credit facility matures on December 31, 2016. Our obligations under the credit facility will be secured by a first-priority deed of trust or mortgage granted to Abraxis BioScience in the real property on which our Elk Grove Village, Illinois warehouse and Barceloneta, Puerto Rico manufacturing facilities are located and by a first-priority lien in our interests in a certain product candidate. Abraxis BioScience’s recourse in the event of most types of default under the credit facility will be limited to such collateral. The credit facility documentation will contain limited representations and warranties, covenants and events of default.

Technology License Agreement

We will enter into a technology license agreement with Abraxis BioScience under which we will grant licenses to Abraxis BioScience under our patents to develop and commercialize Abraxane®, Coroxane™, ABI-008 (nab®-docetaxel) and ABI-009 (nab®-rapamycin) on a perpetual, exclusive, royalty-free, worldwide basis. We will also grant licenses to Abraxis BioScience under our intellectual property rights to use the nab® technology platform to develop and sell current and future versions of these four products. Under this agreement, Abraxis BioScience will pay us an annual maintenance fee of $2 million. In addition, if Abraxis BioScience incorporates any of our advancements to the nab® technology platform in a current or future version of any of these four products, Abraxis BioScience will pay us a single digit royalty based on a percentage of net sales for such product. We will also grant Abraxis BioScience a non-exclusive, royalty-free license to apply the nab® technology platform to additional drug products; however, we may terminate this expansion of the nab® technology platform license to additional products at any time within twelve months following a change of control of Abraxis BioScience on 30 days prior written notice to Abraxis BioScience.

Lease Agreements

Abraxis Bioscience currently occupies facilities located in Melrose Park, Illinois, Grand Island, New York and Los Angeles, California, among others. One of the Melrose Park facilities contains a research and development facility and a warehouse facility, both located in the same building in Melrose Park, Illinois. The other Melrose Park facility is a manufacturing facility, which is leased to APP Pharmaceuticals (other than the compounding and formulations area of the facility). The Grand Island, New York facility is a manufacturing facility owned by APP, and Abraxis BioScience has leased the compounding and formulations area from APP. The Los Angeles facility, located on Wilshire Boulevard, operates as Abraxis BioScience’s administrative headquarters. As part of the spin-off, Abraxis BioScience will transfer to us the research and development and warehouse facility and we will enter into a lease agreement with Abraxis BioScience for a portion of the research and development space in this facility, consisting of approximately 14,000 square feet. The initial term of the lease will expire on December 31,         . The aggregate annual rental payments to be made to us under the lease is approximately $            . In addition, as part of the spin-off, Abraxis BioScience will transfer to us the manufacturing facility and the Grand Island, New York lease.

Following the spin-off, Abraxis BioScience will continue to be the lessee of the Los Angeles headquarters. We will enter into a sublease agreement with Abraxis BioScience, under which we will sublease a portion of Abraxis BioScience’s Los Angeles headquarters, consisting of approximately 20,000 square feet of office space, for use as our corporate headquarters. The initial term of the sublease will expire in July 2012 simultaneously with the underlying lease, except that we will be permitted to terminate the sublease earlier without penalty upon six months’ notice to Abraxis BioScience. The aggregate annual rental payments to be made to Abraxis BioScience under the sublease is approximately $0.7 million.

MANAGEMENT

Directors and Executive Officers

The following sets forth certain information regarding our executive officers and the sole member of our board of directors as of April 30, 2009. Our executive officers will be the same individuals as the Abraxis BioScience executive officers immediately prior to the spin-off, except for Leon (Lonnie) O. Moulder, Jr., who will continue as Chief Executive Officer and President of Abraxis BioScience; Richard Rodgers, who will continue as Chief Financial Officer of Abraxis BioScience; and Mary Lynne Hedley, who will continue as Executive Vice President of Operations and Chief Scientific Officer of Abraxis BioScience. We expect that Wayne A. Davey will serve as our principal financial and accounting officer following the spin-off. Dr. Soon-Shiong will serve as an officer of both our company and Abraxis BioScience following the spin-off. Dr. Soon-Shiong is currently the only member of our board of directors. Prior to the completion of the spin-off, we expect our board of directors to be comprised of three or four directors, depending on whether the board includes one or two independent directors. In addition to Dr. Soon-Shiong and Mr. Wendel, who we plan to appoint as Vice Chairman of the board of directors, we intend to elect one or two independent directors to our board of directors prior to the completion of the spin-off. We will have a single class of directors, with directors being elected at each annual meeting of stockholders. Each director will hold office until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Name	Age	Position(s)
Patrick Soon-Shiong, M.D.	56	Chairman and Chief Executive Officer
Bruce Wendel	55	Vice Chairman and Executive Vice President, Global Corporate Operations and Development
Edward Geehr, M.D.	60	President
Wayne A. Davey	57	Vice President and Corporate Controller

Patrick Soon-Shiong, M.D. is expected to become our chairman and chief executive officer as of the distribution date. Dr. Soon-Shiong has served as executive chairman of Abraxis BioScience since April 2009. Dr. Soon-Shiong served as Abraxis BioScience’s chairman and chief executive officer since Abraxis BioScience’s separation from Old Abraxis in November 2007 until April 2009. Dr. Soon-Shiong also served as chief executive officer of APP, from November 2007 through May 2008 and served as the chairman of APP from the separation until the acquisition of APP by Fresenius SE in September 2008. He was also the chairman and chief executive officer of Old Abraxis from April 2006 through November 2007. Dr. Soon-Shiong also served American Pharmaceutical Partners, which we refer to as Old APP, as its president from July 2001 until April 2006 and chief executive officer and chairman of the board of directors from its inception in March 1996. He also served as president, chief financial officer and a director of American BioScience, Inc., which we refer to as ABI, from June 1994 until April 2006 when Old APP and ABI were merged to form Old Abraxis. Dr. Soon-Shiong has devoted his career to developing next-generation technologies to treat patients with life-threatening diseases. Dr. Soon-Shiong performed the first encapsulated islet transplant in a diabetic patient and co-invented Abraxane® and the nab® tumor targeting technology platform. Dr. Soon-Shiong’s research has been recognized by noted organizations with numerous national and international awards such as the Association for Academic Surgery Award for Research, the American College of Surgeons Schering Scholar, the Royal College Physicians and Surgeons Research Award, the Peter Kiewit Distinguished Membership in Medicine Award, and the International J.W. Hyatt Award for Service to Mankind. Dr. Soon-Shiong received the 2006 Gilda Club Award for the advancement of cancer medicine and is a recipient of a 2007 Ellis Island Medal of Honor, the Caritas Award from St. John’s Health Center and the 2007 Lifetime Achievement Award from St. Mary’s Medical Center. In 2008, Dr. Soon-Shiong received the Medical Visionary Award from the Pancreatic Cancer Action Network for his work in pancreatic cancer. He is a co-inventor of over 50 issued United States patents and has published more than 100 scientific papers. Dr. Soon-Shiong holds a degree in medicine from the University of the Witwatersrand and a M.Sc. in science from the University of British Columbia. Dr. Soon-Shiong is a fellow of the American College of Surgeons and the Royal College of Physicians and Surgeons of Canada. Dr. Soon-Shiong serves on the Board of Directors of Fresenius Kabi Pharmaceuticals Holding, Inc., the National Institute

of Transplantation, the Technology Council for the Center for Cancer Nanotechnology Excellence at Northwestern University, two advisory boards of the RAND Corporation (the Health Board and the Asia Pacific Policy Board), the President’s Council at the RAND Corporation, the Board of Trustees for the Saint John’s Health Center, the Board of the California NanoSystems Institute at UCLA, the advisory board for the Institute for Technology Advancement (ITA) at the UCLA School of Engineering & Applied Science and the Board of Councilors of the USC Viterbi School of Engineering. In 2009, Dr. Soon-Shiong was appointed as Chairman of the Steering Committee of Life Sciences of the X-Prize Foundation, Founding Board member of Dossia Foundation and executive director of the UCLA Wireless Health Institute.

Bruce Wendel is expected to become vice chairman of our board of directors and to serve as our executive vice president of global corporate operations and development as of the distribution date. Mr. Wendel has served as executive vice president of corporate operations and development of Abraxis BioScience since Abraxis BioScience’s separation from Old Abraxis in November 2007. Mr. Wendel previously served as executive vice president of corporate development at Old Abraxis from April 2006 to November 2007. From August 2004 to April 2006, Mr. Wendel was the vice president of corporate development for Old APP. From August 2002 to August 2004, he served as vice president, business development & licensing for IVAX Corporation, a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. From August 1988 to December 1989, Mr. Wendel served as in-house counsel for Bristol-Myers Squibb, a global biopharmaceutical company and related health care products company, before shifting to business and corporate development from January 1990 to August 2002. Previously, Mr. Wendel also held positions in the legal departments of consumer products companies Playtex and Combe. He earned a J.D. degree from Georgetown University Law School where he was an editor of Law & Policy in International Business, and a B.S. degree from Cornell University. Mr. Wendel currently serves as a director of ProMetic Life Sciences Inc.

Edward Geehr, M.D. is expected to serve as our president as of the distribution date. Dr. Geehr has served as executive vice president of operations at Abraxis BioScience since October 2008. Dr. Geehr has extensive experience as a founder, manager and board member of companies in the fields of medical devices, health services and technology. Most recently, from December 2004 to September 2008, Dr. Geehr served as president of Allez Spine LLC, a medical device company. From 1998 to 2001, he served as founding chairman and chief medical officer of IPC—The Hospitalist Company, a publicly-traded services company that organizes and manages hospital-based medical practices in multiple states. Prior to IPC, from July 1991 to September 1996, Dr. Geehr was Senior Vice President of UniHealth America, an integrated healthcare delivery and insurance system with multi-specialty medical groups, multiple hospital operations, and holdings in health insurance plans. Dr. Geehr also was associate clinical professor of medicine and surgery at the University of California, San Francisco, and chief of emergency medicine at San Francisco General Hospital. Additionally, he was professor and chairman of emergency medicine and general director of hospital operations at Albany Medical College. He received his B.A. from Yale University and M.D. from Duke University with a residency in emergency medicine at the University of California, Los Angeles. Dr. Geehr serves as a member of the board of directors of LifeScript, an online health information company.

Wayne A. Davey is expected to serve as our vice president and corporate controller as of the distribution date. Mr. Davey is also expected to serve as our principal financial and accounting officer following the spin-off. Mr. Davey has served as vice president and corporate controller of Abraxis BioScience since March 2009 and as vice president and corporate audit executive of Abraxis BioScience from July 2008 to March 2009. Prior to Abraxis BioScience, Mr. Davey was an associate with Resources Global Professionals from February 2008 to June 2008. From July 2004 to May 2007, Mr. Davey worked at Amgen as an executive director of corporate internal audit. From July 1999 to July 2004, Mr. Davey was with the Rockwell Scientific Company, last serving as chief financial officer and vice president of business operations from June 2001 to July 2004. Prior accounting and finance management positions have been with Rockwell International, where he served as director, government accounting from June 1987 to October 1995 and manager, financial planning from April 1980 to May 1987, and Hughes Electronics, where he served as manager, corporate accounting/government fiscal relations from October 1995 to June 1999. Mr. Davey earned his B.S. degree in business administration / statistics from the University of Arizona and his M.B.A. from UCLA.

Relationships Among Directors or Executive Officers

There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors

We expect that following the spin-off, our board of directors will include Dr. Patrick Soon-Shiong, who we expect will serve as Chairman of our company and Executive Chairman of Abraxis BioScience, and Mr. Bruce Wendel, who we expect to serve as our Vice Chairman. We intend to elect one or two independent directors to our board of directors prior to the spin-off. We will have a single class of directors, with directors being elected at each annual meeting of stockholders. Each director will hold office until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

We expect quotations for our common stock to be available on the Pink Sheets quotation and trading system provided by Pink OTC Markets Inc. following the spin-off. The Pink Sheets quotation and trading system does not have any specific listing requirements, including with respect to corporate governance or other listing requirements required by national securities exchanges, such as the NYSE or Nasdaq. Accordingly, we will not be required to:

•	maintain a board of directors comprised of a majority of independent directors;

•	maintain an audit committee comprised of at least three independent directors and at least one financial expert;

•	determine or recommend the compensation of executive officers by a majority of independent directors or a compensation committee comprised solely of independent directors;

•	select or recommend director nominees for the board of directors by either a majority of independent directors or a nominating committee comprised solely of independent directors; or

•	adopt, other than as required by the SEC, corporate governance guidelines, a code of ethics or code of conduct for our directors, officers and employees.

Although we currently intend to maintain audit and compensation committees of the board of directors comprised solely of independent directors, in the future these committees may be comprised of directors who are not independent. In determining independence, we intend to apply the definition of “director independence” under the Nasdaq Marketplace Rules, which defines an “independent director” as “a person other than an officer or employee of us or our subsidiaries or any other individual having a relationship, which in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” We also intend to adopt a code of ethics applicable to our employees, officers and directors, although we are not obligated to do so.

Committees of the Board of Directors

According to our by-laws, our board of directors may establish committees from time to time as it deems appropriate. We expect that, following the spin-off, quotations for the shares of our common stock will be available on the Pink Sheets quotation and trading system, and that a ticker symbol will be assigned for our common stock shortly before quotations for our common stock first become available. The Pink Sheets quotation and trading system does not maintain any standards requiring us to establish or maintain audit, nominating or compensation committees. Initially, to make the most effective use of our directors’ time and capabilities, we expect that our board of directors will establish two standing committees: an audit committee and a compensation committee. These committees may be comprised of directors who are not independent. We currently intend to maintain audit and compensation committees that will be comprised solely of independent directors.

Audit Committee. The audit committee will, among other things, review our financial reporting process and the integrity of our financial statements, the system of internal controls, the internal and external audit process and the process for monitoring compliance with laws and regulations. The audit committee is also expected to have the responsibility to review, consider and approve related party transactions.

Compensation Committee. Our compensation committee will be responsible for, among other things, determining the salary and bonus of corporate officers, including our Chief Executive Officer, acting as administrator to our stock incentive plans, and exercising the authority conferred by the board of directors concerning these plans.

Code of Ethics

We expect to adopt a code of ethics that will apply to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer and all persons performing similar functions. All of our employees at a vice president level or above will be required to certify their compliance with our code of ethics on an annual basis. Our code of ethics may be viewed at our website (which will be operational prior to the completion of the spin-off) at http://www.abraxishealth.com. We will post updates to our code of ethics on our website. The information contained on our website is not intended to be, nor shall it be incorporated by reference into, this information statement.

Insider Trading Policy

We also expect to adopt an insider trading policy prohibiting all employees and certain of their family members from purchasing or selling any type of security, whether the issuer of that security is us or any other company, while aware of material, non-public information relating to the issuer of the security or from providing any material, non-public information to any person who may trade while aware of this information. The insider trading policy is also expected to prohibit employees from engaging in short sales with respect to our securities, purchasing or pledging our stock on margin and entering into derivative or similar transactions (i.e., puts, calls, options, forward contracts, collars, swaps or exchange agreements) with respect to our securities. We also expect to have procedures that require trades by executive officers to be pre-cleared by our general counsel.

Compensation of Directors

Any directors who are also members of our management team will receive no additional compensation for their services as directors. It is contemplated that our non-employee directors will receive cash compensation as follows: (i) an annual retainer of $             ; (ii) $             for each board meeting attended in person and $              for each board meeting attended telephonically; (iii) an annual retainer for the Audit Committee Chair of $             ; (iv) $             for attendance at each audit committee meeting in person and $             for each audit committee meeting attended telephonically for each member of the audit committee; and (v) $             for attendance at each compensation committee meeting in person and $             for each compensation committee meeting attended telephonically for each member of the compensation committee. In addition, non-employee directors will also be eligible to receive options, restricted stock units and shares of common stock directly under our 2009 non-employee director equity program to be established under our 2009 stock incentive plan. Directors who are also our employees will not receive equity awards for their service as a director, but will be eligible to receive options and other equity awards directly under our 2009 stock incentive plan in a manner consistent with our other executives, as described below. We expect to reimburse non-employee directors for travel expenses and other out-of-pocket costs of attending board and committee meetings. These compensation elements are substantially similar to the non-employee director compensation elements at Abraxis BioScience at the time of the spin-off.

Executive Compensation and Related Information

Compensation Discussion and Analysis

The following constitutes the Compensation Discussion and Analysis of Abraxis Health. It is expected that Abraxis Health will initially adopt an executive compensation program similar to the program currently in place at Abraxis BioScience. The executive compensation program compensates management through a combination of base salary, annual incentive bonuses and long-term equity-based awards designed to be competitive with those of comparable companies and to align executive performance with the long-term interests of our stockholders.

This section discusses the principles that will underlie our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is expected to be awarded to and earned by our executive officers.

Named Executive Officers

It is anticipated that as part of the spin-off Dr. Patrick Soon-Shiong, our Chief Executive Officer (CEO), will, in addition to his position with Abraxis Health, continue to also serve Abraxis BioScience as Executive Chairman. Mr. Wendel, our Executive Vice President, Global Corporate Operations and Development, and Dr. Edward Geehr, our President, have also served Abraxis BioScience in similar positions since November 2007 but are expected to become executive officers solely of Abraxis Health as part of the spin-off. It is anticipated that the initial group of our executive officers who will named in the Summary Compensation Table of Abraxis Health going forward includes Dr. Soon-Shiong, Mr. Wendel, Dr. Geehr and Mr. Davey and these individuals will therefore be considered our named executive officers (or NEOs). We may recruit additional individuals as part of our executive management team. Although Abraxis Health was not formed until December 2008, because certain of our NEOs have served Abraxis BioScience in similar capacities, we have included in the Summary Compensation Table and related disclosure tables, set forth below, information regarding compensation paid by Abraxis BioScience to our anticipated NEOs for their service to Abraxis BioScience in fiscal years 2008, 2007 and 2006. For additional information and detail regarding the past compensation by Abraxis BioScience of our anticipated NEOs, see “Summary Compensation Table” and the related disclosure.

Compensation Committee

The compensation committee is expected to review all components of compensation paid to our executive officers, including base salary, target bonus and long-term equity incentives. Based on this review, the compensation committee will determine not only whether those philosophies, policies and programs adopted from Abraxis BioScience continue to be consistent with the business goals of Abraxis Health but also whether, going forward, the compensation being paid to our executive officers is supported by our underlying compensation philosophy.

Our compensation committee is expected to approve all compensation and awards to executive officers, including our CEO, Mr. Wendel, Dr. Geehr and Mr. Davey (along with any other executive officer who becomes part of the NEO group). The compensation committee’s membership will be determined by our board of directors and is expected to be composed of two non-employee directors.

The compensation committee will generally meet quarterly to perform its duties and periodically approve and adopt compensation decisions, or determine what compensation recommendations should be presented to our full board for approval. Our CEO, the general counsel and head of human resources are expected to participate in the compensation committee meetings at the discretion of the committee. The compensation committee will have the authority to delegate its responsibilities. At times, the compensation committee will engage compensation consultants to review our compensation practices and/or to compare the compensation of our executive officers to those of a comparative group.

The compensation committee will meet outside the presence of our CEO to consider his compensation. It is expected that other executive officers will present data to the compensation committee regarding the compensation of CEOs of other comparative companies and will make recommendations regarding the compensation of our CEO. When determining our CEO’s base salary and annual cash incentive awards, the compensation committee will review and assess our CEO’s annual performance, our performance, his importance to our operations, the comparative compensation paid to other CEOs in a comparative group, and his significant ownership in the company.

For all other executive officers, including our NEOs (other than our CEO), it is expected that our CEO will make recommendations to the compensation committee with respect to the appropriate base salary, payments to be made under our annual cash incentive program and grants of long-term equity incentive awards for all executive officers, excluding himself. The annual performance of our executive officers will be considered by the CEO and the compensation committee when making decisions on setting base salary, targets for and payments under our annual cash incentive plan and grants of long-term equity incentive awards. In determining the individual performance of our executive officers, the compensation committee will review the overall performance of the company and the business unit in which the executive officer participates, as well as any significant individual contributions. We expect the factors for determining company and business unit performance to include revenues, manufacturing accomplishments such as operating efficiencies and the achievement of regulatory, research and development, and clinical development goals, with the heaviest weighting on research and development goals because all of our product candidates will be in the pre-clinical stage of development. The compensation committee will determine annually the specific target cash bonus amounts for each of our executive officers based on a percentage of his or her base salary, with the actual amount paid being based on the overall performance of the company and individual performance. In addition, if the compensation committee determines, based on management’s recommendation, that the contribution of an individual executive officer is significant to the overall performance of the company or the business unit in which the executive participates, the compensation committee may make discretionary cash or equity awards to such executive. When making the compensation decisions for executive officers, including our NEOs, the compensation committee will also consider the importance of the position to the company, the past salary history of the individual, the competitive landscape for the executive officer’s position and skill set and the contributions to be made by the executive officer to the company.

Compensation Philosophy

Our total compensation philosophy will be to provide a combination of cash and equity awards, fixed versus variable compensation, and employee benefits for our NEOs, senior executives and other employees to:

•	provide competitive levels of compensation to enable us to attract, retain and motivate talented management personnel;

•	reward individuals for their contributions to our achievement of our business objectives; and

•	align the interests of management with the interests of our stockholders in order to maximize stockholder value.

Attracting and retaining talent. To attract and retain executives with the ability and experience necessary to lead the company and deliver strong performance to our stockholders, we expect to target base salaries and annual cash incentive payments to be competitive with peer companies. We currently do not expect our compensation committee to target executive compensation at any percentile of competitive or peer companies nor do we expect the compensation committee to perform any benchmarking studies. For each individual officer, we also expect to consider our needs for that officer’s skill set, experience, the contribution that the officer has made or we believe will make, whether the executive officer’s skill set is easily transferable to other potential employers and the competitive landscape for the executive officer’s skill set and position because we believe that it competes with our peer group for executive talent.

Inspire teamwork and motivate superior performance. We expect to use a combination of company goals, business unit goals and individual performance measures to inspire teamwork and motivate exceptional performance. Annual incentive compensation awards will be based on the actual achievement of certain company and business unit performance goals, which will be determined by the management at the beginning of each year. The goals will be set so that the attainment of the targets is not assured and requires significant effort by our executives.

Similarly, long-term awards are expected to be based on our overall and individual performance. Together, our annual and long-term incentive compensation programs will be designed to:

•	focus executives on measurements that encourage strong financial and operational performance to improve stockholder value;

•	encourage the creation of stockholder value through the achievement of strategic objectives; and

•

emphasize a performance-oriented compensation strategy that balances rewards for short-term and long-term results in which a significant portion of executive compensation is contingent on achieving company performance measures.

Aligning performance with stockholder interests. We will seek to align the performance of our NEOs with stockholder interests through the grant of stock options, shares of restricted stock, and/or awards of restricted stock units under our 2009 stock incentive plan, which is anticipated to be adopted as part of the spin-off. Because the price of our common stock will be subject to external factors, we also expect to provide annual incentive compensation linked to our financial, operational and individual performance. We anticipate that any stock options, restricted stock, or restricted stock units granted to our NEOs will vest solely based on the passage of time. We believe that time-vested equity awards will encourage long-term value creation and executive retention because executives can realize value from such rewards only if they remain employed by us until the awards vest.

Elements of Executive Compensation

Our executive compensation program will be designed to reflect our philosophy and objectives described above. The elements of anticipated executive pay are presented in the table below and discussed in more detail in the following paragraphs:

Component	Type of Payment	Purpose
Base Salary	Fixed annual cash payments with each executive eligible for annual increase.	Attract and retain talent.

Annual Performance Incentives	Performance-based annual cash payment.	Focus on company and individual goals.

Long-term Incentives	Initial stock awards, stock options, restricted stock awards and/or restricted stock units.	Align individual and company performance with interests of stockholders.

Health and Welfare Benefits	Fixed and available to all employees.	Attract and retain talent. Equitable pay.

We view the base salary, incentive bonus and benefit components of compensation as related and designed to reward executives on an annual basis, while we make determinations regarding long-term incentives with a longer time horizon than we do with the salary, bonus and benefit components. We expect to determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance or unique accomplishments. We will make our salary and annual bonus decisions so that we can remain competitive with our peers. Except as described below, our compensation committee is not expected to adopt any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation.

Base Salaries. The base salaries of our executive officers, including our NEOs, will be reviewed annually and may be adjusted by the compensation committee in accordance with certain criteria which include individual performance, the functions performed by the officer, the scope of the officer’s on-going duties, general changes in the compensation peer group in which we compete for executive talent and our general financial performance. The weight given each such factor by the compensation committee may vary from individual to individual.

Historic information regarding the base salaries paid to our CEO, Mr. Wendel, Dr. Geehr and Mr. Davey in 2006, 2007 and 2008 for services rendered to Abraxis BioScience are set forth below in the Summary Compensation Table.

Bonuses. We believe that periodic bonus awards can serve to motivate the executive officers to achieve annual performance goals, using more immediate measures for performance than those reflected in the appreciation in value of stock options.

We expect that the compensation committee will establish a corporate bonus plan (the “Bonus Plan”) to reward our employees and executives for assisting us in achieving our goals of increasing stockholder value and continued growth of our operations. Under the Bonus Plan, we expect the amount of the cash incentive payments will be based on meeting certain corporate goals, business unit objectives and individual contributions. We expect that the goals and objectives will be set so that attainment is not assured and requires significant effort by our executives. The ratio of the individual, business unit and corporate components for an individual employee’s cash incentive payment will be based on the employee’s position with us but specific weighting has not been determined to date. The bonus targets of our NEOs will be determined by the compensation committee in its discretion. In addition, the compensation committee will retain the discretion to change the outcome of the annual cash incentive calculation.

We do not intend to adopt a formal policy that would adjust or recover any bonus amounts paid to our executive officers if the corporate performance objectives upon which these payments will be based are subsequently restated or otherwise adjusted in a manner that would have reduced the size of the bonus amount; however, such a recovery may be pursued at the discretion of the compensation committee and the board if the situation ever occurs.

Long-Term Incentives. We believe that stock ownership by management is beneficial in aligning management and stockholder interests, thereby enhancing stockholder value. We expect to adopt a new stock incentive plan as part of the spin-off to allow for grants of stock options, restricted stock, restricted stock units and other equity awards. Equity awards may be granted to management, including our executive officers, and other employees under the stock incentive plan, which is expected to be administered by our board of directors through the compensation committee. The compensation committee will advise the board of directors with respect to, and approve all awards made to, our executive officers. We expect that the majority of awards granted under our stock incentive plan will be in the form of a combination of stock options and restricted stock units. Because of the direct relationship between the value of an equity award and the stock price, the compensation committee believes that equity awards motivate the executive officers to manage our business in a manner that is consistent with stockholder interests. Stock option grants and other equity awards are intended to focus the attention of the recipient on our long-term performance, which we believe will result in improved stockholder value, and to retain the services of the executive officers in a competitive job market by providing significant long-term earnings potential. To this end, stock options and other equity awards will generally vest and become fully exercisable over a four-year period. However, under our stock incentive plan, equity awards may be granted with differing vesting periods. The principal factors considered in granting stock options and other equity awards to our executive officers will be prior performance, level of responsibility, other compensation and the officer’s ability to influence our long-term growth and profitability. However, our equity plans are not expected to provide any quantitative method for weighting these factors, and the compensation committee’s decisions with respect to grant awards will be primarily based upon subjective evaluations of the past as well as future anticipated performance. In addition to the 2009 Stock Incentive Plan, we expect to adopt the 2009 Stock Bonus Plan to provide certain employees with one-time, fully-vested, awards of stock (granted in two installments in connection with the spin-off) as part of their long-term compensation.

Health and Welfare Benefits. We expect to adopt certain general employee benefit plans in which our executive officers are permitted to participate on parity with other employees. We also expect to provide a 401(k) plan, pursuant to which we expect to make contributions of 3% of employees’ compensation. We believe that the benefits from these plans assist us to attract and retain talented executives.

Other Executive Benefits and Perquisites

We also expect to provide certain benefits and perquisites to our executive officers. These benefits and perquisites are expected to provide flexibility to the executives and increase travel efficiencies, allowing more productive use of executive time, in return allowing greater focus on our business activities. In addition, to maximize the time that our CEO spends on our business, and for safety and security reasons, we expect to require our CEO to use our aircraft for both business and personal travel. The information contained in the Summary Compensation Table below reflects perquisites received by certain of our NEOs as part of their compensation packages with Abraxis BioScience.

Treatment of Previous Equity Awards from Abraxis Bioscience

As discussed under “The Spin-Off–Treatment of Employee Stock Options, Restricted Stock Units and Stock Appreciation Rights”, as part of the spin-off transaction stock options, restricted stock units and stock appreciation rights previously granted to employees of Abraxis BioScience who will become employees of Abraxis Health upon the effective date of the spin-off, including our NEOs, will continue pursuant to their terms as rights to acquire Abraxis BioScience equity. Abraxis BioScience stock options, RSUs and SARs will not be converted into any right to receive shares of our common stock. It is anticipated that the compensation committee of Abraxis BioScience will make any necessary adjustments to these awards, including to the exercise price, number of awards, or other terms, intended to preserve the aggregate value of the award after spin-off. While our employees, including our NEOs, may ultimately realize a gain (or a loss) with respect to these Abraxis BioScience equity awards when they become vested and/or exercised, the potential for monetary gain, or loss, pursuant to these awards will not be considered by our compensation committee or management in determining the appropriate level of compensation to be awarded by Abraxis Health to any particular employee, including our NEOs.

Post-Termination Compensation

Certain executive officers, including some of our NEOs, will have agreements that provide for payments upon certain terminations of their employments under certain circumstances. We believe that these provisions will help us to attract and retain these persons for their positions. For those NEOs with an employment or severance arrangement, these arrangements are summarized in “Agreements with Our NEOs” and “Payments Upon Termination” below.

Impact of Regulatory Requirements on Compensation

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code limits the tax deductibility by a publicly-held corporation of compensation in excess of $1 million paid to, generally, the CEO or any other of the NEOs who are considered one of the “other three most highly compensated executive officers” for purposes of the executive compensation disclosure rules, unless that compensation is “performance-based compensation” as defined by the Internal Revenue Code. The compensation committee or our board of directors, as necessary, will consider deductibility under Section 162(m) with respect to other compensation arrangements with executive officers. However, we believe that it is in our best interest that the compensation committee retain its flexibility and discretion to make compensation awards, whether or not deductible, in order to foster achievement of performance goals established by the compensation committee as well as other corporate goals that the compensation committee deems important to our success, such as encouraging employee retention and rewarding achievement.

Accounting for Stock-Based Compensation. We expect to account for stock-based payments in accordance with the requirements of SFAS 123(R) using the modified retrospective approach. Under this approach, the fair value of stock-based employee compensation will be recorded as an expense in the current year.

Nonqualified Deferred Compensation. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. We expect to be in compliance with the statutory provisions, which were effective January 1, 2005.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship will exist between any member of our board of directors or compensation committee and any member of the board of directors or compensation committee of any other company immediately following the spin-off, nor has such interlocking relationship existed in the past.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table, below, and the tables that follow set forth information regarding the compensation of Abraxis Health’s CEO and three of its anticipated named executive officers, Mr. Wendel, Dr. Geehr and Mr. Davey, who held comparable positions at Abraxis BioScience prior to the spin-off. The information included in the various tables reflects compensation paid by Abraxis BioScience (or in some cases Abraxis BioScience’s predecessor company) for 2008, 2007 and 2006. The use of the term “Old Abraxis” in the footnotes to the various tables refers to Abraxis BioScience’s predecessor company. Abraxis BioScience separated from its predecessor company in November 2007.

Name and Principal Position	Year	Salary (1)($)	Bonus (2)($)	Stock Awards (3)($)	Option Awards (4)($)	Non-Equity Incentive Plan Compensation (5)($)	All Other Compensation (7)($)	Total ($)
Patrick Soon-Shiong	2008	945,000	—	96,257	307,209	567,000	1,534,945	3,450,411
Chairman of the Board and Chief Executive Officer	2007	916,250	—	1,147	316,547	945,000	1,277,953	3,456,897
	2006	692,885	100,000	41,283	306,605	830,000	769,828	2,740,601

Bruce Wendel	2008	402,115	—	43,295	112,581	145,350	11,021	714,362
Executive Vice President of Global Corporate Operations and Development	2007 2006	312,308 309,246	— —	— —	177,208 144,316	170,000 150,000	35,708 302,879	695,224 906,441

Edward Geehr (6)	2008	89,904	50,000	43,295	18,339	30,600	—	232,138
Executive Vice President of Operations	2007 2006	— —	— —	— —	— —	— —	— —	— —

Wayne A. Davey (8)	2008	84,039	43,668	—	—	24,282	—	151,989
Vice President and Corporate Controller	2007 2006	— —	— —	— —	— —	— —	— —	— —

(1)	Includes salary paid by Old Abraxis prior to the date of separation in November 2007. In 2007, Old Abraxis paid $843,558 and $286,282 to Dr. Soon-Shiong and Mr. Wendel, respectively.
(2)	The annual cash incentive award that is paid to the executive officers is reflected under the Non-Equity Incentive Plan Compensation column. The bonus paid to Dr. Soon-Shiong in 2006 represents a discretionary bonus for his efforts relating to the integration of American BioScience after the merger with Old Abraxis in 2006. The bonuses paid to Dr. Geehr and Mr. Davey in 2008 represent sign-on bonuses.
(3)

The amount shown in this column reflects the compensation expense for outstanding restricted stock awards held by the NEOs recognized by Abraxis BioScience in 2006, 2007 and 2008 in accordance with SFAS 123R, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. There were no forfeitures by the NEOs in 2006, 2007 or 2008. The restricted stock awards for which this expense is shown in the Summary Compensation Table (“SCT”) also includes awards granted in 2003 and 2008 for which Abraxis BioScience recognized expense in each of 2006 and 2007 and 2008. A discussion of the assumptions used in calculating the compensation cost is set forth in Note 10 to the Notes to Abraxis BioScience’s consolidated and combined financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2007.

(4)	The amount shown in this column reflects the compensation expense for outstanding options held by the NEOs recognized by Abraxis BioScience in each of 2006, 2007 and 2008 in accordance with SFAS 123R, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The stock option awards for which this expense is shown in the SCT also includes awards granted in 2002, 2003, 2004 and 2005 for which Abraxis BioScience continued to recognize expense in each of 2006, 2007 and 2008. A discussion of the assumptions used in calculating the compensation cost is set forth in Note 10 to the Notes to Abraxis BioScience’s consolidated and combined financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2008.
(5)	The amount shown in this column represents the annual cash incentive award earned under the Management Incentive Compensation Program.
(6)	Dr. Geehr joined Abraxis BioScience in October 2008.
(7)	The table below provides the aggregate incremental cost of the components of the Other Annual Compensation provided by or paid for by Abraxis BioScience (or Old Abraxis prior to the separation) for the personal benefit of the NEOs to the extent that such NEO received Other Annual Compensation in excess of $10,000 in each of 2006, 2007 and 2008.

	Other Annual Compensation ($)
	Dr. Soon-Shiong			Mr. Wendel
	2008	2007	2006	2008	2007	2006
Personal Use of Aircraft (a)	165,302	205,782	34,739	—	—	—
Security (b)	1,353,628	1,063,363	727,199	—	—	—
Relocation Expenses (c)	—	—	—	—	28,243	295,072
Other (d)	16,014	8,808	7,890	11,021	7,465	7,807

Total:	1,534,945	1,277,953	769,828	11,021	35,708	302,879

(a)	For security and management efficiency reasons, certain of Abraxis BioScience’s executive officers traveled on Abraxis BioScience’s private aircraft primarily for business-related matters. The methodology that they used to calculate its incremental direct operating cost for an officer’s personal use of the aircraft is based on the cost of fuel, trip-related airport fees, and pilot meals and lodging. Since the aircraft is primarily used for business travel, the methodology excludes the fixed costs which do not change based on the usage of the aircraft (such as pilot salaries) and non-trip related hanger and maintenance expenses.
(b)	For security-related reasons, Abraxis BioScience provided key executives, including the CEO, with the use of cars, security drivers, security systems and other security services.
(c)	Abraxis BioScience provided for relocation expenses that were incurred by Mr. Wendel, as well as cost of living adjustments.
(d)	Abraxis BioScience paid certain group life insurance and matched certain contributions made by its executive officers to its 401K plan and paid an executive benefit to Dr. Soon-Shiong and Mr. Wendel. In addition, from time to time, Abraxis BioScience’s executive chairman obtains informal legal, business or technical advice from a limited number of employees and consultants of the company relating to non-company matters and uses certain office space, not otherwise being used or needed by the company, for such matters. Abraxis BioScience has determined that both the time spent by these employees and consultants and the use of such office space was not material to the company, did not result in any incremental cost to the company and did not affect in any material respect any employee’s or consultant’s obligations to the company. Abraxis BioScience’s executive chairman will reimburse the company if in the future such time or use results in an incremental cost to the company as to which the audit committee determines reimbursement is appropriate under the circumstances.
(8)	Mr. Davey joined Abraxis BioScience in July 2008.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth information regarding the grants of annual cash incentive compensation, stock options and restricted stock made by Abraxis BioScience to Dr. Soon-Shiong, Mr. Wendel, Dr. Geehr and Mr. Davey in 2008.

	Grant Date	Estimate Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (2)	All Other Option Awards: Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name		Threshold ($)	Target ($)	Maximum ($)
Patrick Soon-Shiong	—	661,500	945,000	1,228,500	—	—	—	—
	11/5/08	—	—	—	8,179	—	64.99	531,553
	11/5/08	—	—	—	—	6,640	64.99	182,790
	11/5/08	—	—	—	—	1,539	71.49	46,604

Bruce Wendel	—	119,000	170,000	221,000	—	—	—	—
	11/5/08	—	—	—	3,678	—	64.99	239,033
	11/5/08	—	—	—	—	3,678	64.99	101,250

Edward Geehr	11/5/08	—	—	—	3,678	—	64.99	239,033
	11/5/08	—	—	—	—	3,678	64.99	101,250

Wayne A. Davey	11/5/08	—	—	—	1,315	—	64.99	85,462
	11/5/08	—	—	—	—	1,315	64.99	36,200

(1)	These columns show the range of awards under Abraxis BioScience 2008 Corporate Bonus Program. The “threshold” column represents the minimum payout for the performance metrics under the Management Cash Incentive Program assuming that the minimum level of performance is attained. The “target” column represents the amount payable if the performance metrics are reached. The “maximum” column represents the maximum payout for the performance metrics under the 2008 Corporate Bonus Program assuming that the maximum level of performance is attained.
(2)	All equity awards granted on November 5, 2008 vest in equal installments on each of March 1, 2009, 2010, 2011 and 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth the outstanding equity awards with respect to Abraxis BioScience held by Dr. Soon-Shiong, Mr. Wendel, Dr. Geehr and Mr. Davey at the end of 2008.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Patrick Soon-Shiong	79,556				6.29	3/15/10
	85,920				9.43	3/8/11
	2,781				70.12	11/18/14
	5,704				77.13	11/18/14
	12,729	3,325	(1)		108.96	2/16/15
		917	(2)		119.85	2/16/15
		6,640	(3)		64.99	11/5/18
		1,539	(3)		71.49	11/5/18
							8,179	(4)	539,160
							4,231	(5)	237,825

Bruce Wendel	10,607				65.73	8/9/14
	2,120	2,121	(6)		72.02	4/17/16
	1,060	1,061	(6)		70.63	5/19/16
		3,678	(3)		64.99	11/5/18
							3,678	(5)	242,454
							1,084	(5)	60,932

Edward Geehr		3,678	(3)		64.99	11/5/18
							3,678	(4)	242,454
							228	(5)	12,816

Wayne A. Davey		1,315	(3)		64.99	11/5/18
							1,315	(4)	86,685
							181	(5)	10,174

(1)	Stock options which vest in four equal annual installments beginning on 2/16/06.
(2)	Stock options which vest on 2/16/09.
(3)	Stock options which vest in four equal annual installments beginning on 3/1/09.
(4)	Restricted stock units which vest in four equal annual installments beginning 3/1/09.
(5)	Restricted stock units which vest in two equal annual installments beginning on 1/15/10.
(6)	Stock options which vest in four equal annual installments beginning on 5/21/07.

OPTION EXERCISES AND STOCK VESTED

Neither Dr. Soon-Shiong, Mr. Wendel, Dr. Geehr nor Mr. Davey exercised any options or had any restricted stock vest in 2008.

EMPLOYEE BENEFIT PLANS

2009 Stock Incentive Plan

We intend to adopt, subject to the approval of our sole stockholder Abraxis BioScience, Inc., the 2009 Stock Incentive Plan. We expect to reserve              shares of our common stock for issuance under our 2009 Stock Incentive Plan, subject to adjustments for stock splits, stock dividends or other similar changes in our common stock or our capital structure. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2009 Stock Incentive Plan will be increased by the number of shares represented by awards that are forfeited or cancelled, or that expire or terminate, including any shares that are forfeited by the award recipient or repurchased by us pursuant to the terms of the relevant award agreement.

Our 2009 Stock Incentive Plan will provide for the grant of (a) incentive stock options to our employees, including officers and employee directors, (b) non-qualified stock options to our employees, directors and consultants and (c) other types of awards, collectively referred to as “awards.”

No more than              shares under options can be granted to an individual optionee in any given fiscal year. We may grant up to an additional              shares, which will not count against the limit set forth in the previous sentence, in connection with an optionee’s initial commencement of service with our company. For awards of restricted stock or restricted stock units that are intended to be performance-based compensation under Section 162(m) of the Code, the maximum number of shares with respect to the awards that can be granted to an individual participant in any given fiscal year is              shares.

Our board of directors or a committee designated by our board of directors will administer our 2009 Stock Incentive Plan (Plan Administrator) and has authority to determine the terms and conditions of awards, including the types of awards, the number of shares subject to each award, the vesting schedule of the awards and the selection of grantees.

With respect to stock options:

•

The exercise price of all options granted under our 2009 Stock Incentive Plan will be determined by our board of directors or a committee designated by our board of directors, but in no event may this price be less than the fair market value of our common stock on the date of grant, unless otherwise determined by our board of directors with respect to non-qualified stock options. If, however, incentive stock options are granted to a person who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of such option must equal at least 110% of the fair market value our common stock on the grant date and the maximum term of these incentive stock options must not exceed five years.

•

The maximum term of an incentive stock option granted to any person who does not own stock possessing more than 10% of the voting power of all our classes of stock must not exceed ten years. Our board of directors or a committee designated by our board of directors will determine the term of all other awards granted under our 2009 Stock Incentive Plan.

•

The consideration for the option may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option, through a same-day sale and exercise procedure facilitated by a brokerage firm, loan or any combination of these forms of consideration.

•

Only the optionee may exercise an incentive stock option during the optionee’s lifetime. The optionee cannot transfer incentive stock options other than by will or the laws of descent and distribution. The terms of an option agreement may also permit the transfer of non-qualified stock options by gift or pursuant to a domestic relations order.

•

Upon termination of employment for any reason, other than death or disability, any awards that have become exercisable prior to the date of termination will remain exercisable for three months from the date of termination, unless otherwise determined by our board of directors. If termination of employment was caused by death or disability, any options which have become exercisable prior to the date of termination will remain exercisable for twelve months from the date of termination. In no event may an optionee exercise the option after the expiration date of the term of an award set forth in the award agreement

With respect to restricted stock and/or restricted stock units:

•	The terms and conditions of the award will be at the discretion of the Plan Administrator and set forth in an award agreement.

•

In general, restricted stock and restricted stock unit awards will vest over the passage of time or, in some cases, will be subject to certain specified performance criteria as set by the Plan Administrator at the time of grant.

•

Restricted stock units may be payable, upon the lapsing of their restrictions, either in cash or shares of company stock at the discretion of the Plan Administrator and as set forth in the applicable award agreement.

•	Awards will generally be settled promptly upon the lapse of the relevant restrictions, subject to a delay required by federal securities laws, other applicable law or Section 409A of the Code.

In the event of one of the following, awards under our 2009 Stock Incentive Plan will terminate and be cancelled, unless the successor corporation assumes or substitutes the awards:

•	a dissolution, liquidation or sale of all or substantially all of our assets,

•	a merger or consolidation in which we are not the surviving entity,

•	a corporate transaction in which our stockholders give up a majority of their equity interest in our company, or

•	an acquisition of 50% or more of our stock by any individual or entity, including by tender offer or a reverse merger.

However, in lieu of the termination of awards upon occurrence of the above events, the Plan Administrator may provide, in the terms of the award agreements or at the time of the relevant event, for full or partial acceleration of vesting (or lapse of restrictions) of outstanding awards immediately upon occurrence of the above events or to the extent the awards are not assumed or substituted by the surviving corporation. Further the Plan Administrator may condition any acceleration of vesting (or lapse of restrictions) on the subsequent termination of employment within a specified period after the triggering event.

Unless terminated sooner, our 2009 Stock Incentive Plan will automatically terminate in 2019. Our board of directors will have authority to amend or terminate our 2009 Stock Incentive Plan, subject to stockholder approval of some amendments. However, no action may be taken which will affect any shares of common stock previously issued and sold or any option previously granted under our 2009 Stock Incentive Plan, without the grantee’s consent.

2009 Stock Bonus Plan

Prior to the distribution date, we intend to adopt, subject to the approval of our sole stockholder Abraxis BioScience, Inc., the Abraxis Health, Inc. 2009 Stock Bonus Plan. The purpose of the 2009 Stock Bonus Plan is to compensate certain of our employees, other than Dr. Soon-Shiong, for their past and future service to our company and to incentivize them to promote the growth and success of our company by providing those executives with a direct equity stake in our company through the ownership of our Class B common stock as a component to their long-term compensation. Prior to the distribution date, we will identify the participants in the 2009 Stock Bonus Plan and will issue to participants a total of [•] shares of Class B common stock. Prior to the distribution date, we will also commit to issue to the participants, within      days after the distribution date, a number of additional shares of our Class B common stock as necessary so that the aggregate fair market value of the all of the shares of Class B common stock issued under the 2009 Stock Bonus Plan prior to and after the distribution, as determined in good faith by our board of directors or a committee of our board of directors, will be approximately $500,000.

Our board of directors or a committee designated by our board of directors will administer our 2009 Stock Bonus Plan and determine, in consultation with our CEO, the executives who will participate in the plan and the size of the awards to each participant. All stock awards granted under the 2009 Stock Bonus Plan will be immediately vested. The fair market value of each share will be determined by our board of directors or a committee of our board of directors utilizing any reasonable manner that it deems appropriate at the time of grant. The Class B common stock is a non-voting class of stock. We will provide the recipient of an award of Class B common stock with an additional cash payment in an amount sufficient to make the award tax neutral to the recipient. The terms of the Class B Common Stock are more fully described in “Description of Capital Stock.”

401(k) Plan

We expect to adopt a defined contribution plan intended to qualify as an eligible “cash or deferred arrangement” under Section 401(k) of the Internal Revenue Code. Under the 401(k) plan, participants will be able to defer a percentage of their compensation, the dollar amount of which may not exceed the limit as governed by applicable law. The 401(k) plan will also permit discretionary matching contributions by us in amounts and subject to limitations specified by our board of directors. Individual participants will be entitled to direct the trustee to invest their accounts in authorized investment alternatives selected by us.

AGREEMENTS WITH NEOs

The following is a description of selected terms of an agreement that Abraxis Health will assume from Abraxis BioScience in connection with the spin-off with respect to an NEO.

Employment Agreement with Edward Geehr

Dr. Geehr entered into an employment agreement with Abraxis BioScience, effective October 6, 2008, to serve as that company’s Executive Vice President of Operations. We will assume all of the obligations of Dr. Geehr’s employment agreement as part of the spin-off. Under the terms of the employment agreement, Dr. Geehr receives an annual base salary of $425,000, subject to annual review by the board of directors. In addition, Dr. Geehr is eligible to participate in the company’s general benefit plans, as well as the annual cash bonus plan designed for other executive officers. The compensation committee generally sets at their discretion the target bonus goals each fiscal year for the annual cash bonus plan, generally based on a percentage of base salary; however, Dr. Geehr’s employment agreement set his 2009 target bonus level at 50% of base salary. Additional terms with respect to benefits payable upon the executive’s termination of employment under certain circumstances are described below under “Payments upon Termination.”

PAYMENTS UPON TERMINATION

This section describes the payments and benefits that certain of Abraxis Health NEOs would be entitled to if their employment with Abraxis Health terminated under certain circumstances, as described below. Except as described below, no other NEO has an agreement with Abraxis Health regarding payments upon his termination of employment with the company.

Dr. Geehr’s employment agreement provides for severance benefits in the event that the executive’s employment is terminated (i) by the company without cause or (ii) by the executive for “Good Reason.” Severance benefits are specifically not triggered by a termination of employment in the event of a “sale transaction” where the agreement is specifically assumed by the successor entity. If severance benefits are triggered, the executive will receive (in addition to his salary up to the termination date, accrued vacation and other vested benefits under company benefit plans up to the date of termination) the sum of the following over a twelve month period from the date of termination (the “Severance Period”), subject to restrictions under Section 409A of the Code, (i) 150% of the executives salary based on his then-current base salary and (ii) a bonus (if applicable) calculated based generally on either the 2009 target incentive bonus (if the termination occurs before the 2009 bonus is paid) or the average of the last two annual incentive bonuses paid, and in either case, prorated to the date of termination. In addition, any stock options and other equity awards held by the executive would accelerate up to the end of the Severance Period. These severance payments and benefits are contingent on the executive agreeing not to compete with the company during the Severance Period and executing a general release in favor of the company. Under his employment agreement, these severance payments would equal $850,000, assuming his current base salary, a target bonus of 50% of base salary (with no proration), and not including a value for the acceleration of any equity holdings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain transactions and relationships entered into or existing since January 1, 2006 between Abraxis BioScience and certain affiliated parties.

Our Chief Executive Officer entered into an agreement on June 23, 2006 with a party not affiliated with our company or our Chief Executive Officer for the purchase of an aircraft for $46.5 million. On August 1, 2006, Old Abraxis’ board ratified the purchase and the company’s assumption of the agreement. Under the agreement, the buyer had the right to a pre-purchase inspection of the aircraft and, based on the results of that inspection, to reject the aircraft, terminate the agreement and receive the deposit back. The only representations made by the seller under the agreement related to: (i) its organization and good standing; (ii) power and authority to enter into, and the enforceability of, the agreement; (iii) no conflicts with existing licenses, obligations and agreements; (iv) no outstanding taxes, duties, penalties or charges with respect to the aircraft; (v) title to the aircraft; and (vi) no litigation affecting the sale of the aircraft. The only representations made by the buyer under the agreement related to (i) power and authority to enter into, and the enforceability of, the agreement; (ii) no conflicts with existing licenses, obligations and agreements; and (iii) no litigation affecting the purchase of the aircraft.

Abraxis BioScience entered into an employment agreement with Edward Geehr. See the discussion of this agreement under “Agreements with Our NEOs” and “Payments upon Termination”. We will assume this agreement in connection with the spin-off. Abraxis BioScience also employs Edith Lee, the sister-in-law of the executive chairman, as Senior Director of Administration. Abraxis BioScience recognized compensation expense in 2008 for her of approximately $200,000, representing her salary and bonus as well as equity compensation related to her employment with Abraxis BioScience and its predecessor, Old Abraxis. Prior to joining Old Abraxis in 2006, she was an employee of ABI where she became a participant in the American BioScience Restricted Unit Plan II as more fully described in Note 11 to the financial statements included in Abraxis BioScience’s Annual Report on Form 10-K for the year ended December 31, 2008.

Pursuant to a registration rights agreement, Abraxis BioScience granted registration rights to our Chief Executive Officer and entities affiliated with him (the “Registration Rights Stockholders”), with respect to the shares of Abraxis BioScience common stock they received in the 2007 spin-off. Under the terms of that registration rights agreement, any securities issued or issuable in respect of Abraxis BioScience common (including our common stock) are entitled to the benefits of the registration rights agreement on the same basis as the Abraxis BioScience common stock. Accordingly, in connection with the spin-off, we will enter into a new registration rights agreement with our Chief Executive Officer and the entities affiliated with him containing provisions substantially identical to the registration rights agreement entered into in connection with the 2007 spin-off.

Our Chief Executive Officer and the entities affiliated with him will have the right to require us to register all or a portion of the shares of our common stock they receive in the distribution. In addition, these stockholders may require us to include their shares in future registration statements that we file and may require us to register their shares for resale on a Form S-3 registration statement. Upon registration, the registered shares generally will be freely tradeable without restriction. However, in connection with any underwritten offering, the stockholders will agree to lock up any other shares for up to 90 days and will agree to a limit on the maximum number of shares that can be registered for the account of these holders under so-called “shelf” registration statements.

Except for underwriters discounts and commissions and certain marketing expenses, we will be obligated to pay all expenses for the first eight registration statements filed upon the request of a holder of registrable securities, and any other or additional expenses of registration are to be borne by the holders of registrable securities on a pro rata basis. These registration rights are subject to some conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in registration. We will be obligated to indemnify the holders of these registration rights, and each selling holder will be obligated to indemnify us, against specified liabilities under the Securities Act of 1933, the Securities Exchange Act of 1934 and other applicable federal and state laws.

Policies and Procedures for Review and Approval of Related Party Transactions

Prior to completion of the spin-off, we expect that our board of directors will adopt a written policy providing that the board of directors or a committee of the board of directors review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a director, executive officer or 5% stockholder has or will have a direct or indirect material interest. Under this policy, the audit committee is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that they determine are not inconsistent with the best interests of the company. This policy will not apply to agreements entered into or other arrangements with our Chief Executive Officer, Dr. Soon-Shiong, and his related entities, including Abraxis BioScience, that are in existence at the time of the spin-off, including the agreements and arrangements described under “Relationship Between Abraxis BioScience and Us After the Spin-Off,” but will apply to any amendments made to these agreements following the spin-off.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the anticipated beneficial ownership of our common stock immediately following the spin-off, assuming a distribution ratio of one share of our common stock for each share of Abraxis BioScience common stock held on the record date, by (i) each person who is known by us to beneficially own more than 5% of our common stock, (ii) each of our anticipated directors, (iii) each of the named executive officers appearing in the Summary Compensation Table above, and (iv) all of the directors and executive officers as a group based upon information available to us concerning ownership of Abraxis BioScience common stock on April 30, 2009 (unless another date is indicated).

Name and Address of Beneficial Owner	Number of Common Stock Shares Beneficially Owned (1)	Percent of Class (%)
5% Stockholders

California Capital Limited Partnership (2) 10182 Culver Boulevard Culver City, CA 90232	9,203,594	22.94%
Directors and Named Executive Officers (3)

Patrick Soon-Shiong, M.D. (4)(5)	33,221,909	82.81%

Bruce Wendel (6)	17,219	*
Edward Geehr, M.D. (7)	1,532	*
Wayne A. Davey (8)	658	*

All named executive officers and directors as a group (four persons) (9)	33,241,318	82.86%

*	Represents beneficial ownership of less than 1% of issued and outstanding common stock on April 30, 2009.
(1)	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. The percentage of shares beneficially owned is based on 40,117,909 shares of common stock outstanding as of April 30, 2009. To our knowledge, except as indicated in the footnotes to this table, and subject to applicable community property laws, such persons have sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. The foregoing table includes all shares of common stock subject to options or other equity awards that are exercisable, will be exercisable or will vest within 60 days of April 30, 2009.
(2)	California Capital Limited Partnership has shared voting power of 9,203,594 shares and has shared dispositive power and is deemed to be the beneficial owner of 9,203,594 shares.
(3)	Except as otherwise indicated, the address of each of the executive officers and directors is c/o Abraxis BioScience, Inc., 11755 Wilshire Boulevard, Suite 2000, Los Angeles, California 90025.
(4)	Includes 33,028,933 shares comprised of 23,035,031 shares of common stock held by Soon-Shiong Community Property Revocable Trust, of which Dr. Soon-Shiong is trustee; 9,203,594 shares of common stock held by California Capital Limited Partnership, of which an entity controlled by Dr. Soon-Shiong is the general partner; and 790,308 shares of common stock held by RSU Plan LLC, of which Dr. Soon-Shiong is a member. Dr. Soon-Shiong disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.
(5)	Includes 192,976 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of April 30, 2009 and 2,045 shares of common stock subject to restricted stock units that will vest within 60 days of April 30, 2009.
(6)	Includes 16,299 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of April 30, 2009 and 920 shares of common stock subject to restricted stock units that will vest within 60 days of April 30, 2009.
(7)	Includes 919 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of April 30, 2009.
(8)	Includes 329 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of April 30, 2009.
(9)	See footnotes (4) through (8).

DESCRIPTION OF CAPITAL STOCK

General

We will be authorized to issue (i)              shares of common stock, (ii)              shares of Class B common stock and (iii)              shares of preferred stock. We are registering our common stock under the Securities Exchange Act of 1934 pursuant to a registration statement on Form 10 of which this information statement forms a part. We are not registering our Class B common stock.

The following description of our capital stock is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this information statement is a part, and by the provisions of applicable law.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared by our board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.

Based on the number of shares of Abraxis BioScience common stock outstanding as of                     , 2009 and the distribution ratio, we expect that              shares of our common stock will be distributed to Abraxis BioScience stockholders in the spin-off. All the shares of our common stock to be distributed to Abraxis BioScience stockholders in the spin-off will be fully paid and non-assessable and will constitute all the shares of our common stock that will be outstanding immediately after the spin-off.

Class B Common Stock

Except as described below, our common stock and Class B common stock have identical terms. Our Class B common stock is pari passu with our common stock and holders of the Class B common stock share ratably with holders of the common stock with respect to dividends and in the event of our liquidation, dissolution or winding up.

Prior to the distribution date, we will identify the participants in the 2009 Stock Bonus Plan and will issue to the participants a total of              shares of Class B common stock. Prior to the distribution date, we will also commit to issue to the participants, within      days after the distribution date a number of additional shares of our Class B common stock as necessary so that the aggregate fair market value of the all of the shares of Class B common stock issued under the 2009 Stock Bonus Plan prior to and after the distribution, as determined in good faith by our board of directors, will be approximately $500,000. We do not anticipate issuing additional shares of Class B common stock in the future.

The rights of the Class B common stock differ from the rights of the common stock as follows:

Non-Voting.

Shares of our Class B common stock are not entitled to vote for the election of directors, on any change in the number of authorized shares of Class B common stock or on any matter on which shares of our common stock or any other class of our capital stock are entitled to vote, including changes to our certificate of incorporation, except as may be required by law.

Non-Transferable.

Shares of our Class B common stock are non-transferable except (i) with the prior written approval of our board of directors or (ii) upon the death of the holder.

Optional Conversion.

At any time after the seventh anniversary of the distribution date, shares of Class B common stock may be converted into shares of common stock on a one-for-one basis either upon our, or the holder’s, election to convert such shares.

In addition, at any time after the later of the date the holder of a share of Class B common stock ceases to be employed by us and the second anniversary of the distribution date, we may elect to convert shares of Class B common stock held by such former employee into shares of common stock on a one-for-one basis.

Redemption.

At any time after the later of the date the holder of a share of Class B common stock ceases to be employed by us and the second anniversary of the distribution date, we may elect to redeem shares of Class B common stock held by such former employee. Any redemption of Class B common stock from a former employee will be for a per share price equal to (i) the average volume weighted price of a share of our common stock for the thirty trading days ending three trading days prior to the redemption date or if, in the good faith determination of our board of directors, there is no viable trading market in shares of our common stock, (ii) the fair market value of a share of common stock on the redemption date as determined in good faith by our board of directors.

Preferred Stock

Our amended and restated certificate of incorporation that will be in effect on the distribution date will authorize our board of directors, without any vote or action by the holders of our common stock, to issue up to shares of preferred stock. Our board of directors will have authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Section 203 of the Delaware General Corporation Law

We, like Abraxis BioScience, will not be subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law regulates corporate acquisitions and other business combinations and provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder unless:

•

prior to the time a person became an interested stockholder, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the corporation’s outstanding voting stock at the time the transaction commenced, other than statutorily excluded shares; or

•

at or after the time a person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

The term “business combination” is defined to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders.

Anti-Takeover Provisions

Provisions of our amended and restated certificate of incorporation and bylaws, which will be adopted prior to the spin-off, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the trading price for the shares held by stockholders. In particular, our amended and restated certificate of incorporation and bylaws, as applicable, among other things:

•

provide that special meetings of the stockholders may be called only by our president, our secretary or at the direction of our board of directors. Advance written notice of a stockholder proposal or director nomination that the stockholder desires to present at a meeting of stockholders is required and generally must be received by the secretary not less than 120 days prior to the date on which the company first mailed its proxy materials for the previous years’ annual meeting;

•

do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of the company;

•	provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders; and

•

allow us to issue up to             shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the trading price of the common stock as well as having the anti-takeover effect discussed above.

These provisions may make it more difficult for, or prevent an unsolicited third party from, acquiring control of us or changing our board of directors and management. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board and in the policies formulated by them and to discourage certain types of transactions that may involve an actual or threatened change in control of the company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. These provisions, however, could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the trading price of our shares.

Transfer Agent and Registrar

American Stock Transfer & Trust Company will be the transfer agent and registrar for our common stock commencing upon the distribution date. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and its telephone number is (212) 936-5100.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bylaws will provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our bylaws will also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements provide for, among other things, the indemnification of our directors and officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of the company, arising out of that person’s services as a director or officer of our company or any other company or enterprise to which that person provides services at our request to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for liability arising under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will provide for the elimination of personal liability of a director for monetary damages for breach of fiduciary duty, as permitted by Delaware law.

We will maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement under the Exchange Act with respect to the shares of our common stock being distributed in connection with the spin-off. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the SEC may be inspected at the public reference facilities of the SEC listed below.

After the spin-off, we will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We intend to furnish holders of our common stock with annual reports containing financial statements audited by independent accountants beginning with the fiscal year ending December 31, 2009.

No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Abraxis BioScience, Inc.

We have audited the accompanying combined balance sheets of Abraxis Health, Inc. (Abraxis Health, a component of Abraxis BioScience, Inc.) as of December 31, 2008 and 2007, and the related combined statements of operations and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of Abraxis Health’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financials statements are free of material misstatement. We were not engaged to perform an audit of Abraxis Health, Inc.’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Abraxis Health, Inc. at December 31, 2008 and 2007, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the accompanying financial statements reflect a change in reporting entity, which has been applied retrospectively to all periods presented.

/s/ Ernst & Young LLP

Los Angeles, California

June 10, 2009,

except for the effects on the financial statements

for the change in reporting entity described in Note 2, as to which the date is August 4, 2009

Abraxis Health, Inc.

(a Component of Abraxis BioScience, Inc.)

Combined Balance Sheets

	December 31,
	2008	2007
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$786	$208
Accounts receivable	671	1,270
Related party receivable	2,776	—
Inventories	709	29
Prepaid expenses and other current assets	16,776	2,049

Total current assets	21,718	3,556
Property, plant and equipment, net	152,861	130,189
Intangible assets, net	8,852	140
Investment in Drug Source Company, LLC	10,416	8,556
Investments	29,187	20,209
Other non-current assets	3,129	315

Total assets	$226,163	$162,965

Liabilities and net investment in Abraxis Health
Current liabilities:
Accounts payable	$7,352	$268
Accrued liabilities	10,432	8,487
Related party payable	—	90
Deferred rental income	976	526

Total current liabilities	18,760	9,371
Deferred income taxes, non-current	1,839	—
Long-term portion of deferred rental income	—	1,893
Other non-current liabilities	7,761	1,464

Total liabilities	28,360	12,728
Abraxis BioScience, Inc. net investment in Abraxis Health	201,530	149,651
Accumulated other comprehensive (loss) income	(3,727)	586

Net investment in Abraxis Health	197,803	150,237

Total liabilities and net investment in Abraxis Health	$226,163	$162,965

See accompanying notes to combined financial statements

Abraxis Health, Inc.

(a Component of Abraxis BioScience, Inc.)

Combined Statements of Operations and Comprehensive Loss

	Years ended December 31,
	2008	2007	2006
	(in thousands)
Net revenue	$2,999	$1,269	$—
Operating expenses:
Cost of revenues	2,383	1,501	—
Research and development	48,354	33,519	10,017
Selling, general and administrative	9,103	8,091	2,674
Acquired in-process research and development	13,900	—	—
Equity in net income of Drug Source Company, LLC	(1,860)	(2,900)	(2,924)

Total operating expenses	71,880	40,211	9,767

Loss from operations	(68,881)	(38,942)	(9,767)
Other expense	(6,822)	—	—
Interest expense	(189)	(190)	(1,893)
Other income	4,353	630	—

Loss before income taxes	(71,539)	(38,502)	(11,660)
Benefit for income taxes	(148)	—	—

Net loss	$(71,391)	$(38,502)	$(11,660)

Comprehensive loss, net of tax:
Unrealized loss on marketable equity securities	$(2,882)	$(600)	$(898)
Foreign currency translation adjustments	(1,431)	—	—
Net loss	(71,391)	(38,502)	(11,660)

Comprehensive loss	$(75,704)	$(39,102)	$(12,558)

See accompanying notes to combined financial statements

Abraxis Health, Inc.

(a Component of Abraxis BioScience, Inc.)

Combined Statements of Cash Flows

	Years Ended December 31,
	2008	2007	2006
	(in thousands)
OPERATING ACTIVITIES:
Net loss	$(71,391)	$(38,502)	$(11,660)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,915	2,802	434
Amortization	429	27	26
Acquired in-process research and development charge	13,900	—	—
Loan forgiveness	—	—	609
Share-based compensation	2,361	6,875	966
Amortization of deferred rental income	(1,443)	(414)	—
(Gain) loss on disposal of property, plant and equipment	(157)	98	72
Other than temporary loss on marketable securities	4,658	—	—
Loss on valuation of derivatives	1,664	—	—
Deferred income taxes	(72)	—	—
Equity in net income of Drug Source Company, LLC	(1,860)	(2,900)	(2,924)
Changes in operating assets and liabilities:
Accounts receivable	623	(1,270)	—
Inventories	(680)	(29)	—
Prepaid expenses and other current assets	(4,593)	(1,856)	(122)
Accounts payable and accrued expenses	8,282	1,477	1,983
Related party	(2,866)	90	(125)
Other non current liabilities	(739)	—	—

Net cash used in operating activities	(47,969)	(33,602)	(10,741)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(33,409)	(39,910)	(61,272)
Purchases of available-for-sale investments	(19,730)	(150)	—
Cash paid for acquisition, net of cash acquired	(14,998)	—	—
Purchase of warrants and investment rights	(2,591)	—	—
Acquisition of other non-current assets	(7,249)	(658)	(13,338)
Equity investment in unconsolidated entity	—	—	(3,000)
Proceeds from paydown of notes receivable	—	—	1,280

Net cash used in investing activities	(77,977)	(40,718)	(76,330)

FINANCING ACTIVITIES:
Net transactions with Abraxis BioScience, Inc.	126,495	74,528	87,071

Net cash provided by financing activities	126,495	74,528	87,071

Effect of exchange rates on cash	29	—	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	578	208	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	208	—	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$786	$208	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	189	$190	$1,893

See accompanying notes to combined financial statements

Abraxis Health, Inc.

(a Component of Abraxis BioScience, Inc.)

Notes to Combined Financial Statements

December 31, 2008

1. Description of Business

The board of directors of Abraxis BioScience, Inc. (formerly New Abraxis, Inc.) (“Abraxis BioScience”) has approved a plan to spin-off a significant portion of its drug discovery, manufacturing and development business as a new independent, stand-alone company. The drug discovery, manufacturing and development business following the spin-off is referred to in these financial statements as “Abraxis Health.” Following the spin-off, Abraxis BioScience stockholders will own (i) shares of Abraxis Health and (ii) shares of Abraxis BioScience. Abraxis BioScience will continue to operate its existing business, excluding the portion of the drug discovery, manufacturing and development business to be held by Abraxis Health. References to the historical assets, liabilities, products, businesses or activities of Abraxis Health are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the business as it was conducted as part of Abraxis BioScience prior to the proposed spin-off.

Abraxis Health was incorporated under the laws of the State of Delaware in December 2008 as a wholly-owned subsidiary of Abraxis BioScience, Inc. Prior to the spin-off, Abraxis Health will enter into several agreements with Abraxis BioScience related to, among other things, pre-clinical and product development, manufacturing, transition services, tax allocations and a number of ongoing commercial relationships. In addition, Abraxis Health will enter into a product license agreement under which Abraxis Health will exclusively license to Abraxis BioScience three pre-clinical nab ® product candidates. Abraxis Health will also enter into a secured credit facility with Abraxis BioScience under which Abraxis Health may borrow up to $200 million for working capital and general corporate purposes; however, Abraxis Health may borrow no more than $50 million during the six-month period following the spin-off and no more than an additional $50 million during the six-month period thereafter. Consummation of the spin-off is subject to certain conditions, including final approval by the Abraxis BioScience board of directors and the effectiveness of the registration statement filed with the Securities and Exchange Commission in connection with the spin-off. Approval by Abraxis BioScience stockholders is not required as a condition to the consummation of the proposed spin-off.

Abraxis Health is establishing a fully-integrated, next-generation, evidence-based, personalized healthcare company dedicated to the discovery, development, validation and clinical application of next-generation diagnostics and therapeutics tailored to the specific molecular profiling of patient tissues and that will offer safer and more effective treatments for critical illnesses.

Abraxis Health plans to develop a proprietary model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure that integrates patient data management, bioinformatics, discovery, molecular medicine and clinical development. Abraxis Health currently is designing and acquiring the necessary infrastructure and plans to acquire and internally develop the hardware and software modules to organize and integrate the data streams that form the foundation of this interactive database. In so doing, Abraxis Health will aim to deliver the right medicine to the right patient at the right time. Abraxis Health will develop, test and validate next-generation diagnostics and drugs to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. This will enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, improving outcomes and pharmacoeconomics.

Abraxis Health’s financial statements reflect the historical financial position, results of operations and cash flows of the portion of the drug discovery, manufacturing and development business to be transferred to Abraxis Health from Abraxis BioScience as part of the spin-off. Abraxis Health’s financial statements have been prepared and are presented as if Abraxis Health had been operating as a separate entity using the historical cost basis of the relevant assets and liabilities of Abraxis BioScience and including the historical operations of the portion of the drug discovery, manufacturing and development business to be transferred to Abraxis Health from Abraxis

BioScience as part of the proposed spin-off. For each of the periods presented, Abraxis Health was fully integrated with Abraxis BioScience, including product development, accounting, finance, treasury, payroll, internal audit, information technology, tax, legal services and investor relations.

The accompanying financial statements include all revenues and costs that are directly attributable to Abraxis Health. However, in circumstances where costs are shared, management used certain estimates to allocate costs between Abraxis Health and Abraxis BioScience. Such shared costs include employee related costs (including salary, benefits and related overhead) and third party external costs for product development and research and general and administrative services. Management believes the methods used to allocate these operating expenses are reasonable and appropriate. The allocation methods are based on a detailed historical cost center analysis and management’s estimates of efforts expended on the respective operations of Abraxis BioScience and Abraxis Health. Individual cost centers were reviewed to determine whether the costs related specifically to Abraxis BioScience or Abraxis Health or were shared. For shared cost centers, the department managers estimated the percentage of their employees’ time spent on the various drug discovery projects related to Abraxis BioScience or Abraxis Health, and used these percentages to allocate the costs accordingly. These allocated operating expenses totaled approximately $21.0 million, $25.5 million and $12.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

2007 Separation

On November 13, 2007, Abraxis BioScience, Inc. (formerly American Pharmaceutical Partners, Inc.) (“Old Abraxis”) was separated into two independent publicly-traded companies: one holding the former Abraxis Pharmaceutical Products business (which is referred to as the “hospital-based business”); and the other holding the former Abraxis Oncology and Abraxis Research businesses (which is referred to as the “proprietary business” or “New Abraxis”). Following the separation, the proprietary business changed its name from New Abraxis, Inc. to Abraxis BioScience, Inc. and the hospital-based business was operated under the name APP Pharmaceuticals, Inc. (“APP”). References to the “2007 Separation” refer to the transactions in which the proprietary business and hospital-based business of Old Abraxis were separated into two independent public companies.

In connection with the 2007 Separation, stockholders of Old Abraxis as of November 13, 2007 received one share of Abraxis BioScience common stock for every four shares of Old Abraxis common stock held as of that date. In addition, in connection with the 2007 Separation, Abraxis BioScience entered into a separation and distribution agreement that provided for, among other things, the principal corporate transactions required to effect the 2007 Separation and other specified terms governing Abraxis BioScience’s relationship with APP after the separation. Abraxis BioScience also entered into various agreements with APP, including (i) a transition services agreement pursuant to which Abraxis BioScience and APP agreed to continue to provide each other with various services on an interim, transitional basis, for periods up to 24 months from the date of the 2007 Separation depending on the particular service; (ii) a manufacturing agreement whereby Abraxis BioScience and APP agreed to manufacture Abraxane ® and certain other products and to provide other manufacturing-related services for a period of four or five years; (iii) an employees matters agreement providing for each company’s respective obligations to employees and former employees who are or were associated with their respective businesses, and for other employment and employee benefit matters; (iv) various real estate leases; and (v) a tax allocation agreement.

2006 Merger

On April 18, 2006, American Pharmaceutical Partners, Inc. (“Old APP”) completed a merger with American BioScience, Inc. (“ABI”), Old APP’s former parent, pursuant to the terms of the Agreement and Plan of Merger dated November 27, 2005, which is referred to as the “2006 Merger.” Old APP’s certificate of incorporation was amended to change its name to Abraxis BioScience, Inc.

For accounting purposes, the 2006 Merger was treated as a downstream merger with ABI viewed as the surviving entity, although Old APP was the surviving entity for legal purposes. As such, effective as of the merger date, the 2006 Merger was accounted for as an implied acquisition of Old APP’s minority interests using the purchase method of accounting. Therefore, the historical book value of the minority interests was stepped up to its estimated fair values and the historical shareholders’ equity of the accounting acquirer, ABI, was retroactively restated for the equivalent number of shares received in the 2006 Merger. The purchase price attributed to minority interests was allocated to the minority interests’ pro-rata share of Old APP’s tangible and identifiable intangible assets and liabilities based on their estimated fair values at the acquisition date.

2. Summary of Significant Accounting Policies

Basis of Accounting and Combination

The combined financial statements include the assets, liabilities and results of operations of the legal entities and components of Abraxis BioScience that constitute the portion of the drug discovery, manufacturing and development business to be spun-off. Such entities include, among others, Abraxis Health’s wholly-owned subsidiaries, Chicago BioScience, LLC, Shimoda Biotech (Proprietary) Limited, and Platco Technologies (Proprietary) Limited, as well as its majority-owned subsidiary, Cenomed BioSciences, LLC. Additionally, the combined financial statements include Abraxis Health’s investment in Drug Source Company, LLC, which is accounted for using the equity method. All material intercompany balances and transactions have been eliminated in combination. Historical cost basis of assets and liabilities has been reflected in these financial statements. Management believes that the assumptions underlying the combined financial statements are reasonable. However, the financial information in these combined financial statements does not include all of the expenses that would have been incurred had Abraxis Health been a separate, stand-alone entity and does not reflect Abraxis Health’s results of operations, financial position and cash flows had Abraxis Health been a stand-alone company during the periods presented. Additionally, in lieu of presenting a statement of stockholder’s equity, Abraxis Health presents Abraxis BioScience’s net investment in Abraxis Health (see “Note 10—Net Investment in Abraxis Health”) because a direct ownership relationship did not exist between all the various units comprising Abraxis Health.

The Company has changed the components of the Abraxis Health, Inc. reporting entity since the Form 10 filed on June 15, 2009 to include an equity investment in Drug Source Company, LLC and property, plant and equipment at the Grand Island, New York manufacturing facility. The change to include an equity investment in Drug Source Company, LLC and property, plant and equipment at the Grand Island, New York manufacturing facility in the Abraxis Health, Inc. reporting entity has been retrospectively reflected in the financial statements as of December 31, 2008 and 2007 and for each of the three years ended December 31, 2008.

The following is a summary of the effects of the change in reporting entity on Abraxis Health’s net loss for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Net loss as previously reported	$(73,251)	$(41,402)	$(14,584)
Adjustment	$1,860	$2,900	$2,924

As reported to reflect change in reporting entity	$(71,391)	$(38,502)	$(11,660)

For variable interest entities, we assess the terms of our interest in the entity to determine if we are the primary beneficiary as prescribed by FASB Interpretation 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46R). The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interest. Variable interests are ownership, contractual or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests. Abraxis Health has one variable interest entity, DiThera, Inc., and since Abraxis Health is the primary beneficiary the variable interest entity is consolidated in our financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements. Estimates also may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and investments having a maturity of three months or less at the time of acquisition are classified as cash and cash equivalents.

Accounts Receivable and Concentration of Credit Risk

To help control its credit exposure, Abraxis Health routinely monitors the creditworthiness of its customers, reviews outstanding customer balances and records allowances for bad debts as necessary. Historical credit losses have been insignificant. Accounts receivable at December 31, 2008 and 2007 are due from one customer.

Inventories

Inventories are related to contract manufacturing materials and are valued at the lower of cost or market as determined under the first-in, first-out, or FIFO, method, as follows:

	December 31,
	2008	2007
	(in thousands)
Finished goods	$138	$—
Work in process	58	13
Raw materials	513	16

Total	$709	$29

Abraxis Health routinely reviews its inventories and establishes reserves when the cost of the inventories are not expected to be recovered or its product cost exceeds realizable market value. Abraxis Health reserves for any impairment based on the specific facts and circumstances. Provisions for inventory reserves are reflected in the financial statements as an element of cost of revenues with inventories presented net of related reserves.

Investment in Drug Source Company, LLC

Drug Source Company, LLC is a joint venture with three other partners established in June 2000 to purchase raw materials for resale to pharmaceutical companies. Since Abraxis Health’s 50% interest in Drug Source Company does not provide financial or operational control of the entity, Abraxis Health accounts for its interest in Drug Source Company under the equity method. Equity in the net income of Drug Source Company is classified in operating expenses in the combined statements of operations.

Investments

Investments consisted of the following:

	December 31,
	2008	2007
	(in thousands)
Investment in real estate	$13,352	$13,352
Available-for-sale securities	11,574	3,739
Derivatives	1,143	—
Cost-basis investment	3,118	3,118

Total	$29,187	$20,209

Marketable Securities

Abraxis Health determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates such determinations at each balance sheet date. Abraxis Health considers its marketable equity and debt investments available-for-sale as defined in Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, these investments are recorded at fair value and the unrealized gains and losses are included in determination of comprehensive income (loss) and reported in Abraxis BioScience’s net investment in Abraxis Health. As of December 31, 2008, Abraxis Health had $15.3 million of marketable securities that were designated as available-for- sale securities, of which, $3.7 million is included in “Prepaid expenses and other current assets” and $11.6 million is included in “Investments”. At December 31, 2007, Abraxis Health had $3.7 million of marketable securities designated as available-for-sale included in “Investments”. Available for sale securities consisted of the following:

	December 31, 2008			December 31, 2007
	Adjusted Cost	Unrealized gain (loss)	Estimated Fair Market Value	Adjusted Cost	Unrealized gain (loss)	Estimated Fair Market Value
	(in thousands)
Marketable equity securities	$8,613	$(2,434)	$6,179	$2,650	$1,089	$3,739
Marketable debt securities	9,131	—	9,131	—	—	—

Total available for sale securities	$17,744	$(2,434)	$15,310	$2,650	$1,089	$3,739

In May 2008, Abraxis Health purchased notes having an aggregate principal amount of $5.0 million from a privately held company. The notes are senior secured convertible notes due 2018 and earn interest at nine percent per annum. The notes are convertible into an ownership interest of up to 49% of the privately held company. In addition, at the option of the privately held company, subject to certain restrictions, Abraxis Health may be required to purchase additional notes having an aggregate principal amount of up to $5.0 million within six months from the closing date. This option was subsequently extended to May 2009 during the third quarter of 2008 and to December 31, 2009 (or such earlier date after June 30, 2009 as Abraxis Health may designate on 30 days notice) in the first quarter of 2009. The $5.0 million convertible notes are designated as available-for-sale securities and are measured at fair value each reporting period.

In November 2008, Abraxis Health purchased notes having an aggregate principal amount of $5.0 million from a publicly-held company. The convertible notes are due in 2015 and bear interest at nine percent per annum. The notes are convertible into common shares at a conversion price of $1.25 per share. The notes have a further provision for warrants representing the right to purchase additional common stock of the company in two tranches. The first tranche is exercisable in whole or in part at $2 per share, which could result in Abraxis Health having a 40% ownership interest in the company. The second tranche is exercisable in whole or in part at $3 per share which could result in an increase of our ownership interest from 40% to 50%, assuming full conversion of the notes. The $5.0 million convertible notes are designated as available-for-sale securities and are measured at fair value each reporting period.

Abraxis Health reviews quarterly its available-for-sale securities for other than temporary declines in fair value and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review includes an analysis of the facts and circumstances of each individual investment such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security’s performance and the creditworthiness of the issuer. For the year ended December 31, 2008, Abraxis Health realized other than temporary losses of $4.7 million on available-for-sale securities whose values, based on market quotation, had declined below their carrying value and Abraxis Health assessed the decline as other-than-temporary. The loss is included in “Other expense” in the combined statements of operations. There were no such losses in 2007 and 2006. As of December 31, 2008, Abraxis Health has one investment in a marketable equity security with an unrealized loss of $3.4 million. As of December 31, 2008, Abraxis Health concluded that the unrealized loss on this investment is temporary in nature. Abraxis Health believes that the change in the unrealized loss on the security was caused by general market conditions and an other-than-temporary impairment does not presently exist. Additionally, Abraxis Health has the intent and ability to hold this investment for the time necessary for fair value to recover above cost.

Fair Value Measurement

Abraxis Health adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), effective January 1, 2008, for its financial assets and liabilities. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The adoption of SFAS 157 did not have a material impact on our consolidated financial statements.

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 —	Valuations based on quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable; either directly or indirectly; and

Level 3 —	Valuations based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable; thus, reflecting assumptions about the market participants. Level 3 assets include financial instruments whose value is determined using various valuation techniques, such as discounted cash flow methodologies, analyzing the creditworthiness of the underlying entities by reviewing their financial statements, credit reports, or financial metrics, and reviewing prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities, for which the determination of fair value requires significant management judgment or estimation.

The following fair value hierarchy table presents information about each major category of Abraxis Health’s financial assets measured at fair value on a recurring basis as of December 31, 2008:

	Basis of fair value measurements
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2008
	(in thousands)
Marketable equity securities	$6,179	$—	$—	$6,179
Marketable debt securities	—	—	9,131	9,131
Derivatives	—	1,143	—	1,143

Total	$6,179	$1,143	$9,131	$16,453

Gains or losses considered to be temporary are included in accumulated other comprehensive loss at each measurement date. Other than temporary losses are included in other expense in the statement of operations.

The level 3 marketable securities represent convertible notes that were purchased in May and November 2008 (see above), with the exception of embedded features that required separate accounting as derivatives pursuant to Statement 133 and are subject to Level 2 fair value measurements. There is limited market activity for these convertible notes such that the determination of fair value requires significant judgment or estimation. The convertible notes are initially measured at acquisition cost and subsequently valued by considering, among other items, assumptions that market participants would use in their estimates of fair value, such as the collateral underlying the security, financial results of the issuer, the difficulty in selling an investment without an active market, the creditworthiness of the issuer, and the timing of expected future cash flows. The value of the convertible notes at December 31, 2008 approximates their purchase price. Abraxis Health had no level 2 or 3 investments as of December 31, 2007.

Fair Value of Financial Instruments

Abraxis Health’s financial instruments consist mainly of cash and cash equivalents, accounts receivable and accounts payable. Cash equivalents include investments with maturities of three months or less at the time of acquisition. At December 31, 2008 and 2007, the carrying amounts of items comprising current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments.

Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost or allocated acquisition value. Provisions for depreciation are computed for financial reporting purposes using the straight-line method over the estimated useful life of the related asset and for leasehold improvements the lesser of the estimated useful life of the related asset or the term of the related lease as follows:

Buildings and improvements	10-30 years
Corporate aircraft	15 years
Machinery and equipment	3-10 years
Furniture and fixtures	5-7 years

Depreciation expense included in operations was $3.9 million, $2.8 million and $0.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, Abraxis BioScience utilized certain assets owned by Abraxis Health and accordingly, the related depreciation expense of $9.7 million, $7.6 million and $5.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, was not allocated to Abraxis Health’s operating results.

Property, plant, and equipment consisted of the following:

	December 31,
	2008	2007
	(in thousands)
Land	$9,211	$9,211
Building and improvements	74,933	71,607
Machinery and equipment	23,941	23,826
Corporate aircraft	46,552	46,552
Furniture and fixtures	4,715	2,097
Construction in progress	33,544	5,542

	192,896	158,835
Less accumulated depreciation	(40,035)	(28,646)

Total	$152,861	$130,189

Intangible Assets

Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis over the period estimated revenues are expected to be derived from such assets (weighted average amortization period of approximately 16.6 years). Abraxis Health reviews its intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amount of an intangible asset may not recoverable.

Revenue Recognition

Revenue includes contract manufacturing and research revenue. Contract manufacturing revenue is recognized when title and risk of loss have transferred to the customer, collection is reasonably assured and Abraxis Health has no further performance obligation. Research revenue generally consists of amounts earned from the development and research to advance the commercial application of pharmaceutical compounds for third parties. Such research revenue may include upfront license fees, milestone payments and reimbursement of development and other costs, and royalties. Non-refundable upfront license fees under which Abraxis Health has continuing involvement in the form of development, manufacturing or commercialization are recognized as revenue ratably over either the development period, if the development risk is significant, or the estimated product useful life, if development risk has been substantially eliminated. Achievement-based milestone payments are recognized as revenue when the milestone objective is attained because the earnings process relating to such payments is complete upon attainment and because the payments are non-refundable and are not dependent upon future activities or the achievement of future objectives. As such, these milestone payments are at risk and require substantive activity to achieve. Reimbursement of development and other costs are recognized as revenue as the related costs are incurred. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectability is reasonably assured. Royalty estimates are made in advance of amounts collected using historical and forecasted trends.

Income Taxes

Abraxis Health was not a separate legal entity and, therefore, was not subject to taxation by federal and state authorities for the periods presented; however, income taxes are provided in the accompanying combined financial statements as if Abraxis Health was filing a separate return. Pursuant to the tax allocation agreement to be entered into in connection with the spin-off, Abraxis BioScience will indemnify Abraxis Health for all tax liabilities imposed on the Abraxis BioScience consolidated group in all periods prior to the spin-off, imposed on Abraxis BioScience and its subsidiaries in all periods following the date of the spin-off and arising as a result of the spin-off. As a result, Abraxis Health generally will only be liable for tax liabilities imposed on Abraxis Health and its subsidiaries in periods after the spin-off.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the combined financial statements in the period that includes the legislative enactment date. The valuation allowance established is based on Abraxis Health’s estimates of taxable income by jurisdiction in which Abraxis Health operates and the period over which Abraxis Health’s deferred tax assets will be recoverable. In the event that actual results differ from these estimates or Abraxis Health adjusts these estimates in future periods, Abraxis Health may need to change the valuation allowance, which could materially impact its financial position and results of operations.

Research and Development Costs

Research and development costs are expensed as incurred or consumed and consist of up-front fees and milestones paid to collaborators and expenses incurred in performing research and development activities including salaries and benefits, facilities expenses, depreciation, overhead expenses, contract services and other outside expenses.

Acquired In-Process Research and Development

For acquisitions prior to January 1, 2009, the estimated fair value of acquired in-process research and development projects, which had not reached technological feasibility at the date of acquisition and which did not have an alternative future use, were immediately expensed. Beginning January 1, 2009, with the adoption of FASB Statement No. 141R, Business Combination, the fair value of acquired in-process research and development projects will be capitalized at acquisition date (see “Recent Accounting Pronouncements” below).

Share-Based Compensation

Those Abraxis BioScience employees who become employees of Abraxis Health following the spin-off will continue to hold equity awards in Abraxis BioScience. Share-based compensation expense for Abraxis Health is allocated based on the Abraxis BioScience consolidated expense for these employees. Such expense is accounted for in accordance with SFAS 123(R), Share-Based Payment (“SFAS 123(R)”), which requires the recognition of compensation cost for all share-based payments (including employee stock options) at fair value. Abraxis Health uses the straight-line attribution method to recognize share-based compensation expense over the vesting period of the award. Options currently granted generally expire ten years from the grant date and vest ratably over a four-year period, while awards under the Restricted Stock Unit (“RSU”) Plan II generally vested with respect to one half of the units on the second anniversary of the 2006 Merger with the remaining one half of the units vesting on the fourth anniversary of the 2006 Merger.

Share-based compensation recognized under SFAS 123(R), as well as expense associated with the retrospective application, uses the Black-Scholes option pricing model to estimate the fair value of options granted under equity incentive plans and rights to acquire stock granted under a stock participation plan. Compensation expense related to equity awards of restricted stock units is based upon the market price on the date of grant. Abraxis BioScience has a restricted stock unit plan that Abraxis Health employees participate in, the RSU Plan II. Additionally, expense related to the RSU Plan II awards is based on the lower of the market price of Abraxis BioScience’s common stock or $66.63 and is expensed on a straight-line basis over the applicable vesting period. Pre-tax share-based employee compensation costs for the year ended December 31, 2008 was $2.4 million, including $1.6 million relating to the RSU plans. Pre-tax share-based employee compensation costs for the years ended December 31, 2007 and 2006 were $6.9 million and $1.0 million, respectively. Refer to “Note 11—Stock Compensation” for a more detailed discussion.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement No. 141(R), Business Combination (“SFAS 141R”) and Statement No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”). These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests consolidated financial statements. SFAS 141R and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier application is not permitted. SFAS 141R and SFAS 160 could have a significant impact on Abraxis Health’s accounting for future business combinations and other business arrangements after the implementation of these statements.

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements (“EITF 07-1”). EITF 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements. EITF 07-1 will be applicable to arrangements Abraxis Health may enter into regarding development and commercialization of products and product candidates. EITF 07-1 is effective for Abraxis Health as of January 1, 2009, and will not have a significant impact on its consolidated results of operations and financial position.

In April 2008, the FASB issued Staff Position 142-3 (“FSP 142-3”), Determination of the Useful Life of Intangible Assets. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognizable intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. generally accepted accounting principles. FSP 142-3 is effective for Abraxis Health beginning on January 1, 2009 and will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of FSP 142-3 could have a significant impact on Abraxis Health’s accounting for future recognized intangible assets.

In October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. FSP 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements, in a market that is not active and provides an example to illustrate key considerations in determining fair value of financial assets when the market for that financial asset is not active. FSP 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. FSP 157-3 was effective upon issuance and included prior periods for which financial statements had not been issued. The application of FSP 157-3 did not have a material impact on Abraxis Health’s consolidated results of operations or financial position.

3. Acquisition and Other Transactions

Acquisition of Shimoda Biotech and Platco Technologies

In April 2008, Abraxis Health acquired Shimoda Biotech (Pty) Ltd and its subsidiary, Platco Technologies (Pty) Ltd, located in South Africa. Shimoda Biotech focuses on the development of new pharmaceutical products by combining successful off-patent molecules with a novel cyclodextrin drug delivery platform, seeking to exploit the faster onset and improved bioavailability characteristics of that platform. Platco Technologies focuses on the development of novel platinum-based anti-cancer drugs. Shimoda’s first cyclodextrin-based product, Dyloject ® (diclofenac sodium solution for injection), is an injectable painkiller for the treatment of post-surgical pain. Dyloject ® is a solubilized intravenous formulation of diclofenac. Diclofenac is a non-steroidal anti-inflammatory drug (NSAID). Dyloject ® was launched in December 2007 in the United Kingdom by Javelin Pharmaceuticals under an exclusive worldwide license agreement pursuant to which Shimoda Biotech will receive milestone payments and royalties.

Under the terms of the agreement, Abraxis Health acquired 100% of the equity of both Shimoda Biotech and Platco Technologies for an initial upfront payment at closing of $15.1 million, plus potential additional payments of up to $23.2 million upon the achievement of specified milestones. Of the initial up-front payment of $15.1 million, $0.4 million of the proceeds are held in an escrow account to be paid out to certain creditors of the former shareholders upon resolution of a final settlement agreement. Abraxis Health has recorded this $0.4 million as restricted cash within Prepaid Expenses and Other Current Assets. Abraxis Health accounted for the purchase as a business combination and the purchase price paid, including transaction costs of $0.3 million, was allocated to the net assets and liabilities acquired based on their respective fair values at the acquisition date, which included $10.7 million of intangible assets associated with Dyloject ®, $2.0 million of royalty receivables and $9.6 million in liabilities relating to milestones payments to be paid in the future. The $10.7 million of identifiable intangible assets represents existing technology with an estimated amortizable life of seventeen years. The $9.6 million of liabilities includes $4.6 million of milestone payments that were determinable beyond a reasonable doubt at the time of acquisition, and $4.9 million of excess fair value of acquired net assets over cost was recognized as additional contingent consideration. In January 2009, the $2.0 million royalty receivable was received and the $4.6 million milestone payment was paid. Additionally, $13.9 million of the purchase price was expensed as in-process research and development for projects that, as of the acquisition date, had not yet reached technological or regulatory feasibility and had no alternative future uses in their current states. The results of Shimoda Biotech and Platco Technologies have been included in the combined financial statements as of the acquisition date.

Investment and License Agreements with ProMetic Life Sciences Inc.

In September 2008, Abraxis Health entered into agreements with ProMetic Life Sciences Inc. (ProMetic) to develop and commercialize four biopharmaceutical products targeting underserved medical conditions. Abraxis Health entered into the following agreements: (i) a securities purchase agreement, (ii) a license agreement, (iii) a supply and license agreement, (iv) an exclusive manufacturing agreement, and (v) a services agreement. The transaction included an initial investment in ProMetic of $7 million and optional future investment rights of up to $25 million. Of the $7 million initial investment, $5.2 million was allocated to the purchase of ProMetic’s common stock and $1.8 million was allocated to the future investment rights option. Abraxis Health will have access to ProMetic’s proprietary technologies to commercialize the biopharmaceuticals and will fund all development costs to regulatory approval. For the year ended December 31, 2008, Abraxis Health incurred $1.1 million in development costs under the license agreements and are committed to $3.3 million through December 31, 2009. Abraxis Health may also make potential payments of $2 million upon achievement of specified milestones and make royalty payments to ProMetic based on potential net sales. Additionally, ProMetic will perform product development activities on behalf of Abraxis Health under the service agreement.

Various Other 2008 Agreements

In December 2008, Abraxis Health entered into an agreement to provide a grant to a non-profit US-based incubator for biomedical start-ups. The transaction included an initial grant by us of $4 million, which was charged to research and development expense and additional funding of $0.6 million per quarter for a total of $14 million over 5 years subject to our approval. Additionally, an optional future payment of $3.5 million is possible upon approval by us of an additional project. Abraxis Health’s chief executive officer serves on the board of this non-profit entity.

In December 2008, Abraxis Health purchased preferred stock of DiThera, Inc. representing 50% of DiThera’s outstanding capital stock for $5 million. Abraxis Health has determined that DiThera is a variable interest entity and Abraxis Health is the primary beneficiary. Therefore, Abraxis Health has consolidated DiThera in its financial statements.

Acquisition of Puerto Rico Manufacturing Facility

In February 2007, Old Abraxis completed the acquisition of the Pfizer Inc. Cruce Davila manufacturing facility in Barceloneta, Puerto Rico for $32.5 million in cash. This 56-acre site consists of a 172,000 square foot validated manufacturing plant with capabilities of producing European Union (EU) and United States (US)

compliant injectable pharmaceuticals, as well as protein-based biologics and metered-dosed inhalers. In addition, the acquisition included a state-of-the-art, computer-controlled 90,000 square foot active pharmaceutical ingredients manufacturing plant, and two support facilities with quality assurance and laboratories, totaling 262,000 square feet. Under the terms of the agreement, the active pharmaceutical ingredients plant is leased back to Pfizer. The acquisition was accounted for as an asset purchase, and the purchase price was allocated based upon independent fair values of the acquired assets. In connection with the 2007 Separation, this entire facility was contributed to APP, and APP agreed to convey back to Abraxis BioScience the active pharmaceutical ingredients manufacturing plant currently leased to Pfizer, which accounted for approximately $7.6 million of the purchase price based on fair value. The property, plant and equipment and deferred rental income has been included in Abraxis Health’s financial statements since the acquisition. For the years ended December 31, 2008 and 2007, Abraxis Health recognized $1.4 million and $0.4 million, respectively, of rental income in Other Income in the combined results of operations.

Cenomed Joint Venture

In April 2007, Abraxis Health formed a joint venture with Cenomed, Inc. to create Cenomed BioSciences, LLC. This venture is designed to further the research and development of novel drugs that interact with the central nervous system focused on psychiatric and neurological diseases, including the treatment of schizophrenia, neuroprotection, mild cognitive impairment and memory/attention impairment associated with aging, attention deficit hyperactivity disorder and pain. Abraxis Health holds a 70% membership interest in the joint venture. Pursuant to the operating agreement, Abraxis Health agreed to contribute up to $6 million to the joint venture to fund the research and development of these drugs. Cenomed BioSciences, LLC is consolidated in Abraxis Health’s combined financial statements.

University of Southern California

In May 2007, Abraxis Health entered into a license agreement with the University of Southern California (USC) under which Abraxis Health licensed the exclusive worldwide development and commercialization rights for an intellectual property portfolio of diagnostic protein biomarkers for therapy response, therapy toxicity and disease recurrence in colorectal cancers. The intellectual property licensed is based on USC research. Under the terms of the agreement, Abraxis Health made a $500,000 upfront payment to USC in the second quarter of 2007. This payment was recorded in research and development expense. Abraxis Health agreed to make minimum annual royalty payments of $25,000. If products are successfully developed incorporating any of the licensed technologies, Abraxis Health will pay USC royalties based on a percentage of net sales. Abraxis Health has also agreed to spend at least $100,000 internally or with third parties for product development under the agreement. The general royalty payments and product development expenses are fully creditable towards the annual minimal royalty.

St. John’s Health Center

In November 2007, Abraxis Health entered into a master grant agreement with St. John’s Health Center and the John Wayne Cancer Institute to build and support a clinical trial infrastructure and clinical trial program and to support certain research efforts. As of December 31, 2008, Abraxis Health had a total of $47.8 million in commitments, subject to Abraxis Health approval, through December 31, 2012 under this agreement. In October 2008, Abraxis Health entered into a service agreement with St. John’s Health Center to provide tissue banking services for certain clinical trials for a period of up to five years. Timing and amount of funding under these agreements requires approval by Abraxis Health. Abraxis Health’s chief executive officer is on the Board of Trustees for the St. John’s Health Center.

Biocon Agreements

In June 2007, Abraxis Health entered into an agreement with Biocon Limited under which Abraxis Health licensed the right to develop and commercialize a biosimilar version of G-CSF (granulocyte-colony stimulating factor) in North America and the European Union. G-CSF is an haematopoietic growth factor that works by encouraging the bone marrow to produce white blood cells. Therapeutic G-CSF is primarily used for the treatment of neutropenia, the lowering of the white blood cells that fight infections. Biocon has received regulatory approval from the Indian DCGI for its G-CSF product for the treatment of neutropenia in cancer patients. Under the terms of the agreement, Abraxis Health paid Biocon a $7.5 million licensing fee, which was recorded as research and development expense in 2007, and, following regulatory approval in the licensed territories, Abraxis Health will pay royalties to Biocon based on a percentage of net sales under the agreement.

Acquisition of Manufacturing Facility in Phoenix, Arizona

In July 2007, Abraxis Health acquired Watson Pharmaceuticals, Inc.’s sterile injectable manufacturing facility in Phoenix, Arizona. This fully-equipped facility, comprising approximately 200,000 square feet, includes manufacturing as well as chemistry and microbiology laboratories and has the ability to manufacture lyophilized powders, suspension products, and aqueous and oil solutions. In connection with the acquisition, Abraxis Health has agreed to contract manufacture certain injectable products for and on behalf of Watson for a specified period of time. Abraxis Health expects the contract manufacturing arrangement to conclude by third quarter of 2010.

California NanoSystems Institute

In July 2007, Abraxis Health entered into a research collaboration agreement with the California NanoSystems Institute, or CNSI, at UCLA under which the parties agreed to collaborate on early research in nanobiotechnology for the advancement of new technologies in medicine. Under the agreement, Abraxis Health committed to fund up to $10 million over ten years in two tranches of $5 million for research projects selected by a committee comprised equally of CNSI and Abraxis Health representatives. Abraxis Health generally can control the timing and amount of funding under this agreement because Abraxis Health, in effect, needs to approve any projects to be funded. The term of the agreement is ten years, but either party can terminate the agreement on 30 days notice, and the funding commitment for the second $5 million is subject to mutual agreement within 30 days of the end of the fifth year of the agreement. The partnership provides CNSI and Abraxis Health researchers the opportunity to jointly pursue innovative approaches to the diagnosis and treatment of life-threatening diseases, leveraging the complementary resources and skills of both organizations. Abraxis Health’s chief executive officer serves on the board of CNSI. Abraxis Health made payments to CNSI of $1.3 million and $0.3 million in 2008 and 2007, respectively.

Green Cross Corporation

In November 2007, Abraxis Health entered into a license agreement with Green Cross Corporation under which Abraxis Health licensed the right to develop and commercialize five biosimilars for the United States and Canada on an exclusive basis: Enbrel® (“etanercept”), pegylated G-CSF(granulocyte-colony stimulating factor), recombinant Factor VIII, Interferon-Alpha and Erythropoietin. Etanercept is a chimeric protein designed to neutralize tumor necrosis factor (“TNF”), an important regulator of local inflammatory response. Pegylated G-CSF, like G-CSF, is primarily used for the treatment of neutropenia, but its half-life is greatly increased compared to G-CSF because of the polyethylene glycol treatment (a process also commonly referred to as “pegylating”), thereby reducing the frequency and dose of the injections required to sustain a patient’s neutrophil levels. Recombinant Factor VIII is a clotting factor that is essential for reestablishing hemostasis in hemophiliac patients. Interferon-Alpha is a powerful, multifunctional protein produced by innate cells of the immune system to combat viral infections. Erythropoietin is a protein produced mainly by cells of the kidneys to maintain red blood cell levels by inhibiting their ability to commit cellular “suicide” and stimulate their production from precursors and is approved for patients experiencing anemia due to a variety of mechanisms including chronic renal failure and certain anti-cancer chemotherapies. There were no upfront fees for this license. Abraxis Health will make milestone payments to Green Cross upon each successful launch of a biosimilar product and pay royalties based upon a percentage of net sales under the agreement.

Buck Institute for Age Research

In July 2007, Abraxis Health entered into a license agreement with the Buck Institute for Age Research under which Abraxis Health exclusively licensed the worldwide intellectual property rights for technologies designed to generate novel therapeutics and identify new drug discovery targets. Through this license agreement, Abraxis Health owns the rights to a proprietary discovery platform designed to discover new chemical entities that remediate the signaling activities of the tumor suppressor p53 in p53-dysfunctional cancer cells.

Other

Abraxis Health owns a library of natural drug discovery soil samples and related strains, which is intended for use in the discovery of new chemical entities. Abraxis Health is committed to paying up to $4.2 million upon the achievement of certain milestones related to this library.

4. Intangible Assets

The following table reflects the components of intangible assets, which have finite lives:

	Weighted Average Expected Life	December 31, 2008			December 31, 2007
		Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(in thousands)
Patents	17 yrs	9,093	(357)	8,736	—	—	—
Licenses	8 yrs	217	(101)	116	217	(77)	140

Total		$9,310	$(458)	$8,852	$217	$(77)	$140

Amortization expense for intangible assets was $0.4 million the year ended December 31, 2008, and minimal in each of the years ended December 31, 2007 and 2006. Estimated amortization expense for identifiable intangible assets for each of the five succeeding years is $0.6 million.

5. Related Party Transactions

For each of the periods presented, Abraxis Health’s general and administrative functions were fully integrated with Abraxis BioScience, including product development, accounting, finance, treasury, payroll, internal audit, information technology, tax, legal services and investor relations. The accompanying financial statements include all revenues and costs directly attributable to Abraxis Health. However, in circumstances where costs are shared, management used certain estimates to allocate costs between Abraxis Health and Abraxis BioScience. Such shared costs include employee related costs (including salary, benefits and related overhead) and third party external costs for product development and research and general and administrative services. Management believes the methods used to allocate these operating expenses are reasonable and appropriate. The allocation methods are based on a detailed historical cost center analysis and management’s estimates of efforts expended on the respective operations of Abraxis BioScience and Abraxis Health. Individual cost centers were reviewed to determine whether the costs related specifically to Abraxis BioScience or Abraxis Health or were shared. For shared cost centers, the department managers estimated the percentage of their employees’ time spent on the various drug discovery projects related to Abraxis BioScience or Abraxis Health, and used these percentages to allocate the costs accordingly. These allocated operating expenses totaled approximately $21.0 million, $25.5 million and $12.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. The financial information in these combined financial statements does not include all of the expenses that would have been incurred had Abraxis Health been a separate, stand-alone entity. As such, the financial information herein does not reflect the combined financial position, results of operations and cash flows had Abraxis Health been a separate, stand-alone entity during the periods presented.

Transactions with APP Pharmaceuticals, Inc.

In connection with the 2007 Separation, Abraxis BioScience entered into a number of agreements that govern the relationship between APP and Abraxis BioScience for a period of time after the separation. The agreements were entered into while Abraxis Health was a part of Abraxis BioScience. These agreements include (i) a tax allocation agreement, (ii) an employee matters agreement, (iii) a transition services agreement, (iv) a manufacturing agreement and (v) various real estate leases. Certain leases associated with these separation agreements were assumed by Abraxis Health.

Real Estate Leases

Following the 2007 Separation, Abraxis BioScience owned the manufacturing facility located on Ruby Street, Melrose Park, Illinois, and the research and development and the warehouse facility, both located in the same building on N. Cornell Avenue, Melrose Park, Illinois. In connection with the 2007 Separation, Abraxis BioScience and APP entered into a series of lease agreements to facilitate continued production of their respective pharmaceutical products while a manufacturing transition plan is being implemented. Under the terms of the lease agreements, Abraxis BioScience leased the Ruby Street facility, consisting of approximately 122,000 square feet of office, warehouse and pharmaceutical manufacturing space, to APP. The initial term of the lease expires on December 31, 2011 and may be renewed at the option of APP for one additional year if APP is manufacturing a certain level of its products at the Ruby Street facility in the period prior to the expiration of the lease. During the term of the lease, Abraxis BioScience will have access to the Ruby Street facility to perform certain elements of the manufacturing processes of Abraxane ® and other nab ® technology product candidates under the manufacturing agreement as well as, under certain circumstances, to provide contract manufacturing services to third parties. In order to provide sufficient warehouse space to APP during the term of the Ruby Street lease, Abraxis BioScience also leased the Cornell Warehouse facility, consisting of approximately 71,000 square feet of warehouse space, to APP. The initial term of the lease will be until December 31, 2011, and may be renewed at APP’s option for one additional year if the lease for the Ruby Street manufacturing facility is extended. Abraxis BioScience also leased the Cornell R&D facility, consisting of approximately 48,000 square feet of research and development space, to APP. The initial term of the lease will be until December 31, 2010 and may be terminated upon twelve months written notice from and after January 1, 2009. This lease has no option to extend the term of the lease. Following the proposed spin-off, Abraxis Health will own the Ruby Street manufacturing facility, the N. Cornell Warehouse and N. Cornell R&D facility. For the years ended December 31, 2008 and 2007, Abraxis Health recognized $2.6 million and $0.2 million, respectively, of net rental income related to these leases. This amount is recorded in other income in the combined results of operations.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2008	2007
	(in thousands)
Deposits	$9,695	$207
Milestone receivable	2,000	—
Investment in marketable securities	3,735	—
Material purchases	—	773
Restricted cash	425	—
Prepaid insurance	236	268
Prepaid other	685	801

Total	$16,776	$2,049

7. Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
	2008	2007
	(in thousands)
Payroll and employee benefits	$3,377	$1,987
Legal and insurance	828	726
RSU Plan II	—	5,189
Milestone payable	4,640	—
Pre-clinical research costs	526	—
Real estate taxes	621	582
Other	440	3

Total	$10,432	$8,487

8. Non-Current Liabilities

	December 31,
	2008	2007
	(in thousands)
Contingent consideration	$4,928	$—
RSU Plan II	2,833	1,464

Total	$7,761	$1,464

The $4.9 million represents the excess fair value of acquired net assets over cost, which was recognized as additional contingent consideration. Refer to “Note 3—Acquisition and Other Transactions” for a more detailed discussion.

9. Leases and Commitments

Leases

Abraxis Health has entered into various operating lease agreements for warehouses, office space, automobiles, communications, information technology equipment and software and office equipment. Rental expense amounted to $0.9 million, $0.5 million and $0.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, future annual minimum lease payments related to non-cancelable operating leases were as follows:

Amount
(in thousands)
2009	1,455
2010	1,342
2011	922
2012	296
2013	241
Thereafter	—

$4,256

Commitments and Purchase Obligations

Abraxis Health has entered into various collaborative agreements under which it has agreed to provide funding to academic and clinical trial organizations of up to $65.5 million for research and other projects over periods of time of up to six years. Even though Abraxis Health cannot predict the timing of payments, Abraxis Health generally can control the timing and amount of spending as the projects require its approval in advance of funding.

Abraxis Health has an equipment supply agreement that requires it to purchase approximately $0.2 million of equipment in each of the next five years.

10. Employee Benefit Plan

Certain Abraxis Health employees participate in the Abraxis BioScience sponsored 401(k) defined-contribution plan, or Abraxis 401(k) plan, covering substantially all eligible employees. The Abraxis 401(k) plan was adopted in the first quarter of 2008. Prior to the 2007 Separation, certain Abraxis Health employees participated in the Old Abraxis 401(k) plan. Prior to the 2007 Separation, Old Abraxis sponsored a 401(k) defined-contribution plan, covering substantially all eligible employees. Under Old Abraxis’ 401(k) plan, Old Abraxis contributed a qualified non-elective contribution in an amount equal to 3% of all eligible employees’ compensation, regardless of participation in the plan with such employer contributions vesting immediately. Participants’ contributions were limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service. Employee contributions to the Abraxis 401(k) plan are voluntary. Abraxis Health’s total matching contributions to the Abraxis 401(k) plan were approximately $0.4 million for the year ended December 31, 2008 and approximately $0.2 million for the years ended December 31, 2007 and 2006. Abraxis BioScience, including Abraxis Health, may contribute additional amounts to the Abraxis 401(k) Plan at its discretion although, it has never made a discretionary contribution to the Abraxis 401(k) Plan.

Upon the completion of the spin-off, Abraxis Health will become a participating employer in the Abraxis BioScience Savings and Retirement Plan, which is referred to as the “qualified plan.” Until December 31, 2009, Abraxis Health employees will continue to participate in this plan. No later then January 1, 2010 , Abraxis Health will adopt, and its employees will be eligible to participate in, a new defined contribution plan intended to be tax- qualified. Abraxis Health anticipates the new plan will be effective as of January 1, 2010, and after this time, Abraxis Health and Abraxis BioScience will cooperate with each other to cause the qualified plan to transfer to the plan established by Abraxis Health with assets having a value equal to the account balances of, and liabilities with respect to, all Abraxis Health employees with account balances. The plan adopted by Abraxis Health will recognize all service, compensation and other determinations that, at the time of the spin-off, were recognized under the qualified plan.

11. Net Investment in Abraxis Health

The financial statements of Abraxis Health represent a combination of various units of Abraxis BioScience. Because a direct ownership relationship did not exist among all the various units comprising Abraxis Health, Abraxis BioScience’s investment in Abraxis Health is shown in lieu of a stockholder’s equity classification in the combined financial statements. Following is a rollforward of the net investment in Abraxis Health for the years ended December 31, 2008, 2007 and 2006:

	Abraxis BioScience investment in Abraxis Health	Accumulated Other Comprehensive Income	Total
	(in thousands)
Balance, January 1, 2006 (unaudited)	$53,987	$2,084	$56,071
Net loss	(11,660)	—	(11,660)
Net transactions with Abraxis BioScience	81,548	—	81,548
Unrealized (loss) on available for sale securities	—	(898)	(898)

Balance, December 31, 2006	123,875	1,186	125,061
Net loss	(38,502)	—	(38,502)
Net transactions with Abraxis BioScience	64,278	—	64,278
Unrealized (loss) on available for sale securities	—	(600)	(600)

Balance, December 31, 2007	149,651	586	150,237
Net loss	(71,391)	—	(71,391)
Net transactions with Abraxis BioScience	123,270	—	123,270
Unrealized (loss) on available for sale securities	—	(2,882)	(2,882)
Foreign currency translation adjustment	—	(1,431)	(1,431)

Balance, December 31, 2008	$201,530	$(3,727)	$197,803

Net transactions with Abraxis BioScience include intercompany transactions with Abraxis BioScience. These intercompany transactions represent the cash distributions or contributions related to the operating, financing and equity transactions between Abraxis BioScience and Abraxis Health.

12. Stock Compensation

Abraxis Health intends to adopt, subject to the approval of its sole stockholder, the 2009 Stock Incentive Plan. The 2009 Stock Incentive Plan will provide for the grant of (a) incentive stock options to its employees, including officers and employee directors, (b) non-qualified stock options to its employees, directors and consultants, and (c) other types of awards. The 2009 Stock Incentive Plan will be administered by Abraxis Health’s board of directors or a committee designated by the board of directors.

In connection with the spin-off, Abraxis BioScience restricted stock units (RSUs), stock options and stock appreciation rights (SARs) held by Abraxis Health employees and directors that are outstanding immediately before the spin-off will remain outstanding as rights to acquire Abraxis BioScience equity following the spin-off and will continue to be subject to the same terms and conditions as applied to options, RSUs, and SARs immediately before the spin-off, including the expiration date and vesting schedule, except the terms of the options, RSUs, and SARs will be adjusted in a manner intended to preserve the intrinsic value of the options, RSUs, and SARs. Abraxis BioScience options, RSUs, and SARs will not be converted into any right to receive shares of our common stock or rights with a value based on those shares.

For the periods presented in the financial statements, Abraxis Health employees held stock compensation awards in the following plans sponsored by Abraxis BioScience:

2001 Stock Incentive Plan

The 2001 Stock Incentive Plan, or the 2001 Plan, provides for the grant of incentive stock options and restricted stock to employees, including officers and employee directors, non-qualified stock options to employees, directors and consultants and other types of awards.

The compensation committee of Abraxis BioScience’s Board of Directors administers the 2001 Plan and has the authority to determine the terms and conditions of awards, including the types of awards, the number of shares subject to each award, the vesting schedule of the awards and the selection of the grantees. The exercise price of all options granted under the 2001 Plan will be determined by the compensation committee of Abraxis BioScience’s Board of Directors, but in no event will this price be less than the fair market value of Abraxis BioScience’s common stock on the date of grant.

2001 Non-Employee Director Stock Option Program

The 2001 Non-Employee Director Stock Option Program, or the 2001 Program, was adopted as part, and is subject to the terms and conditions, of the 2001 Plan. The 2001 Program establishes a program for the automatic grant of awards to non-employee directors at the time that they initially join the board and at each annual meeting of the stockholders at which they are elected.

2007 Stock Incentive Plan

The 2007 Stock Incentive Plan, or the 2007 Plan, provides for the grant of stock options, including incentive stock options, stock appreciation units, dividend equivalent rights, restricted stock, and restricted stock units to employees, including officers and employee directors and other types of awards.

The compensation committee of Abraxis BioScience’s Board of Directors administers the 2007 Plan and has the authority to determine the terms and conditions of awards, including the type of awards, the number of shares subject to each award, the vesting schedule of the awards and the selection of the grantees. The exercise price of all options granted under the 2007 Plan will be determined by the compensation committee of Abraxis BioScience’s Board of Directors, but in no event will this price be less than the fair market value of Abraxis BioScience’s common stock on the date of grant.

2007 Non-Employee Director Stock Option Program

The 2007 Non-Employee Director Stock Option Program, or the 2007 Program, was adopted as part, and is subject to the terms and conditions, of the 2007 Plan. The 2007 Program establishes a program for the automatic grant of awards to non-employee directors at the time that they initially join the board and at each annual meeting of the stockholders at which they are elected.

Restricted Stock Units

At December 31, 2008, 98,908 restricted stock units were outstanding under the 2001 Stock Incentive Plan with a weighted average per share market value of $61.56 and with vesting dates ranging from March 2008 to March 2011. Upon vesting, each restricted stock unit entitles the holder to one share of Abraxis BioScience common stock. Compensation expense related to restricted stock units is based on the market price on the date of grant and is charged to earnings on a straight-line basis over the applicable vesting period. Restricted stock units currently granted generally vest ratably over a four year period.

Restricted Unit Plan

In connection with the 2007 Separation, Abraxis BioScience assumed the American BioScience Restricted Unit Plan I and the American BioScience Restricted Unit Plan II (the “Plans”). Abraxis BioScience also assumed the restricted stock units previously granted under these plans to Abraxis BioScience employees.

Shares of Abraxis BioScience common stock will be issuable upon the vesting of these units. The units granted under American BioScience Restricted Unit Plan I vested upon the completion of the 2006 Merger. The units issued under the American BioScience Restricted Unit Plan II generally vested one-half on April 18, 2008 (which was the second anniversary of the closing of the 2006 Merger). The balance of the units generally will vest on April 18, 2010. The units entitle their holders to receive a number of shares of Abraxis BioScience common stock determined on each vesting date determined by the notional price that vests on such date divided by the average trading price over the three days prior to vesting; except that if the average trading stock price is less than $66.63, then the notional price is divided by $66.63. The maximum number of shares that may be issuable under this restricted unit plan is 367,100 shares.

Abraxis BioScience also assumed an agreement between Old Abraxis and RSU Plan LLC (“RSU LLC”). Under the terms of this agreement, RSU LLC has agreed that prior to the date on which restricted stock units issued pursuant to American BioScience Restricted Unit Plan II become vested, RSU LLC will deliver, or cause to be delivered, to Abraxis BioScience the number of shares of common stock or cash (or a combination thereof) in an amount sufficient to satisfy the obligations to participants under the American BioScience Restricted Unit Plan II of the vested restricted units. Abraxis BioScience is required to satisfy its obligations under the American BioScience Restricted Unit Plan II by paying to the participants in the American BioScience Restricted Unit Plan II cash and/or shares of common stock in the same proportion as was delivered by the RSU LLC. The intention of this agreement is to have RSU LLC satisfy Abraxis BioScience’s obligations under American BioScience Restricted Unit Plan II so that there would not be any further dilution to Abraxis BioScience stockholders as a result of Abraxis BioScience’s assumption of the American BioScience Restricted Unit Plan II.

As of December 31, 2008 and 2007, Abraxis Health recorded a current liability of $0.0 million and $5.2 million, respectively, and a long-term liability of $2.8 million and $1.5 million, respectively, for awards relating to the Plans.

Stock-based compensation costs recognized by Abraxis Health for RSU awards for the years ended December 31, 2008, 2007 and 2006 were $1.6 million, $5.1 million and $0.8 million, respectively. As of December 31, 2008, there was $4.4 million of total unrecognized compensation expense related to restricted stock units granted under stock-based compensation plans, which is expected to be recognized over a weighted average period of 1.8 years.

The Plans, and the awards thereunder granted to Abraxis Health employees, will remain with Abraxis BioScience after the spin-off. After the spin-off, the restricted stock units and stock options will entitle the holders thereof to acquire Abraxis BioScience common stock.

Stock Options

The fair values of options granted during the years ended December 31, 2008, 2007 and 2006 were determined using the Black-Scholes option pricing model, which incorporates various assumptions. The risk-free rate of interest for the average contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield is zero as Abraxis BioScience does not anticipate paying any dividends. The expected term of awards granted is based upon the historical exercise patterns of the participants in Abraxis BioScience’s plans and expected volatility is based on the historical volatility of Abraxis BioScience’s stock over the expected term of the award. The weighted average estimated values of employee stock option grants and rights granted to Abraxis Health employees under Abraxis BioScience’s employee stock purchase plan as well as the weighted average assumptions that were used in calculating such values during the last three years were based on estimates at the date of grant as follows:

	Years Ended December 31,
	2008	2007	2006
	(dollars in thousands, except per share data)
Stock options
Risk-free rate	2.5%	3.8%	3.9%
Expected life in years	5	5	5
Volatility	45%	52%	59%
Fair value of options granted	$2,025	$748	$2,812
Weighted average grant date fair value of options granted	$27.59	$25.11	$30.37

Abraxis Health’s portion of Abraxis BioScience’s stock options outstanding that have vested and are expected to vest as of December 31, 2008 were as follows:

	Number of Shares	Weighted Average Exercise Price	Remaining Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Vested	290,048	$33.75	3.63	$10,445,429
Expected to vest	148,019	66.24	8.76	427,304

Total	438,067	$44.73	5.36	$10,827,733

(1)	These amounts represent the difference between the exercise price and $65.92, the closing price of Abraxis BioScience’s common stock on December 31, 2008 for “in-the-money” options.

Additional information with respect to Abraxis Health’s share of Abraxis BioScience’s stock option activity was as follows:

	Options Outstanding		Exercisable Options
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at January 1, 2006 (Unaudited)	271,902	27.21	212,264	11.97
Granted	92,576	69.25
Exercised	(4,983)	19.92
Forfeited	—	—

Outstanding at December 31, 2006	359,495	38.14	228,385	17.38

Granted	29,795	51.85
Exercised	(17,526)	8.64
Forfeited	—	—

Outstanding at December 31, 2007	371,764	40.63	252,466	27.24

Granted	73,409	65.13
Exercised	(7,106)	41.01
Forfeited	—	—

Outstanding at December 31, 2008	438,067	44.73	290,048	33.75

The following table summarizes information about Abraxis Health’s portion of Abraxis BioScience’s stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
Exercise Price Ranges	Number of Shares	Weighted Avg Remaining Contract Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.00 – $12.43	167,613	1.71	7.92	167,613	7.92
$ 12.44 – $24.87	7,174	2.76	17.12	7,174	17.12
$ 24.88 – $37.30	3,683	3.76	27.98	3,683	27.98
$ 37.31 – $49.74	17,481	7.96	48.44	6,234	48.02
$ 49.75 – $62.17	23,835	7.48	54.97	11,263	56.43
$ 62.18 – $74.61	186,908	8.14	67.91	68,655	69.45
$ 74.62 – $87.04	7,623	5.66	78.06	7,623	78.06
$ 87.05 – $99.48	—	—	0.00	—	0.00
$ 99.49 – $111.91	22,833	6.15	108.88	17,803	108.89
$111.92 – $124.35	917	6.13	119.85	—	0.00

	438,067	5.36	44.73	290,048	33.75

As of December 31, 2008, Abraxis Health had $3.1 million of total unrecognized compensation expense related to stock options granted under the equity incentive plans which is expected to be recognized over a weighted average period of 1.6 years.

13. Income Taxes

Abraxis Health’s effective tax rate for the year ended December 31, 2008 was (0.2)% and 0.0% for the years ended December 31, 2007 and 2006. Abraxis Health must make significant management judgments when determining its provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. At December 31, 2008, Abraxis Health established a valuation allowance of $43.7 million against all of its net deferred tax asset balance as it is more likely than not that the deferred tax assets will not be recognized.

Deferred tax assets and (liabilities) consisted of the following:

	December 31,
	2008	2007
	(in thousands)
Depreciation and amortization	$(8,824)	$(4,536)
Reserves and accruals	1,779	1,548
Research and development credits	1,713	1,199
Net operating loss carryforwards	41,069	22,951
Stock compensation	1,301	780
Investments	4,847	(898)

Total deferred tax assets	41,885	21,044
Valuation allowance	(43,724)	(21,044)

Net deferred tax liability	$(1,839)	$—

A reconciliation of the federal statutory rate to Abraxis Health’s effective tax rate was as follows:

	Years ended December 31,
	2008	2007	2006
Tax provision at statutory federal rate	(34.0)%	(34.0)%	(34.0)%
State income taxes	(4.1)	(5.3)	(5.0)
In-process research and development	6.8	—	—
Research and development credits	(0.7)	(2.0)	(1.5)
Stock based compensation	0.2	—	0.4
Other	2.4	3.5	3.0
Change in valuation allowance	29.2	37.8	37.1

Effective tax rate	(0.2)%	0.0%	0.0%

The provision for income tax consists of the following:

	Years ended December 31,
	2008	2007	2006
	(in thousands)
Current provision	$—	$—	$—
Deferred provision
Federal	17,789	12,484	3,734
State	2,929	2,054	586
Foreign	258	—	—

Total deferred	20,976	14,538	4,320
Valuation allowance	(20,828)	(14,538)	(4,320)

Total benefit	$148	$—	$—

As of December 31, 2008, Abraxis Health had generated $100.9 million of federal net operating losses and $1.7 million of federal research and development credits. These losses and credits have been calculated using the operating results of Abraxis Health as included in the financial statements above, which were prepared as if

Abraxis Health were a standalone entity in all periods shown. However, Abraxis Health was not a standalone entity or subsidiary, and these losses and credits would not be available to Abraxis Health in future periods. As shown above a valuation allowance has been recognized for substantially all of the deferred tax assets.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. Abraxis Health was subject to the provisions of FIN 48 as of January 1, 2007. No reserves for uncertain income tax positions have been recorded pursuant to FIN 48. Abraxis Health’s adoption of FIN 48 did not result in a cumulative effect adjustment to the net investment in Abraxis Health.

Abraxis Health recognizes interest and penalties related to unrecognized tax benefits in our income tax expense. At December 31, 2008, Abraxis Health had no accruable interest or penalties. For all periods presented, Abraxis Health was part of a larger entity, and therefore, has not been subject to examinations.

14. Investment in Drug Source Company, LLC

Drug Source Company, LLC is a joint venture with three other partners established in June 2000 to purchase raw materials for resale to pharmaceutical companies. Since Abraxis Health’s 50% interest in Drug Source Company does not provide financial or operational control of the entity, Abraxis Health accounts for its interest in Drug Source Company under the equity method.

Set forth below is certain financial data for Drug Source Company, LLC, the company’s unconsolidated equity method investee:

	December 31,
	2008	2007	2006
	(in thousands)
Balance Sheet Data:
Current assets	$38,819	$25,508	$14,680
Noncurrent assets	511	530	319
Current liabilities	18,498	9,211	3,587
Noncurrent liabilities	—	—	—

	Years Ended December 31,
	2008	2007	2006
	(in thousands)
Combined Operating Results:
Revenues	$78,061	$49,269	$42,652
Gross profit	10,134	10,063	11,437
Income from operations	3,451	5,759	5,828
Net income	3,719	5,800	5,848
Earnings from unconsolidated investee	1,860	2,900	2,924

15. Litigation

Abraxis Health is from time to time subject to claims and litigation arising in the ordinary course of its business. Abraxis Health intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to Abraxis Health, will not have a material adverse effect on Abraxis Health’s financial position or results of operations.

Abraxis Health records accruals for contingencies to the extent that it concludes their occurrence is probable and the related damages are estimable. These assessments involve complex judgments about future events and rely on estimates and assumptions. Although Abraxis Health believes it has substantial defenses in these matters, litigation is inherently unpredictable and it could in the future incur judgments or enter into settlements that could have a material adverse effect on its results of operations.

16. Segment Information

Abraxis Health operates in one business segment. Therefore, the results of operations are reported on a combined basis for purpose of segment reporting.

17. Subsequent Events

Service Agreements by and between Abraxis BioScience and Abraxis Health

Prior to the proposed spin-off, Abraxis Health will enter into several agreements with Abraxis BioScience related to, among other things, manufacturing, transition services and a number of ongoing commercial relationships. Historical financial statements are not affected by these agreements. However, going forward, the revenues of Abraxis Health will include direct and indirect costs of the services provided, a 12% markup on manufacturing services, and a 7% markup on certain transitional pre-clinical and product development services for the three nab product candidates licensed to Abraxis BioScience as well as on certain other transition services.

In addition, on the distribution date Abraxis BioScience will contribute to Abraxis Health $25 million in cash. The spin-off will not be consummated without this cash contribution, which will be funded through available internal cash resources of Abraxis BioScience, as the cash contribution is a non-waivable condition to completion of the spin-off. In connection with the spin-off, Abraxis Health will also enter into a secured credit facility under which Abraxis Health may borrow up to $200 million from Abraxis BioScience for working capital and general corporate purposes; however, Abraxis Health may borrow no more than $50 million during the six-month period following the spin-off and no more than an additional $50 million during the six-month period thereafter.

Investments

In January 2009, Abraxis Health made a $0.2 million investment in Expression Pathology, Inc.’s (EPI) Series A Preferred Stock and in April 2009 we made an additional $6.5 million investment in EPI’s Series B Preferred Stock. EPI is a developer of technology for tissue protein analysis and is developing proprietary, personalized medicine clinical assays that relate measurement of protein biomarkers to specific patient treatment decisions. EPI’s proprietary technologies include the Liquid Tissue® technology for the extraction of proteins from formalin-fixed tissue and the Director™ technology for the laser microdissection of tissue. Abraxis Health believes EPI’s technologies and clinical assays will provide valuable support in the development of its thereapeutic and diagnostic programs. EPI will be consolidated in Abraxis Health’s financial statements beginning in the second quarter of 2009.

Property Purchase

In April 2009, Abraxis Health completed the purchase of certain real property in Costa Mesa, California for an aggregate purchase price of $30.5 million. The acquisition included a 15 acre site with an approximately 180,000 square foot three-story building, including approximately 70,000 square feet of laboratory space.

Abraxis Health, Inc.

(a Component of Abraxis BioScience, Inc.)

Condensed Combined Balance Sheets

(in thousands)

	March 31, 2009	December 31, 2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,846	$786
Accounts receivable	1,049	671
Related party receivable	3,447	2,776
Inventories	1,058	709
Prepaid expenses and other current assets	9,947	16,776

Total current assets	18,347	21,718
Property, plant and equipment, net	168,272	152,861
Intangible assets, net	8,503	8,852
Investment in Drug Source Company, LLC	11,214	10,416
Investments	29,962	29,187
Other non-current assets	3,254	3,129

Total assets	$239,552	$226,163

Liabilities and net investment in Abraxis Health
Current liabilities:
Accounts payable	$7,262	$7,352
Accrued liabilities	4,291	10,432
Deferred rental income	401	976

Total current liabilities	11,954	18,760
Deferred income taxes, non-current	1,839	1,839
Other non-current liabilities	7,835	7,761

Total liabilities	21,628	28,360
Abraxis BioScience, Inc. net investment in Abraxis Health	219,911	201,530
Accumulated other comprehensive loss	(1,607)	(3,727)
Noncontrolling interest	(380)	—

Net investment in Abraxis Health	217,924	197,803

Total liabilities and net investment in Abraxis Health	$239,552	$226,163

See accompanying notes to unaudited condensed combined financial statements

Abraxis Health , Inc.

(a Component of Abraxis BioScience, Inc.)

Condensed Combined Statements of Operations

(in thousands)

	Three Months Ended March 31,
	2009	2008
	(unaudited)
Net revenue	$1,054	$388
Operating expenses:
Cost of revenues	747	511
Research and development	13,537	8,778
Selling, general and administrative	3,337	1,635
Equity in net income of Drug Source Company, LLC	(798)	(42)

Total operating expenses	16,823	10,882

Loss from operations	(15,769)	(10,494)
Other expense	(1,701)	—
Interest expense	—	(16)
Other income	1,294	993

Net loss	$(16,176)	$(9,517)

Net loss attributable to noncontrolling interest	(380)	—

Net loss attributable to Abraxis Health	$(15,796)	$(9,517)

See accompanying notes to unaudited condensed combined financial statements

Abraxis Health, Inc.

(a Component of Abraxis BioScience, Inc.)

Condensed Combined Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2009	2008
	(in thousands)
OPERATING ACTIVITIES:
Net loss	$(16,176)	$(9,517)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,127	967
Amortization	132	6
Share-based compensation	946	825
Amortization of deferred rental income	(575)	(129)
Gain on disposal of property, plant and equipment	—	(168)
Other than temporary loss on marketable securities	2,944	—
Gain on valuation of derivatives	(436)	—
Gain on sale of marketable securities	(792)	—
Equity in net income of Drug Source Company, LLC	(798)	(42)
Changes in operating assets and liabilities:
Accounts receivable	(378)	1,138
Inventories	(349)	(326)
Prepaid expenses and other current assets	2,026	(442)
Accounts payable and accrued expenses	(1,591)	1,257
Related party	(671)	(937)

Net cash used in operating activities	(14,591)	(7,368)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(19,788)	(683)
Cash payment for acquisition	(2,640)	—
Proceeds from sale of marketable securities	3,677	—
Equity investment in unconsolidated entity	(225)	—
Purchase of available-for-sale securities	(82)	(4,492)
Proceeds on sale of property, plant and equipment	—	168

Net cash used in investing activities	(19,058)	(5,007)

FINANCING ACTIVITIES:
Net transactions with Abraxis BioScience, Inc.	35,466	12,434

Net cash provided by financing activities	35,466	12,434

Effect of exchange rates on cash	243	—
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,060	59
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	786	208

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,846	$267

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$—	$16

See accompanying notes to unaudited condensed combined financial statements

Abraxis Health, Inc.

(a Component of Abraxis BioScience, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

March 31, 2009

(Unaudited)

(1)	Summary of Significant Accounting Policies

Basis of Presentation

The board of directors of Abraxis BioScience, Inc. (formerly New Abraxis, Inc.) (“Abraxis BioScience”) has approved a plan to spin-off a significant portion of its drug discovery, manufacturing and development business as a new independent, stand-alone company. The drug discovery, manufacturing and development business following the spin-off is referred to in these financial statements as “Abraxis Health.” Following the spin-off, Abraxis BioScience stockholders will own (i) shares of Abraxis Health and (ii) shares of Abraxis BioScience. Abraxis BioScience will continue to operate its existing business, excluding the portion of the drug discovery, manufacturing and development business to be held by Abraxis Health. References to the historical assets, liabilities, products, businesses or activities of Abraxis Health are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the business as it was conducted as part of Abraxis BioScience prior to the proposed spin-off.

Abraxis Health was incorporated under the laws of the State of Delaware in December 2008 as a wholly-owned subsidiary of Abraxis BioScience, Inc. Prior to the spin-off, Abraxis Health will enter into several agreements with Abraxis BioScience related to, among other things, pre-clinical and product development, manufacturing, transition services, tax allocations and a number of ongoing commercial relationships. In addition, Abraxis Health will enter into a product license agreement under which Abraxis Health will exclusively license to Abraxis BioScience three pre-clinical nab ® product candidates. Abraxis Health will also enter into a secured credit facility under which Abraxis Health may borrow up to $200 million from Abraxis BioScience for working capital and general corporate purposes; however, Abraxis Health may borrow no more than $50 million during the six-month period following the spin-off and no more than an additional $50 million during the six-month period thereafter. Consummation of the spin-off is subject to certain conditions, including final approval by the Abraxis BioScience board of directors and the effectiveness of the registration statement filed with the Securities and Exchange Commission in connection with the spin-off. Approval by Abraxis BioScience stockholders is not required as a condition to the consummation of the proposed separation.

Abraxis Health is establishing a fully-integrated, next-generation, evidence-based, personalized healthcare company dedicated to the discovery, development, validation and clinical application of next-generation diagnostics and therapeutics tailored to the specific molecular profiling of patient tissues and that will offer safer and more effective treatments for critical illnesses.

Abraxis Health plans to develop a proprietary model for the delivery of healthcare, requiring a unique global computer software and hardware infrastructure that integrates patient data management, bioinformatics, discovery, molecular medicine and clinical development. Abraxis Health currently is designing and acquiring the necessary infrastructure and plans to acquire and internally develop the hardware and software modules to organize and integrate the data streams that form the foundation of this interactive database. In so doing, Abraxis Health will aim to deliver the right medicine to the right patient at the right time. Abraxis Health will develop, test and validate next-generation diagnostics and drugs to target pre-selected patients based on molecular profiles that predict drug response to particular therapeutics. This will enable the delivery of drugs to patients in a predictive, preventative and evidence-based manner, improving outcomes and pharmacoeconomics.

Abraxis Health’s financial statements reflect the historical financial position, results of operations and cash flows of the portion of the drug discovery, manufacturing and development business to be transferred to Abraxis Health from Abraxis BioScience as part of the spin-off. Abraxis Health’s financial statements have been prepared and are presented as if Abraxis Health had been operating as a separate entity using the historical cost basis of the relevant assets and liabilities of Abraxis BioScience, including the historical operations of the portion of the drug discovery, manufacturing and development business to be transferred to Abraxis Health from Abraxis BioScience as part of the proposed spin-off. For each of the periods presented, Abraxis Health was fully integrated with Abraxis BioScience, including product development, accounting, finance, treasury, payroll, internal audit, information technology, tax, legal services and investor relations.

The accompanying financial statements include all revenues and costs that are directly attributable to Abraxis Health. However, in circumstances where costs are shared, management used certain estimates to allocate costs between Abraxis Health and Abraxis BioScience. Such shared costs include employee related costs (including salary, benefits and related overhead) and third party external costs for product development and research and general and administrative services. Management believes the methods used to allocate these operating expenses are reasonable and appropriate. The allocation methods are based on a detailed historical cost center analysis and management’s estimates of efforts expended on the respective operations of Abraxis BioScience and Abraxis Health. Individual cost centers were reviewed to determine whether the costs related specifically to Abraxis BioScience or Abraxis Health or were shared. For shared cost centers, the department managers estimated the percentage of their employees’ time spent on the various drug discovery projects related to Abraxis BioScience or Abraxis Health, and used these percentages to allocate the costs accordingly. These allocated operating expenses totaled approximately $9.9 million and $6.5 million for the three months ended March 31, 2009, and 2008, respectively.

The accompanying unaudited condensed combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, these financial statements do not include all of the information and notes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary to present fairly the company’s financial position, the results of operations, and cash flows, for the periods presented. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009 or for other future periods.

2007 Separation

On November 13, 2007, Abraxis BioScience, Inc. (formerly American Pharmaceutical Partners, Inc.) (“Old Abraxis”) was separated into two independent publicly-traded companies: one holding the former Abraxis Pharmaceutical Products business (which is referred to as the “hospital-based business”); and the other holding the former Abraxis Oncology and Abraxis Research businesses (which is referred to as the “proprietary business” or “New Abraxis”). Following the separation, the proprietary business changed its name from New Abraxis, Inc. to Abraxis BioScience, Inc. and the hospital-based business was operated under the name APP Pharmaceuticals, Inc. (“APP”). References to the “2007 Separation” refer to the transactions in which the proprietary business and hospital-based business of Old Abraxis were separated into two independent public companies.

In connection with the 2007 Separation, stockholders of Old Abraxis as of November 13, 2007 received one share of Abraxis BioScience common stock for every four shares of Old Abraxis common stock held as of that date. In addition, in connection with the 2007 Separation, Abraxis BioScience entered into a separation and distribution agreement that provided for, among other things, the principal corporate transactions required to effect the 2007 Separation and other specified terms governing Abraxis BioScience’s relationship with APP after the separation. Abraxis BioScience also entered into various agreements with APP, including (i) a transition services agreement pursuant to which Abraxis BioScience and APP agreed to continue to provide each other with various services on an interim, transitional basis, for periods up to 24 months from the date of the 2007 Separation depending on the particular service; (ii) a manufacturing agreement whereby Abraxis BioScience and APP agreed to manufacture Abraxane® and certain other products and to provide other manufacturing-related services for a period of four or five years; (iii) an employees matters agreement providing for each company’s respective obligations to employees and former employees who are or were associated with their respective businesses, and for other employment and employee benefit matters; (iv) various real estate leases; and (v) a tax allocation agreement.

Principles of Combination

Basis of Accounting and Combination

The combined financial statements include the assets, liabilities and results of operations the legal entities and components of Abraxis BioScience that constitute the portion of the drug discovery, manufacturing and development business to be spun-off. Such entities include, among others, Abraxis Health’s wholly owned subsidiaries, Chicago BioScience, LLC, Shimoda Biotech (Proprietary) Limited, and Platco Technologies (Proprietary) Limited as well as its majority-owned subsidiary, Cenomed BioSciences, LLC. Additionally, the combined financial statements include Abraxis Health’s investment in Drug Source Company, LLC, which is accounted for using the equity method. All material intercompany balances and transactions have been eliminated in combination. Historical cost basis of assets and liabilities has been reflected in these financial statements. Management believes that the assumptions underlying the combined financial statements are reasonable. However, the financial information in these financial statements does not include all of the expenses that would have been incurred had Abraxis Health been a separate, stand-alone entity and does not reflect Abraxis Health’s results of operations, financial position and cash flows had Abraxis Health been a stand-alone company during the periods presented.

The Company has changed the components of the Abraxis Health, Inc. reporting entity since the Form 10 filed on June 15, 2009 to include an equity investment in Drug Source Company, LLC and property, plant and equipment at the Grand Island, New York manufacturing facility. The change to include an equity investment in Drug Source Company, LLC and property, plant and equipment at the Grand Island, New York manufacturing facility in the Abraxis Health, Inc. reporting entity has been retrospectively reflected in the financial statements as of December 31, 2008 and March 31, 2009 and for each of the quarters ended March 31, 2009 and 2008.

The following is a summary of the effects of the change in reporting entity on Abraxis Health’s net loss for the three months ended March 31, 2009 and 2008 (in thousands):

	2009	2008
Net loss as previously reported	$(16,974)	$(9,559)
Adjustment	798	42

As reported to reflect change in reporting entity	$(16,176)	$(9,517)

For variable interest entities, we assess the terms of our interest in the entity to determine if we are the primary beneficiary as prescribed by FASB Interpretation 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46R). The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interest. Variable interests are ownership, contractual, or other pecuniary interests in an entity that are affected by changes in the fair value of the entity’s net assets excluding variable interests. In December 2008, Abraxis Health purchased preferred stock of DiThera, Inc. representing 50% of DiThera’s outstanding capital stock for $5 million. Abraxis Health has determined that DiThera is a variable interest entity and Abraxis Health is the primary beneficiary. Therefore, Abraxis Health has consolidated DiThera in its financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Abraxis Health reviews its available-for-sale securities and cost method investments quarterly or whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable to identify potential other-than-temporary declines in fair value. This review includes an analysis of the facts and circumstances of each individual investment such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security’s performance and the creditworthiness of the issuer. For the three months ended March 31, 2009 and 2008, Abraxis Health realized other than temporary losses of $2.9 million and $0, respectively, on available for sale securities whose values, based on market quotation, had declined below their carrying value. The loss is included in “Other expense” in the condensed combined statements of operations.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combination (SFAS 141R) and Statement No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). These new standards change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141R and SFAS 160 are required to be adopted simultaneously and were effective for us beginning on January 1, 2009. The adoption of SFAS 141R could have a significant impact on our accounting for future business combinations. SFAS 160 did not have a significant impact on Abraxis Health’s consolidated financial statements.

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements (EITF 07-1). EITF 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements. EITF 07-1 will be applicable to arrangements Abraxis Health may enter into regarding development and commercialization of products and product candidates. EITF 07-1 was effective for us beginning on January 1, 2009. The adoption of EITF 07-1 did not have a significant impact on Abraxis Health’s consolidated results of operations or financial position.

(2) Inventories

Inventories are related to contract manufacturing materials and are valued at the lower of cost or market as determined under the first-in, first-out, or FIFO, method, as follows:

	March 31, 2009	December 31, 2008
	(in thousands)
Finished goods	$140	$138
Work in process	333	58
Raw materials	585	513

	$1,058	$709

Abraxis Health routinely reviews its inventories, and establishes reserves when the cost of the inventories are not expected to be recovered or its product cost exceeds realizable market value. Abraxis Health reserves for any impairment based on the specific facts and circumstances. Provisions for inventory reserves are reflected in the financial statements as an element of cost of revenues with inventories presented net of related reserves.

(3) Investments

Investments consisted of the following:

	March 31, 2009	December 31, 2008
	(in thousands)
Investment in real estate	$13,352	$13,352
Available-for-sale equity securities	12,079	11,574
Derivatives	1,188	1,143
Cost-basis investments	3,343	3,118

Total	$29,962	$29,187

Abraxis Health determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates such determinations at each balance sheet date. Abraxis Health considers its marketable equity investments available-for-sale as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, these investments are recorded at fair value and the unrealized gains and losses are included in the determination of comprehensive income (loss) and reported in Abraxis BioScience’s net investment in Abraxis Health. Realized gains and losses and declines in value judged to be other-than-temporary, if any, are included in operations. On an ongoing basis, Abraxis Health evaluates its available-for-sale securities to determine if a decline in value is other-than-temporary, results in an impairment in the fair value of the investment. Impairment, if any, are charged to earnings and a new cost basis for the security is established. Dividends are recognized when earned. Realized gains and losses and dividends on securities are included in other income.

(4) Financial Instruments

Abraxis Health adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS 157”), effective January 1, 2008, for Abraxis Health’s financial assets and liabilities. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The adoption of SFAS 157 did not have a material impact on Abraxis Health’s combined financial statements.

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of Abraxis Health. Unobservable inputs are inputs that reflect Abraxis Health’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 —	Valuations based on quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable; either directly or indirectly; and

Level 3 —	Valuations based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable; thus, reflecting assumptions about the market participants. Level 3 assets include financial instruments whose value is determined using various valuation techniques, such as discounted cash flow methodologies, analyzing the creditworthiness of the underlying entities by reviewing their financial statements, credit reports, or financial metrics, and reviewing prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities, for which the determination of fair value requires significant management judgment or estimation.

The following fair value hierarchy table presents information about each major category of Abraxis Health’s financial assets measured at fair value on a recurring basis as of March 31, 2009. All of the investments below reflect strategic investments.

	Basis of fair value measurements
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of March 31, 2009
	(in thousands)
Marketable equity securities	$2,917	$—	$—	$2,917
Marketable debt securities	—	—	9,162	9,162
Derivatives	—	1,188	—	1,188

Total	$2,917	$1,188	$9,162	$13,267

Gains or losses considered to be temporary are included in accumulated other comprehensive loss at each measurement date. Other than temporary losses are included in other expense in the statement of operations.

The level 3 marketable securities represent convertible notes that were purchased in May and November 2008, with the exception of embedded features that required separate accounting as derivatives pursuant to Statement 133 and are subject to Level 2 fair value measurements. There is limited market activity for these convertible notes such that the determination of fair value requires significant judgment or estimation. The convertible notes are initially measured at acquisition cost and subsequently valued by considering, among other items, assumptions that market participants would use in their estimates of fair value, such as the collateral underlying the security, financial results of the issuer, the difficulty in selling an investment without an active market, the creditworthiness of the issuer, and the timing of expected future cash flows. The value of the convertible notes at March 31, 2009 approximates their purchase price.

There were no re-measurements to fair value during the three months ended March 31, 2009 of financial assets and liabilities that were not measured at fair value on a recurring basis as permitted by SFAS 159.

(5) Intangible Assets

The following table reflects the components of intangible assets, which have finite lives:

	Weighted Average Expected Life	March 31, 2009			December 31, 2008
		Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(in thousands)
Patents	17 yrs	8,870	(478)	8,392	9,093	(357)	8,736
Licenses	9 yrs	217	(106)	111	217	(101)	116

Total		$9,087	$(584)	$8,503	$9,310	$(458)	$8,852

Estimated amortization expense for identifiable intangible assets for each of the five succeeding years is approximately $0.6 million per year.

(6) Related Party Transactions

For each of the periods presented, Abraxis Health’s general and administrative functions were fully integrated with Abraxis BioScience, including product development, accounting, finance, treasury, payroll, internal audit, information technology, tax, legal services and investor relations. The accompanying financial statements include all revenues and costs directly attributable to Abraxis Health. However, in circumstances where costs are shared, management used certain estimates to allocate costs between Abraxis Health and Abraxis BioScience. Such shared costs include employee related costs (including salary, benefits and related overhead) and third party external costs for product development and research and general and administrative services. Management believes the methods used to allocate these operating expenses are reasonable and appropriate. The allocation methods are based on a detailed historical cost center analysis and management’s estimates of efforts expended on the respective operations of Abraxis BioScience and Abraxis Health. Individual cost centers were reviewed to determine whether the costs related specifically to Abraxis BioScience or Abraxis Health or were shared. For shared cost centers, the department managers estimated the percentage of their employees’ time spent on the various drug discovery projects related to Abraxis BioScience or Abraxis Health, and used these percentages to allocate the costs accordingly. These allocated operating expenses totaled approximately $9.9 million and $6.5 million for the three-month periods ended March 31, 2009 and 2008, respectively. The financial information in these combined financial statements does not include all of the expenses that would have been incurred had Abraxis Health been a separate, stand-alone entity. As such, the financial information herein does not reflect the combined financial position, results of operations and cash flows had Abraxis Health been a separate, stand-alone entity during the periods presented.

Transactions with APP Pharmaceuticals, Inc.

In connection with the 2007 Separation, Abraxis BioScience entered into a number of agreements that govern the relationship between APP and Abraxis BioScience for a period of time after the separation. The agreements were entered into while Abraxis Health was a part of Abraxis BioScience. These agreements include (i) a tax allocation agreement, (ii) an employee matters agreement, (iii) a transition services agreement, (iv) a manufacturing agreement and (v) various real estate leases. Certain leases associated with these separation agreements will be assumed by Abraxis Health in connection with the spin-off. For the three months ended March 31, 2009 and March 31, 2008, Abraxis Health recognized $0.8 million and $0.7 million, respectively, of net rental income related to these leases. These amounts are recorded in other income in the combined results of operations.

(7) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	March 31, 2009	December 31, 2008
	(in thousands)
Deposits	$8,623	$9,695
Milestone receivable	—	2,000
Investment in marketable securities	—	3,735
Restricted cash	425	425
Prepaid insurance	181	236
Prepaid other	718	685

Total	$9,947	$16,776

(8) Accrued Liabilities

Accrued liabilities consisted of the following at:

	March 31, 2009	December 31, 2008
	(in thousands)
Payroll and employee benefits	$2,175	$3,377
Legal and insurance	378	828
Milestone payable	—	4,640
Pre-clinical research costs	805	526
Real estate taxes	427	621
Acquisition liability	425	425
Other	81	15

Total	$4,291	$10,432

(9) Non-Current Liabilities

	March 31, 2009	December 31, 2008
	(in thousands)
Contingent consideration	$4,928	$4,928
RSU Plan II	2,907	2,833

Total	$7,835	$7,761

The $4.9 million represents the excess fair value of acquired net assets over cost, which was recognized as additional contingent consideration in connection with the acquisitions of Shimoda Biotech and Platco Technologies.

(10) Income Taxes

Abraxis Health’s effective tax rate for the three months ended March 31, 2009 was 0.0%. Abraxis Health also took into consideration the minimum taxes requirement as part of its state tax expense computation as well as its foreign taxes requirements. The effective tax rate for the three months ended March 31, 2009 is different from the statutory rate primarily as a result of the application of a valuation allowance against the net income tax benefit for the year.

Abraxis Health recognizes interest and penalties related to unrecognized tax benefits in its income tax expense. At March 31, 2009, Abraxis Health had no accruable interest or penalties. Abraxis Health does not have any returns currently subject to examination by tax authorities or any open audits.

(11) Comprehensive (Loss) Income

Elements of comprehensive (loss) income, net of income taxes, were as follows:

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Foreign currency translation adjustments	$(38)	$—
Unrealized gain (loss) on marketable equity securities	2,094	(2,494)

Other comprehensive income (loss)	2,056	(2,494)
Net loss	(16,176)	(9,517)

Comprehensive loss	(14,120)	(12,011)
Comprehensive loss attributable to noncontrolling interest	(380)	—

Comprehensive loss income attributable to Abraxis Health	$(13,740)	$(12,011)

At March 31, 2009, Abraxis Health had cumulative foreign currency translation loss adjustments of $38,000. There were no cumulative foreign currency translation adjustments at March 31, 2008. In addition, at March 31, 2009 and 2008, Abraxis Health had cumulative unrealized losses on marketable securities of $0.2 million and $1.9 million, respectively.

(12) Contingencies

Litigation

Abraxis Health is from time to time subject to claims and litigation arising in the ordinary course of its business. Abraxis Health intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to Abraxis Health, will not have a material adverse effect on Abraxis Health’s combined financial position or results of operations.

Abraxis Health records accruals for contingencies to the extent that it concludes their occurrence is probable and the related damages are estimable. These assessments involve complex judgments about future events and rely on estimates and assumptions. Although Abraxis Health believes it has substantial defenses in these matters, litigation is inherently unpredictable and it could in the future incur judgments or enter into settlements that could have a material adverse effect on its results of operations.

(13) Subsequent Events

Service Agreements by and between Abraxis BioScience and Abraxis Health

Prior to the proposed spin-off, Abraxis Health will enter into several agreements with Abraxis BioScience related to, among other things, manufacturing, transition services and a number of ongoing commercial relationships. Historical financial statements are not affected by these agreements. However, going forward, the revenues of Abraxis Health will include direct and indirect costs of the services provided, a 12% markup on manufacturing services, and a 7% markup on certain transitional pre-clinical and product development services for the three nab product candidates licensed to Abraxis BioScience as well as on certain other transitional services.

In addition, on the distribution date Abraxis BioScience will contribute to Abraxis Health $25 million in cash. The spin-off will not be consummated without this cash contribution, which will be funded through available internal cash resources of Abraxis BioScience, as the cash contribution is a non-waivable condition to completion of the spin-off. In connection with the spin-off, Abraxis Health will also enter into a secured credit facility under which Abraxis Health may borrow up to $200 million from Abraxis BioScience for working capital and general corporate purposes; however, Abraxis Health may borrow no more than $50 million during the six-month period following the spin-off and no more than an additional $50 million during the six-month period thereafter.

Investments

In January 2009, Abraxis Health made a $0.2 million investment in Expression Pathology, Inc.’s (EPI) Series A Preferred Stock and in April 2009 Abraxis Health made an additional $6.5 million investment in EPIs of Series B Preferred Stock. EPI is a developer of technology for tissue protein analysis and is developing proprietary, personalized medicine clinical assays that relate measurement of protein biomarkers to specific patient treatment decisions. EPI’s proprietary technologies include the Liquid Tissue® technology for the extraction of proteins from formalin-fixed tissue and the Director™ technology for the laser microdissection of tissue. Abraxis Health believes EPI’s technologies and clinical assays will provide valuable support in the development of its thereapeutic and diagnostic programs. EPI will be consolidated in Abraxis Health’s financial statements beginning in the second quarter of 2009.

Property Purchase

In April 2009, Abraxis Health completed the purchase of certain real property in Costa Mesa, California for an aggregate purchase price of $30.5 million. The acquisition included a 15 acre site with an approximately 180,000 square foot three-story building, including approximately 70,000 square feet of laboratory space.